As filed with the Securities and Exchange Commission on January 12, 2011
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SS&C Technologies Holdings, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	71-0987913
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

7372
(Primary Standard Industrial Classification Code Number)

80 Lamberton Road
Windsor, Connecticut 06095
(860) 298-4500
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

William C. Stone
Chairman of the Board and Chief Executive Officer
SS&C Technologies Holdings, Inc.
80 Lamberton Road
Windsor, Connecticut 06095
(860) 298-4500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John A. Burgess, Esq. David A Westenberg, Esq. Justin L. Ochs, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000	Mark T. Bettencourt, Esq. Michael J. Minahan, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 (617) 570-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☑ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate Offering	Registration
Securities to be Registered	Registered(1)	per Share(2)	Price	Fee
Common Stock, $0.01 par value per share	12,650,000	$19.99	$252,873,500	$29,359

(1)	Includes 1,650,000 shares of common stock that may be purchased by the underwriters to cover over-allotments, if any.

(2)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) under the Securities Act, as amended, and is based on the average high and low prices of the registrant’s common stock on January 10, 2011.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information contained in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated January 12, 2011

Prospectus

11,000,000 Shares

Common Stock

SS&C Technologies Holdings, Inc. is offering 2,000,000 shares of its common stock, and the selling stockholders are offering 9,000,000 shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders, except for the aggregate exercise price of options held by certain selling stockholders.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “SSNC.” On January 10, 2011, the closing price of our common stock as reported on The NASDAQ Global Select Market was $20.36 per share.

Investing in our common stock involves risks. See “Risk factors” beginning on page 16.

	Per Share	Total

Price to Public	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to SS&C Holdings	$	$
Proceeds to Selling Stockholders	$	$

Certain of the selling stockholders have granted the underwriters the right to purchase up to an additional 1,650,000 shares of common stock on the same terms and conditions set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about             , 2011.

J.P. Morgan
Morgan Stanley
Deutsche Bank Securities
Needham & Company, LLC
Raymond James
Wells Fargo Securities
William Blair & Company

Prospectus dated             , 2011

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk factors” beginning on page 16, and our consolidated financial statements and the accompanying notes, before making an investment decision.

Unless the context otherwise requires, in this prospectus, (1) “SS&C Holdings” means SS&C Technologies Holdings, Inc., our top-level holding company that was formerly known as Sunshine Acquisition Corporation, (2) “SS&C” means SS&C Technologies, Inc., our primary operating company and a direct wholly owned subsidiary of SS&C Holdings, (3) “we,” “us” and “our” mean (a) prior to November 23, 2005, SS&C and its consolidated subsidiaries and (b) on and after November 23, 2005, SS&C Holdings and its consolidated subsidiaries, including SS&C, and (4) references to our “common stock” include both shares of our common stock and shares of our Class A non-voting common stock.

Overview

We are a leading provider of mission-critical, sophisticated software products and software-enabled services that allow financial services providers to automate complex business processes and effectively manage their information processing requirements. Our portfolio of software products and rapidly deployable software-enabled services allows our clients to automate and integrate front-office functions such as trading and modeling, middle-office functions such as portfolio management and reporting, and back-office functions such as accounting, performance measurement, reconciliation, reporting, processing and clearing. Our solutions enable our clients to focus on core operations, better monitor and manage investment performance and risk, improve operating efficiency and reduce operating costs. We provide our solutions globally to more than 4,500 clients, principally within the institutional asset management, alternative investment management and financial institutions vertical markets.

We provide the global financial services industry with a broad range of software-enabled services, which consist of software-enabled outsourcing services and subscription-based on-demand software that are managed and hosted at our facilities, and specialized software products, which are deployed at our clients’ facilities. Our software-enabled services, which combine the strengths of our proprietary software with our domain expertise, enable our clients to contract with us to provide many of their mission-critical and complex business processes. For example, we utilize our software to offer comprehensive fund administration services for alternative investment managers, including fund manager services, transfer agency services, fund of funds services, tax processing and accounting. We offer clients the flexibility to choose from multiple software delivery options, including on-premise applications and hosted, multi-tenant or dedicated applications. Our principal software products and software-enabled services include:

• Portfolio Management/Accounting	• Fund Administration Services
• Financial Modeling	• Loan Management/Accounting
• Trading/Treasury Operations	• Money Market Processing
• Property Management

Our business model is characterized by substantial contractually recurring revenues, high operating margins and significant cash flow. We generate revenues primarily through our high-value software-enabled services, which are typically sold on a long-term subscription basis and integrated into our clients’ business processes. Our software-enabled services are generally provided under non-cancelable contracts with initial terms of one to five years that require monthly or quarterly payments and are subject to automatic annual renewal at the end of the initial term unless terminated by either party. We also generate revenues by licensing our software to clients through either perpetual or term licenses and by selling maintenance services. Maintenance services are generally provided under annually renewable contracts. As a consequence, a significant portion of our revenues consists of subscription payments and maintenance fees and is contractually recurring in nature. Our pricing typically scales as a function of our clients’ assets under management, the complexity of asset classes managed and the volume of transactions.

Our contractually recurring revenue model helps us minimize the fluctuations in revenues and cash flows typically associated with up-front, perpetual software license revenues and enhances our ability to manage costs. Our contractually recurring revenues, which we define as our software-enabled services and maintenance revenues, increased as a percentage of total revenues from 52% in the year ended December 31, 2000 to 85% in the year ended December 31, 2009 and to 86% in the nine months ended September 30, 2010. We have experienced average revenue retention rates in each of the last five years of greater than 90% on our software-enabled services and maintenance contracts for our core enterprise products.

Through a combination of organic growth and acquisitions, we generated revenues of $270.9 million for the year ended December 31, 2009 as compared to revenues of $95.9 million for the year ended December 31, 2004, which was the last reported fiscal year before the going-private transaction described below. Our revenues increased from $199.9 million in the nine months ended September 30, 2009 to $242.8 million in the nine months ended September 30, 2010. We generated 83% of our revenues in the nine months ended September 30, 2010 from clients in North America and 17% from clients outside North America. Our revenues are highly diversified, with our largest client in the nine months ended September 30, 2010 accounting for less than 5% of our revenues.

Our industry

We serve a number of vertical markets within the financial services industry, including alternative investment funds, investment management firms, insurance companies, banks and brokerage firms. The financial crisis negatively affected each of these markets and contributed to a significant decline in asset value. In particular, alternative investment funds, such as hedge funds, experienced a shift from equities to money market funds, treasuries and other liquid instruments. These factors all contributed to reducing revenues among the financial services firms, which, in turn, affected their access to credit, spending ability and, in some cases, their long-term viability. With improvements in the financial services industry since the height of the financial crisis, we have experienced increased demand for our products and services, as evidenced by the increase in our organic revenues in the nine months ended September 30, 2010 from the comparable period of 2009, and we expect to benefit from continued improvements in the financial services industry.

Asset Classes and Securities Products Growing in Volume and Complexity. Investment professionals must increasingly track and invest in numerous types of asset classes far more complex than traditional equity and debt instruments. These assets require more sophisticated systems to automate functions such as trading and modeling, portfolio management, accounting, performance measurement, reconciliation, reporting, processing and clearing.

Increasing Regulatory Requirements and Investor Demand for Transparency. Recent market and economic conditions have led to new legislation and numerous proposals for changes in the regulation of the financial services industry. Several high-profile scandals have also led to increased investor demand for transparency. In addition, as the financial services industry continues to grow in complexity, we anticipate regulatory oversight will continue to impose new demands on financial services providers. The expectation is that hedge funds may start to experience similar regulatory pressures. In addition, financial services providers continue to face increasing regulatory oversight from domestic organizations such as the Financial Industry Regulatory Authority, U.S. Treasury Department, U.S. Securities and Exchange Commission, New York Stock Exchange, National Association of Insurance Commissioners and U.S. Department of Labor as well as foreign regulatory bodies such as the Office of Supervision of Financial Institutions in Ottawa, Canada, Financial Services Association in London, England and Ministry of Finance in Tokyo, Japan.

Increasing Willingness to Implement Solutions from Independent Software Vendors and Outsource IT Operations. Rather than internally developing applications that automate business processes, many financial services providers are implementing advanced software solutions from independent software vendors to replace their current systems, which are often cumbersome, time-consuming to operate and expensive to implement, customize, update and support. Additionally, financial services providers globally are outsourcing a growing percentage of their business processes to benefit from best-in-class process execution, focus on core operations, quickly expand into new markets, reduce costs, streamline organizations, handle increased transaction volumes and ensure system redundancy.

Intense Global Competition Among Financial Services Providers. Competition within the financial services industry has become intense as financial services providers expand into new markets and offer new services to their clients. In response to these increasingly competitive conditions worldwide, financial services organizations seek to rapidly expand into new markets, manage operational enterprise risk, increase front-office productivity, and drive cost savings by utilizing software to automate and integrate their mission-critical and labor intensive business processes.

Our competitive strengths

We believe that our position in the marketplace results from several key competitive strengths, including:

Enhanced Capability Through Software Ownership. We use our proprietary software products and infrastructure to provide our software-enabled services, strengthening our overall operating margins. Because we primarily use our own proprietary software in the execution of our software-enabled services and generally own and control our products’ source code, we can quickly identify and deploy product improvements and respond to client feedback.

Broad Portfolio of Products and Services Focused on Financial Services Organizations. Our broad portfolio of over 60 software products and software-enabled services allows professionals in the financial services industry to efficiently and rapidly analyze and manage information, increase productivity, devote more time to critical business decisions and reduce costs. We provide highly flexible, scalable and cost-effective solutions that enable our clients to track complex securities, better employ sophisticated investment strategies, scale efficiently and meet evolving regulatory requirements.

Independent Fund Administration Services. Third-party service providers in the alternative investment market, such as auditors, fund administrators, attorneys, custodians and prime brokers, provide transparency of the fund’s assets and the valuation of those assets. Conflicts of interest may arise when the above parties attempt to provide more than one of these services.

The industry is increasingly becoming aware of these conflicts and seeking independent fund administrators such as SS&C.

Highly Attractive Operating Model. By growing our contractually recurring revenues from our software-enabled services and our maintenance contracts, we gain greater predictability in the operation of our business, reduce volatility in our revenues and earnings, enhance our ability to manage our business and strengthen long-term relationships with our clients. We have designed our software and software-enabled services to be highly scalable to accommodate significant additional business volumes with limited incremental costs, providing us with opportunities to improve our operating margins and generate significant operating cash flows. We utilize a direct sales force model that benefits from significant direct participation by senior management and leverages the Internet as a direct marketing medium.

Deep Domain Knowledge and Extensive Industry Experience. As of December 31, 2010, we had 1,195 development, service and support professionals with significant expertise across the vertical markets that we serve and a deep working knowledge of our clients’ businesses. By leveraging our domain expertise and knowledge, we have developed, and continue to improve, our mission-critical software products and services to enable our clients to overcome the complexities inherent in their businesses.

Trusted Provider to Our Highly Diversified and Growing Client Base. By providing mission-critical, reliable software products and services for more than 20 years, we have become a trusted provider to a large and growing installed base within multiple segments of the financial services industry. Our clients include some of the largest and most well-recognized firms in the financial services industry. Our strong client relationships provide us with a significant opportunity to sell additional solutions to our existing clients and drive future revenue growth at lower cost.

Superior Client Support and Focus. Our ability to rapidly deliver improvements and our reputation for superior service have proven to be a strong competitive advantage when developing client relationships. We believe a close and active service and support relationship, which we foster through our dedicated client support teams for larger clients and through our interactive online client community (SS&C Solution Center), significantly enhances client satisfaction, strengthens client relationships and furnishes us with information regarding evolving client issues.

Our growth strategy

We intend to be the leading provider of superior technology solutions to the financial services industry. The key elements of our growth strategy include:

Continue to Develop Software-Enabled Services and New Proprietary Software. Since our founding in 1986, we have focused on building substantial financial services domain expertise, which enables us to respond to our clients’ most complex financial, accounting, actuarial, tax and regulatory needs. We intend to maintain and enhance our technological leadership by using our domain expertise to build valuable new software-enabled services, continuing to invest in internal development and opportunistically acquiring products and services that address the highly specialized needs of the financial services industry. Our software-enabled services revenues increased from $30.9 million for the year ended December 31, 2004 to $163.3 million for the year ended December 31, 2009, representing a compound annual growth rate of 40%. For the nine months ended September 30, 2009 to the nine months ended September 30, 2010, our software-enabled services revenues increased from $120.8 million to $155.7 million.

Expand Our Client Base. Our client base of more than 4,500 clients represents a fraction of the total number of financial services providers globally. As a result, we believe there is substantial opportunity to grow our client base over time as our products become more widely adopted and to capitalize on the increasing adoption of mission-critical, sophisticated software and software-enabled services by financial services providers as they continue to replace inadequate legacy solutions and custom in-house solutions that are inflexible and costly to maintain.

Increase Revenues from Existing Clients. Revenues from our existing clients generally grow along with the amount and complexity of assets that they manage and the volume of transactions that they execute. Many of our current clients use our products only for a portion of their total assets under management and investment funds, providing us with significant opportunities to expand our business relationship and revenues. We have been successful in, and expect to continue to focus our marketing efforts on, providing additional modules or features to the products and services our existing clients already use, as well as cross-selling our other products and services. Moreover, our high quality of service helps us maintain significant client retention rates and longer lasting client relationships.

Continue to Capitalize on Acquisitions of Complementary Businesses and Technologies. We intend to continue to employ a highly disciplined and focused acquisition strategy to broaden and enhance our product and service offerings, expand our intellectual property portfolio, add new clients and supplement our internal development efforts. Our acquisitions have enabled us to expand our product and service offerings into new markets or client bases within the financial services industry. We believe our acquisitions have been an extension of our research and development effort that has enabled us to purchase proven products and remove the uncertainties associated with software development projects. We have a proven ability to integrate complementary businesses as demonstrated by the 31 businesses we have acquired since 1995.

Strengthen Our International Presence. We believe that there is a significant market opportunity to provide software and services to financial services providers outside North America. In the nine months ended September 30, 2010, we generated 17% of our revenues from clients outside North America. We are building our international operations in order to increase our sales outside North America. We plan to expand our international market presence by leveraging our existing software products and software-enabled services.

Our acquisitions

We intend to continue to employ a highly disciplined and focused acquisition strategy to broaden and enhance our product and service offerings, add new clients and supplement our internal development efforts. Our acquisitions have enabled us to expand our product and service offerings into new markets or client bases within the financial services industry. The addition of new products and services has also enabled us to market other products and services to acquired client bases. We believe our acquisitions have been an extension of our research and development effort and have enabled us to purchase proven products and remove the uncertainties sometimes associated with software development projects.

Since 1995, we have acquired 31 businesses within our industry. These acquisitions have contributed marketable products and services, which have added to our revenues and earnings. We believe we have generally been able to improve the operating performance and profitability of our acquired businesses. We seek to reduce the costs of the acquired businesses by consolidating sales and marketing efforts and by eliminating redundant administrative tasks and research and development expenses. In many cases, we have also been able to increase revenues generated by acquired products and services by leveraging our existing products and services, larger sales capabilities and client base.

Risks associated with our business

Our business is subject to numerous risks and uncertainties, as more fully described under “Risk factors” beginning on page 16, which you should carefully consider before purchasing our common stock. For example:

•	Our business is greatly affected by changes in the state of the general economy and the financial markets, and economic uncertainty or a prolonged downturn in the general economy or the financial services industry could adversely affect demand for our products and services.

•	We face significant competition, which may result in price reductions, reduced gross margins or loss of market share.

•	If we cannot attract, train and retain qualified managerial, technical and sales personnel, we may not be able to provide adequate technical expertise and customer service to our clients or maintain focus on our business strategy.

•	Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under our 11 3/4% senior subordinated notes due 2013 and our senior credit facilities.

In addition, the ability of new investors to influence corporate matters may be limited because a small number of stockholders will beneficially own a substantial amount of our common stock after this offering. Following the completion of this offering, investment funds affiliated with Carlyle will beneficially own approximately     % of our common stock, and William C. Stone, our Chairman of the Board of Directors and Chief Executive Officer, will beneficially own approximately     % of our common stock, assuming that the underwriters do not exercise their option to purchase additional shares.

Principal stockholder—The Carlyle Group

The Carlyle Group, or Carlyle, is a global alternative asset manager with $97.7 billion of assets under management committed to 76 funds as of September 30, 2010. Carlyle invests across three asset classes — private equity, real estate and credit alternatives — in Africa, Asia, Australia, Europe, North America and South America focusing on aerospace & defense, automotive & transportation, consumer & retail, energy & power, financial services, healthcare, industrial, infrastructure, technology & business services and telecommunications & media. Since 1987, the firm has invested $64.7 billion of equity in 1,015 transactions. The Carlyle Group employs more than 900 people in 19 countries. Carlyle deals have included the acquisitions of OpenLink Financial, a leading provider of portfolio management software solutions to the commodity, energy and financial services markets, Freescale Semiconductor, Inc., one of the world’s largest semiconductor companies, The Hertz Corporation, the largest worldwide car rental brand, Blackboard, Inc., a leading e-learning platform provider, and Booz Allen, a provider of management consulting for businesses and governments.

The going-private transaction

On November 23, 2005, SS&C Holdings, a Delaware corporation owned by investment funds affiliated with Carlyle, acquired SS&C through the merger of Sunshine Merger Corporation with and into SS&C, with SS&C being the surviving company and a wholly owned subsidiary of SS&C Holdings, and SS&C’s outstanding common stock converted into the right to receive $37.25 per share in cash (without giving effect to the 8.5-for-1 stock split of our common stock that was effected on March 10, 2010). We refer to the acquisition of SS&C by SS&C Holdings as the “Acquisition.”

The following transactions occurred in connection with the Acquisition:

•	Carlyle capitalized SS&C Holdings with an aggregate equity contribution of $381.0 million;

•	William C. Stone, SS&C’s Chairman of the Board and Chief Executive Officer, contributed $165.0 million of equity in the form of stock and rollover options, and certain other management and employee option holders contributed approximately $9.0 million of additional equity in the form of rollover options, to SS&C Holdings;

•	SS&C entered into senior secured credit facilities consisting of:

•	a $75.0 million revolving credit facility, of which $10.0 million was drawn at closing; and

•	a $275.0 million term loan B facility, which was fully drawn at closing and of which the equivalent of $75.0 million was drawn in Canadian dollars by one of SS&C’s Canadian subsidiaries;

•	SS&C issued and sold $205.0 million in aggregate principal amount of 11 3/4% senior subordinated notes due 2013;

•	all outstanding options to purchase shares of SS&C’s common stock became fully vested and immediately exercisable, and each outstanding option (other than options held by (1) non-employee directors, (2) certain individuals identified in a schedule to the Merger Agreement and (3) individuals who held options that were exercisable for fewer than 100 shares of SS&C’s common stock) were, subject to certain conditions, assumed by SS&C Holdings and converted into an option to acquire common stock of SS&C Holdings; and

•	all in-the-money warrants to purchase shares of SS&C’s common stock were cancelled in exchange for cash equal to the excess of the transaction price over the exercise price of the warrants.

In this prospectus, we refer to the Acquisition, the equity contributions to SS&C Holdings, the offering of the senior subordinated notes and the other transactions described above as the “Transaction.”

As a result of the Transaction, as of December 31, 2010, investment funds affiliated with Carlyle beneficially owned approximately 59.8% of the common stock of SS&C Holdings and William C. Stone, the Chairman of the Board and Chief Executive Officer of each of SS&C and SS&C Holdings, beneficially owned approximately 24.6% of the common stock of SS&C Holdings. See “Principal and selling stockholders” for additional information, including the calculation of beneficial ownership. The term “Successor” refers to us following the Acquisition, and the term “Predecessor” refers to us prior to the Acquisition.

The table set forth below compares the per share and aggregate amounts contributed to SS&C Holdings by William C. Stone, Carlyle and certain other management and employee option holders at the time of Transaction with the implied per share and aggregate value of the shares of our common stock at the time of this offering, based on an assumed public offering price of

$20.36 per share, which is the closing price of our common stock as reported on The NASDAQ Global Select Market on January 10, 2011:

	Time of	Time of
	Transaction	this offering

Per share	$8.64	$20.36
Aggregate	$555 million	$1,308 million

Additional information

SS&C Holdings was incorporated in Delaware as Sunshine Acquisition Corporation in July 2005 and changed its name to SS&C Technologies Holdings, Inc. in June 2007. SS&C was organized as a Connecticut corporation in March 1986 and reincorporated as a Delaware corporation in April 1996. On November 23, 2005, SS&C Holdings acquired SS&C, as described above under “The going-private transaction.” Our principal executive offices are located at 80 Lamberton Road, Windsor, Connecticut 06095, and our telephone number at that location is (860) 298-4500. Our website address is www.ssctech.com. Information contained on our website does not constitute a part of this prospectus.

The offering

Common stock offered by SS&C Technologies Holdings, Inc.	2,000,000 shares

Common stock offered by the selling stockholders	9,000,000 shares

Total	11,000,000 shares

Common stock to be outstanding after this offering	shares

Over-allotment option offered by certain of the selling stockholders	Certain of the selling stockholders have granted the underwriters a 30-day option to purchase up to 1,650,000 shares of common stock.

Use of proceeds	We estimate that we will receive approximately $ million in net proceeds from the 2,000,000 shares of common stock that we are offering based upon an assumed public offering price of $20.36 per share (the closing price of our common stock as reported on The NASDAQ Global Select Market on January 10, 2011) and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use our net proceeds of this offering to redeem a portion of our outstanding 11 3/4% senior subordinated notes due 2013 at a redemption price of 102.9375% of the principal amount, plus accrued and unpaid interest. We will not receive any proceeds from the sale of shares by the selling stockholders, except for the aggregate exercise price of options held by certain selling stockholders. See “Use of proceeds” for additional information.

The NASDAQ Global Select Market symbol	“SSNC”

The number of shares of our common stock to be outstanding following this offering is based on           shares of our common stock outstanding as of December 31, 2010, which includes        shares to be sold by selling stockholders upon the exercise of outstanding options in connection with this offering and excludes:

•	12,182,192 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2010 at a weighted average exercise price of $8.51 per share;

•	1,497,711 shares of common stock reserved as of December 31, 2010 for future issuance under our 2006 equity incentive plan; and

•	2,361,077 shares of common stock reserved as of December 31, 2010 for future issuance under our 2008 stock incentive plan.

The shares of common stock offered by us and the selling stockholders in this offering will represent     % of the total shares of common stock to be outstanding after this offering.

Unless otherwise indicated, all information in this prospectus reflects and assumes the following:

•	no exercise of outstanding options after December 31, 2010;

•	an 8.5-for-1 stock split of our common stock that was effected on March 10, 2010; and

•	no exercise by the underwriters of their over-allotment option.

Summary historical financial data

The tables below summarize our historical consolidated financial data as of and for the periods indicated. You should read the following information together with the more detailed information contained in “Selected historical financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the accompanying notes.

On November 23, 2005, SS&C Holdings acquired SS&C through the merger of Sunshine Merger Corporation, a wholly owned subsidiary of SS&C Holdings, with and into SS&C, with SS&C being the surviving company and a wholly owned subsidiary of SS&C Holdings. We refer to the acquisition of SS&C by SS&C Holdings as the “Acquisition.” We refer to the Acquisition, together with related transactions entered into to finance the cash consideration for the Acquisition, to refinance certain of our existing indebtedness and to pay related transaction fees and expenses, as the “Transaction.”

The term “Successor” refers to us following the Acquisition, and the term “Predecessor” refers to us prior to the Acquisition. Certain financial information in this prospectus for the Predecessor period from January 1, 2005 through November 22, 2005 and the Successor period from November 23, 2005 through December 31, 2005 has been presented on a combined basis. This presentation does not comply with generally accepted accounting principles or with the rules for pro forma presentation, but is presented because we believe that it provides a meaningful comparison of our results. The combined operating results may not reflect the actual results we would have achieved absent the Transaction and may not be predictive of future results of operations.

The as adjusted balance sheet data set forth below give effect to the receipt by us of approximately $           in net proceeds from the sale of 2,000,000 shares of our common stock in this offering at an assumed public offering price of $20.36 per share (the closing price of our common stock as reported on The NASDAQ Global Select Market on January 10, 2011), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the use of such net proceeds and $           million of our existing cash resources to redeem $      million in original principal amount of our outstanding 11 3/4% senior subordinated notes at a redemption price of 102.9375% of the principal amount, plus accrued and unpaid interest. The as adjusted balance sheet also gives effect to our receipt of the aggregate exercise price for the        shares of common stock to be acquired by certain of the selling stockholders upon exercise of options in connection with this offering, a loss on extinguishment of debt of approximately $      million, including a $      million redemption premium and a non-cash charge of approximately $      million relating to the write-off of deferred financing fees attributable to the redeemed notes and the related tax effects of the above.

	Predecessor	Successor	Combined[1]	Successor
	January 1	November 23	Year	Year	Year	Year	Year
	through	through	ended	ended	ended	ended	ended	Nine Months Ended
(In thousands,	November 22,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	September 30,	September 30,
except per share data)	2005	2005	2005	2006	2007	2008	2009	2009	2010

								(unaudited)	(unaudited)
Statement of operations data:
Revenues:
Software licenses	$20,147	$3,587	$23,734	$22,925	$27,514	$24,844	$20,661	$15,632	$17,629
Maintenance	44,064	3,701	47,765	55,222	61,910	65,178	66,099	48,565	54,130
Professional services	12,565	2,520	15,085	19,582	17,491	24,352	20,889	14,872	15,384
Software-enabled services	67,193	7,857	75,050	107,740	141,253	165,632	163,266	120,801	155,652

Total revenues	143,969	17,665	161,634	205,469	248,168	280,006	270,915	199,870	242,795
Total cost of revenues	59,004	7,627	66,631	100,016	128,882	142,433	137,740	102,394	122,439

Gross profit	84,965	10,038	95,003	105,453	119,286	137,573	133,175	97,476	120,356

Operating expenses:
Selling, marketing, general and administrative	25,078	2,504	27,582	37,964	44,274	45,686	39,559	29,912	38,075
Research and development	19,199	2,071	21,270	23,620	26,282	26,804	26,513	19,593	23,486
Merger costs	36,912	—	36,912	—	—	—	—	—	—

Total operating expenses	81,189	4,575	85,764	61,584	70,556	72,490	66,072	49,505	61,561

Operating income	3,776	5,463	9,239	43,869	48,730	65,083	67,103	47,971	58,795
Interest income	1,031	30	1,061	388	939	409	28	24	9
Interest expense	(2,092)	(4,920)	(7,012)	(47,427)	(45,463)	(41,539)	(36,891)	(27,815)	(23,827)
Other (expense) income, net	655	258	913	456	1,911	1,994	(1,418)	(1,256)	653
Loss on extinguishment of debt	—	—	—	—	—	—	—	—	(5,480)

Income (loss) before income taxes	3,370	831	4,201	(2,714)	6,117	25,947	28,822	18,924	30,150
Provision (benefit) for income taxes	2,658	—	2,658	(3,789)	(458)	7,146	9,804	5,928	6,913

Net income	$712	$831	$1,543	$1,075	$6,575	$18,801	$19,018	$12,996	$23,237

Earnings per share[2]
Basic	$0.03	$0.01		$0.02	$0.11	$0.31	$0.31	$0.22	$0.34

Diluted	$0.03	$0.01		$0.02	$0.10	$0.30	$0.30	$0.21	$0.32

Weighted average shares outstanding[2]
Basic	23,300	60,138		60,172	60,245	60,284	60,381	60,378	67,919
Diluted	24,478	62,167		62,182	63,382	63,700	63,653	63,132	71,499
Other financial data:
Recurring revenue percentage[3]	77.3%	65.4%	76.0%	79.3%	81.9%	82.4%	84.7%	84.7%	86.4%
Consolidated EBITDA[4]	$64,989	$8,588	$73,577	$83,998	$98,667	$115,566	$119,266	$82,979	$99,579

	As of September 30, 2010
(In thousands)	Actual	As adjusted

	(unaudited)	(unaudited)

Balance sheet data:
Cash and cash equivalents	$86,975	$
Working capital	71,064
Total assets	1,245,639
11 3/4% senior subordinated notes due 2013	133,250
Senior credit facility, including current portion	157,072
Total stockholders’ equity	828,489

(1)	Our combined results for the year ended December 31, 2005 represent the addition of the Predecessor period from January 1, 2005 through November 22, 2005 and the Successor period from November 23, 2005 through December 31, 2005. This combination does not comply with generally accepted accounting principles (GAAP) or with the rules for pro forma presentation, but is presented because we believe it provides the most meaningful comparison of our results.

(2)	Amounts for the Predecessor period are computed based upon the capital structure in existence prior to the Acquisition. Amounts for the Successor periods are computed based upon the capital structure in existence subsequent to the Acquisition.

(3)	Recurring revenue percentage represents software-enabled services revenues and maintenance revenues as a percentage of total revenues. We do not believe that the recurring revenue percentage for the Successor period of 2005 is meaningful because such period is only five weeks in duration and not indicative of our overall trends.

(4)	Consolidated EBITDA is a non-GAAP financial measure used in key financial covenants contained in our senior credit facilities, which are material facilities supporting our capital structure and providing liquidity to our business. Consolidated EBITDA is defined as earnings before interest, taxes, depreciation and amortization (EBITDA), further adjusted to exclude unusual items and other adjustments permitted in calculating covenant compliance under our senior credit facilities. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Consolidated EBITDA is appropriate to provide additional information to investors to demonstrate compliance with the specified financial ratios and other financial condition tests contained in our senior credit facilities.

Management uses Consolidated EBITDA to gauge the costs of our capital structure on a day-to-day basis when full financial statements are unavailable. Management further believes that providing this information allows our investors greater transparency and a better understanding of our ability to meet our debt service obligations and make capital expenditures.

Any breach of covenants in our senior credit facilities that are tied to ratios based on Consolidated EBITDA could result in a default under that agreement, in which case the lenders could elect to declare all amounts borrowed due and payable and to terminate any commitments they have to provide further borrowings. Any such acceleration would also result in a default under our indenture. Any default and subsequent acceleration of payments under our debt agreements would have a material adverse effect on our results of operations, financial position and cash flows. Additionally, under our debt agreements, our ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends is also tied to ratios based on Consolidated EBITDA.

Consolidated EBITDA does not represent net income or cash flow from operations as those terms are defined by GAAP and does not necessarily indicate whether cash flows will be sufficient to fund cash needs. Further, our senior credit facilities require that Consolidated EBITDA be calculated for the most recent four fiscal quarters. As a result, the measure can be disproportionately affected by a particularly strong or weak quarter. Further, it may not be comparable to the measure for any subsequent four-quarter period or any complete fiscal year.

Consolidated EBITDA is not a recognized measurement under GAAP, and investors should not consider Consolidated EBITDA as a substitute for measures of our financial performance and liquidity as determined in accordance with GAAP, such as net income, operating income or net cash provided by operating activities. Because other companies may calculate Consolidated EBITDA differently than we do, Consolidated EBITDA may not be comparable to similarly titled measures reported by other companies. Consolidated EBITDA has other limitations as an analytical tool, when compared to the use of net income, which is the most directly comparable GAAP financial measure, including:

• Consolidated EBITDA does not reflect the provision of income tax expense in our various jurisdictions;

• Consolidated EBITDA does not reflect the significant interest expense we incur as a result of our debt leverage;

• Consolidated EBITDA does not reflect any attribution of costs to our operations related to our investments and capital expenditures through depreciation and amortization charges;

• Consolidated EBITDA does not reflect the cost of compensation we provide to our employees in the form of stock option awards; and

• Consolidated EBITDA excludes expenses that we believe are unusual or non-recurring, but which others may believe are normal expenses for the operation of a business.

The following is a reconciliation of net income to EBITDA and Consolidated EBITDA:

									Nine Months Ended
									September 30,
	Predecessor	Successor	Combined[a]	Successor
		Period
	Period	from
	from	November 23,						Twelve
	January 1	2005	Year	Year	Year	Year	Year	Months
	through	through	ended	ended	ended	ended	ended	Ended
	November 22,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	September 30,
(In thousands)	2005	2005	2005	2006	2007	2008	2009	2010[b]	2009	2010

								(unaudited)	(unaudited)	(unaudited)
Net income	$712	$831	$1,543	$1,075	$6,575	$18,801	$19,018	$29,259	$12,996	$23,237
Interest expense, net[c]	1,061	4,890	5,951	47,039	44,524	41,130	36,863	38,370	27,791	29,298
Income taxes	2,658	—	2,658	(3,789)	(458)	7,146	9,804	10,789	5,928	6,913
Depreciation and amortization	9,575	2,301	11,876	27,128	35,047	35,038	36,028	39,677	26,707	30,356

EBITDA	14,006	8,022	22,028	71,453	85,668	102,115	101,713	118,095	73,422	89,804
Purchase accounting adjustments[d]	—	616	616	3,017	(296)	(289)	(93)	(54)	(163)	(124)
Merger costs	36,912	—	36,912	—	—	—	—	—	—	—
Capital-based taxes	—	—	—	1,841	1,721	1,212	795	984	672	861
Unusual or non-recurring charges (income)[e]	(737)	(242)	(979)	1,485	(1,718)	1,480	1,990	(142)	1,683	(449)
Acquired EBITDA and cost savings[f]	14,808	85	14,893	1,147	135	2,379	8,053	2,121	2,025	192
Stock-based compensation	—	—	—	3,871	10,979	7,323	5,607	10,425	4,363	9,181
Other[g]	—	107	107	1,184	2,158	1,346	1,201	338	977	114

Consolidated EBITDA	$64,989	$8,588	$73,577	$83,998	$98,667	$115,566	$119,266	$131,767	$82,979	$99,579

(a)	Our combined results for the year ended December 31, 2005 represent the addition of the Predecessor period from January 1, 2005 through November 22, 2005 and the Successor period from November 23, 2005 through December 31, 2005. This combination does not comply with GAAP or with the rules for pro forma presentation, but is presented because we believe it provides the most meaningful comparison of our results.

(b)	Results for the twelve months ended September 30, 2010 are included because our senior credit facilities require the calculation of our consolidated total leverage and consolidated net interest coverage ratio for the prior four consecutive quarters. With the exception of acquired EBITDA and cost savings, our results for the twelve months ended September 30, 2010 are calculated based on our results for the year ended December 31, 2009, in addition to our results for the nine months ended September 30, 2010, less our results for the nine months ended September 30, 2009.

(c)	Interest expense includes any loss on extinguishment of debt shown as a separate line item on the statement of operations.

(d)	Purchase accounting adjustments include (1) an adjustment to increase revenues by the amount that would have been recognized if deferred revenue were not adjusted to fair value at the date of the Transaction and (2) an adjustment to increase rent expense by the amount that would have been recognized if lease obligations were not adjusted to fair value at the date of the Transaction.

(e)	Unusual or non-recurring charges include foreign currency transaction gains and losses, expenses related to our prior proposed public offering, severance expenses associated with workforce reduction, gains and losses on the sales of marketable securities, equity earnings and losses on investments, proceeds and payments associated with legal and other settlements, costs associated with the closing of a regional office and other one-time gains and expenses.

(f)	Acquired EBITDA and cost savings reflects the EBITDA impact of significant businesses that were acquired during the period as if the acquisition occurred at the beginning of the period and cost savings to be realized from such acquisitions.

(g)	Other includes management fees and related expenses paid to Carlyle and the non-cash portion of straight-line rent expense.

Consolidated EBITDA and consolidated leverage ratios

Our senior credit facilities require us to maintain both a maximum consolidated total leverage to Consolidated EBITDA ratio (currently no more than 5.50) and a minimum Consolidated EBITDA to consolidated net interest coverage ratio (currently not less than 2.25), in each case calculated for the trailing four quarters.

The table below summarizes our Consolidated EBITDA, consolidated total leverage ratio and consolidated net interest coverage ratio for the periods presented.

	Combined[1]		Successor
							Twelve months	Twelve months
	Twelve months		Twelve months	Twelve months	Twelve months	Twelve months	ended	ended
	ended		ended	ended	ended	ended	September 30, 2010	September 30, 2010
(In thousands, except ratio data)	December 31, 2005		December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2009	(Actual)	(As adjusted)[6]

Consolidated EBITDA[2]	$73,577		$83,998	$98,667	$115,566	$119,266	$131,767
Consolidated total leverage to Consolidated EBITDA ratio (current maximum covenant level: 5.50)[3]	6.43		5.48	4.30	3.28	3.17	1.98
Consolidated EBITDA to consolidated net interest coverage ratio (current minimum covenant level: 2.25)[4]	10.87	[5]	1.88	2.34	2.98	3.45	4.30

(1)	Our combined results for the year ended December 31, 2005 represent the addition of the Predecessor period from January 1, 2005 through November 22, 2005 and the Successor period from November 23, 2005 through December 31, 2005. This combination does not comply with GAAP or with the rules for pro forma presentation, but is presented because we believe it provides the most meaningful comparison of our results.

(2)	We reconcile our Consolidated EBITDA for the trailing four quarters to net income for the same period using the same methods set forth above.

(3)	Consolidated total leverage ratio is defined in our senior credit facilities at the last day of any period of four consecutive fiscal quarters, as the ratio of (a) the principal amount of all debt at such date, minus the amount, up to a maximum amount of $30.0 million, of cash and cash equivalents to (b) Consolidated EBITDA. The current maximum consolidated total leverage ratio is 5.50. The maximum consolidated total leverage ratio for 2010 and 2009 was 5.50, for 2008 was 6.00, for 2007 was 6.75 and for 2006 was 7.50. There was no maximum consolidated total leverage ratio covenant prior to June 30, 2006.

(4)	Consolidated net interest coverage ratio is defined in our senior credit facilities as for any period, the ratio of (a) Consolidated EBITDA for such period to (b) total cash interest expense for such period with respect to all outstanding indebtedness minus total cash interest income for such period. The current minimum consolidated net interest coverage ratio is 2.25. The minimum consolidated net interest coverage ratio for 2010 and 2009 was 2.00, for 2008 was 1.70, for 2007 was 1.50 and for 2006 was 1.40. There was no minimum consolidated net interest coverage ratio covenant prior to June 30, 2006.

(5)	This ratio is not comparable because we did not incur debt under our existing senior credit facilities until November 2005 in connection with the Transaction.

(6)	As adjusted to give effect to the receipt by us of approximately $ in net proceeds from the sale of 2,000,000 shares of our common stock in this offering at an assumed public offering price of $20.36 per share (the closing price of our common stock as reported on The NASDAQ Global Select Market on January 10, 2011), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the use of such net proceeds and $ million of our existing cash resources to redeem $ million in original principal amount of our outstanding 11 3/4% senior subordinated notes at a redemption price of 102.9375% of the principal amount, plus accrued and unpaid interest. The as adjusted data also give effect to our receipt of the aggregate exercise price for the shares of common stock to be acquired by certain of the selling stockholders upon exercise of options in connection with this offering.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in our common stock. If any of the following risks occur, our business, financial condition and operating results could be materially affected. The trading price of our common stock could decline as a result of any of these risks, and you might lose all or part of your investment in our common stock.

Risks relating to our business

Our business is greatly affected by changes in the state of the general economy and the financial markets, and economic uncertainty or a prolonged downturn in the general economy or the financial services industry could adversely affect the demand for our products and services.

As widely reported, global credit and financial markets have experienced extreme disruptions over the past several years, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, and uncertainty about economic stability. These factors have caused and could continue to cause our clients or prospective clients to delay or reduce purchases of our products, and our revenues could be adversely affected. Fluctuations in the value of assets under our clients’ management could also adversely affect our revenues. Unfavorable economic conditions or continuing economic uncertainty could make it difficult for our clients to obtain credit on reasonable terms or at all, preventing them from making desired purchases of our products and services, and may impair the ability of our clients to pay for products they have purchased. We cannot predict the timing or duration of any economic downturn, generally, or in the markets in which our businesses operate. Continued turbulence in the U.S. and international markets, renewed concern about the strength and sustainability of a recovery, particularly given the risk of sovereign debt defaults by European Union member countries, and prolonged declines in business consumer spending could materially adversely affect our liquidity and financial condition, and the liquidity and financial condition of our clients.

Our clients include a range of organizations in the financial services industry whose success is linked to the health of the economy generally and of the financial markets specifically. As a result, we believe that fluctuations, disruptions, instability, downturns or uncertainty in the general economy and the financial services industry could adversely affect demand for our products and services. For example, such fluctuations, disruptions, instability, downturns or uncertainty may cause our clients to do the following:

•	cancel or reduce planned expenditures for our products and services;
•	process fewer transactions through our software-enabled services;
•	seek to lower their costs by renegotiating their contracts with us;
•	move their IT solutions in-house;
•	switch to lower-priced solutions provided by our competitors; or
•	exit the industry.

If such conditions occur and persist, our business and financial results, including our liquidity and our ability to fulfill our obligations to the holders of our 11 3/4% senior subordinated notes due 2013, which we refer to as the notes or senior subordinated notes, and our other lenders, could be materially adversely affected.

Further or accelerated consolidations and failures in the financial services industry could adversely affect our results of operations due to a resulting decline in demand for our products and services.

If banks and financial services firms fail or continue to consolidate, there could be a decline in demand for our products and services. Failures, mergers and consolidations of banks and financial institutions reduce the number of our clients and potential clients, which could adversely affect our revenues even if these events do not reduce the aggregate activities of the consolidated entities. Further, if our clients fail and/or merge with or are acquired by other entities that are not our clients, or that use fewer of our products and services, they may discontinue or reduce their use of our products and services. It is also possible that the larger financial institutions resulting from mergers or consolidations would have greater leverage in negotiating terms with us. In addition, these larger financial institutions could decide to perform in-house some or all of the services that we currently provide or could provide or to consolidate their processing on a non-SS&C system. The resulting decline in demand for our products and services could have a material adverse effect on our revenues.

If we are unable to retain and attract clients, our revenues and net income would remain stagnant or decline.

If we are unable to keep existing clients satisfied, sell additional products and services to existing clients or attract new clients, then our revenues and net income would remain stagnant or decline. A variety of factors could affect our ability to successfully retain and attract clients, including:

•	the level of demand for our products and services;

•	the level of client spending for information technology;

•	the level of competition from internal client solutions and from other vendors;

•	the quality of our client service;

•	our ability to update our products and services and develop new products and services needed by clients;

•	our ability to understand the organization and processes of our clients; and

•	our ability to integrate and manage acquired businesses.

We face significant competition with respect to our products and services, which may result in price reductions, reduced gross margins or loss of market share.

The market for financial services software and services is competitive, rapidly evolving and highly sensitive to new product and service introductions and marketing efforts by industry participants. The market is also highly fragmented and served by numerous firms that target only local markets or specific client types. We also face competition from information systems developed and serviced internally by the IT departments of financial services firms.

Some of our current and potential competitors have significantly greater financial, technical, distribution and marketing resources, generate higher revenues and have greater name recognition. Our current or potential competitors may develop products comparable or superior to those developed by us, or adapt more quickly to new technologies, evolving industry trends or changing client or regulatory requirements. It is also possible that alliances among competitors may emerge and rapidly acquire significant market share. Increased competition may result in price reductions, reduced gross margins and loss of market share. Accordingly, our business may not grow as expected and may decline.

Catastrophic events may adversely affect our ability to provide, our clients’ ability to use, and the demand for, our products and services, which may disrupt our business and cause a decline in revenues.

A war, terrorist attack, natural disaster or other catastrophe may adversely affect our business. A catastrophic event could have a direct negative impact on us or an indirect impact on us by, for example, affecting our clients, the financial markets or the overall economy and reducing our ability to provide, our clients’ ability to use, and the demand for, our products and services. The potential for a direct impact is due primarily to our significant investment in infrastructure. Although we maintain redundant facilities and have contingency plans in place to protect against both man-made and natural threats, it is impossible to fully anticipate and protect against all potential catastrophes. A computer virus, security breach, criminal act, military action, power or communication failure, flood, severe storm or the like could lead to service interruptions and data losses for clients, disruptions to our operations, or damage to important facilities. In addition, such an event may cause clients to cancel their agreements with us for our products or services. Any of these events could cause a decline in our revenues.

Our software-enabled services may be subject to disruptions that could adversely affect our reputation and our business.

Our software-enabled services maintain and process confidential data on behalf of our clients, some of which is critical to their business operations. For example, our trading systems maintain account and trading information for our clients and their customers. There is no guarantee that the systems and procedures that we maintain to protect against unauthorized access to such information are adequate to protect against all security breaches. If our software-enabled services are disrupted or fail for any reason, or if our systems or facilities are infiltrated or damaged by unauthorized persons, our clients could experience data loss, financial loss, harm to their reputation and significant business interruption. If that happens, we may be exposed to unexpected liability, our clients may leave, our reputation may be tarnished, and client dissatisfaction and lost business may result.

We may not achieve the anticipated benefits from our acquisitions and may face difficulties in integrating our acquisitions, which could adversely affect our revenues, subject us to unknown liabilities, increase costs and place a significant strain on our management.

We have acquired and intend in the future to acquire companies, products or technologies that we believe could complement or expand our business, augment our market coverage, enhance our technical capabilities or otherwise offer growth opportunities. However, acquisitions could subject us to contingent or unknown liabilities, and we may have to incur debt or severance liabilities or write off investments, infrastructure costs or other assets.

Our success is also dependent on our ability to complete the integration of the operations of acquired businesses in an efficient and effective manner. Successful integration in the rapidly changing financial services software and services industry may be more difficult to accomplish than in other industries. We may not realize the benefits we anticipate from acquisitions, such as lower costs or increased revenues. We may also realize such benefits more slowly than anticipated, due to our inability to:

•	combine operations, facilities and differing firm cultures;

•	retain the clients or employees of acquired entities;

•	generate market demand for new products and services;

•	coordinate geographically dispersed operations and successfully adapt to the complexities of international operations;

•	integrate the technical teams of these companies with our engineering organization;

•	incorporate acquired technologies and products into our current and future product lines; and

•	integrate the products and services of these companies with our business, where we do not have distribution, marketing or support experience for these products and services.

Integration may not be smooth or successful. The inability of management to successfully integrate the operations of acquired companies could disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and harm our operating results or financial condition. Such acquisitions may also place a significant strain on our administrative, operational, financial and other resources. To manage growth effectively, we must continue to improve our management and operational controls, enhance our reporting systems and procedures, integrate new personnel and manage expanded operations. If we are unable to manage our growth and the related expansion in our operations from recent and future acquisitions, our business may be harmed through a decreased ability to monitor and control effectively our operations and a decrease in the quality of work and innovation of our employees. Certain of our acquisitions have generated disputes with stockholders or management of acquired companies that have required the expenditure of our resources to address or have led to litigation; any such disputes may reduce the value we hope to realize from our acquisitions, either by increasing our costs of the acquisition, reducing our opportunities to realize revenues from the acquisition or imposing litigation costs or adverse judgments on us.

We expect that our operating results, including our profit margins and profitability, may fluctuate over time.

Historically, our revenues, profit margins and other operating results have fluctuated from period to period and over time primarily due to the timing, size and nature of our license and service transactions. Additional factors that may lead to such fluctuation include:

•	the timing of the introduction and the market acceptance of new products, product enhancements or services by us or our competitors;

•	the lengthy and often unpredictable sales cycles of large client engagements;

•	the amount and timing of our operating costs and other expenses;

•	the financial health of our clients;

•	changes in the value of assets under our clients’ management;

•	cancellations of maintenance and/or software-enabled services arrangements by our clients;

•	changes in local, national and international regulatory requirements;

•	changes in our personnel;

•	implementation of our licensing contracts and software-enabled services arrangements;

•	changes in economic and financial market conditions; and

•	changes in the mix in the types of products and services we provide.

If we cannot attract, train and retain qualified managerial, technical and sales personnel, we may not be able to provide adequate technical expertise and customer service to our clients or maintain focus on our business strategy.

We believe that our success is due in part to our experienced management team. We depend in large part upon the continued contribution of our senior management and, in particular, William C. Stone, our Chief Executive Officer and Chairman of our Board of Directors. Losing the services of one or more members of our senior management could significantly delay or prevent the achievement of our business objectives. Mr. Stone has been instrumental in developing our business strategy and forging our business relationships since he founded the company in 1986. We maintain no key man life insurance policies for Mr. Stone or any other senior officer or manager.

Our success is also dependent upon our ability to attract, train and retain highly skilled technical and sales personnel. Loss of the services of these employees could materially affect our operations. Competition for qualified technical personnel in the software industry is intense, and we have, at times, found it difficult to attract and retain skilled personnel for our operations.

Locating candidates with the appropriate qualifications, particularly in the desired geographic location and with the necessary subject matter expertise, is difficult. Our failure to attract and retain a sufficient number of highly skilled employees could prevent us from developing and servicing our products at the same levels as our competitors and we may, therefore, lose potential clients and suffer a decline in revenues.

If we are unable to protect our proprietary technology, our success and our ability to compete will be subject to various risks, such as third-party infringement claims, unauthorized use of our technology, disclosure of our proprietary information or inability to license technology from third parties.

Our success and ability to compete depends in part upon our ability to protect our proprietary technology. We rely on a combination of trade secret, copyright and trademark law, nondisclosure agreements and technical measures to protect our proprietary technology. We have registered trademarks for some of our products and will continue to evaluate the registration of additional trademarks as appropriate. We generally enter into confidentiality and/or license agreements with our employees, distributors, clients and potential clients. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. These efforts may be insufficient to prevent third parties from asserting intellectual property rights in our technology. Furthermore, it may be possible for unauthorized third parties to copy portions of our products or to reverse engineer or otherwise obtain and use our proprietary information, and third parties may assert ownership rights in our proprietary technology.

Existing patent and copyright laws afford only limited protection. Third parties may develop substantially equivalent or superseding proprietary technology, or competitors may offer equivalent products in competition with our products, thereby substantially reducing the value of our proprietary rights. There are many patents in the financial services field. As a result, we are subject to the risk that others will claim that the important technology we have developed, acquired or incorporated into our products will infringe the rights, including the patent rights, such persons may hold. These claims, if successful, could result in a material loss of our intellectual property rights. Expensive and time-consuming litigation may be necessary to protect our proprietary rights.

We incorporate open source software into a limited number of our software solutions. We monitor our use of open source software to avoid subjecting our products to conditions we do not intend. Although we believe that we have complied with our obligations under the applicable licenses for open source software that we use, there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses. Therefore, the potential impact of these terms is uncertain and may result in unanticipated obligations or restrictions regarding those of our products, technologies or solutions affected.

We have acquired and may acquire important technology rights through our acquisitions and have often incorporated and may incorporate features of this technology across many products and services. As a result, we are subject to the above risks and the additional risk that the seller of the technology rights may not have appropriately protected the intellectual property rights we acquired. Indemnification and other rights under applicable acquisition documents are limited in term and scope and therefore provide us with only limited protection.

In addition, we currently use certain third-party software in providing some of our products and services, such as industry standard databases and report writers. If we lost our licenses to use such software or if such licenses were found to infringe upon the rights of others, we would need to seek alternative means of obtaining the licensed software to continue to provide our products or services. Our inability to replace such software, or to replace such software in a timely manner, could have a negative impact on our operations and financial results.

We could become subject to litigation regarding intellectual property rights, which could seriously harm our business and require us to incur significant costs, which, in turn, could reduce or eliminate profits.

In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. We may be a party to litigation in the future to enforce our intellectual property rights or as a result of an allegation that we infringe others’ intellectual property rights, including patents, trademarks and copyrights. From time to time we have received notices claiming our technology may infringe third-party intellectual property rights or otherwise threatening to assert intellectual property rights. Any parties asserting that our products or services infringe upon their proprietary rights could force us to defend ourselves and possibly our clients against the alleged infringement. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. These lawsuits, regardless of their success, could be time-consuming and expensive to resolve, adversely affect our revenues, profitability and prospects and divert management time and attention away from our operations. We may be required to re-engineer our products or services or obtain a license of third-party technologies on unfavorable terms.

Our failure to continue to derive substantial revenues from the licensing of, or the provision of software-enabled services related to, our CAMRA, TradeThru, Pacer, AdvisorWare and Total Return software, and the provision of maintenance and professional services in support of such licensed software, could adversely affect our ability to sustain or grow our revenues and harm our business, financial condition and results of operations.

The licensing of, and the provision of software-enabled services, maintenance and professional services relating to, our CAMRA, TradeThru, Pacer, AdvisorWare and Total Return software accounted for approximately 54% of our revenues for the year ended December 31, 2009 and approximately 43% of our revenues for the nine months ended September 30, 2010. We expect that the revenues from these software products and services will continue to account for a significant portion of our total revenues for the foreseeable future. As a result, factors adversely affecting the pricing of or demand for such products and services, such as competition or technological change, could have a material adverse effect on our ability to sustain or grow our revenues and harm our business, financial condition and results of operations.

We may be unable to adapt to rapidly changing technology and evolving industry standards and regulatory requirements, and our inability to introduce new products and services could result in a loss of market share.

Rapidly changing technology, evolving industry standards and regulatory requirements and new product and service introductions characterize the market for our products and services. Our future success will depend in part upon our ability to enhance our existing products and services and to develop and introduce new products and services to keep pace with such changes and developments and to meet changing client needs. The process of developing our software products is extremely complex and is expected to become increasingly complex and expensive in the future due to the introduction of new platforms, operating systems and technologies. Our ability to keep up with technology and business and regulatory changes is subject to a number of risks, including that:

•	we may find it difficult or costly to update our services and software and to develop new products and services quickly enough to meet our clients’ needs;

•	we may find it difficult or costly to make some features of our software work effectively and securely over the Internet or with new or changed operating systems;

•	we may find it difficult or costly to update our software and services to keep pace with business, evolving industry standards, regulatory and other developments in the industries where our clients operate; and

•	we may be exposed to liability for security breaches that allow unauthorized persons to gain access to confidential information stored on our computers or transmitted over our network.

Our failure to enhance our existing products and services and to develop and introduce new products and services to promptly address the needs of the financial markets could adversely affect our business and results of operations.

Undetected software design defects, errors or failures may result in loss of our clients’ data, litigation against us and harm to our reputation and business.

Our software products are highly complex and sophisticated and could contain design defects or software errors that are difficult to detect and correct. Errors or bugs may result in loss of client data or require design modifications. We cannot assure you that, despite testing by us and our clients, errors will not be found in new products, which errors could result in data unavailability, loss or corruption of client assets, litigation and other claims for damages against us. The cost of defending such a lawsuit, regardless of its merit, could be substantial and could divert management’s attention from ongoing operations of the company. In addition, if our business liability insurance coverage proves inadequate with respect to a claim or future coverage is unavailable on acceptable terms or at all, we may be liable for payment of substantial damages. Any or all of these potential consequences could have an adverse impact on our operating results and financial condition.

Challenges in maintaining and expanding our international operations can result in increased costs, delayed sales efforts and uncertainty with respect to our intellectual property rights and results of operations.

For the years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2010, international revenues accounted for 41%, 39%, 36% and 32%, respectively, of our total revenues. We sell certain of our products, such as Altair and Pacer, primarily outside the United States. Our international business may be subject to a variety of risks, including:

•	changes in a specific country’s or region’s political or economic condition;

•	difficulties in obtaining U.S. export licenses;

•	potentially longer payment cycles;

•	increased costs associated with maintaining international marketing efforts;

•	foreign currency fluctuations;

•	the introduction of non-tariff barriers and higher duty rates;

•	foreign regulatory compliance; and

•	difficulties in enforcement of third-party contractual obligations and intellectual property rights.

Such factors could have a material adverse effect on our ability to meet our growth and revenue projections and negatively affect our results of operations.

Risks relating to our indebtedness

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under our 11 3/4% senior subordinated notes due 2013 and our senior credit facilities.

We have incurred a significant amount of indebtedness. As of December 31, 2010, we had total indebtedness of $290.8 million and additional available borrowings of $75.0 million under our revolving credit facility. Our total indebtedness consisted of $133.3 million of 11 3/4% senior subordinated notes due 2013 and $157.5 million of secured indebtedness under our term loan B facility.

Our substantial indebtedness could have important consequences. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our notes and our senior credit facilities;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund acquisitions, working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	increase our vulnerability to and limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	expose us to the risk of increased interest rates as borrowings under our senior credit facilities are subject to variable rates of interest;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

In addition, the indenture governing the notes and the agreement governing our senior credit facilities contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts.

To service our indebtedness, we require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

We are currently obligated to make periodic principal and interest payments on our senior and subordinated debt of approximately $21.3 million annually. Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior credit facilities in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our senior credit facilities and the notes, on commercially reasonable terms or at all. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms or at all.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial financial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future because the terms of the indenture governing the notes and our senior credit facilities do not fully prohibit us or our subsidiaries from doing so. Subject to covenant compliance and certain conditions, our senior credit facilities permit additional borrowing, including borrowing up to $75.0 million under our revolving credit facility. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify.

Restrictive covenants in the indenture governing the notes and the agreement governing our senior credit facilities may restrict our ability to pursue our business strategies.

The indenture governing the notes and the agreement governing our senior credit facilities limit SS&C’s ability, among other things, to:

•	incur additional indebtedness;
•	sell assets, including capital stock of restricted subsidiaries;
•	agree to payment restrictions affecting SS&C’s restricted subsidiaries;
•	pay dividends;
•	consolidate, merge, sell or otherwise dispose of all or substantially all of SS&C’s assets;
•	make strategic acquisitions;
•	enter into transactions with SS&C’s affiliates;
•	incur liens; and
•	designate any of SS&C’s subsidiaries as unrestricted subsidiaries.

In addition, our senior credit facilities include other covenants which, subject to permitted exceptions, prohibit us from making capital expenditures in excess of certain thresholds, making investments, loans and other advances, engaging in sale-leaseback transactions, entering into speculative hedging agreements, and prepaying our other indebtedness while indebtedness under our senior credit facilities is outstanding. The agreement governing our senior credit facilities also requires us to maintain compliance with a leverage ratio and an interest coverage ratio. Our ability to comply with these ratios may be affected by events beyond our control. See “Description of certain indebtedness—Senior credit facilities” for additional information.

The restrictions contained in the indenture governing the notes and the agreement governing our senior credit facilities could limit our ability to plan for or react to market conditions, meet capital needs, acquire companies, products or technologies, or otherwise restrict our activities or business plans.

A breach of any of these restrictive covenants or our inability to comply with the required financial ratios could result in a default under the agreement governing our senior credit facilities. If such a default occurs, the lenders under our senior credit facilities may elect to:

•	declare all borrowings outstanding, together with accrued interest and other fees, to be immediately due and payable; or

•	prevent us from making payments on the notes,

either of which would result in an event of default under the notes. The lenders also have the right in these circumstances to terminate any commitments they have to provide further borrowings. If we are unable to repay outstanding borrowings when due, the lenders under our senior credit facilities also have the right to proceed against the collateral, including our available cash, granted to them to secure the indebtedness. If the indebtedness under our senior credit facilities and the notes were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full that indebtedness and our other indebtedness.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture governing the notes.

Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes at 101% of the principal amount thereof plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to repurchase the notes at the required price or that restrictions in our senior credit facilities will not allow such repurchases. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “Change of Control” under the indenture governing the notes.

SS&C Holdings is a holding company with no operations or assets of its own and its ability to pay dividends is limited or otherwise restricted.

SS&C Holdings has no direct operations and no significant assets other than the stock of SS&C. Our ability to pay dividends is limited by our status as a holding company and by the terms of the indenture governing our notes and the agreement governing our senior credit facilities, which significantly restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to SS&C Holdings. See “Risk factors—Risks relating to our indebtedness—Restrictive covenants in the indenture governing the notes and the agreement governing our senior credit facilities may restrict our ability to pursue our business strategies.” Moreover, even in the absence of any such restrictions, none of the subsidiaries of SS&C Holdings is obligated to make funds available to SS&C Holdings for the payment of dividends or otherwise. In addition, Delaware law imposes requirements that may restrict the ability of our subsidiaries, including SS&C, to pay dividends to SS&C Holdings. Also, SS&C Holdings has no ability to acquire businesses or property or conduct other business activities directly. These limitations could reduce our attractiveness to investors.

Risks relating to this offering and ownership of our common stock

If equity research analysts do not publish or cease publishing research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price and trading volume of our common stock could decline.

The trading market for our common stock is influenced by the research and reports that equity research analysts publish about us and our business. We do not control these analysts. The price of our stock could decline if one or more equity analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business. If any equity research analyst who covers us or may cover us in the future were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

The market price of our common stock may be volatile, which could result in substantial losses for investors purchasing shares in this offering.

Shares of our common stock were sold in our initial public offering, or IPO, at a price of $15.00 per share on March 31, 2010, and our common stock has subsequently traded as high as $21.95 and as low as $13.27. An active, liquid and orderly market for our common stock may not be sustained, which could depress the trading price of our common stock. In addition, the market price of our common stock may fluctuate significantly. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	changes in estimates of our financial results or recommendations by securities analysts;

•	failure of any of our products to achieve or maintain market acceptance;

•	changes in market valuations of similar companies;

•	success of competitive products;

•	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

•	announcements by us or our competitors of significant products, contracts, acquisitions or strategic alliances;

•	regulatory developments in the United States, foreign countries or both;

•	litigation involving our company, our general industry or both;

•	additions or departures of key personnel;

•	investors’ general perception of us; and

•	changes in general economic, industry and market conditions.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Based on shares outstanding as of December 31, 2010, upon completion of this offering, we will have           shares of our common stock outstanding, which includes           shares to be sold by selling stockholders upon the exercise of outstanding options in connection with this offering. Of these shares, the shares of common stock sold in our IPO are, and the shares sold in this offering will be, freely tradable, except for any shares purchased by our “affiliates” as defined in Rule 144 of the Securities Act of 1933. We and all of our directors and officers and certain other stockholders who collectively owned           shares of our common stock (including vested options and the shares of our common stock to be sold by the selling stockholders in this offering) on December 31, 2010 have signed lock-up agreements under which they have agreed not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities exercisable or exchangeable for shares of our common stock without the prior written consent of J.P. Morgan Securities LLC for a period of 90 days, subject to a possible extension under certain circumstances, after the date of this prospectus. After expiration of the lock-up period, these shares may be sold into the public market, subject to prior registration or qualification for an exemption from registration, including, in the case of shares held by affiliates, compliance with the volume restrictions of Rule 144 of the Securities Act of 1933. To the extent that any of these stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public after the contractual lock-ups and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline significantly.

In addition, (i) the 12,182,192 shares subject to outstanding options as of December 31, 2010, and (ii) the 3,858,788 shares reserved for future issuance under our equity compensation plans as of December 31, 2010, will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the price of our common stock could decline substantially.

A few significant stockholders control the direction of our business. If the ownership of our common stock continues to be highly concentrated, it will prevent you and other stockholders from influencing significant corporate decisions.

Following the completion of this offering, investment funds affiliated with Carlyle will beneficially own approximately     % of our common stock, and William C. Stone, our Chairman of the Board and Chief Executive Officer, will beneficially own approximately     % of our common stock, assuming that the underwriters do not exercise their option to purchase additional shares. We are also party to a stockholders agreement with Carlyle and Mr. Stone, pursuant to which Carlyle and Mr. Stone have agreed to vote in favor of nominees to our board of directors nominated by each other. As a result, Carlyle and Mr. Stone will continue to exercise control over matters requiring stockholder approval and our policy and affairs. See “Certain relationships and related transactions—Stockholders agreement.”

The presence of Carlyle’s nominees on our board of directors may result in a delay or the deterrence of possible changes in control of our company, which may reduce the market price of our common stock. The interests of our existing stockholders may conflict with the interests of our other stockholders. Additionally, Carlyle and its affiliates are in the business of making investments in companies, and from time to time acquire interests in businesses that directly or indirectly compete with certain portions of our business or are suppliers or clients of ours.

Our management has broad discretion in the use of our existing cash resources and may not use such funds effectively.

Our management will continue to have broad discretion in the application of our cash resources. Accordingly, you will have to rely upon the judgment of our management with respect to our existing cash resources, with only limited information concerning management’s specific intentions. Our management may spend our cash resources in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business.

Provisions in our certificate of incorporation and bylaws might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions of our certificate of incorporation and bylaws and Delaware law may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

•	limitations on the removal of directors;

•	a classified board of directors so that not all members of our board are elected at one time;

•	advance notice requirements for stockholder proposals and nominations;

•	the inability of stockholders to call special meetings;

•	the ability of our board of directors to make, alter or repeal our bylaws;

•	the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used to institute a rights plan, or a poison pill, that would work to dilute the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors; and

•	a prohibition on stockholders from acting by written consent if William C. Stone, investment funds affiliated with Carlyle, and certain transferees of Carlyle cease to collectively hold a majority of our outstanding common stock.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

See “Description of capital stock—Anti-takeover provisions” for additional information on the anti-takeover measures applicable to us.

Our management is required to devote significant time to public company compliance requirements. This may divert management’s attention from the growth and operation of the business.

The Sarbanes-Oxley Act of 2002, and rules subsequently implemented by the Securities and Exchange Commission and The NASDAQ Global Select Market, impose a number of requirements on public companies, including provisions regarding corporate governance practices. Our management and other personnel devote a significant amount of time to compliance with these requirements. Moreover, these rules and regulations may make some activities time-consuming and costly. For example, these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial additional costs to maintain the same or similar coverage. These rules and regulations may also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 requires that we expend significant management time on compliance-related issues. Moreover if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our common stock could decline and we could be subject to sanctions or investigations by The NASDAQ Global Select Market, the Securities and Exchange Commission or other regulatory authorities, which would require additional financial and management resources.

Forward-looking statements

This prospectus includes statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “plans,” “expects,” “intends,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, technology and strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

The following list represents some, but not all, of the factors that may cause actual results to differ from those anticipated or predicted:

•	the effect of a prolonged downturn in the general economy or the financial services industry;

•	the effect of any further or accelerated consolidations in the financial services industry;

•	our ability to retain and attract clients and key personnel;

•	the integration of acquired businesses;

•	our ability to continue to derive substantial revenues from the licensing of, or provision of software-enabled services relating to, certain of our licensed software, and the provision of maintenance and professional services in support of such licensed software;

•	our ability to adapt to rapidly changing technology and evolving industry standards, and our ability to introduce new products and services;

•	challenges in maintaining and expanding our international operations;

•	the effects of war, terrorism and other catastrophic events;

•	the risk of increased interest rates due to the variable rates of interest on certain of our indebtedness; and

•	other risks and uncertainties, including those listed under the caption “Risk factors.”

You should also carefully read the factors described in the “Risk factors” section of this prospectus to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements.

Any forward-looking statements that we make in this prospectus speak only as of the date of such statement, and we undertake no obligation to update such statements except as required by law. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

Use of proceeds

We estimate that we will receive approximately $      million in net proceeds from the 2,000,000 shares of common stock that we are offering based upon an assumed public offering price of $20.36 per share (the closing price of our common stock as reported on The NASDAQ Global Select Market on January 10, 2011), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will also receive proceeds of approximately $      million from the exercise of stock options by certain selling stockholders in connection with this offering. We will not receive any proceeds from the sale of shares of common stock offered by the selling stockholders, except for the aggregate exercise price of the selling stockholder options, as noted above.

We intend to use our net proceeds from this offering to redeem a portion of our outstanding 11 3/4% senior subordinated notes due 2013, at a redemption price of 102.9375% of the principal amount, plus accrued and unpaid interest.

We may not redeem more than     % of the aggregate principal amount of notes outstanding without a waiver from the lenders under our senior credit facilities. If we redeem     % of the aggregate principal amount of the notes, we will redeem $      million in principal amount of notes for $      million in cash, plus accrued and unpaid interest. This redemption will result in a loss on extinguishment of debt of approximately $      million in the period in which the notes are redeemed, which includes a $      million redemption premium and a non-cash charge of approximately $      million relating to the write-off of deferred financing fees attributable to the redeemed notes. For each $      million decrease in the principal amount redeemed, we will pay $      million less in cash to redeem the notes.

Price range of common stock

Our common stock began trading on The NASDAQ Global Select Market under the symbol “SSNC” on March 31, 2010. Before then, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low sales prices of our common stock as reported by The NASDAQ Global Select Market:

	High	Low

First Quarter 2010 (beginning March 31, 2010)	$16.34	$15.01
Second Quarter 2010	$18.41	$14.45
Third Quarter 2010	$18.36	$13.27
Fourth Quarter 2010	$21.95	$15.65
First Quarter 2011 (through January 10, 2011)	$21.00	$19.12

On January 10, 2011, the closing price as reported on The NASDAQ Global Select Market of our common stock was $20.36 per share. As of December 31, 2010, we had approximately 24 holders of record of our common stock.

Dividend policy

We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for the operation and growth of our business. Our ability to pay dividends to holders of our common stock is limited as a practical matter by our senior credit facilities and the indenture governing our notes, insofar as we may seek to pay dividends out of funds made available to us by our subsidiaries, because our debt instruments directly or indirectly impose certain limitations on our subsidiaries’ ability to pay dividends or make loans to us. In particular, SS&C is only permitted to pay dividends or advances to us in limited circumstances and, subject to compliance with specified financial ratios, in amounts determined by reference to, among other things, consolidated net income. Any future determination to pay dividends on our common stock is subject to the discretion of our board of directors and will depend upon various factors, including our results of operations, financial condition, liquidity requirements, restrictions that may be imposed by applicable law and our contracts, and other factors deemed relevant by our board of directors. See “Management’s discussion and analysis of financial condition and results of operations” and note 6 to our consolidated financial statements included elsewhere in this prospectus.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2010, as follows:

•	on an actual basis; and
•	on an as adjusted basis to reflect:

(1)	the receipt by us of approximately $ in net proceeds from the sale of 2,000,000 shares of common stock that we are offering at an assumed public offering price of $20.36 per share (the closing price of our common stock as reported on The NASDAQ Global Select Market on January 10, 2011), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, the use of such net proceeds and $ million of our existing cash resources to redeem $ million in original principal amount of our outstanding 11 3/4% senior subordinated notes due 2013 at a redemption price of 102.9375% of the principal amount, plus accrued and unpaid interest, a loss on extinguishment of debt of approximately $ million, including a $ million redemption premium and a non-cash charge of approximately $ million relating to the write-off of deferred financing fees attributable to the redeemed notes and the related tax effect of the loss on extinguishment of debt; and

(2)	the issuance of shares of common stock upon the exercise of options held by certain selling stockholders in connection with this offering and the receipt of the aggregate exercise price for such options and the associated tax effect of the exercises.

You should read the following table in conjunction with our consolidated financial statements and the accompanying notes and the sections entitled “Selected historical financial data” and “Management’s discussion and analysis of financial condition and results of operations” appearing elsewhere in this prospectus.

	September 30, 2010
(In thousands, except per share data)	Actual	As adjusted

Cash and cash equivalents	$86,975	$

Senior credit facilities	$157,072	$
11 3/4% senior subordinated notes due 2013	133,250
Capital leases	82

Total debt, including current portion	290,404

Stockholders’ equity:
Preferred stock, par value $0.01 per share; 5,000 shares authorized and no shares issued or outstanding, actual and as adjusted	—		—
Common stock, par value $0.01 per share; 100,000 shares authorized and 71,773 shares issued and 71,285 shares outstanding, actual; shares issued and shares outstanding, as adjusted	718
Class A non-voting common stock, par value $0.01 per share; 5,000 shares authorized and 791 shares issued and outstanding, of which 154 are unvested, actual and as adjusted	6
Additional paid-in capital	740,304
Accumulated other comprehensive income	23,743
Retained earnings	69,537
Less: cost of common stock in treasury, 407 shares	5,819

Total stockholders’ equity	828,489

Total capitalization, including current portion of long-term debt	$1,245,639	$

The preceding table excludes:

•	12,939,329 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2010 at a weighted average exercise price of $8.43 per share;

•	1,475,041 shares of common stock reserved as of September 30, 2010 for future issuance under our 2006 equity incentive plan; and

•	2,322,827 shares of common stock reserved as of September 30, 2010 for future issuance under our 2008 stock incentive plan.

Selected historical financial data

You should read the selected historical consolidated financial data with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the accompanying notes. The selected consolidated financial data as of December 31, 2008 and 2009 and for the fiscal years ended December 31, 2007, 2008 and 2009 have been derived from our consolidated financial statements included elsewhere in this prospectus, which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The selected consolidated financial data as of December 31, 2005, 2006 and 2007, for the periods from January 1, 2005 through November 22, 2005 and from November 23, 2005 through December 31, 2005 and for the fiscal year ended December 31, 2006 have been derived from audited consolidated financial statements not included in this prospectus. The selected consolidated financial data as of September 30, 2010 and for the nine months ended September 30, 2009 and 2010 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our unaudited consolidated financial statements for the nine months ended September 30, 2009 and 2010 have been prepared on the same basis as the annual consolidated financial statements and include all adjustments, which include only normal recurring adjustments, necessary for fair presentation of this data in all material respects. Our historical results may not be indicative of the operating results to be expected in any future periods, and our results for any interim period may not be indicative of the operating results to be expected for a full fiscal year.

On November 23, 2005, SS&C Holdings acquired SS&C through the merger of Sunshine Merger Corporation, a wholly owned subsidiary of SS&C Holdings, with and into SS&C, with SS&C being the surviving company and a wholly owned subsidiary of SS&C Holdings. We refer to the acquisition of SS&C by SS&C Holdings as the “Acquisition.” We refer to the Acquisition, together with related transactions entered into to finance the cash consideration for the Acquisition, to refinance certain of our existing indebtedness and to pay related transaction fees and expenses, as the “Transaction.”

The term “Successor” refers to us following the Acquisition, and the term “Predecessor” refers to us prior to the Acquisition. Our combined results of operations for the year ended December 31, 2005 represent the addition of the Predecessor period from January 1, 2005 through November 22, 2005 and the Successor period from November 23, 2005 through December 31, 2005. This combination does not comply with generally accepted accounting principles or with the rules for pro forma presentation, but is presented because we believe it provides a meaningful comparison of our results. The combined operating results may not reflect the actual results we would have achieved absent the Transaction and may not be predictive of future results of operations.

	Predecessor	Successor
	Period from	Period from	Combined	Successor
	January 1,	November 23,	Year	Year	Year	Year	Year
	2005 through	2005 through	Ended	Ended	Ended	Ended	Ended	Nine Months Ended
	November 22,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	September 30,	September 30,
(In thousands, except per share and percentage data)	2005	2005	2005	2006	2007	2008	2009	2009	2010

								(unaudited)	(unaudited)
Statement of operations data:
Revenues:
Software licenses	$20,147	$3,587	$23,734	$22,925	$27,514	$24,844	$20,661	$15,632	$17,629
Maintenance	44,064	3,701	47,765	55,222	61,910	65,178	66,099	48,565	54,130
Professional services	12,565	2,520	15,085	19,582	17,491	24,352	20,889	14,872	15,384
Software-enabled services	67,193	7,857	75,050	107,740	141,253	165,632	163,266	120,801	155,652

Total revenues	143,969	17,665	161,634	205,469	248,168	280,006	270,915	199,870	242,795
Cost of revenues:
Software licenses	2,963	856	3,819	9,216	9,616	9,198	8,499	6,304	5,754
Maintenance	10,393	1,499	11,892	20,415	26,038	26,854	27,559	20,352	24,305
Professional services	7,849	861	8,710	12,575	14,277	16,118	14,154	10,659	10,243
Software-enabled services	37,799	4,411	42,210	57,810	78,951	90,263	87,528	65,079	82,137

Total cost of revenues	59,004	7,627	66,631	100,016	128,882	142,433	137,740	102,394	122,439

Gross profit	84,965	10,038	95,003	105,453	119,286	137,573	133,175	97,476	120,356

Operating expenses:
Selling and marketing	13,134	1,364	14,498	17,598	19,701	19,566	20,362	15,229	18,910
Research and development	19,199	2,071	21,270	23,620	26,282	26,804	26,513	19,593	23,486
General and administrative	11,944	1,140	13,084	20,366	24,573	26,120	19,197	14,683	19,165
Merger costs	36,912	—	36,912	—	—	—	—	—	—

Total operating expenses	81,189	4,575	85,764	61,584	70,556	72,490	66,072	49,505	61,561

Operating income	3,776	5,463	9,239	43,869	48,730	65,083	67,103	47,971	58,795
Interest income	1,031	30	1,061	388	939	409	28	24	9
Interest expense	(2,092)	(4,920)	(7,012)	(47,427)	(45,463)	(41,539)	(36,891)	(27,815)	(23,827)
Other (expense) income, net	655	258	913	456	1,911	1,994	(1,418)	(1,256)	653
Loss on extinguishment of debt	—	—	—	—	—	—	—	—	(5,480)

Income (loss) before income taxes	3,370	831	4,201	(2,714)	6,117	25,947	28,822	18,924	30,150
(Benefit) provision for income taxes	2,658	—	2,658	(3,789)	(458)	7,146	9,804	5,928	6,913

Net income	$712	$831	$1,543	$1,075	$6,575	$18,801	$19,018	$12,996	$23,237

Earnings per share[1]
Basic	$0.03	$0.01		$0.02	$0.11	$0.31	$0.31	$0.22	$0.34

Diluted	$0.03	$0.01		$0.02	$0.10	$0.30	$0.30	$0.21	$0.32

Weighted average shares outstanding[1]
Basic	23,300	60,138		60,172	60,245	60,284	60,381	60,378	67,919
Diluted	24,478	62,167		62,182	63,382	63,700	63,653	63,132	71,499
Pro forma earnings per share[2]
Basic							$	$	$
Diluted							$	$	$
Pro forma weighted average shares outstanding[2]
Basic
Diluted

Statement of cash flows data:
Net cash provided by (used in):
Operating activities	$32,116	$4,915		$30,709	$57,057	$61,655	$59,852	45,000	47,629
Investing activities	(110,495)	(877,261)		(18,626)	(12,839)	(24,608)	(54,134)	(11,562)	(14,757)
Financing activities	69,161	868,655		(16,427)	(37,408)	(25,532)	(17,896)	(11,960)	35,107

Other financial data:
Recurring revenue percentage[3]	77.3%	65.4%	76.0%	79.3%	81.9%	82.4%	84.7%	84.7%	86.4%
Consolidated EBITDA[4]	$64,989	$8,588	$73,577	$83,998	$98,667	$115,566	$119,266	$82,979	$99,579

Balance sheet data (at period end):
Cash, cash equivalents and marketable securities		$15,584		$11,718	$19,175	$29,299	$19,055	$52,461	$86,975
Working capital (deficit)		7,283		(1,312)	5,668	10,835	(14,610)	$21,020	$71,064
Total assets		1,176,371		1,152,521	1,190,495	1,127,353	1,185,641	$1,165,854	$1,245,639
Long-term debt, net of current portion		478,143		466,235	440,580	406,625	392,989	$400,300	$288,685
Total stockholders’ equity		557,133		563,132	612,593	587,253	645,987	$634,818	$828,489

(1)	Amounts for the Predecessor periods are computed based upon the capital structure in existence prior to the Acquisition. Amounts for the Successor periods are computed based upon the capital structure in existence subsequent to the Acquisition.

(2)	Pro forma basic and diluted earnings per share for the year ended December 31, 2010 give effect to the issuance and sale by us of 2,000,000 shares in this offering, the net proceeds of which, along with $ million of our existing cash resources, will be used to redeem $ million in principal amount of the notes, for $ million in cash. As a result of this redemption, our aggregate annual interest expense in respect of the notes, net of tax will decrease by approximately $ million. See “Use of proceeds.”

(3)	Recurring revenue percentage represents software-enabled services revenues and maintenance revenues as a percentage of total revenues. We do not believe that the recurring revenue percentage for the Successor period of 2005 is meaningful because such period is only five weeks in duration and not indicative of our overall trends.

(4)	Consolidated EBITDA is a non-GAAP financial measure used in key financial covenants contained in our senior credit facilities, which are material facilities supporting our capital structure and providing liquidity to our business. Consolidated EBITDA is defined as earnings before interest, taxes, depreciation and amortization (EBITDA), further adjusted to exclude unusual items and other adjustments permitted in calculating covenant compliance under our senior credit facilities. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Consolidated EBITDA is appropriate to provide additional information to investors to demonstrate compliance with the specified financial ratios and other financial condition tests contained in our senior credit facilities.

Management uses Consolidated EBITDA to gauge the costs of our capital structure on a day-to-day basis when full financial statements are unavailable. Management further believes that providing this information allows our investors greater transparency and a better understanding of our ability to meet our debt service obligations and make capital expenditures.

Any breach of covenants in our senior credit facilities that are tied to ratios based on Consolidated EBITDA could result in a default under that agreement, in which case the lenders could elect to declare all amounts borrowed due and payable and to terminate any commitments they have to provide further borrowings. Any such acceleration would also result in a default under our indenture. Any default and subsequent acceleration of payments under our debt agreements would have a material adverse effect on our results of operations, financial position and cash flows. Additionally, under our debt agreements, our ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends is also tied to ratios based on Consolidated EBITDA.

Consolidated EBITDA does not represent net income or cash flow from operations as those terms are defined by GAAP and does not necessarily indicate whether cash flows will be sufficient to fund cash needs. Further, our senior credit facilities require that Consolidated EBITDA be calculated for the most recent four fiscal quarters. As a result, the measure can be disproportionately affected by a particularly strong or weak quarter. Further, it may not be comparable to the measure for any subsequent four-quarter period or any complete fiscal year.

Consolidated EBITDA is not a recognized measurement under GAAP, and investors should not consider Consolidated EBITDA as a substitute for measures of our financial performance and liquidity as determined in accordance with GAAP, such as net income, operating income or net cash provided by operating activities. Because other companies may calculate Consolidated EBITDA differently than we do, Consolidated EBITDA may not be comparable to similarly titled measures reported by other companies. Consolidated EBITDA has other limitations as an analytical tool, when compared to the use of net income, which is the most directly comparable GAAP financial measure, including:

• Consolidated EBITDA does not reflect the provision of income tax expense in our various jurisdictions;

• Consolidated EBITDA does not reflect the significant interest expense we incur as a result of our debt leverage;

• Consolidated EBITDA does not reflect any attribution of costs to our operations related to our investments and capital expenditures through depreciation and amortization charges;

• Consolidated EBITDA does not reflect the cost of compensation we provide to our employees in the form of stock option awards; and

• Consolidated EBITDA excludes expenses that we believe are unusual or non-recurring, but which others may believe are normal expenses for the operation of a business.

The following is a reconciliation of net income to Consolidated EBITDA as defined in our senior credit facilities.

	Predecessor	Successor	Combined	Successor
		Period
	Period	from
	from	November 23,						Twelve
	January 1	2005	Year	Year	Year	Year	Year	Months
	through	through	Ended	Ended	Ended	Ended	Ended	Ended	Nine Months Ended
	November 22,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	September 30,	September 30,
(In thousands)	2005	2005	2005	2006	2007	2008	2009	2010[a]	2009	2010

								(unaudited)	(unaudited)	(unaudited)
Net income	$712	$831	$1,543	$1,075	$6,575	$18,801	$19,018	$29,259	$12,996	$23,237
Interest expense, net[b]	1,061	4,890	5,951	47,039	44,524	41,130	36,863	38,370	27,791	29,298
Income taxes	2,658	—	2,658	(3,789)	(458)	7,146	9,804	10,789	5,928	6,913
Depreciation and amortization	9,575	2,301	11,876	27,128	35,047	35,038	36,028	39,677	26,707	30,356

EBITDA	14,006	8,022	22,028	71,453	85,668	102,115	101,713	118,095	73,422	89,804
Purchase accounting adjustments[c]	—	616	616	3,017	(296)	(289)	(93)	(54)	(163)	(124)
Merger costs	36,912	—	36,912	—	—	—	—	—	—	—
Capital-based taxes	—	—	—	1,841	1,721	1,212	795	984	672	861
Unusual or non-recurring charges (income)[d]	(737)	(242)	(979)	1,485	(1,718)	1,480	1,990	(142)	1,683	(449)
Acquired EBITDA and cost savings[e]	14,808	85	14,893	1,147	135	2,379	8,053	2,121	2,025	192
Stock-based compensation	—	—	—	3,871	10,979	7,323	5,607	10,425	4,363	9,181
Other[f]	—	107	107	1,184	2,158	1,346	1,201	338	977	114

Consolidated EBITDA	$64,989	$8,588	$73,577	$83,998	$98,667	$115,566	$119,266	$131,767	$82,979	$99,579

(a)	Results for the twelve months ended September 30, 2010 are included because our senior credit facilities require the calculation of our consolidated total leverage and consolidated net interest coverage ratio for the prior four consecutive quarters. With the exception of acquired EBITDA and cost savings, our results for the twelve months ended September 30, 2010 are calculated based on our results for the year ended December 31, 2009, in addition to our results for the nine months ended September 30, 2010, less our results for the nine months ended September 30, 2009.

(b)	Interest expense includes any loss on extinguishment of debt shown as a separate line item on the statement of operations.

(c)	Purchase accounting adjustments include (1) an adjustment to increase revenues by the amount that would have been recognized if deferred revenue were not adjusted to fair value at the date of the Transaction and (2) an adjustment to increase rent expense by the amount that would have been recognized if lease obligations were not adjusted to fair value at the date of the Transaction.

(d)	Unusual or non-recurring charges include foreign currency transaction gains and losses, expenses related to our prior proposed public offering, severance expenses associated with workforce reduction, gains and losses on the sales of marketable securities, equity earnings and losses on investments, proceeds and payments associated with legal and other settlements, costs associated with the closing of a regional office and other one-time gains and expenses.

(e)	Acquired EBITDA and cost savings reflects the EBITDA impact of significant businesses that were acquired during the period as if the acquisition occurred at the beginning of the period and cost savings to be realized from such acquisitions.

(f)	Other includes management fees and related expenses paid to Carlyle and the non-cash portion of straight-line rent expense.

Consolidated EBITDA and consolidated leverage ratios

Our senior credit facilities require us to maintain both a maximum consolidated total leverage to Consolidated EBITDA ratio (currently no more than 5.50) and a minimum Consolidated EBITDA to consolidated net interest ratio (currently not less than 2.25) in each case calculated for the trailing four quarters.

The table below summarizes our Consolidated EBITDA, consolidated total leverage ratio and consolidated net interest coverage ratio for the periods presented.

			Successor
	Combined[1]						Twelve Months	Twelve Months
	Twelve Months		Twelve Months	Twelve Months	Twelve Months	Twelve Months	Ended	Ended
	Ended		Ended	Ended	Ended	Ended	September 30,	September 30,
	December 31,		December 31,	December 31,	December 31,	December 31,	2010	2010
(In thousands, except ratio data)	2005		2006	2007	2008	2009	(Actual)	(As adjusted)[6]

Consolidated EBITDA[2]	$73,577		$83,998	$98,667	$115,566	$119,266	$131,767
Consolidated total leverage to Consolidated EBITDA ratio (current maximum covenant level: 5.50)[3]	6.43		5.48	4.30	3.28	3.17	1.98
Consolidated EBITDA to consolidated net interest coverage ratio (current minimum covenant level: 2.25)[4]	10.87	[5]	1.88	2.34	2.98	3.45	4.30

(1)	Our combined results for the year ended December 31, 2005 represent the addition of the Predecessor period from January 1, 2005 through November 22, 2005 and the Successor period from November 23, 2005 through December 31, 2005. This combination does not comply with GAAP or with the rules for pro forma presentation, but is presented because we believe it provides the most meaningful comparison of our results.

(2)	We reconcile our Consolidated EBITDA for the trailing four quarters to net income for the same period using the same methods set forth above.

(3)	Consolidated total leverage ratio is defined in our senior credit facilities at the last day of any period of four consecutive fiscal quarters, as the ratio of (a) the principal amount of all debt at such date, minus the amount, up to a maximum amount of $30.0 million of cash and cash equivalents to (b) Consolidated EBITDA. The current maximum consolidated total leverage ratio is 5.50. The maximum consolidated total leverage ratio for 2010 and 2009 was 5.50, for 2008 was 6.00, for 2007 was 6.75 and for 2006 was 7.50. There was no maximum consolidated total leverage ratio covenant prior to June 30, 2006.

(4)	Consolidated net interest coverage ratio is defined in our senior credit facilities as for any period, the ratio of (a) Consolidated EBITDA for such period to (b) total cash interest expense for such period with respect to all outstanding indebtedness minus total cash interest income for such period. The current minimum consolidated net interest coverage ratio is 2.25. The minimum consolidated net interest coverage ratio for 2010 and 2009 was 2.00, for 2008 was 1.70, for 2007 was 1.50 and for 2006 was 1.40. There was no minimum consolidated net interest coverage ratio covenant prior to June 30, 2006.

(5)	This ratio is not comparable because we did not incur debt under our existing senior credit facilities until November 2005 in connection with the Transaction.

(6)	As adjusted to give effect to the receipt by us of approximately $ in net proceeds from the sale of 2,000,000 shares of our common stock in this offering at an assumed public offering price of $20.36 per share (the closing price of our common stock as reported on The NASDAQ Global Select Market on January 10, 2011), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the use of such net proceeds and $ million of our existing cash resources to redeem $ million in original principal amount of our outstanding 11 3/4% senior subordinated notes at a redemption price of 102.9375% of the principal amount, plus accrued and unpaid interest. The as adjusted data also give effect to our receipt of the aggregate exercise price for the shares of common stock to be acquired by certain of the selling stockholders upon exercise of options in connection with this offering.

Management’s discussion and analysis of
financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the “Selected historical financial data” section of this prospectus and our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements based on our current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the “Risk factors” section and elsewhere in this prospectus.

Overview

We are a leading provider of mission-critical, sophisticated software products and software-enabled services that allow financial services providers to automate complex business processes and effectively manage their information processing requirements. Our portfolio of software products and rapidly deployable software-enabled services allows our clients to automate and integrate front-office functions such as trading and modeling, middle-office functions such as portfolio management and reporting, and back-office functions such as accounting, performance measurement, reconciliation, reporting, processing and clearing. Our solutions enable our clients to focus on core operations, better monitor and manage investment performance and risk, improve operating efficiency and reduce operating costs. We provide our solutions globally to more than 4,500 clients, principally within the institutional asset management, alternative investment management and financial institutions vertical markets. In addition, our clients include commercial lenders, corporate treasury groups, insurance and pension funds, municipal finance groups and real estate property managers.

Since 2007, we have expanded our presence in current markets and entered new markets, increased our contractually recurring revenues, enhanced our operating income, paid down debt and reduced our debt leverage, increased our revenues through offering our proprietary software as software-enabled services, and expanded our reach in the financial services market. Our acquisitions since 2007 have expanded our offerings for alternative investment managers, added to our portfolio management systems and provided us with new trading products for broker/dealers and financial exchanges.

Our revenues for 2009 were $270.9 million, compared to $280.0 million and $248.2 million in 2008 and 2007, respectively. Our revenues decreased in 2009 due in part to the impact of the recent economic downturn and of a strengthened U.S. dollar, offset in part by revenues attributable to acquired businesses. Our revenues increased from $199.9 million in the nine months ended September 30, 2009 to $242.8 million in the nine months ended September 30, 2010, primarily as a result of revenues from products and services that we acquired through our acquisitions of Evare, LLC, or Evare, in March 2009, Unisys Corporation’s MAXIMIS software, or MAXIMIS, in May 2009, TheNextRound, Inc., or TNR, in November 2009, Tradeware Global Corp., or Tradeware, in December 2009, and the Geller Investment Partnership Services division, or GIPS, of Geller & Company LLC in February 2010, which, in the aggregate, added $26.9 million in revenues in the nine months ended September 30, 2010. Organic revenues increased $11.5 million, and the favorable impact from foreign currency translation accounted for $4.5 million of the total increase, resulting from the weakness of the U.S. dollar relative to currencies such as the Canadian dollar and the Australian dollar. Our recurring revenues, which consist of our maintenance revenues and software-enabled services revenues, were $229.4 million in 2009, compared to $230.8 million and $203.2 million in 2008 and 2007, respectively. In 2009, recurring revenues represented 84.7% of total revenues, compared to 82.4% and 81.9% in 2008 and 2007, respectively. Our recurring revenues increased from $169.4 million in the nine months ended September 30, 2009, or 84.7% of total revenues, to $209.8 million in the nine months ended September 30, 2010, or 86.4% of total revenues. We believe our high level of recurring revenues provides us with the ability to better manage our costs and capital investments. Our revenues from sales outside the United States were $98.6 million in 2009, compared to $110.3 million and $101.1 million in 2008 and 2007, respectively, and increased from $72.7 million in the nine months ended September 30, 2009 to $78.0 million in the nine months ended September 30, 2010.

As we have expanded our business, we have focused on increasing our contractually recurring revenues. Since 2007, we have seen increased demand in the financial services industry for our software-enabled services from existing and new customers. To support that demand, we have taken a number of steps, such as automating our software-enabled services delivery methods and providing our employees with sales incentives. We have also acquired businesses that offer software-enabled services or that have a large base of maintenance clients. We believe that increasing the portion of our total revenues that are contractually recurring gives us the ability to better plan and manage our business and helps us reduce the fluctuations in revenues and cash flows typically associated with software license revenues. Our software-enabled services revenues increased from $141.3 million in 2007 to $163.3 million in 2009. Our software-enabled services revenues increased from $120.8 million in the nine months ended September 30, 2009 to $155.7 million in the nine months ended September 30, 2010, primarily as a result of revenues from acquisitions, which contributed $18.8 million, an increase of $12.3 million in organic software-enabled services revenues and the favorable impact from foreign currency translation of $3.8 million. Our maintenance revenues increased from $61.9 million in 2007 to $66.1 million in 2009 and from $48.6 million in the nine months ended September 30, 2009 to $54.1 million in the nine months ended September 30, 2010. Maintenance customer retention rates have continued to be in excess of 90% and we have maintained both pricing levels for new contracts and annual price increases for existing contracts. To support the growth in our software-enabled services revenues and maintain our level of customer service, we have invested in increased personnel, facilities expansion and information technology. These investments and automation improvements in our software-enabled services have resulted in improved gross margins. Gross margins have increased from 48.1% in 2007 to 49.2% in 2009 and increased from 48.8% in the nine months ended September 30, 2009 to 49.6% in the nine months ended September 30, 2010. We expect our contractually recurring revenues to continue to increase as a percentage of our total revenues.

We continue to focus on improving operating margins. Our total expenses, including costs of revenues, were $203.8 million in 2009, compared to $214.9 million and $199.4 million in 2008 and 2007, respectively. Our expenses decreased in 2009 over 2008 mainly as a result of our workforce reduction in November 2008 in an effort to reduce costs in response to the then anticipated effects of the recent economic downturn. Our expenses increased from $151.9 million in the nine months ended September 30, 2009 to $184.0 million in the nine months ended September 30, 2010, primarily due to acquisitions, which added costs of revenues and operating expenses of $18.8 million, an increase in stock-based compensation of $4.9 million, an increase in costs of $3.1 million related to foreign currency translation, an increase of $3.0 million in amortization expense, and an increase of $2.3 million in costs to support organic revenue growth. As a result of managing our expenses, our operating income margins were 24.8% of revenues in 2009 compared to 23.2% in 2008 and 19.6% in 2007 and increased from 24.0% of revenues in the nine months ended September 30, 2009 to 24.2% of revenues in the nine months ended September 30, 2010. Consolidated EBITDA, a non-GAAP financial measure defined in our credit agreement and used to measure our debt compliance, was $119.3 million in 2009 compared to $115.6 million and $98.7 million, in 2008 and 2007, respectively, and increased from $83.0 million in the nine months ended September 30, 2009 to $99.6 million in the nine months ended September 30, 2010. Please see “Selected historical financial data” for a reconciliation of net income to Consolidated EBITDA.

We generated $59.9 million in cash from operating activities in 2009, compared to $61.7 million and $57.1 million in 2008 and 2007, respectively. In 2009, we used our operating cash flow and existing cash to repay $19.7 million of debt, acquire four businesses for $51.5 million and invest $2.6 million in capital equipment in our business. Cash from operating activities increased from $45.0 million in the nine months ended September 30, 2009 to $47.6 million in the nine months ended September 30, 2010. In the nine months ended September 30, 2010, we used our operating cash flow and existing cash to repay $107.7 million of debt, acquire one business for $11.4 million, invest $3.3 million in capital equipment in our business and invest $0.2 million in capitalized software.

Acquisitions

To supplement our organic growth, we evaluate and execute acquisitions that provide complementary products or services, add proven technology and an established client base, expand our intellectual property portfolio or address a highly specialized problem or a market niche. Since the beginning of 2007, we have spent approximately $124.4 million in cash to acquire nine businesses in the financial services industry.

The following table lists the businesses we have acquired since January 1, 2007:

Acquired business	Acquisition date	Acquired capabilities, products and services

TimeShareWare	December 2010	Added shared ownership property management platform to real estate offering
thinkorswim Technologies	October 2010	Added electronic OMS/EMS offering in broker/dealer market
GIPS	February 2010	Expanded fund administration services to private equity market
Tradeware	December 2009	Added electronic trading offering in broker/ dealer market
TheNextRound	November 2009	Expanded private equity client base with TNR Solution product
MAXIMIS	May 2009	Expanded institutional footprint and provided new cross-selling opportunities
Evare	March 2009	Expanded institutional middle- and back-office outsourcing services with financial data acquisition, transformation and delivery services
Micro Design Services	October 2008	Added real-time, mission-critical order routing and execution services with ACA and MarketLook products
Northport	March 2007	Expanded fund administration services to private equity market

Critical accounting estimates and assumptions

A number of our accounting policies require the application of significant judgment by our management, and such judgments are reflected in the amounts reported in our consolidated financial statements. In applying these policies, our management uses its judgment to determine the appropriate assumptions to be used in the determination of estimates. Those estimates are based on our historical experience, terms of existing contracts, management’s observation of trends in the industry, information provided by our clients and information available from other outside sources, as appropriate. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, doubtful accounts receivable, goodwill and other intangible assets and other contingent liabilities. Actual results may differ significantly from the estimates contained in our consolidated financial statements. We believe that the following are our critical accounting policies.

Revenue recognition

Our revenues consist primarily of software-enabled services and maintenance revenues, and, to a lesser degree, software license and professional services revenues.

Software-enabled services revenues, which are based on a monthly fee or transaction-based, are recognized as the services are performed. Software-enabled services are generally provided under non-cancelable contracts with initial terms of one to five years that require monthly or quarterly payments and are subject to automatic annual renewal at the end of the initial term unless terminated by either party.

We recognize software-enabled services revenues on a monthly basis as the software-enabled services are provided and when persuasive evidence of an arrangement exists, the price is fixed or determinable and collectibility is reasonably assured. We do not recognize any revenues before services are performed. Certain contracts contain additional fees for increases in market value, pricing and trading activity. Revenues related to these additional fees are recognized in the month in which the activity occurs based upon our summarization of account information and trading volume.

We recognize revenues from the sale of software licenses when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed or determinable and collection of the resulting receivable is reasonably assured. Our products generally do not require significant modification or customization of the underlying software and, accordingly, the implementation services we provide are not considered essential to the functionality of the software.

We use a signed license agreement as evidence of an arrangement for the majority of our transactions. Delivery generally occurs when the product is delivered to a common carrier F.O.B. shipping point, or if delivered electronically, when the client has been provided with access codes that allow for immediate possession via a download. Although our arrangements generally do not have acceptance provisions, if such provisions are included in the arrangement, then delivery occurs at acceptance, unless such acceptance is deemed perfunctory. At the time of the transaction, we assess whether the fee is fixed or determinable based on the payment terms. Collection is assessed based on several factors, including past transaction history with the client and the creditworthiness of the client. The arrangements for perpetual software licenses are generally sold with maintenance and professional services. We allocate revenue to the delivered components, normally the license component, using the residual value method based on objective evidence of the fair value of the undelivered elements. The total contract value is attributed first to the maintenance and customer support arrangement based on the fair value, which is derived from renewal rates. Fair value of the professional services is based upon stand-alone sales of those services. Professional services are generally billed at an hourly rate plus out-of-pocket expenses. Professional services revenues are recognized as the services are performed. Maintenance agreements generally require us to provide technical support and software updates to our clients (on a when-and-if-available basis). We generally provide maintenance services under one-year renewable contracts. Maintenance revenues are recognized ratably over the term of the contract.

We also sell term licenses with maintenance. These arrangements range from one to seven years. Vendor-specific objective evidence does not exist for the maintenance element in the term licenses, and revenues are therefore recognized ratably over the contractual term of the arrangement.

We occasionally enter into software license agreements requiring significant customization or fixed-fee professional service arrangements. We account for these arrangements in accordance with the percentage-of-completion method based on the ratio of hours incurred to expected total hours; accordingly we must estimate the costs to complete the arrangement utilizing an estimate of man-hours remaining. Due to uncertainties inherent in the estimation process, it is at least reasonably possible that completion costs may be revised. Such revisions are recognized in the period in which the revisions are determined. Due to the complexity of some software license agreements, we routinely apply judgments to the application of software revenue recognition accounting principles to specific agreements and transactions. Different judgments or different contract structures could have led to different accounting conclusions, which could have a material effect on our reported results of operations.

Allowance for doubtful accounts

The preparation of financial statements requires our management to make estimates relating to the collectibility of our accounts receivable. Management establishes the allowance for doubtful accounts based on historical bad debt experience. In addition, management analyzes client accounts, client concentrations, client creditworthiness, current economic trends and changes in our clients’ payment terms when evaluating the adequacy of the allowance for doubtful accounts. Such estimates require significant judgment on the part of our management. Therefore, changes in the assumptions underlying our estimates or changes in the financial condition of our clients could result in a different required allowance, which could have a material effect on our reported results of operations.

Long-lived assets, intangible assets and goodwill

We must test goodwill annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill or indefinite-lived intangible assets may be impaired). Historically, we have tested the recoverability of goodwill by comparing the fair value or our reporting unit to its book value. To the extent that we do not achieve our revenue or operating cash flow plans or other measures of fair value decline, including external valuation assumptions, our current goodwill carrying value could be impaired. Additionally, since fair value is also based in part on the market approach, if our stock price declines it is possible we could be required to perform the second step of the goodwill impairment test and impairment could result. The first step of the impairment analysis indicated that the fair value of our reporting unit exceeded its carrying value by more than 25% at December 31, 2009.

We assess the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

•	significant underperformance relative to historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

When we determine that the carrying value of intangibles and long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of potential impairment, we assess whether an impairment has occurred based on whether net book value of the assets exceeds related projected undiscounted cash flows from these assets. We consider a number of factors, including past operating results, budgets, economic projections, market trends and product development cycles in estimating future cash flows. Differing estimates and assumptions as to any of the factors described above could result in a materially different impairment charge and thus materially different results of operations.

Acquisition accounting

In connection with our acquisitions, we allocate the purchase price to the assets and liabilities we acquire, such as net tangible assets, completed technology, in-process research and development, client contracts, other identifiable intangible assets, deferred revenue and goodwill. We applied significant judgments and estimates in determining the fair market value of the assets acquired and their useful lives. For example, we have determined the fair value of existing client contracts based on the discounted estimated net future cash flows from such client contracts existing at the date of acquisition and the fair value of the completed technology based on the relief-from-royalties method on estimated future revenues of such completed technology. While actual results during the years ended December 31, 2009, 2008 and 2007 and the nine months ended September 30, 2010 were not materially different from our estimated cash flows and we did not incur any impairment charges during those years, different estimates and assumptions in valuing acquired assets could yield materially different results.

Stock-based compensation

Using the fair value recognition provisions of relevant accounting literature, stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the appropriate service period. Determining the fair value of stock-based awards requires considerable judgment, including estimating the fair value of our common stock, the expected term of stock options, expected volatility of our stock price, and the number of awards expected to be forfeited. In addition, for stock-based awards where vesting is dependent upon achieving certain operating performance goals, we estimate the likelihood of achieving the performance goals. Differences between actual results and these estimates could have a material effect on our financial results. A deferred income tax asset is recorded over the vesting period as stock compensation expense is recorded. The realizability of the deferred tax asset is ultimately based on the actual value of the stock-based award upon exercise. If the actual value is lower than the fair value determined on the date of grant, then there could be an income tax expense for the portion of the deferred tax asset that is not realizable.

To date, we have granted stock options to our employees and directors under our 2006 equity incentive plan and 2008 stock incentive plan. Because there was no public market for our common stock prior to our IPO, our board of directors determined the fair value of our common stock on the measurement date, which required complex and subjective judgments. Our board reviewed and considered a number of factors when determining the fair value of our common stock, including:

•	the value of our business as determined at arm’s length in connection with the Transaction;

•	significant business milestones that may have affected the value of our business subsequent to the Transaction;

•	the risks associated with our business;

•	the economic outlook in general and the condition and outlook of our industry;

•	our financial condition and expected operating results;

•	our level of outstanding indebtedness;

•	the market price of stocks of publicly traded corporations engaged in the same or similar lines of business;

•	as of July 31, 2006, March 31, 2007 and March 1, 2008, analyses using a weighted average of three generally accepted valuation procedures: the income approach, the market approach—publicly traded guideline company method and the market approach—transaction method; and

•	as of November 15, 2008, April 1, 2009 and November 30, 2009, analyses using a weighted average of two generally accepted valuation procedures: the income approach and the market approach-publicly traded guideline company method. The market approach—transaction method was not utilized due to the lack of comparable transactions in the evaluation period.

The following table summarizes information about stock options granted since August 2006, the date of the first option grants since the Transaction:

			Weighted-
			average
		Weighted-	fair value	Weighted-average grant date fair value of options by vesting type[1]:
	Shares	average	of			Change
	under	exercise	underlying			in
Grant date	option	price	stock	Time	Performance	control

August 2006	9,909,555	$8.77	$8.77	$3.66	$3.88	$2.50
November 2006	89,250	8.77	8.77	3.62	3.84	2.50
March 2007	195,500	8.77	8.77	3.61	3.83	0.87
May 2007	148,750	11.64	11.64	4.81	5.10	1.07
June 2007	25,500	11.64	11.64	4.87	5.16	1.02
January 2009	255,041	10.08	10.08	2.86	—	—
December 2009	102,000	14.53	14.53	4.54	—	—
January 2010	4,250	14.53	14.53	4.49	—	—
February 2010	400,350	14.53	14.53	4.48	—	—
March 2010	1,615,085	14.53	14.53	4.51	—	—
April 2010	21,250	15.29	15.29	4.79	—	—
May 2010	50,200	16.49	16.49	5.64	—	—
June 2010	48,500	17.83	17.83	6.06	—	—
August 2010	14,500	16.24	16.24	5.42	—	—

(1)	The weighted-average fair value of options by vesting type represents the value at the grant date. These fair values do not reflect the re-valuation of certain options related to modifications effected in February 2009, March 2008 and April 2007, or the resolutions approved by our board and compensation committee in February 2010 relating to performance-based and superior options, as more fully described in notes 10, 16 and 17 to the consolidated financial statements included elsewhere in this prospectus.

Stock options granted

Between the closing date of the Transaction in November 2005 and early August 2006, we did not award any options or other equity awards to our employees or directors. In August 2006, our board of directors adopted, and our stockholders approved, our 2006 equity incentive plan. On August 9, 2006, our board of directors granted options to purchase an aggregate of 9,909,555 shares of common stock at an exercise price of $8.77 per share. Our board of directors determined that $8.77, which was the value of our common stock at the time of the Transaction and which was arrived at in an arm’s-length negotiation between representatives of the independent committee of SS&C’s board of directors and representatives of investment funds affiliated with The Carlyle Group, continued to represent the fair value of our common stock in August 2006. The board of directors believed that the business had not fundamentally changed since November 2005 and that the likelihood of a liquidity event, including a potential sale of the company or a public offering of stock, was remote. Subsequently, we filed a registration statement for a proposed public offering on June 13, 2007, which we withdrew on October 29, 2008 due to market conditions.

In October 2007, in connection with our prior proposed public offering and in anticipation of receiving a recommended initial public offering price range from our managing underwriters, our board of directors undertook a reassessment of the fair value of our common stock as of July 31, 2006 (the “October 2007 reassessment”). Our board of directors reassessed the fair value of our common stock using three generally accepted valuation procedures: the income approach, the market approach—publicly traded guideline company method and the market approach—transaction method. The income approach is a method used to value business interests that involves estimating the future cash flows of the business, discounted to their present value. The market approach—publicly traded guideline company method estimates fair value using revenue and EBITDA multiples derived from the stock price of publicly traded companies engaged in a similar line of business. The market approach—transaction method estimates fair value using transactions involving the actual sale or purchase of similar companies, and we reviewed eight transactions as part of this analysis. We then compared the results of the various valuation methods and other factors to calculate the enterprise value attributable to common stockholders and the fair value of each share, which we determined to be between $7.42 and $9.06 per share. As the board’s prior valuation of $8.77 not only fell within the range of estimated values in the reassessment but also reflected the arm’s-length price negotiated at the time of the Transaction, the board determined that $8.77 continued to represent the fair value per share of our common stock as of August 9, 2006.

In November 2006 and March 2007, we granted options to purchase an aggregate of 284,750 shares of common stock at an exercise price of $8.77 per share. In November 2006, we also sold an aggregate of 75,650 shares of common stock to our employees under the 2006 equity incentive plan for a purchase price of $8.77 per share. The board believed that $8.77 continued to represent the fair value of the common stock at this time because the business had not changed fundamentally and a liquidity event continued to be remote. The board did not conduct contemporaneous or retrospective valuations of the common stock in connection with the November and March grants because of the immaterial size of the awards and the cost of such valuations.

Between May 10, 2007 and June 19, 2007, we granted options to purchase an aggregate of 174,250 shares of common stock at an exercise price of $11.64 per share, which our board of directors determined was equal to the fair value of our common stock. In setting the fair value of our common stock at $11.64, our board used the same three generally accepted valuation procedures that were used in its October 2007 reassessment: the income approach, the market approach—publicly traded guideline company method and the market approach—transaction method. We conducted the assessment as of March 31, 2007 and then correlated the results of the various valuation methods and other factors to calculate the enterprise value attributable to common stockholders and the fair value of each share. Our board believed that the fair value of our common stock had increased to $11.64 per share as of March 31, 2007 because of improvements in the performance of our business and the near-term outlook of our business, as well as management’s expectations regarding the imminence of our prior proposed public offering. The fair value of our common stock had increased since the July 2006 determinations under all three methodologies for the following reasons:

Income Approach. Our board factored in timing differences in the receipt of future cash flows, as well as the reduction in net debt. In addition, while the expected timing of a liquidity event was still believed to be remote as of July 31, 2006, a public offering was imminent as of March 31, 2007 and thus our board did not apply a liquidity discount as of March 31, 2007.

Publicly Traded Guideline Company Method. Our board determined that revenue and EBITDA multiples for guideline companies generally increased or remained flat between July 31, 2006 and March 31, 2007. Moreover, we experienced improvements in the performance of our business between July 31, 2006 and March 31, 2007, which resulted in higher trailing twelve-month and projected revenues and EBITDA. Under this methodology, our board also factored in the reduction in net debt and the imminence of a public offering.

Transaction Method. Our board believed our valuation was higher due to our improved revenue and EBITDA metrics (against flat multiples of comparable transactions), our reduction in net debt and the imminence of a public offering.

On January 6, 2009, we granted options to purchase an aggregate of 255,041 shares of common stock at an exercise price of $10.08 per share, which our board of directors determined was equal to the fair value of our common stock. In setting the fair value of our common stock at $10.08, our board used two generally accepted valuation procedures: the income approach and the market approach—publicly traded guideline company method. The market approach—transaction method was not utilized due to the lack of comparable transactions in the evaluation period. We conducted the assessment as of November 15, 2008 and then correlated the results of the various valuation methods and other factors to calculate the enterprise value attributable to common stockholders and the fair value of each share. The board did not conduct contemporaneous or retrospective valuations of the common stock in connection with the January 2009 grants because of the availability of the November 15, 2008 valuation, the immaterial size of the awards and the cost of such valuation.

On December 31, 2009, we authorized the grant of options to purchase an aggregate of 102,000 shares of common stock to former employees of TheNextRound whom we hired in connection with our acquisition of such business, and on January 27, 2010, we authorized the grant of an option to purchase 4,250 shares of common stock to one of our employees in accordance with the terms of his offer letter. These options had an exercise price of $14.53 per share, which our board of directors determined was equal to the estimated fair value of our common stock. In addition, on February 4, 2010, we authorized the grant of options to purchase an aggregate of 2,125,000 shares of common stock at an exercise price of $14.53 per share, which our board of directors determined was equal to the fair value of our common stock, of which options for the purchase of 318,750 shares were granted to our named executive officers and the balance to employees designated by our chief executive officer. On March 23, 2010, options for the purchase of 1,615,085 shares were awarded to certain of our non-executive officer employees designated by our chief executive officer pursuant to his previously delegated authority.

On February 11, 2010, we authorized the grant of options to purchase an aggregate of 81,600 shares of common stock to former employees of GIPS whom we hired in connection with our acquisition of such business (see note 16 to our consolidated financial statements included elsewhere in this prospectus). The options had an exercise price of $14.53 per share, which our board of directors determined was equal to the estimated fair value of our common stock. In estimating the fair value of our common stock, our board used two generally accepted valuation procedures: the income approach and the market approach—publicly traded guideline company method. The market approach—transaction method was not utilized due to the lack of comparable transactions in the evaluation period. We conducted the assessment as of November 30, 2009 and then correlated the results of the various valuation methods and other factors to calculate the enterprise value attributable to common stockholders and the fair value of each share. The board did not conduct contemporaneous or retrospective valuations of the common stock in connection with the December 2009, February 2010 or March 2010 grants because of the availability of the November 2009 valuation. In addition, the board of directors believed that the business had not fundamentally changed since November 2009 and that the $14.53 price continued to represent the estimated fair value of our common stock in December 2009 and February 2010. In accordance with the authority delegated to him on February 4, 2010, our chief executive officer granted the March 2010 options at an exercise price of $14.53 per share, which he concluded continued to represent the fair value of our common stock based on the fact that $14.53 was within the estimated price range set forth in the preliminary prospectus, and represented approximately 97% of the high-point of such estimated range. Our board believed that the fair value of our common stock had increased to $14.53 per share as of November 30, 2009 from the January 2009 and April 2009 valuations because of improvements in the performance of our business, the near-term outlook of our business and overall strengthening of the equity markets during this period as reflected by the impact on multiples of comparable companies, as well as management’s expectations regarding an initial public offering in the first half of 2010.

Since the closing of our IPO, the exercise price per share of all option grants has been set at the closing price of our common stock on The NASDAQ Global Select Market on the applicable date of the grant. In March 2010, we authorized the grant, on the closing date of our IPO, of an option to purchase 21,250 shares of common stock to Jonathan Michael, who became a member of our board of directors upon the closing of our IPO. These options had an exercise price of $15.29 per share, which was the closing price of our common stock on The NASDAQ Global Select Market on April 6, 2010. On May 27, 2010, we authorized the grant of options to purchase an aggregate of 50,200 shares of our common stock to certain former employees of TNR whom we hired in connection with our acquisition of TNR. These options had an exercise price of $16.49, the closing price on that of our common stock on The NASDAQ Global Select Market on May 27, 2010. Of the total, 3,450 were granted to two employees who were also granted options on December 31, 2009. Between June 10, 2010 and August 23, 2010, we authorized the grant of options to purchase an aggregate of 63,000 shares of common stock to various employees at exercise prices ranging from $13.52 to $18.00, the closing prices of our common stock on each respective grant date.

Stock option modifications

In April 2007, our board of directors approved (i) the vesting, as of April 18, 2007, of 50% of the performance-based options granted to our employees through March 31, 2007 that would have vested if the we had met our EBITDA target for fiscal year 2006 (collectively, the “2006

Performance Options”); (ii) the vesting, conditioned upon us meeting our EBITDA target for fiscal year 2007, of the other 50% of the 2006 Performance Options; and (iii) the reduction of our EBITDA target for fiscal year 2007. We re-measured those awards using the Black-Scholes option-pricing model and assumptions reflecting current facts and circumstances as of the modification date. As of the modification date, we estimated the fair value of the modified performance-based options to be $5.35. We estimated the fair value of our common stock as of the modification to be $11.64. Our board used the three generally accepted valuation procedures used in its March 2008 reassessment: the income approach, the market approach—publicly traded guideline company method and the market approach—transaction method. We used the following assumptions to estimate the value of the modified performance-based options: expected term to exercise of 3.5 years; expected volatility of 41.0%; risk-free interest rate of 4.57%; and no dividend yield. Expected volatility is based on a combination of our historical volatility adjusted for the Transaction and historical volatility of our peer group. Expected term to exercise is based on our historical stock option exercise experience, adjusted for the Transaction. For purposes of our discussion of stock-based compensation, references to EBITDA targets and EBITDA target ranges refer to our Consolidated EBITDA, as further adjusted to exclude acquired EBITDA and cost savings.

In March 2008, our board of directors approved (1) the vesting, conditioned upon our EBITDA for 2008 falling within the targeted range, of the 2006 and 2007 performance-based options that did not otherwise vest during 2007, and (2) the reduction of our annual EBITDA target range for 2008. We re-measured affected performance-based options using the Black-Scholes option pricing model and assumptions reflecting current facts and circumstances as of the modification date. We estimated the weighted-average fair value of performance-based options that vest upon the attainment of the 2008 EBITDA target range to be $4.83. We estimated the fair value of our common stock as of the modification to be $12.95. Our board used the three generally accepted valuation procedures used in its March 2008 reassessment: the income approach, the market approach—publicly traded guideline company method and the market approach—transaction method. We used the following weighted-average assumptions to estimate the option value: expected term to exercise of 2.5 years; expected volatility of 26.0%; risk-free interest rate of 1.735%; and no dividend yield. Expected volatility is based on the historical volatility of our peer group. Expected term to exercise is based on our historical stock option exercise experience, adjusted for the Transaction.

In February 2009, our board of directors (1) approved the immediate vesting of the 2006, 2007 and 2008 performance-based options that did not otherwise vest during 2006, 2007 or 2008 and (2) established our annual EBITDA target range for 2009. As of that date, we estimated the weighted-average fair value of the performance-based options that were vested by the board and those that vest upon the attainment of the 2009 EBITDA target range to be $3.65. We estimated the fair value of our common stock as of the modification to be $10.91 (the April 1, 2009 analysis). Our board believed that the fair value of our common stock had decreased from $11.64 per share as of June 2007 to $10.91 as of April 1, 2009 because of the then current economic crisis, as reflected by the impact on multiples of comparable companies, and accompanying downturn in general market conditions, mitigated to a degree by the fact that our revenues and cash flows were not as proportionately affected as revenues and cash flows of others in our industry. Our board believed that the fair value of our common stock had increased from $10.08 per share as of January 6, 2009 to $10.91 per share as of April 1, 2009 because of an increase in the multiples of comparable companies and our acquisition of Evare. Our board used two generally accepted valuation procedures: the income approach and the market approach-publicly traded guideline company method. The market approach-transaction method was not utilized due to the lack of comparable transactions in the evaluation period. We used the following weighted-average assumptions to estimate the option value: expected term to exercise of 2.5 years; expected volatility of 38.0%; risk-free interest rate of 1.2%; and no dividend yield. Expected volatility is based on the historical volatility of our peer group. Expected term to exercise is based on our historical stock option exercise experience, adjusted for the Transaction.

If factors change and we employ different assumptions in future periods, the compensation expense that we record may differ significantly from what we have recorded in the current period. In addition, there is a risk that our estimates of the fair values of our share-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination or forfeiture of those share-based payments in the future. Certain share-based payments, such as employee stock options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in our financial statements.

We believe that we have used reasonable methodologies, approaches and assumptions consistent with the AICPA’s Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation to determine the fair value of our common stock on the date of grant or the date of the modification of a grant.

The values of outstanding vested and unvested options as of December 31, 2010 based on the difference between the assumed public offering price of $20.36 per share (the closing price of our common stock as reported on The NASDAQ Global Select Market on January 10, 2011) and the exercise price of the options outstanding are as follows:

	Options	Intrinsic value

Unvested	2,988,359	$22,342,283
Vested	9,193,833	$122,056,236

On February 4, 2010, our compensation committee approved, effective upon the closing of our IPO:

•	the conversion of the outstanding superior options granted under the 2006 equity incentive plan into performance-based options that vest based on our EBITDA performance in 2010 and 2011, which affected 1,680,868 outstanding options, of which 701,497 were held by our named executive officers;

•	the elimination of pre-determined EBITDA targets from the option agreements and provision for the annual proposal of EBITDA ranges by management, subject to approval by our board, which EBITDA target range for 2010 was established by our board in a subsequent meeting described below; and

•	the “rolling over” of performance-based options that do not vest (in whole or in part) in any given year into performance-based options for the following year, except as otherwise provided by our board of directors. Under the 2006 equity incentive plan, our board has the authority to amend the options to effect such a “rollover” and, generally, has the authority to amend, suspend or terminate any option, provided that, except with respect to specified corporate events, neither the amendment, suspension nor termination of the option shall, without the consent of the optionee, alter or impair any rights or obligations under the option. The rollover affected 689,007 outstanding unvested performance-based options, of which 280,600 were held by our named executive officers, and affected 1,680,868 outstanding superior options, of which 701,497 were held by our named executive officers, that converted to performance-based options upon the closing of our IPO.

In addition, on February 24, 2010, our board established our annual EBITDA target range for 2010 and eliminated the previously established EBITDA target for 2011. The establishment of the 2010 EBITDA target range affected 1,512,781 options, of which 631,349 were held by our named executive officers, including 840,434 superior options, of which 350,749 were held by our named executive officers, that converted to 2010 performance-based options upon the closing of our IPO.

As of February 24, 2010, we estimated the weighted-average fair value of the performance-based options that vest upon the attainment of the 2010 EBITDA target range, including the 840,434 superior options that converted to 2010 performance-based options, to be $6.90. In estimating the common stock value, we used our most recent equity valuation which utilized the income approach and the guideline company method. We used the following weighted-average assumptions to estimate the option value: expected term to exercise of 2.5 years; expected volatility of 43%; risk-free interest rate of 1.2%; and no dividend yield. Expected volatility is based on the historical volatility of our peer group. Expected term to exercise is based on our historical stock option exercise experience, adjusted for the Transaction. The total unearned non-cash stock-based compensation cost related to the performance-based awards that vest based upon achieving the 2010 EBITDA target, excluding the potential conversion of superior options to performance-based options, that we could recognize during 2010 is estimated to be approximately $4.6 million. We estimate we could recognize approximately an additional $5.8 million of non-cash stock-based compensation cost related to the conversion of superior options to 2010 performance-based options during 2010.

Upon the closing of our IPO, we evaluated the likelihood that we would achieve our 2010 EBITDA target. We recorded additional stock-based compensation expense upon the closing of our IPO as a result of the changes to the superior options, which was determined based on (1) the likelihood of achieving our 2010 EBITDA target and (2) the period of time that elapsed between the February modification and the closing of our IPO.

The superior options that converted to performance-based options that vest based upon our EBITDA for 2011 will be re-measured when our board determines the EBITDA target range for 2011.

On February 16, 2010, we entered into an amended and restated stock option agreement with Mr. Stone governing an option that SS&C originally granted to Mr. Stone on February 17, 2000 under its 1998 stock incentive plan. Pursuant to the amended and restated stock option agreement, the option (which was previously an option to purchase 637,500 shares of our common stock at an exercise price of $0.87 per share) was amended to make it an option to purchase 637,500 shares of our Class A non-voting common stock at an exercise price of $0.87 per share. The option was fully vested at the date of the amendment, and such amendment did not result in any incremental stock-based compensation expense. Mr. Stone exercised the option on February 17, 2010 and purchased 637,500 shares of our Class A non-voting common stock.

Income taxes

The carrying value of our deferred tax assets assumes that we will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and related assumptions change in the future, we may be required to record additional valuation allowances against our deferred tax assets resulting in additional income tax expense in our consolidated statement of operations. On a quarterly basis, we evaluate whether deferred tax assets are realizable and assess whether there is a need for additional valuation allowances. The carrying value of our deferred tax assets and liabilities is recorded based on the statutory rates that we expect our deferred tax assets and liabilities to reverse into income. We estimate the state rate at which our deferred tax assets and liabilities will reverse based on estimates of state income apportionment for future years. Each of these estimates requires significant judgment on the part of our management. In addition, we evaluate the need to provide additional tax provisions for adjustments proposed by taxing authorities.

As of September 30, 2010, we had $9.2 million of liabilities for unrecognized tax benefits. All of the unrecognized tax benefits, if recognized, would decrease our effective tax rate and increase our net income. We recognize accrued interest and penalties relating to unrecognized tax benefits as a component of the income tax provision.

Results of operations

The following tables set forth revenues (dollars in thousands) and changes in revenues for the periods indicated:

				Percent change
	Year ended December 31,			from prior period
	2009	2008	2007	2009	2008

Revenues:
Software licenses	$20,661	$24,844	$27,514	(16.8)%	(9.7)%
Maintenance	66,099	65,178	61,910	1.4	5.3
Professional services	20,889	24,352	17,491	(14.2)	39.2
Software-enabled services	163,266	165,632	141,253	(1.4)	17.3

Total revenues	$270,915	$280,006	$248,168	(3.2)	12.8

	Nine months ended
	September 30,		%
	2010	2009	Change

Revenues:
Software licenses	$17,629	$15,632	13%
Maintenance	54,130	48,565	11%
Professional services	15,384	14,872	3%
Software-enabled services	155,652	120,801	29%

Total revenues	$242,795	$199,870	21%

The following table sets forth the percentage of our total revenues represented by each of the following sources of revenues for the periods indicated:

	Year ended December 31,			Nine months ended September 30,
	2009	2008	2007	2010	2009

Revenues:
Software licenses	7.6%	8.9%	11.1%	7.3%	7.8%
Maintenance	24.4	23.3	25.0	22.3	24.3
Professional services	7.7	8.7	7.0	6.3	7.5
Software-enabled services	60.3	59.1	56.9	64.1	60.4

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%

Comparison of nine months ended September 30, 2010 and 2009

Revenues

Our revenues consist primarily of software-enabled services and maintenance revenues, and, to a lesser degree, software license and professional services revenues. As a general matter, our software license and professional services revenues fluctuate based on the number of new licensing clients, while fluctuations in our software-enabled services revenues are attributable to the number of new software-enabled services clients as well as the number of transactions processed for our existing clients and total assets under management in our clients’ portfolios. Maintenance revenues vary based on the rate by which we add or lose maintenance clients over time and, to a lesser extent, on the annual increases in maintenance fees, which are generally tied to the consumer price index.

Revenues for the nine months ended September 30, 2010 were $242.8 million, increasing 21% from $199.9 million for the same period in 2009. The increase was primarily a result of revenues from products and services that we acquired through our acquisitions of Evare in March 2009, MAXIMIS in May 2009, TNR in November 2009, Tradeware in December 2009, and GIPS in February 2010, which, in the aggregate, added $26.9 million in revenues in the nine months ended September 30, 2010. Organic revenues increased $11.5 million, and the favorable impact from foreign currency translation accounted for $4.5 million of the total increase, resulting from the weakness of the U.S. dollar relative to currencies such as the Canadian dollar and the Australian dollar.

Software licenses

Software license revenues were $17.6 million and $15.6 million for the nine months ended September 30, 2010 and 2009, respectively. The increase in software license revenues of $2.0 million was primarily due to revenues from acquisitions, which contributed $1.0 million, an increase of $0.9 million in organic software license revenues and an increase of $0.1 million related to foreign currency translation. Software license revenues will vary depending on the timing, size and nature of our license transactions. For example, the average size of our software license transactions and the number of large transactions may fluctuate on a period-to-period basis. For the nine months ended September 30, 2010, the average size and number of perpetual license transactions increased from those for the comparable period in 2009, while the revenues from term licenses decreased from the prior year period. Additionally, software license revenues will vary among the various products that we offer, due to differences such as the timing of new releases and variances in economic conditions affecting opportunities in the vertical markets served by such products.

Maintenance

Maintenance revenues were $54.1 million and $48.6 million for the nine months ended September 30, 2010 and 2009, respectively. The increase in maintenance revenues of $5.5 million, or 11%, was primarily due to revenues from acquisitions, which contributed $5.5 million in the aggregate, and the favorable impact from foreign currency translation of $0.3 million. These increases were partially offset by a decrease in organic maintenance revenues of $0.3 million. We typically provide maintenance services under one-year renewable contracts that provide for an annual increase in fees, which are generally tied to the percentage change in the consumer price index. Future maintenance revenue growth is dependent on our ability to retain existing clients, add new license clients, and increase average maintenance fees.

Professional services

Professional services revenues were $15.4 million and $14.9 million for the nine months ended September 30, 2010 and 2009, respectively. The increase of $0.5 million was primarily due to revenues from acquisitions, which contributed $1.6 million in the aggregate, and the favorable impact from foreign currency translation of $0.3 million, partially offset by a decrease of $1.4 million in organic professional services revenues. The decrease in organic revenues for the nine month period was primarily due to a one-time significant project fee recognized in the second quarter of 2009. Our overall software license revenue levels and market demand for professional services will continue to have an effect on our professional services revenues.

Software-enabled services

Software-enabled services revenues were $155.7 million and $120.8 million for the nine months ended September 30, 2010 and 2009, respectively. The increase in software-enabled services revenues of $34.9 million, or 29%, was primarily due to revenues from acquisitions, which contributed $18.8 million, an increase of $12.3 million in organic software-enabled services revenues and the favorable impact from foreign currency translation of $3.8 million. Future software-enabled services revenue growth is dependent on our ability to retain existing clients, add new clients and increase the level of services provided or average fees.

Cost of revenues

The total cost of revenues was $122.4 million and $102.4 million for the nine months ended September 30, 2010 and 2009, respectively. The gross margin was 50% for the nine months ended September 30, 2010 compared to 49% for the comparable period in 2009. Our cost of revenues increased by $20.0 million primarily as a result of acquisitions, which added cost of revenues of $11.8 million, an increase of $3.1 million in amortization expense, an increase in costs of $2.1 million related to foreign currency translation, an increase of $1.6 million in costs to support organic revenue growth and an increase in stock-based compensation of $1.4 million. The increase in amortization expense is primarily related to recent acquisitions.

Cost of software license revenues

Cost of software license revenues consists primarily of amortization expense of completed technology, royalties, third-party software, and the costs of product media, packaging and documentation. The cost of software license revenues was $5.8 million and $6.3 million for the nine months ended September 30, 2010 and 2009, respectively. The decrease in cost of software licenses was primarily due to a reduction of $0.5 million in amortization expense.

Cost of maintenance revenues

Cost of maintenance revenues consists primarily of technical client support, costs associated with the distribution of products and regulatory updates and amortization of intangible assets. The cost of maintenance revenues was $24.3 million and $20.3 million for the nine months ended September 30, 2010 and 2009, respectively. The increase in cost of maintenance revenues of

$4.0 million, or 19%, was primarily due to acquisitions, which added $2.0 million in costs, an increase of $1.6 million in amortization expense, an increase in costs of $0.4 million related to foreign currency translation and an increase in stock-based compensation of $0.3 million, partially offset by a decrease in costs to support organic maintenance revenues of $0.3 million. Cost of maintenance revenues as a percentage of these revenues was 45% for the nine months ended September 30, 2010 compared to 42% for the nine months ended September 30, 2009. The increase in costs as a percentage of revenues is primarily related to our recent acquisitions. The increase in amortization expense is primarily related to recent acquisitions.

Cost of professional services revenues

Cost of professional services revenues consists primarily of the cost related to personnel utilized to provide implementation, conversion and training services to our software licensees, as well as system integration, custom programming and actuarial consulting services. The cost of professional services revenues was $10.2 million and $10.7 million for the nine months ended September 30, 2010 and 2009, respectively. The decrease in cost of professional services revenues of $0.5 million, or 4%, was primarily related to a reduction of $2.0 million in costs to support organic professional services revenues, primarily as a result of one significant implementation project that occurred during 2009, partially offset by our acquisitions, which added $1.2 million in costs, an increase in costs of $0.2 million related to foreign currency translation and an increase in stock-based compensation of $0.1 million. Cost of professional services revenues as a percentage of these revenues was 67% for the nine months ended September 30, 2010 compared to 72% for the nine months ended September 30, 2009.

Cost of software-enabled services revenues

Cost of software-enabled services revenues consists primarily of the cost related to personnel utilized in servicing our software-enabled services clients and amortization of customer relationship intangible assets. The cost of software-enabled services revenues was $82.1 million and $65.1 million for the nine months ended September 30, 2010 and 2009, respectively. The increase in cost of software-enabled services revenues of $17.0 million, or 26%, was primarily related to our acquisitions, which added $8.6 million in costs, an increase of $3.9 million in costs to support the growth of organic software-enabled services revenues, an increase of $2.0 million in amortization expense, an increase in costs of $1.5 million related to foreign currency translation and an increase in stock-based compensation of $1.0 million. Cost of software-enabled services revenues as a percentage of these revenues was 53% for the nine months ended September 30, 2010 compared to 54% for the nine months ended September 30, 2009. The increase in amortization expense is primarily related to recent acquisitions.

Operating expenses

Total operating expenses were $61.6 million and $49.5 million for the nine months ended September 30, 2010 and 2009, respectively. The increase in total operating expenses of $12.1 million, or 24%, was primarily due to our acquisitions, which added $7.0 million in costs, an increase in stock-based compensation of $3.5 million, an increase in costs of $1.0 million related to foreign currency translation and an increase of $0.7 million in costs to support organic revenues. These increases were partially offset by a decrease of $0.1 million in amortization expense related to intangible assets acquired in prior years. Total operating expenses as a percentage of total revenues were 25% for each of the nine-month periods ended September 30, 2010 and 2009.

Selling and marketing

Selling and marketing expenses consist primarily of the personnel costs associated with the selling and marketing of our products, including salaries, commissions and travel and entertainment. Such expenses also include amortization of trade name intangible assets, the cost of branch sales offices, trade shows and marketing and promotional materials. Selling and marketing expenses were $18.9 million and $15.2 million for the nine months ended September 30, 2010 and 2009, respectively, representing 8% of total revenues in each of those periods. The increase in selling and marketing expenses of $3.7 million, or 24%, was primarily related to our acquisitions, which added $2.6 million in costs, an increase in stock-based compensation of $0.6 million, an increase of $0.4 million in costs to support organic revenues and an increase in costs of $0.2 million related to foreign currency translation. These increases were partially offset by a decrease of $0.1 million in amortization expense related to intangible assets acquired in prior years.

Research and development

Research and development expenses consist primarily of personnel costs attributable to the enhancement of existing products and the development of new software products. Research and development expenses were $23.5 million and $19.6 million for the nine months ended September 30, 2010 and 2009, respectively, representing 10% of total revenues in each of those periods. The increase in research and development expenses of $3.9 million, or 20%, was primarily related to our acquisitions, which added $2.8 million in costs, an increase in costs of $0.5 million related to foreign currency translation, an increase in stock-based compensation of $0.5 million and an increase of $0.1 million in costs to support organic revenue growth.

General and administrative

General and administrative expenses consist primarily of personnel costs related to management, accounting and finance, information management, human resources and administration and associated overhead costs, as well as fees for professional services. General and administrative expenses were $19.2 million and $14.7 million for the nine months ended September 30, 2010 and 2009, respectively, representing 8% and 7%, of total revenues in each of those periods, respectively. The increase in general and administrative expenses of $4.5 million, or 31%, was primarily related to an increase in stock-based compensation of $2.4 million, our acquisitions, which added $1.6 million in costs, an increase in costs of $0.3 million related to foreign currency translation and an increase in costs of $0.2 million to support organic revenues.

Interest expense, net

Net interest expense for the nine months ended September 30, 2010 and 2009 was $23.8 million and $27.8 million, respectively. Net interest expense is primarily related to interest expense on debt outstanding under our senior credit facility and 11 3/4% senior subordinated notes due 2013. The decrease in interest expense for both periods was primarily due to a decrease in outstanding debt and lower average interest rates. During the nine-month period ended

September 30, 2010, we used proceeds from our IPO to redeem $71.75 million in principal amount of our 11 3/4% senior subordinated notes due 2013.

Other Income (Expense), Net

Other income, net for the nine months ended September 30, 2010 consisted primarily of a reduction of our contingent consideration liability associated with TNR from $1.0 million to $0.2 million. Other expense, net for the nine months ended September 30, 2009 consisted primarily of foreign currency transaction losses.

Loss on extinguishment of debt

Loss from extinguishment of debt for the nine months ended September 30, 2010 consisted of $4.2 million in note redemption premiums and $1.3 million from the write-offs of deferred financing costs associated with the redemption of $71.75 million of our notes.

Provision for income taxes

We had effective tax rates of 22.9% and 31.3% for the nine months ended September 30, 2010 and 2009, respectively. The expected effective tax rate for the year ended December 31, 2010 is forecasted to be between 25% and 27%. The difference between the September 30, 2010 effective tax rate and the forecasted tax rate for the year ended December 31, 2010 is attributable to a release of uncertain income tax positions, refunds and enacted rate changes in the first quarter of 2010.

Comparison of years ended December 31, 2009, 2008 and 2007

Revenues

Revenues were $270.9 million, $280.0 million and $248.2 million in 2009, 2008 and 2007, respectively. The revenue decrease in 2009 of $9.1 million, or 3.2%, was primarily due to a decrease in revenues for businesses and products that we have owned for at least 12 months, or organic revenues, of $18.3 million, or 7%, partially offset by revenues from products and services that we acquired through our acquisitions of Micro Design Services, or MDS, in October 2008, Evare in March 2009, MAXIMIS in May 2009 and TNR in November 2009, which added $15.6 million in revenues in the aggregate. The revenue decrease in 2009 was due in part to the impact of the recent economic downturn and the unfavorable impact from foreign currency translation of approximately $6.4 million resulting from the strength of the U.S. dollar relative to the Canadian dollar, British pound, Australian dollar and the euro. Revenue growth in 2008 of $31.8 million, or 13%, was driven by organic revenues, which increased $28.7 million, or 12%. The remaining $3.1 million increase was due to sales of products and services that we acquired in our acquisitions of Northport, which we acquired in March 2007, and MDS. The impact from foreign currency translation in 2008 was not significant.

Software licenses

Software license revenues were $20.7 million, $24.8 million and $27.5 million in 2009, 2008 and 2007, respectively. The decrease in software license revenues from 2008 to 2009 of $4.1 million was due to a decrease of $5.1 million in organic software license revenues and a decrease of

$0.4 million related to foreign currency translation, partially offset by revenues of $1.4 million from acquisitions. During 2009, we had fewer perpetual license transactions than in 2008, but at a similar average size. The decrease in software license revenues from 2007 to 2008 of $2.7 million was due to a decrease of $3.3 million in organic license sales, partially offset by acquisitions, which added $0.6 million. During 2008, we had fewer perpetual license transactions than in 2007, but at a similar average size, offset by an increase in revenues from term licenses. Software license revenues will vary depending on the timing, size and nature of our license transactions. For example, the average size of our software license transactions and the number of large transactions may fluctuate on a period-to-period basis. Additionally, software license revenues will vary among the various products that we offer, due to differences such as the timing of new releases and variances in economic conditions affecting opportunities in the vertical markets served by such products.

Maintenance

Maintenance revenues were $66.1 million, $65.2 million and $61.9 million in 2009, 2008 and 2007, respectively. The increase in maintenance revenues of $0.9 million, or 1%, in 2009 was primarily due to revenue from acquisitions, which added $5.0 million, partially offset by a decrease of $2.7 million in organic maintenance revenues and a decrease of $1.4 million related to foreign currency translation The decrease in organic maintenance revenues was primarily due to a decrease in fees for one significant customer. The increase in maintenance revenues of $3.3 million, or 5%, in 2008 was due in part to organic revenue growth of $2.8 million and acquisitions, which added $0.5 million. We typically provide maintenance services under one-year renewable contracts that provide for an annual increase in fees, generally tied to the percentage changes in the consumer price index. Future maintenance revenue growth is dependent on our ability to retain existing clients, add new license clients and increase average maintenance fees.

Professional services

Professional services revenues were $20.9 million, $24.4 million and $17.5 million in 2009, 2008 and 2007, respectively. The decrease in professional services revenues of $3.5 million, or 14%, in 2009 was primarily due to a decrease of $4.9 million in organic revenues and a decrease of $0.7 million related to foreign currency translation, partially offset by revenues of $2.1 million from acquisitions. The increase in professional services revenues of $6.9 million, or 39%, in 2008 was primarily due to organic growth of $6.0 million and acquisitions, which contributed $0.9 million to the increase. The decrease in organic revenues in 2009 and the growth in organic revenues in 2008 was primarily due to one significant professional services project that commenced during the first quarter of 2008 and was completed during 2008. Our overall software license revenue levels and market demand for professional services will continue to have an effect on our professional services revenues.

Software-enabled services

Software-enabled services revenues were $163.3 million, $165.6 million and $141.3 million in 2009, 2008 and 2007, respectively. The decrease in software-enabled services revenues in 2009 of $2.3 million, or 1%, was primarily due to a decrease of $5.5 million in organic revenues and a decrease of $3.9 million related to foreign currency translation, partially offset by revenues of $7.1 million from acquisitions. Contributing to the decline in organic revenues was a decrease in fees for one significant client and decreases in the variable portion of our fees, which are tied to our clients’ assets under management. The increase in software-enabled services revenues in 2008 of $24.3 million, or 17%, was primarily due to organic growth of $23.2 million and acquisitions, which added $1.1 million. Future software-enabled services revenue growth is dependent on our ability to add new software-enabled services clients, retain existing clients and increase average software-enabled services fees.

Cost of revenues

The total cost of revenues was $137.7 million, $142.4 million and $128.9 million in 2009, 2008 and 2007, respectively. The gross margin increased from 48% in 2007 to 49% in 2008 and 2009. The decrease in total cost of revenues in 2009 of $4.7 million was primarily due to cost reductions of approximately $9.1 million as a result of our workforce reduction in November 2008 and a decrease in costs of $3.6 million related to foreign currency translation. Stock-based compensation decreased by $0.5 million, as the time-based options granted in August 2006 became fully vested during the year and a lower valuation was ascribed to the 2009 performance-based options as compared to the 2008 performance-based options. These cost reductions were partially offset by our acquisitions of MDS, Evare, MAXIMIS and TNR, which added costs of $8.5 million in the aggregate. The increase of $13.5 million in total cost of revenues in 2008 was mainly due to personnel increases early in the year to support revenue growth, particularly professional services and software-enabled services, and acquisitions. Cost increases to support our organic revenue growth were $12.5 million and acquisitions added $1.5 million in costs, primarily in software-enabled services revenues. In November 2008, we reduced our workforce by approximately 9% in response to the anticipated effects of the current economic downturn. Severance expenses related to this action added $0.6 million in expenses to total cost of revenues in 2008. These increases were offset by a decrease of $1.1 million in stock-based compensation expense, as 2007 stock-based compensation expense included charges related to the vesting of 2006 performance options.

Cost of software license revenues

The cost of software license revenues was $8.5 million, $9.2 million and $9.6 million in 2009, 2008 and 2007, respectively. The decrease in cost of software licenses in both 2009 and 2008 was primarily due to a reduction in amortization expense under the percent of cash flows method, as a lower percentage of current license revenues was deemed associated with technology that existed at the date of the Transaction, partially offset by amortization expense related to acquisitions occurring in each of those years. Additionally, 2009 costs include a decrease of $0.1 million related to foreign currency translation.

Cost of maintenance revenues

The cost of maintenance revenues was $27.6 million, $26.9 million and $26.0 million in 2009, 2008 and 2007, respectively. The increase in cost of maintenance revenues of $0.7 million in 2009 was primarily due to our acquisitions, which added $1.9 million in costs, partially offset by a decrease in costs of $0.6 million and a decrease of $0.6 million related to foreign currency translation. The increase in cost of maintenance revenues in 2008 was primarily due to additional costs of $0.7 million and additional amortization expense of $0.3 million as a result of increasing cash flows, partially offset by a decrease of $0.1 million in stock-based compensation expense.

Cost of professional services revenues

The cost of professional services revenue was $14.2 million, $16.1 million and $14.3 million in 2009, 2008 and 2007, respectively. The decrease in cost of professional services revenues of $1.9 million in 2009 was primarily due to cost reductions of $3.6 million and a decrease of $0.5 million related to foreign currency translation, partially offset by acquisitions, which added $2.2 million in costs. The increase in cost of professional services revenues in 2008 was primarily due to an increase of $0.4 million in costs, partially offset by a decrease of $0.1 million in stock-based compensation expense. Acquisitions added $0.8 million in costs.

Cost of software-enabled services revenues

The cost of software-enabled services revenues was $87.5 million, $90.3 million and $79.0 million in 2009, 2008 and 2007, respectively. The decrease in cost of software-enabled services revenues of $2.8 million in 2009 was primarily due to cost reductions of $3.7 million, a decrease of $2.3 million related to foreign currency translation and a decrease of $0.5 million in stock-based compensation expense, partially offset by our acquisitions, which added $3.7 million in costs. The increase in cost of software-enabled services revenues in 2008 was primarily due to an increase of $10.8 million in costs, primarily related to personnel and communications, to support the growth in organic revenues and our acquisition of Northport, which added $0.7 million, representing a full year of costs. Additionally, severance expenses related to our workforce reduction in November 2008 contributed $0.4 million and amortization expense increased $0.3 million. These increases were partially offset by a decrease of $0.9 million in stock-based compensation expense.

Operating expenses

Our total operating expenses were $66.1 million, $72.5 million and $70.6 million in 2009, 2008 and 2007, respectively, representing 24%, 26% and 28%, respectively, of total revenues in those years. The decrease in operating expenses of $6.4 million in 2009 was primarily due to cost reductions of approximately $7.6 million, which were partially the result of non-recurring prior year expenses of $1.6 million related to our prior proposed initial public offering, which was withdrawn due to market conditions, and severance expenses of $1.0 million related to our workforce reduction in November 2008. Additionally, our acquisitions added costs of $3.8 million, partially offset by a decrease of $1.2 million in stock-based compensation expense and a decrease of $1.4 million related to foreign currency translation. The increase in operating expenses in 2008 was primarily due to our expensing $1.6 million in costs related our prior proposed initial public offering and severance expenses of $1.0 million. Additionally, operating costs increased $2.3 million, primarily related to personnel, and amortization expense increased $0.2 million. These increases were offset in part by a decrease of $2.6 million in stock-based compensation expense, as 2007 stock-based compensation expense included charges related to the vesting of 2006 performance options, a decrease of $0.5 million in capital-based taxes and a decrease of $0.5 million in expenses paid to Carlyle. Acquisitions added $0.4 million in costs.

Selling and marketing

Selling and marketing expenses were $20.4 million, $19.6 million and $19.7 million in 2009, 2008 and 2007, respectively, representing 8%, 7% and 8%, respectively, of total revenues in those years. The increase in selling and marketing expenses of $0.8 million in 2009 was primarily attributable to our acquisitions, which added $1.1 million in costs, partially offset by a decrease in stock-based compensation expense of $0.2 million and a reduction in costs of $0.1 million. Additionally, a decrease of $0.5 million related to foreign currency translation was partially offset by an increase in costs of $0.4 million. The decrease in selling and marketing expenses in 2008 was primarily attributable to a decrease in stock-based compensation expense of $0.6 million, partially offset by acquisitions, which added $0.2 million in costs, and an increase of $0.3 million in amortization expense.

Research and development

Research and development expenses were $26.5 million, $26.8 million and $26.3 million in 2009, 2008 and 2007, respectively, representing 10%, 10% and 11%, respectively, of total revenues in those years. The decrease in research and development expenses of $0.3 million in 2009 was primarily due to a reduction in costs of $1.8 million, a decrease of $0.5 million related to foreign currency translation and a decrease in stock-based compensation expense of $0.2 million, partially offset by our acquisitions, which added $2.2 million in costs. The increase in research and development expenses in 2008 was primarily due to an increase of $0.6 million in costs to support organic revenue growth, and severance expenses of $0.3 million, partially offset by a decrease of $0.4 million in stock-based compensation expense.

General and administrative

General and administrative expenses were $19.2 million, $26.1 million and $24.6 million in 2009, 2008 and 2007, respectively, representing 7%, 9% and 10%, respectively, of total revenues in those years. The decrease in general and administrative expenses of $6.9 million in 2009 was primarily due to cost reductions of $6.2 million, which were partially the result of non-recurring prior year expenses of $1.6 million related our prior proposed initial public offering, which was withdrawn due to market conditions, and severance expenses of $0.7 million related to our workforce reduction in November 2008. A decrease of $0.7 million in stock-based compensation expense and a decrease of $0.4 million related to foreign currency translation were partially offset by our acquisitions, which added $0.4 million in costs. The increase in general and administrative expenses in 2008 was primarily due to an increase in costs of $1.7 million, our expensing $1.6 million in costs related to our prior proposed initial public offering and prior year severance expenses of $0.7 million. These increases were offset in part by a decrease of $1.6 million in stock-based compensation expense, a decrease of $0.5 million in capital-based taxes and a decrease of $0.5 million in expenses paid to Carlyle. Acquisitions added $0.2 million in costs.

Interest income, interest expense and other income (expense), net

We had interest expense of $36.9 million and interest income of less than $0.1 million in 2009 compared to interest expense of $41.5 million and interest income of $0.4 million in 2008. In 2007, we had interest expense of $45.5 million and interest income of $0.9 million. The decrease in interest expense in 2009 reflects the lower average debt balance and lower average interest rates on the unhedged floating portion of our debt as compared to 2008. The decrease in interest income in 2009 is also related to the lower average interest rates as compared to 2008. The decrease in interest expense in 2008 reflects the lower average debt balance and lower average interest rates on the floating portion of our debt as compared to 2007. The decrease in interest income in 2008 is also related to the lower average interest rates as compared to 2007. Other expense, net in 2009 consists primarily of foreign currency transaction losses of

$1.5 million. Other income, net in 2008 consists primarily of foreign currency transaction gains of $4.0 million, partially offset by a $2.0 million loss we recorded relating to our investment in a private company which we account for under the equity method of accounting. Other income, net in 2007 consists primarily of foreign currency transaction gains of $0.6 million, property tax refunds of $0.9 million and $0.4 million related to the favorable settlement of a liability accrued at the time of our acquisition of Financial Models in 2005.

Provision for income taxes

For the year ended December 31, 2009, we recorded a provision for income taxes of $9.8 million. The difference between the provision we recorded and the statutory rate was primarily due to foreign tax benefits of approximately $2.3 million, partially offset by state income taxes of $1.8 million. For the year ended December 31, 2008, we recorded a provision for income taxes of $7.1 million. The difference between the provision we recorded and the statutory rate was primarily due to foreign tax benefits of approximately $2.3 million and a benefit of $0.6 million due to changes in Canadian withholding rates enacted in December 2008. These benefits were partially offset by state income taxes of $1.0 million. For the year ended December 31, 2007, we recorded a benefit of $0.5 million. The difference between the benefit we recorded and the statutory rate was partially due to changes in Canadian statutory tax rates enacted in June 2007 and December 2007, for which we recorded a benefit of approximately $1.5 million, and other foreign tax benefits of approximately $1.9 million. We had $66.4 million of deferred tax liabilities and $16.7 million of deferred tax assets at December 31, 2009. In future years, we expect to have sufficient levels of taxable income to realize the net deferred tax assets at December 31, 2009.

Liquidity and capital resources

Our principal cash requirements are to finance the costs of our operations pending the billing and collection of client receivables, to fund payments with respect to our indebtedness, to invest in research and development and to acquire complementary businesses or assets. We expect our cash on hand, cash flows from operations, availability under the revolving credit portion of our senior credit facilities and the proceeds from this offering to provide sufficient liquidity to fund our current obligations, projected working capital requirements and capital spending for at least the next twelve months.

Our cash and cash equivalents at September 30, 2010 were $87.0 million, an increase of $67.9 million from $19.1 million at December 31, 2009. The increase in cash is due primarily to proceeds from our IPO of $134.6 million and cash provided by operations, which was partially offset by repayments of debt, cash used for an acquisition and capital expenditures. Our cash and cash equivalents at December 31, 2009 were $19.1 million, a decrease of $10.2 million from $29.3 million at December 31, 2008. Cash provided by operations was offset by net repayments of debt and cash used for acquisitions and capital expenditures.

Net cash provided by operating activities was $47.6 million for the nine months ended September 30, 2010. Cash provided by operating activities was primarily due to net income of $23.2 million adjusted for non-cash items of $30.5 million, partially offset by changes in our working capital accounts (excluding the effect of acquisitions) totaling $6.1 million. The changes in our working capital accounts were driven by decreases in accounts payable and by increases in prepaid income taxes and accounts receivable, partially offset by increases in deferred revenues and accrued expenses and other liabilities and decreases in prepaid expenses and other assets. The increase in accounts receivable was primarily due to the increase in revenue, partially offset by an improvement in days’ sales outstanding. The increase in prepaid income taxes was primarily related to a prepayment of income taxes.

Net cash provided by operating activities was $59.9 million in 2009. Net cash provided by operating activities during 2009 was primarily the result of our net income of $19.0 million, plus non-cash expenses of $35.3 million, including depreciation and amortization, stock compensation expense, amortization of loan origination costs and a decrease in deferred income taxes and changes in our working capital accounts totaling $5.6 million. Excluding the effects of our acquisitions of TNR and Tradeware, our working capital accounts generated cash primarily due to improvements in the timing of collections and in days’ sales outstanding, which decreased our outstanding accounts receivable, and an increase in deferred revenues, primarily due to an increase in maintenance revenues and a significant term license fee received in 2009, partially offset by tax payments made during 2009. Our acquisitions of TNR and Tradeware added $4.6 million to our accounts receivable balance, which amount has been excluded from the foregoing discussion.

Investing activities used net cash of $14.8 million for the nine months ended September 30, 2010, primarily related to $11.4 million cash paid for our acquisition of GIPS and $3.4 million net cash paid for capital expenditures. Investing activities used net cash of $54.1 million in 2009. Cash used by investing activities was primarily due to $51.5 million cash paid for acquisitions and $2.6 million in capital expenditures.

Financing activities provided net cash of $35.1 million for the nine months ended September 30, 2010, representing $134.6 million in net proceeds received from our IPO in April 2010, $5.9 million received from the exercise of stock options and related income tax benefits of $3.5 million, partially offset by $107.7 million in net repayments of debt and $1.2 million in purchases of common stock for treasury. The repayment of debt during the period is due to our use of proceeds from our IPO to redeem $71.75 million in principal amount of our outstanding 11 3/4% senior subordinated notes due 2013 at a redemption price of 105.875% of the principal amount plus accrued and unpaid interest on such amount to, but excluding, the date of redemption and approximately $35.9 million of repayments on our senior credit facility. Net cash used in financing activities was $17.9 million in 2009, primarily related to net repayments of debt.

Contractual obligations

The following table summarizes our contractual obligations as of December 31, 2009 that require us to make future cash payments (in thousands):

		Less than			More than
Contractual obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years	All other

Short-term and long-term debt	$397,259	$4,270	$187,989	$205,000	$—	$—
Interest payments[1]	113,935	33,200	56,648	24,087	—	—
Operating lease obligations[2]	33,959	9,486	13,490	7,132	3,851	—
Purchase obligations[3]	8,322	5,556	1,879	770	117	—
Uncertain tax positions and related interest[4]	8,238	—	—	—	—	8,238

Total contractual obligations	$561,713	$52,512	$260,006	$236,989	$3,968	$8,238

(1)	Reflects interest payments on our term loan facility and associated interest rate swap agreement at an assumed interest rate of three-month LIBOR of 0.26% plus 2.0% for U.S. dollar loans and CDOR of 0.38% plus 2.5% for Canadian dollar loans, and required interest payments on our senior subordinated notes of 11.75%.

(2)	We are obligated under noncancelable operating leases for office space and office equipment. The lease for the corporate facility in Windsor, Connecticut expires in 2016. We sublease office space under noncancelable leases. We received rental income under these leases of $1.3 million, $1.4 million and $1.5 million for the years ended December 31, 2009, 2008 and 2007, respectively. The effect of the rental income to be received in the future has not been included in the table above.

(3)	Purchase obligations include the minimum amounts committed under contracts for goods and services.

(4)	As of December 31, 2009, our liability for uncertain tax positions and related net interest payable were $7.0 million and $1.3 million, respectively. We are unable to reasonably estimate the timing of such liability and interest payments in individual years beyond twelve months due to uncertainties in the timing of the effective settlement of tax positions.

Off-balance sheet arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Our credit arrangements

The Transaction

On November 23, 2005, in connection with the Transaction, SS&C (1) entered into a new $350.0 million credit facility, consisting of a $200.0 million term loan facility with SS&C as the borrower, a $75.0 million-equivalent term loan facility with a Canadian subsidiary as the borrower ($17.0 million of which is denominated in US dollars and $58.0 million of which is denominated in Canadian dollars) and a $75.0 million revolving credit facility and (2) issued $205.0 million aggregate principal amount of 11 3/4% senior subordinated notes due 2013.

As a result of the Transaction, we are highly leveraged and our debt service requirements are significant. At December 31, 2010, our total indebtedness was $290.8 million and we had $75.0 million available for borrowing under our revolving credit facility.

Senior credit facilities

SS&C’s borrowings under the senior credit facilities bear interest at either a floating base rate or a Eurocurrency rate plus, in each case, an applicable margin. In addition, SS&C pays a commitment fee in respect of unused revolving commitments at a rate that will be adjusted based on our leverage ratio. SS&C is obligated to make quarterly principal payments on the term loan of $2.0 million per year. Subject to certain exceptions, thresholds and other limitations, SS&C is required to prepay outstanding loans under the senior credit facilities with the net proceeds of certain asset dispositions and certain debt issuances and 50% of its excess cash flow (as defined in the agreements governing our senior credit facilities), which percentage will be reduced based on our reaching certain leverage ratio thresholds.

The obligations under our senior credit facilities are guaranteed by SS&C Holdings and all of SS&C’s existing and future material wholly owned U.S. subsidiaries, with certain exceptions as set forth in our credit agreement. The obligations of the Canadian borrower are guaranteed by SS&C Holdings, SS&C and each of SS&C’s U.S. and Canadian subsidiaries, with certain exceptions as set forth in the credit agreement. The obligations under the senior credit facilities are secured by a perfected first priority security interest in all of SS&C’s capital stock and all of the capital stock or other equity interests held by SS&C Holdings, SS&C and each of SS&C’s existing and future U.S. subsidiary guarantors (subject to certain limitations for equity interests of foreign subsidiaries and other exceptions as set forth in our credit agreement) and all of SS&C Holdings’ and SS&C’s tangible and intangible assets and the tangible and intangible assets of each of SS&C’s existing and future U.S. subsidiary guarantors, with certain exceptions as set forth in the credit agreement. The Canadian borrower’s borrowings under the senior credit facilities and all guarantees thereof are secured by a perfected first priority security interest in all of SS&C’s capital stock and all of the capital stock or other equity interests held by SS&C Holdings, SS&C and each of SS&C’s existing and future U.S. and Canadian subsidiary guarantors, with certain exceptions as set forth in the credit agreement, and all of SS&C Holdings’ and SS&C’s tangible and intangible assets and the tangible and intangible assets of each of SS&C’s existing and future U.S. and Canadian subsidiary guarantors, with certain exceptions as set forth in the credit agreement.

The senior credit facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, SS&C’s (and its restricted subsidiaries’) ability to incur additional indebtedness, pay dividends and distributions on capital stock, create liens on assets, enter into sale and lease-back transactions, repay subordinated indebtedness, make capital expenditures, engage in certain transactions with affiliates, dispose of assets and engage in mergers or acquisitions. In addition, under the senior credit facilities, SS&C is required to satisfy and maintain a maximum total leverage ratio and a minimum interest coverage ratio. We were in compliance with all covenants at September 30, 2010. When we are required to test for compliance with all covenants at December 31, 2010, we expect to be in compliance.

11 3/4% senior subordinated notes due 2013

The 11 3/4% senior subordinated notes due 2013 are unsecured senior subordinated obligations of SS&C that are subordinated in right of payment to all existing and future senior debt, including the senior credit facilities. The senior subordinated notes will be pari passu in right of payment to all future senior subordinated debt of SS&C.

The senior subordinated notes are redeemable in whole or in part, at SS&C’s option, at any time at varying redemption prices that generally include premiums, which are defined in the indenture. In addition, upon a change of control, SS&C is required to make an offer to redeem all of the senior subordinated notes at a redemption price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest.

The indenture governing the senior subordinated notes contains a number of covenants that restrict, subject to certain exceptions, SS&C’s ability and the ability of its restricted subsidiaries to incur additional indebtedness, pay dividends, make certain investments, create liens, dispose of certain assets and engage in mergers or acquisitions.

On May 24, 2010, using proceeds from our IPO, we redeemed $71.75 million in principal amount of our senior subordinated notes at a redemption price of 105.875% of the principal amount plus accrued and unpaid interest on such amount, to, but excluding, the date of redemption.

We intend to use our net proceeds from this offering and $      million of our existing cash resources to redeem up to $      million in principal amount of outstanding senior subordinated notes, at a redemption price of 102.9375% of the principal amount, plus accrued and unpaid interest. We may not redeem more than     % of the aggregate principal amount of notes outstanding without a waiver from the lenders under our senior credit facilities. If we redeem     % of the aggregate principal amount of the notes, we will redeem $      million in principal amount of notes for $      million in cash, plus accrued and unpaid interest. This redemption will result in a loss on extinguishment of debt of approximately $      million in the period in which the notes are redeemed, which includes a $      million redemption premium and a non-cash charge of approximately $      million relating to the write-off of deferred financing fees attributable to the redeemed notes. For each $      million decrease in the principal amount redeemed, we will pay $      million less in cash to redeem the notes. See “Use of proceeds” for additional information.

Covenant compliance

Under the senior credit facilities, we are required to satisfy and maintain specified financial ratios and other financial condition tests. As of September 30, 2010, we were in compliance with the financial and non-financial covenants. When we are required to test for compliance with all covenants at December 31, 2010, we expect to be in compliance. Our continued ability to meet these financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet these ratios and tests. A breach of any of these covenants could result in a default under the senior credit facilities. Upon the occurrence of any event of default under the senior credit facilities, the lenders could elect to declare all amounts outstanding under the senior credit facilities to be immediately due and payable and terminate all commitments to extend further credit.

Consolidated EBITDA is a non-GAAP financial measure used in key financial covenants contained in our senior credit facilities, which are material facilities supporting our capital structure and providing liquidity to our business. Consolidated EBITDA is defined as earnings before interest, taxes, depreciation and amortization (EBITDA), further adjusted to exclude unusual items and other adjustments permitted in calculating covenant compliance under our senior credit facilities. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Consolidated EBITDA is appropriate to provide additional information to investors to demonstrate compliance with the specified financial ratios and other financial condition tests contained in our senior credit facilities.

Management uses Consolidated EBITDA to gauge the costs of our capital structure on a day-to-day basis when full financial statements are unavailable. Management further believes that providing this information allows our investors greater transparency and a better understanding of our ability to meet our debt service obligations and make capital expenditures.

Any breach of covenants in our senior credit facilities that are tied to ratios based on Consolidated EBITDA could result in a default under that agreement, in which case the lenders could elect to declare all amounts borrowed due and payable and to terminate any commitments they have to provide further borrowings. Any such acceleration would also result in a default under our indenture. Any default and subsequent acceleration of payments under our debt agreements would have a material adverse effect on our results of operations, financial position and cash flows. Additionally, under our debt agreements, our ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends is also tied to ratios based on Consolidated EBITDA.

Consolidated EBITDA does not represent net income or cash flow from operations as those terms are defined by GAAP and does not necessarily indicate whether cash flows will be sufficient to fund cash needs. Further, our senior credit facilities require that Consolidated EBITDA be calculated for the most recent four fiscal quarters. As a result, the measure can be disproportionately affected by a particularly strong or weak quarter. Further, it may not be comparable to the measure for any subsequent four-quarter period or any complete fiscal year.

Consolidated EBITDA is not a recognized measurement under GAAP, and investors should not consider Consolidated EBITDA as a substitute for measures of our financial performance and liquidity as determined in accordance with GAAP, such as net income, operating income or net cash provided by operating activities. Because other companies may calculate Consolidated EBITDA differently than we do, Consolidated EBITDA may not be comparable to similarly titled measures reported by other companies. Consolidated EBITDA has other limitations as an analytical tool, when compared to the use of net income, which is the most directly comparable GAAP financial measure, including:

•	Consolidated EBITDA does not reflect the provision of income tax expense in our various jurisdictions;

•	Consolidated EBITDA does not reflect the significant interest expense we incur as a result of our debt leverage;

•	Consolidated EBITDA does not reflect any attribution of costs to our operations related to our investments and capital expenditures through depreciation and amortization charges;

•	Consolidated EBITDA does not reflect the cost of compensation we provide to our employees in the form of stock option awards; and

•	Consolidated EBITDA excludes expenses that we believe are unusual or non-recurring, but which others may believe are normal expenses for the operation of a business.

The following is a reconciliation of net income to Consolidated EBITDA as defined in our senior credit facilities.

				Nine months ended
	Year ended December 31,			September 30,
(In thousands)	2009	2008	2007	2010	2009

Net income	$19,018	$18,801	$6,575	$23,237	$12,996
Interest expense, net	36,863	41,130	44,524	29,298	27,791
Income tax provision (benefit)	9,804	7,146	(458)	6,913	5,928
Depreciation and amortization	36,028	35,038	35,047	30,356	26,707

EBITDA	101,713	102,115	85,688	89,804	73,422
Purchase accounting adjustments[1]	(93)	(289)	(296)	(124)	(163)
Capital-based taxes	795	1,212	1,721	861	672
Unusual or non-recurring charges[2]	1,990	1,480	(1,718)	(449)	1,683
Acquired EBITDA and cost savings[3]	8,053	2,379	135	192	2,025
Stock-based compensation	5,607	7,323	10,979	9,181	4,363
Other[4]	1,201	1,346	2,158	114	977

Consolidated EBITDA, as defined	$119,266	$115,566	$98,667	$99,579	$82,979

(1)	Purchase accounting adjustments include (a) an adjustment to increase revenues by the amount that would have been recognized if deferred revenue were not adjusted to fair value at the date of acquisitions and (b) an adjustment to increase rent expense by the amount that would have been recognized if lease obligations were not adjusted to fair value at the date of the Transaction.

(2)	Unusual or non-recurring charges include foreign currency transaction gains and losses, expenses related to our prior proposed public offering, severance expenses associated with workforce reduction, equity earnings and losses on investments, proceeds and payments from legal and other settlements, costs associated with the closing of a regional office and other one-time gains and expenses.

(3)	Acquired EBITDA and cost savings reflects the EBITDA impact of significant businesses that were acquired during the period as if the acquisition occurred at the beginning of the period and cost savings to be realized from such acquisitions.

(4)	Other includes management fees and related expenses paid to Carlyle and the non-cash portion of straight-line rent expense.

Our covenant restricting capital expenditures for the year ended December 31, 2010 limits expenditures to $25.5 million. Actual capital expenditures through September 30, 2010 were $3.3 million. Our covenant requirements for total leverage ratio and minimum interest coverage ratio and the actual ratios for the twelve months ended September 30, 2010 are as follows:

	Covenant		Actual
	requirements		ratios

Maximum consolidated total leverage to Consolidated EBITDA Ratio	5.50	x	1.98	x
Minimum Consolidated EBITDA to consolidated net interest coverage ratio	2.25	x	4.30	x

Consolidated total leverage ratio is defined in our senior credit facilities at the last day of any period of four consecutive fiscal quarters, as the ratio of (a) the principal amount of all debt at such date, minus the amount, up to a maximum amount of $30.0 million, of cash and cash equivalents to (b) Consolidated EBITDA. Consolidated net interest coverage ratio is defined in our senior credit facilities as for any period, the ratio of (a) Consolidated EBITDA for such period to (b) total cash interest expense for such period with respect to all outstanding indebtedness minus total cash interest income for such period.

Recent accounting pronouncements

In October 2009, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance related to multiple-deliverable revenue arrangements. This updated literature establishes the accounting and reporting guidance for arrangements including multiple revenue-generating activities. The standard provides amendments to the criteria for separating deliverables, measuring and allocating arrangement consideration to one or more units of accounting. The amendments in this standard also establish a selling price hierarchy for determining the selling price of a deliverable. Significantly enhanced disclosures are also required to provide information about a vendor’s multiple-deliverable revenue arrangements, including information about the nature and terms, significant deliverables, and its performance within arrangements. The amendments also require disclosure regarding the significant judgments made and changes to those judgments and regarding the effect of the application of the relative selling-price method on the timing or amount of revenue recognition. We adopted the new requirements upon the effective date of the guidance and such adoption did not affect our results of operations, cash flows or financial position.

Quantitative and qualitative disclosures about market risk

We do not use derivative financial instruments for trading or speculative purposes. We have invested our available cash in short-term, highly liquid financial instruments, having initial maturities of three months or less. When necessary we have borrowed to fund acquisitions.

At December 31, 2010, excluding capital leases, we had total debt of $290.8 million, including $157.5 million of variable interest rate debt. As of December 31, 2010, a 1% change in interest rates would result in a change in interest expense of approximately $1.6 million per year.

At December 31, 2010, $27.9 million of our debt was denominated in Canadian dollars. We expect that our Canadian dollar-denominated debt will be serviced through operating cash flows from our Canadian operations. A 5% change in the foreign currency exchange rate between the U.S. dollar and Canadian dollar would result in a change in our consolidated debt balance of approximately $1.4 million.

During the year ended December 31, 2009 and the nine months ended September 30, 2010, approximately 36% and 32% of our revenues, respectively, were from clients located outside the United States. A portion of the revenues from clients located outside the United States is denominated in foreign currencies, the majority being the Canadian dollar. While revenues and expenses of our foreign operations are primarily denominated in their respective local currencies, some subsidiaries do enter into certain transactions in currencies that are different from their functional currency. These transactions consist primarily of cross-currency intercompany balances and trade receivables and payables. As a result of these transactions, we have exposure to changes in foreign currency exchange rates that result in foreign currency transaction gains or losses, which we report in other income (expense). These outstanding amounts were reduced during 2009 and our foreign currency transaction gains or losses were not material during the nine months ended September 30, 2010. The amount of these balances can fluctuate in the future as we bill customers and buy products or services in currencies other than our functional currency, which could increase our exposure to foreign currency exchange rates in the future. We continue to monitor our exposure to foreign currency exchange rates as a result of our foreign currency denominated debt, our acquisitions and changes in our operations. We do not enter into any market risk sensitive instruments for trading purposes.

The foregoing risk management discussion and the effect thereof are forward-looking statements. Actual results in the future may differ materially from these projected results due to actual developments in global financial markets. The analytical methods used by us to assess and minimize risk discussed above should not be considered projections of future events or losses.

Business

Overview

We are a leading provider of mission-critical, sophisticated software products and software-enabled services that allow financial services providers to automate complex business processes and effectively manage their information processing requirements. Our portfolio of software products and rapidly deployable software-enabled services allows our clients to automate and integrate front-office functions such as trading and modeling, middle-office functions such as portfolio management and reporting, and back-office functions such as accounting, performance measurement, reconciliation, reporting, processing and clearing. Our solutions enable our clients to focus on core operations, better monitor and manage investment performance and risk, improve operating efficiency and reduce operating costs. We provide our solutions globally to more than 4,500 clients, principally within the institutional asset management, alternative investment management and financial institutions vertical markets. In addition, our clients include commercial lenders, corporate treasury groups, insurance and pension funds, municipal finance groups and real estate property managers.

We provide the global financial services industry with a broad range of software-enabled services, which consist of software-enabled outsourcing services and subscription-based on-demand software that are managed and hosted at our facilities, and specialized software products, which are deployed at our clients’ facilities. Our software-enabled services, which combine the strengths of our proprietary software with our domain expertise, enable our clients to contract with us to provide many of their mission-critical and complex business processes. For example, we utilize our software to offer comprehensive fund administration services for alternative investment managers, including fund manager services, transfer agency services, fund of funds services, tax processing and accounting. We offer clients the flexibility to choose from multiple software delivery options, including on-premise applications and hosted, multi-tenant or dedicated applications. Additionally, we provide certain clients with targeted, blended solutions based on a combination of our various software and software-enabled services. We believe that our software-enabled services provide superior client support and an attractive alternative to clients that do not wish to install, manage and maintain complicated financial software. The following table describes selected functionality of our software products and software enabled services and the eight vertical markets that we serve.

			Treasury,					Real
	Alternative		banks &	Institutional	Insurance &		Municipal	estate
	investment	Financial	credit	asset	pension	Commercial	finance	property
Selected functionality	managers	markets	unions	managers	funds	lenders	groups	managers

Portfolio Management/Accounting	✓	✓	✓	✓	✓
Trading/Treasury Operations	✓	✓	✓	✓	✓
Financial Modeling			✓		✓		✓
Fund Administration Services	✓
Loan Management/Accounting			✓		✓	✓
Money Market Processing			✓
Property Management								✓

Our business model is characterized by substantial contractually recurring revenues, high operating margins and significant cash flow. We generate revenues primarily through our high-value software-enabled services, which are typically sold on a long-term subscription basis and integrated into our clients’ business processes. Our software-enabled services are generally provided under non-cancelable contracts with initial terms of one to five years that require monthly or quarterly payments and are subject to automatic annual renewal at the end of the initial term unless terminated by either party. We also generate revenues by licensing our software to clients through either perpetual or term licenses and by selling maintenance services. Maintenance services are generally provided under annually renewable contracts. As a consequence, a significant portion of our revenues consists of subscription payments and maintenance fees and is contractually recurring in nature. Our pricing typically scales as a function of our clients’ assets under management, the complexity of asset classes managed and the volume of transactions.

Our contractually recurring revenue model helps us minimize the fluctuations in revenues and cash flows typically associated with up-front, perpetual software license revenues and enhances our ability to manage costs. Our contractually recurring revenues, which we define as our software-enabled services and maintenance revenues, represented 85% of total revenues in the year ended December 31, 2009, and 86% of total revenues in the nine months ended September 30, 2010. We have experienced average revenue retention rates in each of the last five years of greater than 90% on our software-enabled services and maintenance contracts for our core enterprise products. We believe that the high value-added nature of our products and services has enabled us to maintain our high revenue retention rates and significant operating margins.

Through a combination of organic growth and acquisitions, we generated revenues of $270.9 million for the year ended December 31, 2009 as compared to revenues of $248.2 million for the year ended December 31, 2007. Our revenues increased from $199.9 million in the nine months ended September 30, 2009 to $242.8 million in the nine months ended September 30, 2010. We generated 83% of our revenues in the nine months ended September 30, 2010 from clients in North America and 17% from clients outside North America. Our revenues are highly diversified, with our largest client in the nine months ended September 30, 2010 accounting for less than 5% of our revenues. Additional financial information, including geographic information, is available in our consolidated financial statements, including the notes thereto.

Our industry

We serve a number of vertical markets within the financial services industry, including alternative investment funds, investment management firms, insurance companies, banks and brokerage firms. The financial crisis negatively affected each of these markets and contributed to a significant decline in asset value. In particular, alternative investment funds, such as hedge funds, experienced a shift from equities to money market funds, treasuries and other liquid instruments. These factors all contributed to reducing revenues among the financial services firms, which, in turn, affected their access to credit, spending ability and, in some cases, their long-term viability. With improvements in the financial services industry since the height of the financial crisis, we have experienced increased demand for our products and services, as evidenced by the increase in our organic revenues in the nine months ended September 30, 2010 from the comparable period of 2009, and we expect to benefit from continued improvements in the financial services industry.

Opportunities

We believe that we are well positioned to address the ongoing business and regulatory needs of the clients we seek to serve in the financial services industry, taking into account a competitive environment that reflects the following competitive dynamics.

Asset Classes and Securities Products Growing in Volume and Complexity. Investment professionals must increasingly track and invest in numerous types of asset classes far more complex than traditional equity and debt instruments. These assets require more sophisticated systems to automate functions such as trading and modeling, portfolio management, accounting, performance measurement, reconciliation, reporting, processing and clearing. Manual tracking of orders and other transactions is not effective for these assets. In addition, as the business knowledge requirements increase, firms see increasing value in outsourcing the management of these assets to firms such as SS&C who offer software-enabled services.

Increasing Regulatory Requirements and Investor Demand for Transparency. Recent market and economic conditions have led to new legislation and numerous proposals for changes in the regulation of the financial services industry, including significant additional legislation and regulation in the United States. Several high-profile scandals have also led to increased investor demand for transparency. The financial services industry must meet these complicated and burdensome requirements, and many have struggled to do so. In addition, as the financial services industry continues to grow in complexity, we anticipate regulatory oversight will continue to impose new demands on financial services providers. The expectation is that hedge funds may start to experience similar regulatory pressures. In addition, financial services providers continue to face increasing regulatory oversight from domestic organizations such as the Financial Industry Regulatory Authority, U.S. Treasury Department, Securities and Exchange Commission, New York Stock Exchange, National Association of Insurance Commissioners and U.S. Department of Labor as well as foreign regulatory bodies such as the Office of Supervision of Financial Institutions in Ottawa, Canada, Financial Services Association in London, England and Ministry of Finance in Tokyo, Japan.

Increasing Willingness to Implement Solutions from Independent Software Vendors and Outsource IT Operations. Historically, financial services providers have relied in large part on their internal IT departments to supply the systems required to manage, analyze and control vast amounts of data. Rather than internally developing applications that automate business processes, many financial services providers are implementing advanced software solutions from independent software vendors to replace their current systems, which are often cumbersome, time-consuming to operate and expensive to implement, customize, update and support. Additionally, financial services providers globally are outsourcing a growing percentage of their business processes to benefit from best-in-class process execution, focus on core operations, quickly expand into new markets, reduce costs, streamline organizations, handle increased transaction volumes and ensure system redundancy. We believe that one of the key challenges faced by investment management industry participants is how to expand their use of third-party service providers to address the increasing complexity of new products and the growing investor and regulatory information demands. For example, many alternative investment firms lack the substantial in-house IT resources necessary to establish and manage the complex IT infrastructures their investment professionals require. These firms increasingly seek end-to-end solutions that enable them to outsource their operations from the front-office through the back-office.

Intense Global Competition Among Financial Services Providers. Competition within the financial services industry has become intense as financial services providers expand into new markets and offer new services to their clients in an effort to maximize their profitability. Additionally, a significant number of small- and medium-sized organizations, such as hedge funds, have begun to compete with large financial institutions as they seek to attract new clients whose assets they can manage. As traditional equity and debt instruments become more commoditized, financial services providers are expanding into more complex product and service offerings to drive profitability. In response to these increasingly competitive conditions worldwide, financial services organizations seek to rapidly expand into new markets, manage operational enterprise risk, increase front-office productivity and drive cost savings by utilizing software to automate and integrate their mission-critical and labor intensive business processes.

Our competitive strengths

We believe that our position in the marketplace results from several key competitive strengths, including:

Enhanced Capability Through Software Ownership. We use our proprietary software products and infrastructure to provide our software-enabled services, strengthening our overall operating margins and providing a competitive advantage. Because we primarily use our own proprietary software in the execution of our software-enabled services and generally own and control our products’ source code, we can quickly identify and deploy product improvements and respond to client feedback, enhancing the competitiveness of our software and software-enabled service offerings. This continuous feedback process provides us with a significant advantage over many of our competitors, specifically those software competitors that do not provide a comparable model and therefore do not have the same level of hands-on experience with their products.

Broad Portfolio of Products and Services Focused on Financial Services Organizations. Our broad portfolio of over 60 software products and software-enabled services allows professionals in the financial services industry to efficiently and rapidly analyze and manage information, increase productivity, devote more time to critical business decisions and reduce costs. Our products and services automate our clients’ most mission-critical, complex business processes, and improve their operational efficiency. We believe our product and service offerings position us as a leader within the specific verticals of the financial services software and services market in which we compete. We provide highly flexible, scalable and cost-effective solutions that enable our clients to track complex securities, better employ sophisticated investment strategies, scale efficiently and meet evolving regulatory requirements. Our solutions allow our clients to automate and integrate their front-office, middle-office and back-office functions, thus enabling straight-through processing.

Independent Fund Administration Services. The third-party service providers that participate in the alternative investment market include auditors, fund administrators, attorneys, custodians and prime brokers. Each provider performs a valuable function with the intention of providing transparency of the fund’s assets and the valuation of those assets. Conflicts of interest may arise when the above parties attempt to provide more than one of these services. The industry is increasingly becoming aware of these conflicts and seeking independent fund administrators such as SS&C.

Highly Attractive Operating Model. We believe we have a highly attractive operating model due to the contractually recurring nature of our revenues, the scalability of our software and software-enabled services, the significant operating cash flow we generate and our highly effective sales and marketing model.

Growing Contractually Recurring Revenues. We continue to focus on growing our contractually recurring revenues from our software-enabled services and our maintenance contracts because they provide greater predictability in the operation of our business and enable us to strengthen long-term relationships with our clients. Contractually recurring revenues represented 86% of total revenues for the nine months ended September 30, 2010, up from 52% of total revenues in 2000.

Scalable Software and Software-enabled Services. We have designed our software and software-enabled services to accommodate significant additional business volumes with limited incremental costs. The ability to generate additional revenues from increased volumes without incurring substantial incremental costs provides us with opportunities to improve our operating margins.

Significant Operating Cash Flow. We are able to generate significant operating cash flows due to our strong operating margins and the relatively modest capital requirements needed to grow our business.

Highly Effective Sales and Marketing Model. We utilize a direct sales force model that benefits from significant direct participation by senior management. We achieve significant efficiency in our sales model by leveraging the Internet as a direct marketing medium. We currently deliver over 400,000 electronic newsletters to industry participants worldwide approximately every two weeks. These eBriefings are integrated with our corporate website, www.ssctech.com, and are the source for a substantial number of our sales leads. Our deep domain knowledge and extensive participation in day-to-day investment, finance and fund administration activities enable us to create informative and timely articles that are the basis of our eBriefings.

Deep Domain Knowledge and Extensive Industry Experience. As of December 31, 2010, we had 1,195 development, service and support professionals with significant expertise across the eight vertical markets that we serve and a deep working knowledge of our clients’ businesses. By leveraging our domain expertise and knowledge, we have developed, and continue to improve, our mission-critical software products and services to enable our clients to overcome the complexities inherent in their businesses. For example, our Complete Asset Management, Reporting and Accounting, or CAMRA, software, which supports the entire portfolio management function across all typical securities transactions, was originally released in 1989 and has been continually updated to meet our clients’ new business requirements. We were founded in 1986 by William C. Stone, who has served as our Chairman and Chief Executive Officer since our inception. Our senior management team has a track record of operational excellence and an average of more than 15 years of experience in the software and financial services industries.

Trusted Provider to Our Highly Diversified and Growing Client Base. By providing mission-critical, reliable software products and services for more than 20 years, we have become a trusted provider to the financial services industry. We have developed a large and growing installed base within multiple segments of the financial services industry. Our clients include some of the largest and most well-recognized firms in the financial services industry. We believe that our high-quality products and superior services have led to long-term client relationships, some of which date from our earliest days of operations. Our strong client relationships, coupled with the fact that many of our current clients use our products for a relatively small portion of their total funds and investment vehicles under management, provide us with a significant opportunity to sell additional solutions to our existing clients and drive future revenue growth at lower cost.

Superior Client Support and Focus. Our ability to rapidly deliver improvements and our reputation for superior service have proven to be a strong competitive advantage when developing client relationships. We provide our larger clients with a dedicated client support team whose primary responsibility is to resolve questions and provide solutions to address ongoing needs. We also offer the SS&C Solution Center, an interactive website that serves as an exclusive online client community where clients can find answers to product questions, exchange information, share best practices and comment on business issues. We believe a close and active service and support relationship significantly enhances client satisfaction, strengthens client relationships and furnishes us with information regarding evolving client issues.

Our growth strategy

We intend to be the leading provider of superior technology solutions to the financial services industry. The key elements of our growth strategy include:

Continue to Develop Software-Enabled Services and New Proprietary Software. Since our founding in 1986, we have focused on building substantial financial services domain expertise through close working relationships with our clients. We have developed a deep knowledge base that enables us to respond to our clients’ most complex financial, accounting, actuarial, tax and regulatory needs. We intend to maintain and enhance our technological leadership by using our domain expertise to build valuable new software-enabled services and solutions, continuing to invest in internal development and opportunistically acquiring products and services that address the highly specialized needs of the financial services industry. Our internal product development team works closely with marketing and client service personnel to ensure that product evolution reflects developments in the marketplace and trends in client requirements. In addition, we intend to continue to develop our products in a cost-effective manner by leveraging common components across product families. We believe that we enjoy a competitive advantage because we can address the investment and financial management needs of high-end clients by providing industry-tested products and services that meet global market demands and enable our clients to automate and integrate their front-, middle- and back-office functions for improved productivity, reduced manual intervention and bottom-line savings. Our software-enabled services revenues increased from $30.9 million for the year ended December 31, 2004 to $163.3 million for the year ended December 31, 2009, representing a compound annual growth rate of 40%. For the nine months ended September 30, 2009 to the nine months ended September 30, 2010 our software-enabled services revenues increased from $120.8 million to $155.7 million.

Expand Our Client Base. Our client base of more than 4,500 clients represents a fraction of the total number of financial services providers globally. As a result, we believe there is substantial opportunity to grow our client base over time as our products become more widely adopted. We have a substantial opportunity to capitalize on the increasing adoption of mission-critical, sophisticated software and software-enabled services by financial services providers as they continue to replace inadequate legacy solutions and custom in-house solutions that are inflexible and costly to maintain.

Increase Revenues from Existing Clients. We believe our established client base presents a substantial opportunity for growth. Revenues from our existing clients generally grow along with the amount and complexity of assets that they manage and the volume of transactions that they execute. While we expect to continue to benefit from the financial services industry’s growing assets under management, expanding asset classes, and increasing transaction volumes, we also intend to leverage our deep understanding of the financial services industry to identify other opportunities to increase our revenues from our existing clients. Many of our current clients use our products only for a portion of their total assets under management and investment funds, providing us with significant opportunities to expand our business relationship and revenues. We have been successful in, and expect to continue to focus our marketing efforts on, providing additional modules or features to the products and services our existing clients already use, as well as cross-selling our other products and services. Additionally, we intend to sell additional software products and services to new divisions and new funds of our existing client base. Our client services team is primarily responsible for expanding our relationships with current clients. Moreover, our high quality of service helps us maintain significant client retention rates and longer lasting client relationships.

Continue to Capitalize on Acquisitions of Complementary Businesses and Technologies. We intend to continue to employ a highly disciplined and focused acquisition strategy to broaden and enhance our product and service offerings, expand our intellectual property portfolio, add new clients and supplement our internal development efforts. We believe our acquisitions have been an extension of our research and development effort that has enabled us to purchase proven products and remove the uncertainties associated with software development projects. We will seek to opportunistically acquire, at reasonable valuations, businesses, products and technologies in our existing or complementary vertical markets that will enable us to better satisfy our clients’ rigorous and evolving needs. We have a proven ability to integrate complementary businesses as demonstrated by the 31 businesses we have acquired since 1995. Our experienced senior management team leads a rigorous evaluation of our acquisition candidates to ensure that they satisfy our product or service needs and will successfully integrate with our business while meeting our targeted financial goals. As a result, our acquisitions have contributed marketable products or services that have added to our revenues. Through the broad reach of our direct sales force and our large installed client base, we believe we can market these acquired products and services to a large number of prospective clients. Additionally, we have been able to improve the operational performance and profitability of our acquired businesses, creating significant value for our stockholders.

Strengthen Our International Presence. We believe that there is a significant market opportunity to provide software and services to financial services providers outside North America. In the nine months ended September 30, 2010, we generated 17% of our revenues from clients outside North America. We are building our international operations in order to increase our sales outside North America. We plan to continue to expand our international market presence by leveraging our existing software products and software-enabled services. For example, we believe that the rapidly growing alternative investment management market in Europe presents a compelling growth opportunity.

Our acquisitions

We intend to continue to employ a highly disciplined and focused acquisition strategy to broaden and enhance our product and service offerings, add new clients and supplement our internal development efforts. Our acquisitions have enabled us to expand our product and service offerings into new markets or client bases within the financial services industry. The addition of new products and services has also enabled us to market other products and services to acquired client bases. We believe our acquisitions have been an extension of our research and development effort and have enabled us to purchase proven products and remove the uncertainties sometimes associated with software development projects.

Since 1995, we have acquired 31 businesses within our industry. These acquisitions have contributed marketable products and services, which have added to our revenues and earnings. We believe we have generally been able to improve the operating performance and profitability of our acquired businesses. We seek to reduce the costs of the acquired businesses by consolidating sales and marketing efforts and by eliminating redundant administrative tasks and research and development expenses. In many cases, we have also been able to increase revenues generated by acquired products and services by leveraging our existing products and services, larger sales capabilities and client base.

We generally seek to acquire companies that satisfy our financial metrics, including expected return on investment, and that:

•	provide complementary products or services in the financial services industry;

•	possess proven technology and an established client base that will provide a source of ongoing revenue and to whom we may be able to sell existing products and services;

•	expand our intellectual property portfolio to complement our business;

•	address a highly specialized problem or a market niche in the financial services industry;

•	expand our global reach into strategic geographic markets; and

•	have solutions that lend themselves to being delivered as software-enabled services.

We believe, based on our experience, that there are numerous solution providers addressing highly particularized financial services needs or providing specialized services that would meet our disciplined acquisition criteria.

The following table provides a list of acquisitions we have made since 1995.

Acquisition
date	Acquired business	Contract purchase price*	Acquired capabilities, products and services

March 1995	Chalke	$10,000,000	Expanded insurance footprint with PTS actuarial product
November 1997	Mabel Systems	$850,000 and 109,224 shares	Entered Benelux market with investment accounting product
December 1997	Shepro Braun Systems	1,500,000 shares	Entered hedge fund and family office markets with Total Return product
March 1998	Quantra	$2,269,800 and 819,028 shares	Entered the real estate property management market with SKYLINE product
April 1998	The Savid Group	$821,500	Expanded debt and derivative product offerings

Acquisition
date	Acquired business	Contract purchase price*	Acquired capabilities, products and services

March 1999	HedgeWare	1,028,524 shares	Expanded product offerings for the hedge fund and family office markets
March 1999	Brookside	41,400 shares	Expanded our consulting services capabilities
November 2001	Digital Visions	$1,350,000	Entered financial institutions market with BANC Mall, PALMS and PortPro products
January 2002	Real-Time USA	$4,000,000	Expanded financial institutions offering with Lightning and Real-Time products
November 2002	DBC	$4,500,000	Added municipal finance structuring products for underwriters, investment banks, municipal issuers and financial advisors
December 2003	Amicorp Fund Services	$1,800,000	Entered offshore fund administration services market
January 2004	Investment Advisory Network	$3,000,000	Expanded wealth management capabilities with Compass and Portfolio Manager products
February 2004	NeoVision Hypersystems	$1,600,000	Added data visualization dashboard capabilities with Heatmaps product
April 2004	OMR Systems	$19,671,000	Added integrated, global product offering for financial institutions and hedge funds with TradeThru product
February 2005	Achievement Technologies	$470,000	Enhanced real estate property management offering with SamTrak facilities management product
February 2005	Eisnerfast	$25,300,000	Expanded fund administration services to the hedge fund and private equity markets
April 2005	Financial Models Company	$159,000,000	Expanded front-, middle- and back-office products and services to the investment management industry including Pacer, Pages, Recon and Sylvan products

Acquisition
date	Acquired business	Contract purchase price*	Acquired capabilities, products and services

June 2005	Financial Interactive	358,424 shares and warrants to purchase 50,000 shares	Expanded alternative investment fund offerings with FundRunner CRM product
August 2005	MarginMan	$5,600,000	Expanded depth in foreign currency exchange market with MarginMan product
October 2005	Open Information Systems	$24,000,000	Entered money market, custody and security lending market with Global Debt Manager, Information Manager and Money Market Manager products
March 2006	Cogent Management	$12,250,000	Expanded fund administration services to hedge fund and private equity markets
August 2006	Zoologic	$3,000,000	Added education and training courseware offerings for financial institutions
March 2007	Northport	$5,000,000	Expanded fund administration services to private equity market
October 2008	Micro Design Services	$17,200,000	Added real-time, mission-critical order routing and execution services with ACA and MarketLook products
March 2009	Evare	$3,514,500	Expanded institutional middle- and back-office outsourcing services with financial data acquisition, transformation and delivery services
May 2009	MAXIMIS	$7,700,000	Expanded institutional footprint and provided new cross-selling opportunities
November 2009	TheNextRound	$21,000,000	Expanded private equity client base with TNR Solution product
December 2009	Tradeware	$22,500,000	Added electronic trading offering in broker/dealer market
February 2010	GIPS	$12,000,000	Expanded fund administration services to private equity market
October 2010	thinkorswim Technologies	$5,000,000	Added electronic OMS/EMS offering in broker/dealer market
December 2010	TimeShareWare	$30,500,000	Added shared ownership property management platform to real estate offering

* Share references are to shares of SS&C common stock after giving effect to SS&C’s three-for-two common stock split in the form of a stock dividend effective as of March 2004, but do not reflect the capital structure of SS&C Holdings.

Products and services

Our products and services allow professionals in the financial services industry to automate complex business processes within financial services providers and are instrumental in helping our clients manage significant information processing requirements. Our solutions enable our clients to focus on core operations, better monitor and manage investment performance and risk, improve operating efficiency and reduce operating costs. Our portfolio of over 60 products and software-enabled services allows our clients to automate and integrate front-office functions such as trading and modeling, middle-office functions such as portfolio management and reporting, and back-office functions such as accounting, performance measurement, reconciliation, reporting, processing and clearing.

The following chart summarizes our principal software products and services, typical users and the vertical markets each product serves. Most of these products are also used to deliver our software-enabled services.

Products	Typical users	Vertical markets served
Portfolio Management/Accounting
AdvisorWare	Portfolio managers	Alternative investment managers
Altair	Asset managers	Financial markets
CAMRA	Fund administrators	Institutional asset managers
Debt & Derivatives	Investment advisors	Insurance & pension funds
FundRunner Marathon	Auditors	Treasury, banks & credit unions
Global Wealth Platform	Alternative investment managers
Lightning	Broker/dealers
MAXIMIS
Pacer
Pages
PALMS
PortPro
Recon
Sylvan
TNR Solution
Total Return

Trading/Treasury Operations
Antares	Securities traders	Alternative investment managers
Antares Trader	Financial institutions	Financial markets
MarginMan	Asset managers	Treasury, banks & credit unions
MarketLook Information System	Brokers/dealers	Corporate treasuries
TradeDesk	Financial exchanges
TradeThru
Tradeware MarketCenter

Financial Modeling
DBC	CEO/CFOs	Insurance & pension funds
PTS	Risk managers	Municipal finance groups
Risk Analytics	Actuarial professionals	Treasury, banks & credit unions
	Bank asset/liability managers	Asset managers
	Investment bankers	Hedge funds
State/local treasury staff
Financial advisors

Products	Typical users	Vertical markets served
Loan Management/Accounting
BANC Mall	Mortgage originators	Commercial lenders
LMS Loan Suite	Commercial lenders	Insurance & pension funds
LMS Originator	Mortgage loan servicers	Treasury, banks & credit unions
LMS Servicer	Mortgage loan portfolio managers
Real estate investment managers
Bank/credit union loan officers

Property Management
CondotelWare	Real estate investment managers	Real estate leasing/property
SKYLINE	Real estate leasing agents	managers
TimeShareWare	Real estate property managers
Facility managers
Condo managers
Time share resort managers

Money Market Processing
Information Manager	Financial Institutions	Treasury, banks & credit unions
Money Market Manager	Custodians
Global Debt Manager	Security lenders
Cash managers

Training
Zoologic Learning Solutions	Financial institutions	All verticals
Asset managers
Hedge fund managers
Investment bankers

Services	Typical users	Vertical markets served

Advanced Component	Portfolio managers	Alternative investment managers
Architecture	Asset managers	Financial markets
Custom Mobility	Financial exchanges	Institutional asset managers
Evare	Fund administrators	Insurance & pension funds
GlobalX	Investment advisors	Treasury, banks & credit unions
SS&C Direct	Alternative investment managers
SS&C Fund Services	Securities traders
SS&C PEI Solutions	Broker/dealers
SSCNet	Private equity
SVC
Tradeware FIXLink
Tradeware OATS Consolidator

Portfolio management/accounting

Our products and services for portfolio management span most of our vertical markets and offer our clients a wide range of investment management solutions.

AdvisorWare. AdvisorWare software supports hedge funds, funds of funds and family offices with sophisticated global investment, trading and management concerns, and/or complex financial, tax (including German tax requirements), partnership and allocation reporting requirements. It delivers comprehensive multicurrency investment management, financial reporting, performance fee calculations, net asset value calculations, contact management and partnership accounting in a straight-through processing environment.

Altair. Altair software is a portfolio management system designed for companies that are looking for a solution that meets Benelux market requirements and want client/server architecture with SQL support. We license Altair primarily to European asset managers, stock brokers, custodians, banks, pension funds and insurance companies. Altair supports a full range of financial instruments, including fixed income, equities, real estate investments and alternative investment vehicles.

CAMRA. CAMRA (Complete Asset Management, Reporting and Accounting) software supports the integrated management of asset portfolios by investment professionals operating across a wide range of institutional investment entities. CAMRA is a 32-bit, multi-user, integrated solution tailored to support the entire portfolio management function and includes features to execute, account for and report on all typical securities transactions.

We have designed CAMRA to account for all activities of the investment operation and to continually update investment information through the processing of day-to-day securities transactions. CAMRA maintains transactions and holdings and stores the results of most accounting calculations in its open, relational database, providing user-friendly, flexible data access and supporting data warehousing.

CAMRA offers a broad range of integrated modules that can support specific client requirements, such as TBA dollar rolls, trading, compliance monitoring, net asset value calculations, performance measurement, fee calculations and reporting.

Debt & Derivatives. Debt & Derivatives is a comprehensive financial application software package designed to process and analyze all activities relating to derivative and debt portfolios, including pricing, valuation and risk analysis, derivative processing, accounting, management reporting and regulatory reporting. Debt & Derivatives delivers real-time transaction processing to treasury and investment professionals, including traders, operations staff, accountants and auditors.

FundRunner Marathon. FundRunner Marathon gives hedge fund managers the tools necessary for investor communication and reporting.

Global Wealth Platform. A web-based service, Global Wealth Platform combines our core asset management product functions with an innovative, easy-to-use interface. Global Wealth Platform provides an integrated suite with key components — modeling, trading, portfolio accounting, client communications and other mission critical workflows — as an on-demand, software-enabled service.

Lightning. Lightning is a comprehensive software-enabled service supporting the front-, middle- and back-office processing needs of commercial banks and broker-dealers of all sizes and complexity. Lightning automates a number of processes, including trading, sales, funding, accounting, risk analysis and asset/liability management.

MAXIMIS. MAXIMIS is a real-time intranet-enabled portfolio management solution for insurance companies, pension funds and institutional asset managers. Its key product functions include portfolio analysis, investment management, trade processing, cash processing, multi-currency accounting, regulatory reporting, operations and analysis and management reporting.

Pacer. Pacer is a portfolio management and accounting system designed to manage diversified global portfolios and meet the unique management and accounting needs of all business streams, from institutional and pension management, to separately managed accounts, private client portfolios, mutual funds and unit trusts.

Pages. Pages is a client communication system that generates unique individual client statements and slide presentations for print, electronic or face-to-face meetings. Pages helps enhance customer services by producing client statements that automatically assemble data from portfolio management, customer relationship management, performance measurement and other investment systems.

PALMS. PALMS (Portfolio Asset Liability Management System) is an Internet-based service for community banks and credit unions that enables them to manage and analyze their balance sheet. PALMS gives financial institutions instant access to their balance sheet by importing data directly from general ledger, loan, deposit and investment systems and can perform simulations for detailed analysis of the data.

PortPro. PortPro delivers Internet-based portfolio accounting and is available as a software-enabled service. PortPro helps financial institutions effectively measure, analyze and manage balance sheets and investment portfolios. PortPro is offered as a stand-alone product or as a module of Lightning. PortPro includes bond accounting and analytics.

Recon. Recon is a transaction, position and cash reconciliation system that streamlines reconciliation by identifying exceptions and providing effective workflow tools to resolve issues faster, thereby reducing operational risk. Recon automatically reconciles transactions, holdings and cash from multiple sources.

Sylvan. Sylvan is a performance measurement, attribution and composite management platform that is designed to streamline the calculation and reporting of performance measurement requirements.

TNR Solution. TNR Solution is a software product for private equity, hedge funds, funds of hedge funds and family offices. Built around Microsoft’s .NET platform, the product gives end users the flexibility to manage all aspects of their operations from contact management, fund raising, investor relations, fund, portfolio and deal management, general ledger and reporting.

Total Return. Total Return is a portfolio management and partnership accounting system directed toward the hedge fund and family office markets. It is a multi-currency system, designed to provide financial and tax accounting and reporting for businesses with high transaction volumes.

Trading/treasury operations

Our comprehensive real-time trading systems offer a wide range of trade order management solutions that support both buy-side and sell-side trading. Our full-service trade processing system delivers comprehensive processing for global treasury and derivative operations. Solutions are available to clients either through a license or as a software-enabled service.

Antares. Antares is a comprehensive, real-time, event-driven trading and profit and loss reporting system designed to integrate trade modeling with trade order management. Antares enables clients to trade and report fixed-income, equities, foreign exchange, futures, options, repos and many other instruments across different asset classes. Antares also offers an add-on option of integrating Heatmaps’ data visualization technology to browse and navigate holdings information.

Antares Trader. Antares Trader is an integrated order and execution management system (OEMS) that enables clients to integrate pre-trade compliance, real-time position and profit and loss (P&L), “what-if” analysis, reporting, and Financial Information eXchange (FIX) connectivity. In addition, Antares Trader facilitates the routing of trades to multiple brokers and execution venues and provides direct market access for equities, futures and options trading.

MarginMan. MarginMan delivers collateralized trading software to the foreign exchange marketplace. MarginMan supports collateralized foreign exchange trading, precious metals trading and over-the-counter foreign exchange options trading.

MarketLook Information System (MLIS). MLIS allows traders anywhere in the world access to market color and size directly from traders on the trading floor of the New York Stock Exchange.

TradeDesk. TradeDesk is a comprehensive paperless trading system that automates front- and middle-office aspects of fixed-income transaction processing. In particular, TradeDesk enables clients to automate ticket entry, confirmation and access to offerings and provides clients with immediate, online access to complete client information and holdings.

TradeThru. TradeThru is a web-based treasury and derivatives operations service that supports multiple asset classes and provides multi-bank, multi-entity and multi-currency integration of front-, middle- and back-office trade functions for financial institutions. TradeThru is available either through a license or as a software-enabled service. The system delivers automated front- to back-office functions throughout the lifecycle of a trade, from deal capture to settlement, risk management, accounting and reporting. TradeThru also provides data to other external systems, such as middle-office analytic and risk management systems and general ledgers. TradeThru provides one common instrument database, counterparty database, audit trail and end-of-day runs.

Tradeware MarketCenter. Tradeware MarketCenter is an order management solution for all aspects of global agency trading process, from sending indications of interest (IOI’s) to managing order flow to providing back-office and compliance reporting.

Financial modeling

We offer several powerful analytical software and financial modeling applications for the insurance industry. We also provide analytical software and services to the municipal finance groups market.

DBC Product Suite. We provide analytical software and services to municipal finance groups. Our suite of DBC products addresses a broad spectrum of municipal finance concerns, including:

•	general bond structures,

•	revenue bonds,

•	housing bonds,

•	student loans, and

•	Federal Housing Administration – insured revenue bonds and securitizations.

Our DBC products also deliver solutions for debt structuring, cash flow modeling and database management. Typical users of our DBC products include investment banks, municipal issuers and financial advisors for structuring new issues, securitizations, strategic planning and asset/liability management.

PTS. PTS is a pricing and financial modeling tool for life insurance companies. PTS provides an economic model of insurance assets and liabilities, generating option-adjusted cash flows to reflect the complex set of options and covenants frequently encountered in insurance contracts or comparable agreements.

Risk Analytics. Risk Analytics provides a comprehensive view of risk across all asset classes for banks, hedge funds, asset managers, insurance companies and pension funds. Risk Analytics is designed for risk managers who need better tracking, managing and reporting of value-at-risk and ex-ante risk measures across all asset classes.

Loan management/accounting

Our products that support loan administration activities are LMS and BANC Mall.

BANC Mall. BANC Mall is an Internet-based lending and leasing tool designed for loan officers and loan administrators. BANC Mall provides, as a software-enabled service, online lending, leasing and research tools that deliver critical information for credit processing and loan administration. Clients use BANC Mall on a fee-for-service basis to access more than a dozen data providers.

LMS Loan Suite. The LMS Loan Suite is a single database application that provides comprehensive loan management throughout the life cycle of a loan, from the initial request to final disposition. We have structured the flexible design of the LMS Loan Suite to meet the most complex needs of commercial lenders and servicers worldwide. The LMS Loan Suite includes both the LMS Originator and the LMS Servicer, facilitating integrated loan portfolio processing.

LMS Originator. LMS Originator is a comprehensive commercial loan origination system, designed to bring efficiencies and controls to streamline the loan origination process. LMS Originator tracks the origination of a loan from the initial request through the initial funding. It enables clients to set production goals, measure production volumes against these goals and analyze the quality of loan requests being submitted by third parties. LMS Originator is integrated with LMS Servicer for seamless loan management processing throughout the life cycle of a loan.

LMS Servicer. LMS Servicer is a comprehensive commercial loan servicing system designed to support the servicing of a wide variety of product types and complex loan structures. LMS

Servicer provides capabilities in implementing complex investor structures, efficient payment processing, escrow processing and analysis, commercial mortgage-backed securities (CMBS) servicing and reporting and portfolio analytics. LMS Servicer is integrated with LMS Originator for seamless loan management processing throughout the life cycle of a loan.

Property management

CondotelWare. CondotelWare incorporates a Service Oriented Architecture (SOA) and is designed to address the special operational challenges of condominium hotels.

SKYLINE. SKYLINE is a comprehensive property management system that integrates all aspects of real estate property management, from prospect management to lease administration, work order management, accounting and reporting. By providing a single-source view of all real estate holdings, SKYLINE functions as an integrated lease administration system, a historical property/portfolio knowledge base and a robust accounting and financial reporting system, enabling users to track each property managed, including data on specific units and tenants. Market segments served include:

• commercial	• retirement communities

• residential	• universities

• retail	• hospitals

TimeShareWare. TimeShareWare Enterprise incorporates a Service Oriented Architecture (SOA) and provides the tools, structure, and performance needed to accommodate management of complex and demanding resort operations, including sales and marketing, management, contract processing, loan servicing and property management.

Money market processing

Information Manager. Information Manager is a comprehensive web-enabled solution for financial institutions that delivers core business application functionality to internal and external clients’ desktops. Information Manager provides reporting, transaction entry, scheduling, entitlement and work flow management and interfaces to third-party applications. Information Manager supports back-office systems, including custody, trust accounting, security lending, cash management, collateral management and global clearing.

Money Market Manager. Money Market Manager (M3) is a web-enabled solution that is used by banks and broker-dealers for the money market issuance services. M3 provides the functionality required for issuing and acting as a paying agent for money market debt instruments. M3 provides the reports needed for clients to manage their business, including deals, issues and payment accruals.

Global Debt Manager. Global Debt Manager is a robust browser based application for corporate and municipal bond accounting. Fully integrated with Money Market Manager (M3), Global Debt Manager offers processing for conventional and structured debt within a secure and flexible platform.

Training

Zoologic Learning Solutions. Zoologic Learning Solutions is a suite of learning solutions that provides in-depth, introductory and continuing education training at all levels, offering mix-and-match courses easily configured into curriculums that meet our clients’ needs. It includes instructor-led training, web-based courseware and program design.

Services

Advanced Component Architecture (ACA). ACA is a robust set of service capabilities to develop customized trading and support solutions for exchanges, brokerages and financial institutions. With the core technology components of ACA, clients can significantly reduce the traditional system delivery process.

Custom Mobility. Custom Mobility provides expertise in designing and developing mobility solutions for the financial markets. We believe that our understanding of the power of mobile/wireless technology, coupled with a deep understanding of the financial markets, has permitted us to offer services tailored to this growing portion of the market.

Evare. Evare is a leader in financial data acquisition, transformation and delivery services. Global Managed Services connect you to your clients and counterparties using each firm’s preferred method of connectivity, custom data formats, and industry standards. All parties utilize their existing systems and protocols without having to upgrade or install software.

GlobalX. GlobalX is a trading solution providing broker-dealers with a simplified, integrated cross-border trade execution and settlement process. The GlobalX technology is designed to provide clients with improved operational efficiency, lower costs and a significantly higher percentage of successful cross-border trades.

SS&C Direct. We provide comprehensive software-enabled services through our SS&C Direct operating unit for portfolio accounting, reporting and analysis functions. Since 1997, SS&C Direct has offered ASP, business process outsourcing (BPO) and blended outsourcing services to institutional asset managers, insurance companies, hedge funds, and financial institutions.

The SS&C Direct service includes:

•	full BPO investment accounting and investment operations services,
•	hosting of a company’s application software,
•	automated workflow integration,
•	automated quality control mechanisms, and
•	extensive interface and connectivity services to custodian banks, data service providers, depositories and other external entities.

SS&C Fund Services. We provide comprehensive on- and offshore fund administration services to hedge fund and other alternative investment managers using our proprietary software products. SS&C Fund Services offers fund manager services, transfer agency services, funds of funds services, tax processing and accounting and processing. SS&C Fund Services supports all fund types and investment strategies. Market segments served include:

• hedge fund managers	• investment managers
• funds of funds managers	• commodity pool operators
• commodity trading advisors	• proprietary traders
• family offices	• private equity groups
• private wealth groups	• separate managed accounts

SS&C PEI Solutions. SS&C PEI Solutions provides outsourced administration services and software designed specifically for the private equity firms and the partnerships they sponsor.

SSCNet. SSCNet is a global trade network linking investment managers, broker-dealers, clearing agencies, custodians and interested parties. SSCNet’s real-time trade matching utility and delivery instruction database facilitate integration of front-, middle- and back-office functions, reducing operational risk and costs.

SVC. SVC is a single source for securities data that consolidates data from leading global sources to provide clients with the convenience of one customized data feed. SVC provides clients with seamless, timely and accurate data for pricing, corporate actions, dividends, interest payments, foreign exchange rates and security master for global financial instruments.

Tradeware FIXLink. Tradeware FIXLink is a FIX network for IOIs, trades, orders, and allocations, providing a reliable broker-neutral and platform-neutral FIX connectivity service to broker-dealers and institutions.

Tradeware OATS Consolidator. Tradeware OATS Consolidator is a broker-neutral compliance service that provides an Order Audit Trail System, or OATS, reporting solution for broker-dealers using multiple trading systems.

Software and service delivery options

Our delivery methods include software-enabled services, software licenses with related maintenance agreements, and blended solutions. Substantially all of our software-enabled services are built around and leverage our proprietary software.

Software-Enabled Services. We provide a broad range of software-enabled services for our clients. By utilizing our proprietary software and avoiding the substantial use of third-party products to provide our software-enabled services, we are able to greatly reduce potential operating risks, efficiently tailor our products and services to meet specific client needs, significantly improve overall service levels and generate high overall operating margins and cash flow. Our software-enabled services are generally provided under non-cancelable contracts with initial terms of one to five years that require monthly or quarterly payments and are subject to automatic annual renewal at the end of the initial term unless terminated by either party. Pricing on our software-enabled services varies depending upon the complexity of the services being provided, the number of users, assets under management and transaction volume. Importantly, our software-enabled services allow us to leverage our proprietary software and existing infrastructure, thereby increasing our aggregate profits and cash flows. For the nine months ended September 30, 2010, revenues from software-enabled services represented 64.1% of total revenues.

Software License and Related Maintenance Agreements. We license our software to clients through either perpetual or term licenses. In connection with these contracts we provide maintenance. Maintenance contracts on our core enterprise software products, which typically incorporate annual pricing increases, provide us with a stable and contractually recurring revenue base due to average revenue retention rates of over 90% in each of the last five years. We typically generate additional revenues as our existing clients expand usage of our products. For the nine months ended September 30, 2010, license and maintenance revenues represented 7.3% and 22.3% of total revenues, respectively.

Blended Solutions. We provide certain clients with targeted, blended solutions based on a combination of our various software and software-enabled services. We believe that this capability further differentiates us from many of our competitors that are unable to provide this level of service.

Professional services

We offer a range of professional services to assist clients. Professional services consist of consulting and implementation services, including the initial installation of systems, conversion of historical data and ongoing training and support. Our in-house consulting teams work closely with the client to ensure the smooth transition and operation of our systems. Our consulting teams have a broad range of experience in the financial services industry and include certified public accountants, chartered financial analysts, mathematicians and IT professionals from the asset management, real estate, investment, insurance, hedge fund, municipal finance and banking industries. We believe our commitment to professional services facilitates the adoption of our software products across our target markets. For the nine months ended September 30, 2010, revenues from professional services represented 6.3% of total revenues.

Product support

We believe a close and active service and support relationship is important to enhancing client satisfaction and furnishes an important source of information regarding evolving client issues. We provide our larger clients with a dedicated client support team whose primary responsibility is to resolve questions and provide solutions to address ongoing needs. Direct telephone support is provided during extended business hours, and additional hours are available during peak periods. We also offer the SS&C Solution Center, a website that serves as an exclusive online community for clients, where clients can find answers to product questions, exchange information, share best practices and comment on business issues. Approximately every two weeks, we distribute via the Internet our software and services eBriefings, which are industry-specific articles in our eight vertical markets and in geographic regions around the world. We supplement our service and support activities with comprehensive training. Training options include regularly hosted classroom and online instruction, e.Training, and online client seminars, or “webinars,” that address current, often technical, issues in the financial services industry.

We periodically make maintenance releases of licensed software available to our clients, as well as regulatory updates (generally during the fourth quarter, on a when and if available basis), to meet industry reporting obligations and other processing requirements.

Clients

We have over 4,500 clients globally in eight vertical markets within the financial services industry that require a full range of information management and analysis, accounting, actuarial, reporting and compliance software on a timely and flexible basis. Our clients include multinational banks, retail banks and credit unions, hedge funds, funds of funds and family offices, institutional asset managers, insurance companies and pension funds, municipal finance groups, brokers/dealers, financial exchanges, commercial lenders, real estate lenders and property managers. Our clients include many of the largest and most well-recognized firms in the financial services industry. During the nine months ended September 30, 2010, our top 10 clients represented approximately 16% of revenues, with no single client accounting for more than 5% of revenues.

Sales and marketing

We believe a direct sales organization is essential to the successful implementation of our business strategy, given the complexity and importance of the operations and information managed by our products, the extensive regulatory and reporting requirements of each industry, and the unique dynamics of each vertical market. Our dedicated direct sales and support personnel continually undergo extensive product and sales training and are located in our various sales offices worldwide. We also use telemarketing to support sales of our real estate property management products and work through alliance partners who sell our software-enabled services to their correspondent banking clients.

Our marketing personnel have extensive experience in high tech marketing to the financial services industry and are responsible for identifying market trends, evaluating and developing marketing opportunities, generating client leads and providing sales support. Our marketing activities, which focus on the use of the Internet as a cost-effective means of reaching current and potential clients, include:

•	content-rich, periodic software and services eBriefings targeted at clients and prospects in each of our vertical and geographic markets,
•	regular product-focused webinars,
•	seminars and symposiums,
•	trade shows and conferences, and
•	e-marketing campaigns.

Some of the benefits of our shift in focus to an Internet-based marketing strategy include lower marketing costs, more direct contacts with actual and potential clients, increased marketing leads, distribution of more up-to-date marketing information and an improved ability to measure marketing initiatives.

The marketing department also supports the sales force with appropriate documentation or electronic materials for use during the sales process.

Product development and engineering

We believe we must introduce new products and offer product innovation on a regular basis to maintain our competitive advantage. To meet these goals, we use multidisciplinary teams of highly trained personnel and leverage this expertise across all product lines. We have invested heavily in developing a comprehensive product analysis process to ensure a high degree of product functionality and quality. Maintaining and improving the integrity, quality and functionality of existing products is the responsibility of individual product managers. Product engineering management efforts focus on enterprise-wide strategies, implementing best-practice technology regimens, maximizing resources and mapping out an integration plan for our entire umbrella of products as well as third-party products. Our research and development expenses for the years ended December 31, 2007, 2008 and 2009 and for the nine months ended September 30, 2010 were $26.3 million, $26.8 million, $26.5 million and $23.5 million, respectively. In addition, we have made significant investments in intellectual property through our acquisitions.

Our research and development engineers work closely with our marketing and support personnel to ensure that product evolution reflects developments in the marketplace and trends in client requirements. We have generally issued a major release of our core products during the second or third quarter of each fiscal year, which includes both functional and technical enhancements. We also provide an annual release in the fourth quarter to reflect evolving regulatory changes in time to meet clients’ year-end reporting requirements.

Competition

The market for financial services software and services is competitive, rapidly evolving and highly sensitive to new product introductions and marketing efforts by industry participants, although high conversion costs can create barriers to adoption of new products or technologies. The market is fragmented and served by both large-scale players with broad offerings as well as firms that target only local markets or specific types of clients. We also face competition from information systems developed and serviced internally by the IT departments of large financial services firms. We believe that we generally compete effectively as to the factors identified for each market below, although some of our existing competitors and potential competitors have substantially greater financial, technical, distribution and marketing resources than we have and may offer products with different functions or features that are more attractive to potential customers than our offerings.

Alternative Investments: In our alternative investments market, we compete with multiple vendors that may be categorized into two groups, one group consisting of independent specialized administration providers, which are generally smaller than us, and the other including prime brokerage firms offering fund administration services. Major competitors in this market include CITCO Group, State Street Bank and Citi Alternative Investment Services. The key competitive factors in marketing software and services to the alternative investment industry are the need for independent fund administration, features and adaptability of the software, level and quality of customer support, level of software development expertise and total cost of ownership. Our strengths in this market are our expertise, our independence, our ability to deliver functionality by multiple methods and our technology, including the ownership of our own software. Although no company is dominant in this market, we face many competitors, some of which have greater financial resources and distribution facilities than we do.

Asset Management: In our asset management market, we compete with a variety of other vendors depending on client characteristics such as size, type, location, computing environment and functionality requirements. Competitors in this market range from larger providers of integrated portfolio management systems and outsourcing services, such as SunGard, BNY Mellon Financial (Eagle Investment Systems) and Advent Software, to smaller providers of specialized applications and technologies such as StatPro, Charles River Development and others. We also compete with internal processing and information technology departments of our clients and prospective clients. The key competitive factors in marketing asset management solutions are the reliability, accuracy, timeliness and reporting of processed information to internal and external customers, features and adaptability of the software, level and quality of customer support, level of software development expertise and return on investment. Our strengths in this market are our technology, our ability to deliver functionality by multiple delivery methods and our ability to provide cost-effective solutions for clients. Although no company is dominant in this market, we face many competitors, some of which have greater financial resources and distribution facilities than we do.

Insurance and Pension Funds: In our insurance and pension funds market, we compete with a variety of vendors depending on clients characteristics such as size, type, location, computing environment and functionality requirements. Competitors in this market range from large providers of portfolio management systems, such as State Street Bank (Princeton Financial Systems) and SunGard, to smaller providers of specialized applications and services.

We also compete with outsourcers, as well as the internal processing and information technology departments of our clients and prospective clients. The key competitive factors in marketing insurance and pension plan systems are the accuracy, timeliness and reporting of processed information provided to internal and external clients, features and adaptability of the software, level and quality of customer support, economies of scale and return on investment. Our strengths in this market are our years of experience, our top-tier clients, our ability to provide solutions by multiple delivery methods, our cost-effective and customizable solutions and our expertise. We believe that we have a strong competitive position in this market.

Real Estate Property Management: In our real estate property management market, we compete with numerous software vendors consisting of smaller specialized real estate property management solution providers and larger property management software vendors with more dedicated resources than our real estate property management business, such as Yardi Systems. The key competitive factors in marketing property management systems are the features and adaptability of the software, level of quality and customer support, degree of responsiveness and overall net cost. Our strengths in this market are the quality of our software and our reputation with our clients. This is a very fragmented market with many competitors.

Treasury, Banks & Credit Unions: In our treasury, banks & credit unions market, there are multiple software and services vendors that are either smaller providers of specialized applications and technologies or larger providers of enterprise systems, such as SunGard and Misys. We also compete with outsourcers as well as the internal processing and information technology departments of our clients and prospective clients. The key competitive factors in marketing financial institution software and services include accuracy and timeliness of processed information provided to clients, features and adaptability of the software, level and quality of customer support, level of software development expertise, total cost of ownership and return on investment. Our strengths in this market are our flexible technology platform and our ability to provide integrated solutions for our clients. In this market we face many competitors, some of which have greater financial resources and distribution facilities than we do.

Commercial Lending: In our commercial lending market, we compete with a variety of other vendors depending on client characteristics such as size, type, location and functional requirements. Competitors in this market range from large competitors whose principal businesses are not in the loan management business, such as PNC Financial Services (Midland Loan Services), to smaller providers of specialized applications and technologies. The key competitive factors in marketing commercial lending solutions are the accuracy, timeliness and reporting of processed information provided to customers, level of software development expertise, level and quality of customer support and features and adaptability of the software. Our strength in this market is our ability to provide both broadly diversified and customizable solutions to our clients. In this market we face many competitors, some of which have greater financial resources and distribution facilities than we do.

Financial Markets: In our financial markets, our competition falls into two categories—the internal development organizations within financial enterprises and specialized financial technology vendors, such as SunGard, Fidessa and Cinnober. The key competitive factors in marketing financial markets technology solutions are a proven track record of delivering high quality solutions, level of responsiveness and overall net cost. Our strengths in this market are a successful track record of delivering solutions and our reputation with our clients. This is an extremely competitive environment which requires developing a strong customer relationship where we are viewed more as a partner than a vendor.

Proprietary rights

We rely on a combination of trade secret, copyright, trademark and patent law, nondisclosure agreements and technical measures to protect our proprietary technology. We have registered trademarks for many of our products and will continue to evaluate the registration of additional trademarks as appropriate. We generally enter into confidentiality and/or license agreements with our employees, distributors, clients and potential clients. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford limited protection. These efforts may be insufficient to prevent third parties from asserting intellectual property rights in our technology. Furthermore, it may be possible for unauthorized third parties to copy portions of our products or to reverse engineer or otherwise obtain and use proprietary information, and third parties may assert ownership rights in our proprietary technology. For additional risks relating to our proprietary technology, please see “Risk factors—Risks relating to our business—If we are unable to protect our proprietary technology, our success and our ability to compete will be subject to various risks, such as third-party infringement claims, unauthorized use of our technology, disclosure of our proprietary information or inability to license technology from third parties.”

Rapid technological change characterizes the software development industry. We believe factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements, name recognition and reliable service and support are more important to establishing and maintaining a leadership position than legal protections of our technology.

Employees

As of December 31, 2010, we had 1,399 full-time employees, consisting of:

•	242 employees in research and development,
•	826 employees in consulting and services,
•	90 employees in sales and marketing,
•	127 employees in client support, and
•	114 employees in finance and administration.

As of December 31, 2010, 365 of our employees were in our international operations. No employee is covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.

Properties

We lease our corporate offices, which consist of 73,000 square feet of office space located in 80 Lamberton Road, Windsor, CT 06095. In 2006, we extended the lease term through October

2016. Additionally, we utilize facilities and offices in eighteen other locations in the United States and have offices in Toronto, Canada; Montreal, Canada; London, England; Dublin, Ireland; Amsterdam, the Netherlands; Kuala Lumpur, Malaysia; Tokyo, Japan; Singapore; Curacao, the Netherlands Antilles; and Sydney, Australia. We believe that our facilities are in good condition and generally suitable to meet our needs for the foreseeable future; however, we will continue to seek additional space as needed to satisfy our growth.

Legal proceedings

From time to time, we are subject to certain legal proceedings and claims that arise in the normal course of business. In the opinion of our management, we are not involved in any litigation or proceedings with third parties that our management believes could have a material adverse effect on us or our business.

Management

Executive officers and directors

The following table sets forth information regarding our executive officers and directors, including their ages as of December 31, 2010:

Name	Age	Position

William C. Stone	55	Chairman of the Board and Chief Executive Officer
Normand A. Boulanger	48	President, Chief Operating Officer and Director
Patrick J. Pedonti	59	Senior Vice President and Chief Financial Officer
Stephen V.R. Whitman	63	Senior Vice President, General Counsel and Secretary
Campbell (Cam) R. Dyer(1)	37	Director
William A. Etherington(1)(2)	69	Director
Allan M. Holt(2)(3)	58	Director
Claudius (Bud) E. Watts IV(2)(3)	49	Director
Jonathan E. Michael(1)	56	Director

(1)	Member of our Audit Committee.

(2)	Member of our Compensation Committee.

(3)	Member of our Nominating Committee.

William C. Stone founded SS&C in 1986 and has served as Chairman of the Board of Directors and Chief Executive Officer since our inception. He also has served as our President from inception through April 1997 and again from March 1999 until October 2004. Prior to founding SS&C, Mr. Stone directed the financial services consulting practice of KPMG LLP, an accounting firm, in Hartford, Connecticut and was Vice President of Administration and Special Investment Services at Advest, Inc., a financial services company. He also serves on the board of directors of OpenLink Financial, Inc.

Normand A. Boulanger has served as our President and Chief Operating Officer since October 2004. Prior to that, Mr. Boulanger served as our Executive Vice President and Chief Operating Officer from October 2001 to October 2004, Senior Vice President, SS&C Direct from March 2000 to September 2001, Vice President, SS&C Direct from April 1999 to February 2000, Vice President of Professional Services for the Americas, from July 1996 to April 1999, and Director of Consulting from March 1994 to July 1996. Prior to joining SS&C, Mr. Boulanger served as Manager of Investment Accounting for The Travelers from September 1986 to March 1994. Mr. Boulanger was elected as one of our directors in February 2006.

Patrick J. Pedonti has served as our Senior Vice President and Chief Financial Officer since August 2002. Prior to that, Mr. Pedonti served as our Vice President and Treasurer from May 1999 to August 2002. Prior to joining SS&C, Mr. Pedonti served as Vice President and Chief Financial Officer for Accent Color Sciences, Inc., a company specializing in high-speed color printing, from January 1997 to May 1999.

Stephen V.R. Whitman has served as our Senior Vice President, General Counsel and Secretary since June 2002. Prior to joining SS&C, Mr. Whitman served as an attorney for PA Consulting Group, an international management consulting company headquartered in the United Kingdom, from November 2000 to December 2001. Prior to that, Mr. Whitman served as

Senior Vice President and General Counsel of Hagler Bailly, Inc., a publicly traded international consulting company to the energy and network industries, from October 1998 to October 2000 and as Vice President and General Counsel from July 1997 to October 1998.

Campbell (Cam) R. Dyer was elected as one of our directors in May 2008. He currently serves as a Principal in the Technology Buyout Group of The Carlyle Group, which he joined in 2002. Prior to joining Carlyle, Mr. Dyer was an associate with the private equity firm William Blair Capital Partners (now Chicago Growth Partners), a consultant with Bain & Company and an investment banking analyst in the M&A Group of Bowles Hollowell Conner & Co. He also serves on the boards of directors of Open Solutions Inc. and OpenLink Financial, Inc.

William A. Etherington was elected as one of our directors in May 2006. Mr. Etherington retired - after a 38-year career - from IBM in September 2001 as Senior Vice President and Group Executive, Sales and Distribution and a member of the Operations Committee and the Worldwide Management Council. As a corporate director, he currently serves on the boards of directors of Celestica Inc., Nordion Inc. and Onex Corporation, and is the retired non-executive Chairman of the Board of the Canadian Imperial Bank of Commerce (CIBC). Mr. Etherington served on the board of directors of CIBC from 1994 to 2009.

Allan M. Holt was elected as one of our directors in February 2006. He currently serves as a Managing Director and Head of the U.S. Buyout Group of The Carlyle Group, which he joined in 1991. He previously was head of Carlyle’s Global Aerospace, Defense, Technology and Business/Government Services group. Prior to joining Carlyle, Mr. Holt spent three and a half years with Avenir Group, Inc., an investment and advisory group. From 1984 to 1987, Mr. Holt was Director of Planning and Budgets at MCI Communications Corporation. Mr. Holt served on the board of directors of Aviall, Inc. from 2001 to 2006 and the supervisory board of The Nielsen Company B.V. from 2006 to 2008. He currently serves on the boards of directors of Fairchild Imaging, Inc., HCR ManorCare, Inc., HD Supply, Inc. and Sequa Corp.

Claudius (Bud) E. Watts IV was elected as one of our directors in November 2005. He currently serves as a Managing Director and Head of the Technology Buyout Group of The Carlyle Group. Prior to joining Carlyle in 2000, Mr. Watts was a Managing Director in the M&A group of First Union Securities, Inc. He joined First Union Securities when First Union acquired Bowles Hollowell Conner & Co., where Mr. Watts was a principal. He also serves on the boards of directors of CPU Technology, Freescale Semiconductor, OpenLink Financial, Inc. and Open Solutions Inc.

Jonathan E. Michael was elected as one of our directors in April 2010. He currently serves as President and Chief Executive Officer of RLI Corp., a publicly traded specialty insurance company, which he joined in 1982. Mr. Michael has held various positions at RLI Corp., including President and Chief Operating Officer, Executive Vice President and Chief Financial Officer. Prior to joining RLI Corp., Mr. Michael was associated with Coopers & Lybrand. Mr. Michael served on the board of directors of Fieldstone Investment Corporation from 2003 to 2007. He currently serves on the board of directors of RLI Corp. and Maui Jim, Inc.

Board of directors

Our business and affairs are managed under the direction of our board of directors. We currently have seven directors. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

Our board of directors is divided into three classes with members of each class of directors serving for staggered three-year terms: two Class I directors (Messrs. Boulanger and Dyer), two Class II directors (Mr. Etherington and Mr. Michael) and three Class III directors (Messrs. Holt, Stone and Watts), whose initial terms will expire at the annual meetings of stockholders held in 2011, 2012 and 2013, respectively. Our classified board could have the effect of making it more difficult for a third party to acquire control of us.

Our certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management.

Our certificate of incorporation and bylaws provide that our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors; provided that for so long as any of our stockholders has a contractual right with us to designate a director to the board of directors, our directors may be removed, with or without cause, by the holders that have the right to remove such director by the affirmative vote of at least a majority of the votes that all such holders would be entitled to cast in an annual election of directors. In addition, any vacancy in the board of directors will be filled by the vote of a majority of our directors then in office and not by our stockholders; provided that for so long as any of our stockholders has a contractual right with us to designate a director to the board of directors, any specified vacancy shall be filled by the holders that have the right to remove such director by the affirmative vote of at least a majority of the votes that all such holders would be entitled to cast in an annual election of directors. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

All of our board members other than Messrs. Stone and Boulanger are considered to be “independent” members of the board under applicable rules of the NASDAQ Stock Market. Messrs. Etherington and Michael are considered to be “independent” members of the audit committee, and Mr. Dyer is not, under applicable NASDAQ and Securities and Exchange Commission rules. We intend to appoint an additional director by March 31, 2011 who will be considered an “independent” member of the audit committee under applicable NASDAQ and Securities and Exchange Commission rules.

As our founder and chief executive officer, as well as a principal stockholder, Mr. Stone provides a critical contribution to the board of directors reflecting his detailed knowledge of our company, our employees, our client base, our prospects, the strategic marketplace, and our competitors. Mr. Boulanger, as the other management representative, provides significant knowledge regarding our operations, employees, targeted markets, strategic initiatives, and competitors.

Messrs. Dyer, Holt and Watts are elected to the board of directors pursuant to our stockholders agreement with Carlyle and, in addition to representing Carlyle as our principal outside stockholder, bring extensive experience regarding the management of public and private companies, and the financial services industry.

Mr. Etherington brings experience as a board and committee member of public companies, a detailed understanding of the computer and information services industry, which is directly relevant to our business, and expertise in the management of complex technology organizations. Mr. Michael has extensive experience in the financial services industry, including companies that we seek to target as clients, as well as extensive operational experience as a director and officer of financial services and insurance companies.

Our board believes that these qualifications bring a broad set of complementary experience, coupled with a strong alignment with the interest of other stockholders, to the board’s discharge of its responsibilities.

We have no formal policy regarding board diversity. Our priority in selection of board members is identification of members who will further the interests of our stockholders through their management experience, knowledge of our business, understanding of the competitive landscape, and familiarity with our targeted markets.

Board committees

Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and three standing committees: the audit committee, the compensation committee and the nominating committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Audit Committee. Messrs. Dyer, Etherington and Michael currently serve on the audit committee. Our board has determined that each of the members of its audit committee is an “audit committee financial expert” as that term is defined under the rules and regulations of the Securities and Exchange Commission. The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from our independent registered public accounting firm;

•	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	coordinating our board of directors’ oversight of internal control over financial reporting, disclosure controls and procedures and our code of business conduct and ethics;

•	establishing procedures for the receipt and retention of accounting related complaints and concerns;

•	approving any related person transactions; and

•	preparing the audit committee report required by the rules of the Securities and Exchange Commission.

Compensation Committee. Messrs. Etherington, Holt and Watts currently serve on our compensation committee. Our compensation committee’s responsibilities include:

•	reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our chief executive officer and our other executive officers;

•	overseeing and administering our cash and equity incentive plans;

•	reviewing and making recommendations to our board with respect to director compensation; and

•	preparing the compensation committee report required by Securities and Exchange Commission rules.

Nominating Committee. Messrs. Holt and Watts currently serve on our nominating committee. Our nominating committee’s responsibilities include:

•	identifying individuals qualified to become members of our board of directors; and

•	recommending to our board of directors the persons to be nominated for election as directors and to each of the board’s committees.

Board leadership structure and risk oversight

Mr. Stone has served as Chairman of the Board of Directors and Chief Executive Officer since our inception in 1986. This board leadership structure is commonly utilized by public companies in the United States, and we believe that this leadership structure has been effective for us. Having one person serve as both chief executive officer and chairman of the board shows our employees, customers and other constituencies that we are under strong leadership, with a single person setting the tone and having primary responsibility for managing our operations. We also believe that this eliminates the potential for duplication of efforts and inconsistent actions.

Pursuant to the terms of a stockholders agreement among Mr. Stone, Carlyle and us, Mr. Stone has the right to occupy one board seat and has the right to designate one of the remaining board members, while the stockholders affiliated with Carlyle have the right to designate four of the remaining board members. Mr. Stone and the stockholders affiliated with Carlyle collectively have the right to designate the remaining board member. See “Certain relationships and related transactions—Stockholders agreement.” We recognize that different board leadership structures may be appropriate for companies with different histories or varying equity ownership structures and percentages. However, we believe our current leadership structure remains the optimal board leadership structure for us.

Our audit committee is responsible for overseeing our risk management function. While the audit committee has primary responsibility for overseeing risk management, our entire board of directors is actively involved in overseeing our risk management. For example, the board engages in periodic discussions with such company officers as the board deems necessary, including the chief executive officer, chief operating officer, chief financial officer and general counsel. We believe that the leadership structure of our board supports effective risk management oversight.

Code of business conduct and ethics

We have adopted a written code of ethics, referred to as the SS&C Code of Business Conduct and Ethics, which is applicable to all directors, officers and employees and includes provisions relating to accounting and financial matters. The SS&C Code of Business Conduct and Ethics is available on our website at www.ssctech.com. If we make any substantive amendments to, or grant any waivers from, the code of ethics for any director or officer, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.

Compensation committee interlocks and insider participation

Messrs. Etherington, Holt and Watts served on our compensation committee during 2010. No member of the compensation committee is or has been a former or current officer or employee of SS&C Holdings or had any related person transaction involving SS&C Holdings. None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director or member of our compensation committee during the fiscal year ended December 31, 2010.

Compensation discussion and analysis

On November 23, 2005, SS&C Holdings acquired SS&C through the merger of Sunshine Merger Corporation, a wholly owned subsidiary of SS&C Holdings, with and into SS&C, with SS&C being the surviving company and a wholly owned subsidiary of SS&C Holdings. As discussed below, various aspects of our executive officer compensation were negotiated and determined in connection with this transaction.

Our executive compensation program is overseen and administered by our compensation committee, which currently consists of Messrs. Etherington, Holt and Watts, who are appointed by or affiliated with Carlyle, our majority stockholder. Our compensation committee operates under a written charter adopted by our board of directors and discharges the responsibilities of the board relating to the compensation of our executive officers, who consist of Messrs. Stone, Boulanger, Pedonti and Whitman, and whom we refer to as our named executive officers. Our chief executive officer is actively involved in setting executive compensation and typically presents salary, bonus and equity compensation recommendations to the compensation committee, which, in turn, considers the recommendations and has ultimate approval authority.

Objectives of our executive compensation program

The primary objectives of the compensation committee with respect to executive compensation are to:

•	attract, retain and motivate the best possible executive talent;

•	reward successful performance by the named executive officers and the company; and

•	align the interests of the named executive officers with those of our stockholders by providing long-term equity compensation.

To achieve these objectives, the compensation committee evaluates our executive compensation program with the goal of setting compensation at levels the committee believes are competitive with those of other companies in our industry and in our region that compete with us for executive talent. We have not, however, retained a compensation consultant to review our policies and procedures relating to executive compensation, and we have not formally benchmarked our compensation against that of other companies. Our compensation program rewards our named executive officers based on a number of factors, including the company’s operating results, the company’s performance against budget, individual performance, prior-period compensation and prospects for individual growth. Changes in compensation are generally incremental in nature without wide variations from year to year but with a general trend that has matched increasing compensation with the growth of our business. Many of the factors that affect compensation are subjective in nature and not tied to peer group analyses, surveys of compensation consultants or other statistical criteria.

Each year our chief executive officer makes recommendations to the compensation committee regarding compensation packages, including his own. In making these recommendations, our chief executive officer attempts to structure a compensation package based on his years of experience in the financial services and software industries and knowledge of what keeps people motivated and committed to the institution. He prepares a written description for the members of the compensation committee of the performance during the year of each named executive officer, including himself, discussing both positive and negative aspects of performance and recommending salary and bonus amounts for each named executive officer. Our chief executive officer believes the named executive officers should receive a certain portion of our total bonus pool based upon their responsibilities and contributions. Further, our chief executive officer considers the bonuses of the named executive officers in comparison with our other officers and managers. As it relates to the compensation of named executive officers other than our chief executive officer, our compensation committee relies heavily on our chief executive officer’s recommendations and discusses his reviews and recommendations with him as part of its deliberations. As it relates to our chief executive officer’s compensation, the compensation committee considers our chief executive officer’s recommendations. In this as in other compensation matters, the compensation committee exercises its independent judgment. After due consideration, the compensation committee accepted the chief executive officer’s recommendations for 2010 executive officer compensation.

Components of our executive compensation program

The primary elements of our executive compensation program are:

•	base salary;

•	discretionary annual cash bonuses;

•	stock option awards;

•	perquisites; and

•	severance and change-of-control benefits.

We have no formal or informal policy or target for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation or among the different forms of non-cash compensation. Instead, the compensation committee, in consultation with and upon the recommendation of our chief executive officer, determines subjectively what it believes to be the appropriate level and mix of the various compensation components. While we identify below particular compensation objectives that each element of executive compensation serves, we believe that each element of compensation, to a greater or lesser extent, serves each of the objectives of our executive compensation program.

Base salary

Base salary is used to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our named executive officers. When establishing base salaries for 2010, the compensation committee, together with our chief executive officer, considered a variety of factors, including the seniority of the individual, the level of the individual’s responsibility, the ability to replace the individual, the individual’s tenure at the company, relative pay among the named executive officers and the dollar amount that would be necessary to keep the executive in the Windsor, Connecticut area. Generally, we believe that executive base salaries should grow incrementally over time and that more of the “up side” of compensation should rest with cash bonuses and long-term equity incentive compensation. In the case of Mr. Stone, the minimum base salary is mandated by his employment agreement and cannot be less than $750,000 per year.

Base salaries are reviewed at least annually by our compensation committee, and are adjusted from time to time to realign salaries with market levels after taking into account company performance and individual responsibilities, performance and experience. No adjustments were made to the base salaries of our named executive officers for fiscal year 2010, as Mr. Stone determined, and the compensation committee concurred, that the base salaries in effect for fiscal year 2009 were sufficient to achieve our compensation objectives for base salary. As a result, the base salaries for our named executive officers in 2010 were as follows: Mr. Stone, $750,000; Mr. Boulanger, $450,000; Mr. Pedonti, $260,000; and Mr. Whitman, $225,000.

Discretionary annual cash bonus

Annual cash bonuses to named executive officers and other employees are discretionary. Annual cash bonuses are generally provided to employees regardless of whether we meet, exceed or fail to meet our budgeted results, but the amount available for bonuses to all employees, including the named executive officers, will depend upon our financial results. The annual cash bonuses are intended to compensate for strategic, operational and financial successes of the company as a whole, as well as individual performance and growth potential. The annual cash bonuses are discretionary and not tied to the achievement of specific results or pre-established financial metrics or performance goals. No formula exists for determining the amount of bonuses for employees or named executive officers.

Our chief executive officer proposes annual executive bonus allocations, including his own proposed bonus, to the compensation committee in February of each year. The compensation committee, which has ultimate approval authority, considers our chief executive officer’s recommendations and makes a final decision with respect to annual bonuses. In making recommendations to the compensation committee about bonuses for named executive officers, our chief executive officer, after taking into account the positive or negative impact of events outside the control of management or an individual executive, makes a subjective judgment of an individual’s performance, in the context of a number of factors, including the overall economy and our financial performance, revenues and financial position going into the new fiscal year. In making his recommendations for annual bonuses in past years, Mr. Stone has considered, among other things, an executive’s (including his own) work in managing the business, establishing internal controls, mentoring staff, completing and integrating acquisitions, reducing costs, responding to market conditions and maintaining our profitability. Mr. Stone is entitled to a minimum annual bonus of at least $500,000 pursuant to his employment agreement.

As our financial results for the year ended December 31, 2010 have not yet been finalized, our chief executive officer has not yet determined the amount available for bonuses to all employees, including the named executive officers, or his proposed 2010 bonus allocations for our named executive officers. We expect that Mr. Stone will propose the 2010 bonus allocations, if any, for our named executive officers to the compensation committee in February 2011 and that these bonuses will be paid in March 2011. The following discussion illustrates how the 2009 bonuses for our named executive officers were determined.

Our chief executive officer proposed 2009 executive bonus allocations, including his own proposed bonus, to the compensation committee in February 2010. The compensation committee considered our chief executive officer’s recommendations and made a final decision with respect to 2009 bonuses.

Mr. Stone’s $1,750,000 bonus for 2009 was recommended by Mr. Stone and approved, after due consideration, by the compensation committee. The committee’s approval of Mr. Stone’s bonus took into account our profitability during challenging economic times, his deep involvement with our acquisitions in 2009, each of which has performed well, and his successful recruitment of several new managers.

Mr. Boulanger’s $800,000 bonus for 2009 was recommended by Mr. Stone and approved, after due consideration, by the compensation committee. The committee’s approval of Mr. Boulanger’s bonus took into account his responsibility for our day-to-day business operations across the organization, his critical contributions in 2009 to enhancing corporate financial results, reduction in overall debt levels and strong client satisfaction, and his increased role in our hiring, acquisitions and international operations.

Mr. Pedonti’s $340,000 bonus for 2009 was recommended by Mr. Stone and approved, after due consideration, by the compensation committee. The committee’s approval of Mr. Pedonti’s bonus took into account his solid management skills, his expanded role in personnel, public relations and investor relations matters, and his support in the implementation and integration of acquisitions, as well as his responsibility for maintaining our internal controls.

Mr. Whitman’s $225,000 bonus for 2009 was recommended by Mr. Stone and approved, after due consideration, by the compensation committee. The committee’s approval of Mr. Whitman’s bonus took into account his overall management of the legal department and responsibility for adherence to the internal budget, his instrumental role in directing the legal work for our acquisitions and his intellect, knowledge and work ethic.

These decisions reflect the fact that our compensation committee does not fix a target bonus for the succeeding year, but rather, as noted above, draws on subjective factors, and individual performance evaluations, in arriving at its bonus decisions.

The amount of money available for the employee bonus pool is determined by our chief executive officer after our Consolidated EBITDA, as further adjusted to exclude acquired EBITDA and cost savings, for the preceding fiscal year is determined. For purposes of this Compensation Discussion and Analysis, references to EBITDA mean our Consolidated EBITDA, as further adjusted to exclude acquired EBITDA and cost savings. In making the determination of the amount of money available for the employee bonus pool, the chief executive officer takes into account a number of factors, including: EBITDA; growth in EBITDA over the preceding year; minimum Consolidated EBITDA required to ensure debt covenant compliance; our short-term cash needs; the recent employee turnover rate and any improvement or deterioration in our strategic market position. Thereafter, the amount available for the bonuses to named executive officers is determined after considering the amount that would be required from the bonus pool for bonuses to non-executive officer employees. In making his determination for 2009, the principal factors that our chief executive officer took into account in determining the size of the pool were our actual EBITDA, which was achieved in a difficult economic environment, and the improvement in our strategic market position. Other factors that our chief executive officer considered were the assurance of debt covenant compliance and of meeting our short-term cash needs. In the case of the 2009 bonus pool, the improvement in our strategic market position, assurance of debt covenant compliance and meeting of our short-term cash needs caused the size of the bonus pool to increase, which increase was partially offset due to a slight decline in our actual EBITDA. The amount available for the bonuses to the named executive officers was determined after considering the amount that would be needed from the bonus pool for bonuses to other officers and managers.

Stock option awards

In August 2006, our board of directors and stockholders adopted the 2006 equity incentive plan, which provides for the grant of options to purchase shares of our common stock to employees, consultants and directors and provides for the sale of our common stock to employees, consultants and directors. A maximum of 11,173,819 shares of common stock are reserved for issuance under the plan. Options may be incentive stock options that qualify under Section 422 of the Internal Revenue Code of 1986, or nonqualified options. Options granted under the plan may not be exercised more than ten years after the date of grant. Shares acquired by any individuals pursuant to the plan will be subject to the terms and conditions of a stockholders agreement that governs the transferability of the shares.

During August 2006, we awarded our named executive officers long-term incentive compensation in the form of option grants to purchase an aggregate of 3,507,491 shares of our common stock. Of these option grants, Mr. Stone received an option to purchase 1,508,597 shares of our common stock, Mr. Boulanger received an option to purchase 1,131,452 shares of our common stock, Mr. Pedonti received an option to purchase 565,726 shares of our common stock and Mr. Whitman received an option to purchase 301,716 shares of our common stock. Our board of directors awarded the following types of options to our named executive officers:

•	40% of the options are “time-based” options that vested as to 25% of the number of shares underlying the option on November 23, 2006 and as to 1/36 of the number of shares underlying the option each month thereafter until fully vested on November 23, 2009;

•	40% of the options are “performance-based” options that vest based on the determination by our board of directors or compensation committee as to whether our EBITDA for each fiscal year 2006 through 2010 falls within the targeted EBITDA range for such year. If our EBITDA for a particular year is at the low end of the targeted EBITDA range, 50% of the performance-based option for that year vests, and if our EBITDA is at or above the high end of the targeted EBITDA range, 100% of the performance-based option for that year vests. If our EBITDA is below the targeted EBITDA range, the performance-based option does not vest, and if our EBITDA is within the targeted EBITDA range, between 50% and 100% of the performance-based option vests, based on linear interpolation. A certain percentage of performance-based options will also vest immediately prior to the effective date of a liquidity event if proceeds from the liquidity event equal or exceed specified returns on investments in SS&C Holdings made by investment funds affiliated with Carlyle; and

•	20% of the options were initially “superior” options, which upon the closing of our IPO became performance-based options, as described below.

The exercise price per share for the options awarded in August 2006 is $8.77, which is the split-adjusted value of our common stock at the time of the consummation of the Transaction. As there was no trading market for our common stock at the time of grant, our board of directors determined in good faith that the valuation of the consolidated enterprise at the time of the Transaction continued to represent the fair market value of the common stock as of August 2006. Our board of directors determined the number of options to be awarded to the named executive officers based on projected ownership percentages of our common stock that were disclosed in connection with the Transaction. At that time, we disclosed that Mr. Stone was entitled to options for 2% of our fully diluted shares, per his employment agreement, and that we would award options representing an aggregate of 2.9% of our fully diluted shares to our other named executive officers.

We believe that the combination of time-based and performance-based options provides incentives to our named executive officers not only to remain with the company but also to help grow the company and improve profitability. The 2006 EBITDA range contained in the performance-based options was not met, and thus none of the performance-based options had vested as of December 31, 2006. On April 18, 2007, our board of directors approved (1) the vesting, as of April 18, 2007, of 50% of the performance-based options granted to our employees for fiscal year 2006 set forth in the employees’ stock option agreements; (2) the vesting, conditioned upon our achieving 2007 EBITDA within the EBITDA range for fiscal year 2007 set forth in the employees’ stock option agreements, of the other 50% of the 2006 tranche of the performance-based options; and (3) the reduction by approximately 10% of our EBITDA range for fiscal year 2007 set forth in the employees’ stock option agreements. Our board of directors decided that a partial acceleration of the 2006 performance-based options and a reduction in the 2007 EBITDA range were appropriate because (1) we had improved revenues, recurring revenues and EBITDA in 2006 as compared to 2005; (2) work done in 2006 had created significant positive momentum in the business going into 2007; and (3) given the competitive labor environment in financial services and in software-enabled services, the board desired to ensure high rates of employee retention as we pursued our plan for growth.

Our 2007 EBITDA fell within the revised EBITDA range for fiscal year 2007. Accordingly, as of December 31, 2007, 86.74% of the remaining 50% of the 2006 tranche and of the 2007 tranche of performance options vested. In March 2008, our board approved (1) the vesting, conditioned upon our EBITDA for 2008 falling within the targeted range, of the 2006 and 2007 performance-based options that did not otherwise vest during 2007, and (2) the reduction of our annual EBITDA target range for 2008. Our 2008 EBITDA fell within the revised EBITDA range for fiscal year 2008. Accordingly, as of December 31, 2008, 96.294% of the remaining 2006 and 2007 tranches and of the 2008 tranche of performance options vested. In recognition of our performance in a difficult market period, in February 2009, our board approved the vesting of the 2006, 2007 and 2008 performance-based options that did not otherwise vest during 2008.

In February 2009, our board of directors approved the immediate vesting of the 2006, 2007 and 2008 performance-based options that did not otherwise vest during 2006, 2007 or 2008 and established our annual EBITDA target range for 2009, which range was $97.8 million to $108.7 million. Our actual 2009 EBITDA of $111.2 million exceeded the targeted range and, accordingly, 100% of the 2009 tranche of performance-based options vested as of December 31, 2009.

On February 4, 2010, our compensation committee, in anticipation of our IPO, amended the outstanding options under our 2006 equity incentive plan to provide greater incentives to our named executive officers and employees and to eliminate certain provisions of the options that our compensation committee believed were more typical of private-company options than options of publicly traded companies. Specifically, our compensation committee amended the options, effective as of the closing of our IPO, to provide for:

•	the conversion of the outstanding superior options granted under the 2006 equity incentive plan into performance-based options that vest based on our EBITDA performance in 2010 and 2011, which affected 1,680,868 outstanding options, of which 701,497 were held by our named executive officers;

•	the elimination of pre-determined EBITDA ranges from the option agreements and provision for the annual proposal of EBITDA ranges by management, subject to approval by our board, which EBITDA target range for 2010 was established by our board in a subsequent meeting described below; and

•	the “rolling over” of performance-based options that do not vest (in whole or in part) in any given year into performance-based options for the following year, except as otherwise provided by our board of directors. Under our 2006 equity incentive plan, our board has the authority to amend the options to effect such a “rollover” and, generally, has the authority to amend, suspend or terminate any option, provided that, except with respect to specified corporate events, neither the amendment, suspension nor termination of the option shall, without the consent of the optionee, alter or impair any rights or obligations under the option. The rollover affected 689,007 outstanding unvested performance-based options, of which 280,600 were held by our named executive officers, and affected 1,680,868 outstanding superior options, of which 701,497 were held by our named executive officers, that converted to performance-based options upon the closing of our IPO.

In addition, on February 24, 2010, our board established our annual EBITDA target range for 2010 and eliminated the previously established EBITDA target for 2011. The establishment of the 2010 EBITDA target range affected 1,512,781 options, of which 631,349 were held by our named executive officers, including 840,434 superior options, of which 350,749 were held by our named executive officers, that converted to 2010 performance-based options upon the closing of our IPO.

As of February 24, 2010, we estimated the weighted-average fair value of the performance-based options that vest upon the attainment of the 2010 EBITDA target range to be $6.90. In estimating the common stock value, we used our most recent equity valuation which utilized the income approach and the guideline company method. We used the following weighted-average assumptions to estimate the option value: expected term to exercise of 2.5 years; expected volatility of 43%; risk-free interest rate of 1.2%; and no dividend yield. Expected volatility is based on the historical volatility of our peer group. Expected term to exercise is based on our historical stock option exercise experience, adjusted for the Transaction. The total unearned non-cash stock-based compensation cost related to the performance-based awards that vest based upon achieving the 2010 EBITDA target, excluding the potential conversion of superior options to performance-based options, that we could recognize during 2010 was estimated to be approximately $4.6 million. We estimated we could recognize approximately an additional $5.8 million of non-cash stock-based compensation cost related to the conversion of superior options to 2010 performance-based options during 2010.

Upon the closing of our IPO, we evaluated the likelihood that we would achieve our 2010 EBITDA target. We recorded additional stock-based compensation expense upon the closing of our IPO as a result of the changes to the superior options, which was determined based on

(1) the likelihood of achieving our 2010 EBITDA target and (2) the period of time that elapsed between the February modification and the closing of our IPO.

The superior options that converted to performance-based options that vest based upon our EBITDA for 2011 will be re-measured when our board determines the EBITDA target range for 2011.

Our board believes these changes will make the options work more effectively as incentives for our named executive officers and employees and thus provide greater benefits to our stockholders. The amendments make it easier to predict the vesting of options that are not time-based. In addition, by requiring the establishment of annual EBITDA ranges, the amendments make the EBITDA targets more realistic and therefore provide a tighter link between performance and vesting.

On February 16, 2010, we entered into an amended and restated stock option agreement with Mr. Stone governing an option that SS&C originally granted to Mr. Stone on February 17, 2000 under its 1998 stock incentive plan. Pursuant to the amended and restated stock option agreement, the option (which was previously an option to purchase 637,500 shares of our common stock at an exercise price of $0.87 per share) was amended to make it an option to purchase 637,500 shares of our Class A non-voting common stock at an exercise price of $0.87 per share. Mr. Stone exercised the option on February 17, 2010 and purchased 637,500 shares of our Class A non-voting common stock.

In February 2010, we awarded our named executive officers long-term incentive compensation under our 2006 equity incentive plan in the form of time-based option grants to purchase an aggregate of 318,750 shares of our common stock. Of these option grants, Mr. Stone received an option to purchase 127,500 shares of our common stock, Mr. Boulanger received an option to purchase 85,000 shares of our common stock, Mr. Pedonti received an option to purchase 63,750 shares of our common stock and Mr. Whitman received an option to purchase 42,500 shares of our common stock. The options vest as to 25% of the number of shares underlying the option on February 4, 2011 and as to 1/36 of the number of shares underlying the option each month thereafter until fully vested on February 4, 2014, subject to acceleration of vesting in connection with a liquidity event. The options have an exercise price of $14.53 per share, which our board of directors determined was equal to the estimated fair value of our common stock on the date of the grant.

Restricted stock awards

In connection with the amendment and restatement of Mr. Stone’s employment contract in March 2010, we granted Mr. Stone 153,846 restricted shares of our Class A non-voting common stock under the 2006 equity incentive plan. The restricted shares vest over a period of three years from March 11, 2010, with one-third of the shares vesting on March 11, 2011 and the remaining two-thirds of the shares vesting in eight equal quarterly installments over the remaining two years.

Benefits and Perquisites

We offer a variety of benefit programs to all eligible employees, including our named executive officers. Our named executive officers generally are eligible for the same benefits on the same basis as the rest of our employees, including medical, dental and vision benefits, life insurance coverage and short- and long-term disability coverage. Our named executive officers are also eligible to contribute to our 401(k) plan and receive matching company contributions under the plan. In addition, our named executive officers are entitled to reimbursement for all reasonable travel and other expenses incurred during the performance of the named executive officer’s duties in accordance with our expense reimbursement policy.

We limit the use of perquisites as a method of compensation and provide our named executive officers with only those perquisites that we believe are reasonable and consistent with our overall compensation program to better enable us to attract and retain talented employees for key positions.

Severance and change-of-control benefits

Pursuant to his employment agreement, Mr. Stone is entitled to specified benefits in the event of the termination of his employment under certain circumstances. We provide more detailed information about Mr. Stone’s benefits along with estimates of their value under various circumstances, under the captions “Employment and related agreements” and “Potential payments upon termination or change of control” below.

As described above, the time-based options awarded to our named executive officers vest in full immediately prior to the effective date of a liquidity event, and the performance-based options vest in whole or in part if proceeds from the liquidity event equal or exceed specified returns on investments in us made by investment funds affiliated with Carlyle. The option agreements, the terms of which were negotiated with representatives of Carlyle, define a “liquidity event” as either:

(a) the consummation of the sale, transfer, conveyance or other disposition in one or a series of related transactions, of the equity securities of SS&C Holdings held, directly or indirectly, by investment funds affiliated with Carlyle in exchange for currency, such that immediately following such transaction (or series of related transactions), the total number of all equity securities held, directly or indirectly, by all such Carlyle funds and any affiliates is, in the aggregate, less than 50% of the total number of equity securities (as adjusted) held, directly or indirectly, by such Carlyle funds immediately following the consummation of this offering; or

(b) the consummation of the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of SS&C Holdings to any person other than to any of the Carlyle funds or their affiliates.

The consummation of this offering will not constitute a liquidity event under this definition. Under the terms of the 2006 equity incentive plan, either our board or compensation committee can accelerate in whole or in part the vesting periods for outstanding options. Please see “Potential payments upon termination or change of control” below for estimates of the value our named executive officers would receive in the event of a liquidity event.

Accounting and tax implications

The accounting and tax treatment of particular forms of compensation do not materially affect our compensation decisions. However, we evaluate the effect of such accounting and tax treatment on an ongoing basis and will make appropriate modifications to compensation policies where appropriate. For instance, Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for certain compensation in excess of $1 million paid in any taxable year to the company’s chief executive officer and any other officers (other than the chief financial officer) whose compensation is required to be reported to our stockholders pursuant to the Securities Exchange Act of 1934, or the Exchange Act, by reason of being among the four most highly paid executive officers. However, certain compensation, including qualified performance-based compensation, will not be subject to the deduction limit if certain requirements are met. The compensation committee may review the potential effect of Section 162(m) periodically and use its judgment to authorize compensation payments that may be subject to the limit when the compensation committee believes such payments are appropriate and in our best interests after taking into consideration changing business conditions and the performance of our employees.

Summary compensation table

The following table contains information with respect to the compensation for the fiscal years ended December 31, 2010, 2009 and 2008 of our executive officers, including our chief executive officer (principal executive officer) and chief financial officer (principal financial officer). We refer to these four executive officers, who are our only executive officers, as our named executive officers.

Name and				Stock	Option	All other
principal position	Year	Salary($)	Bonus($)[1]	awards($)[2]	awards($)[2]	compensation($)		Total($)

William C. Stone	2010	$750,000	$—	$2,235,382	1,614,867	$4,032	[3]	$4,604,281
Chief Executive Officer	2009	750,000	1,750,000			3,552		2,503,552
	2008	737,500	1,500,000			3,552		2,241,052

Normand A. Boulanger	2010	450,000	—		1,163,531	3,375	[4]	1,616,906
Chief Operating Officer	2009	450,000	800,000			3,360		1,253,360
	2008	445,833	750,000			3,360		1,199,193

Patrick J. Pedonti	2010	260,000	—		677,010	4,032	[5]	941,042
Chief Financial Officer	2009	260,000	340,000			4,032		604,032
	2008	257,083	300,000			4,011		561,094

Stephen V.R. Whitman	2010	225,000	—		399,166	4,386	[6]	628,552
General Counsel	2009	225,000	225,000			4,386		454,386
	2008	223,333	200,000			4,360		427,693

(1)	Amounts reflected for the year 2008 reflect bonuses earned in 2008 and paid in 2009. Amounts reflected for the year 2009 reflect bonuses earned in 2009 and paid in 2010. Bonus amounts payable for 2010 have not yet been determined. The determination of whether and to what extent bonuses will be payable for 2010 will be made by the compensation committee. Bonuses paid for 2010 are expected to be determined in February 2011 and paid in March 2011.

(2)	The amounts in these columns reflect the aggregate accounting grant date fair value of awards to our named executive officers as well as the incremental fair value of superior options that were converted to performance-based options upon the closing of our IPO, in each case computed in accordance with Financial Accounting Standards Board, or FASB, Accounting Standard Codification Topic 718. The assumptions used by us in the valuation of the equity awards are set forth in Note 10 of the notes to our annual consolidated financial statements included elsewhere in this prospectus.

(3)	Consists of our contribution of $3,000 to Mr. Stone’s account under the SS&C 401(k) savings plan and our payment of $1,032 of group term life premiums for the benefit of Mr. Stone.

(4)	Consists of our contribution of $3,000 to Mr. Boulanger’s account under the SS&C 401(k) savings plan and our payment of $375 of group term life premiums for the benefit of Mr. Boulanger.

(5)	Consists of our contribution of $3,000 to Mr. Pedonti’s account under the SS&C 401(k) savings plan and our payment of $1,032 of group term life premiums for the benefit of Mr. Pedonti.

(6)	Consists of our contribution of $3,000 to Mr. Whitman’s account under the SS&C 401(k) savings plan and our payment of $1,386 of group term life premiums for the benefit of Mr. Whitman.

Employment and related agreements

Effective as of November 23, 2005, we entered into a definitive employment agreement with Mr. Stone. We amended and restated Mr. Stone’s employment agreement in March 2010. The terms of the agreement, which were negotiated between Mr. Stone and representatives of Carlyle, include the following:

•	The employment of Mr. Stone as the chief executive officer of SS&C Holdings and SS&C;

•	An initial term through March 11, 2013 with automatic one-year renewals until terminated either by Mr. Stone or us;

•	An annual base salary of at least $750,000;

•	An opportunity to receive an annual bonus in an amount to be established by our board of directors based on achieving individual and company performance goals as determined by our compensation committee. If Mr. Stone is employed at the end of any calendar year, his annual bonus will not be less than $500,000 for that year;

•	A grant of 153,846 shares of our restricted Class A non-voting common stock that vests over a period of three years from March 25, 2010;

•	Certain severance payments and benefits. If we terminate Mr. Stone’s employment without cause, if Mr. Stone resigns for good reason (including, under certain circumstances, following a change of control as defined in the employment agreement) prior to the end of the term of the employment agreement, or if Mr. Stone receives a notice of non-renewal of the employment term by us, Mr. Stone will be entitled to receive (1) an amount equal to 200% of his base salary and 200% of his minimum annual bonus, (2) vesting acceleration with respect to 50% of his then unvested options and 100% of his shares of restricted stock, and (3) three years of coverage under SS&C’s medical, dental and vision benefit plans. In the event of Mr. Stone’s death or a termination of Mr. Stone’s employment due to any disability that renders Mr. Stone unable to perform his duties under the agreement for six consecutive months, Mr. Stone or his representative or heirs, as applicable, will be entitled to receive (1) vesting acceleration with respect to 50% of his then unvested options and 100% of his shares of restricted stock, and (2) a pro-rated amount of his most recent annual bonus. In the event payments to Mr. Stone under his employment agreement (or the management agreement entered into in connection with the Transaction) cause Mr. Stone to incur a 20% excise tax under Section 4999 of the Internal Revenue Code, Mr. Stone will be entitled to an additional payment sufficient to cover such excise tax and any taxes associated with such payments; and

•	Certain restrictive covenants, including a non-competition covenant pursuant to which Mr. Stone will be prohibited from competing with SS&C and its affiliates during his employment and for a period equal to the later of (1) four years following the March 2010 amendment and restatement of the agreement, in the case of a termination by us for cause or a resignation by Mr. Stone without good reason, and (2) two years following Mr. Stone’s termination of employment for any reason.

“Cause” means (a) Mr. Stone’s willful and continuing failure (except where due to physical or mental incapacity) to substantially perform his duties; (b) Mr. Stone’s conviction of, or plea of guilty or nolo contendere to, a felony; (c) the commission by Mr. Stone of an act of fraud or embezzlement against us or any of our subsidiaries as determined in good faith by a two-thirds majority of the board; or (d) Mr. Stone’s breach of any material provision of his employment agreement.

“Good reason” means the occurrence of any of the following events without Mr. Stone’s written consent: (a) an adverse change in Mr. Stone’s title; (b) a material diminution in Mr. Stone’s employment duties, responsibilities or authority, or the assignment to Mr. Stone of duties that are materially inconsistent with his position; (c) any reduction in Mr. Stone’s base salary or minimum annual bonus; (d) a relocation of our principal executive offices to a location more than 35 miles from its current location which has the effect of increasing Mr. Stone’s commute; (e) any breach by us of any material provision of Mr. Stone’s employment agreement or the stockholders agreement entered into by and among us, investment funds affiliated with Carlyle and Mr. Stone; or (f) upon a change in control where (1) Carlyle exercises its bring-along rights in accordance with the stockholders agreement, and (2) Mr. Stone votes against the proposed transaction in his capacity as a stockholder.

Under Mr. Stone’s employment agreement, a “change of control” means:

(a) the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of either:

•	the then-outstanding shares of our common stock or the common stock of SS&C, or

•	the combined voting power of our then-outstanding voting securities or the then-outstanding voting securities of SS&C entitled to vote generally in the election of directors (in each case, other than any acquisition by us, Carlyle Partners IV, L.P. (an investment fund affiliated with Carlyle), Mr. Stone, any employee or group of employees of ours, or affiliates of any of the foregoing, or by any employee benefit plan (or related trust) sponsored or maintained by us or any of our affiliates); or

(b) individuals who, as of the effective date of Mr. Stone’s employment agreement, constituted our board of directors and any individuals subsequently elected to our board of directors pursuant to the stockholders agreement cease for any reason to constitute at least a majority of our board of directors, other than:

•	individuals whose election, or nomination for election by our stockholders, was approved by at least a majority of the directors comprising the board of directors on the effective date of Mr. Stone’s employment agreement and any individuals subsequently elected to our board of directors pursuant to the stockholders agreement or

•	individuals nominated or designated for election by Carlyle Partners IV, L.P.

Other than Mr. Stone, none of our named executive officers is party to an employment agreement.

2010 grants of plan-based awards

The following table sets forth information regarding grants of compensation in the form of plan-based awards made during 2010 to our named executive officers.

				All other
				option awards:		Exercise	Grant date fair
		All other		number of		price of	value of stock
		stock awards:		securities		option	and option
	Grant	number of		underlying		awards	awards
Name	date[1]	shares of stock (#)		options (#)		($/share)	($)[2]

William C. Stone	2/4/2010			127,500	[3]	$14.53	$571,468
	3/25/2010	153,846	[4]				$2,235,382
Normand A. Boulanger	2/4/2010			85,000	[3]	$14.53	$380,979
Patrick J. Pedonti	2/4/2010			63,750	[3]	$14.53	$285,734
Stephen V.R. Whitman	2/4/2010			42,500	[3]	$14.53	$190,489

(1)	Awarded under the 2006 equity incentive plan.
(2)	The amounts in this column reflect the aggregate accounting grant date fair value of awards to our named executive officers, computed in accordance with FASB Accounting Standards Codification Topic 718. The assumptions used by us in the valuation of the equity awards are set forth in Note 10 of the notes to our annual consolidated financial statements included elsewhere in this prospectus.
(3)	This option is a time-based option that vests as to 25% of the number of shares underlying the option on February 4, 2011 and as to 1/36 of the number of shares underlying the option each month thereafter until fully vested on February 4, 2014, subject to acceleration of vesting in connection with a liquidity event.
(4)	Represents restricted shares of our Class A non-voting common stock granted under the 2006 equity incentive plan. The restricted shares vest over a period of three years from March 11, 2010, with one-third of the shares vesting on March 11, 2011 and the remaining two-thirds of the shares vesting in eight equal quarterly installments over the remaining two years.

Equity incentive plans

1998 stock incentive plan

In 1998, the board of directors of SS&C adopted, and the stockholders of SS&C approved, the 1998 stock incentive plan, or 1998 plan, to provide equity compensation to SS&C’s officers, directors, employees, consultants and advisors. In connection with the Transaction, all outstanding options to purchase SS&C common stock under the 1998 plan became fully vested and exercisable immediately prior to the effectiveness of the Acquisition. Each SS&C option that remained outstanding under the 1998 plan at the time of the Acquisition (other than options held by (1) non-employee directors of SS&C, (2) certain individuals identified by SS&C and SS&C Holdings and (3) individuals who held options that were, in the aggregate, exercisable for fewer than 100 shares of SS&C common stock) was assumed by SS&C Holdings and was automatically converted into an option to purchase shares of common stock of SS&C Holdings. The options that were not assumed or otherwise exercised immediately prior to the Acquisition were cashed out in connection with the Acquisition. Since the Acquisition, we have granted no further options or other awards under the 1998 plan. Our ability to grant options or other awards under the 1998 plan has terminated in accordance with the terms of the plan. On May 17, 2006, our board of directors adopted, and our stockholders approved, the amendment and restatement of the 1998 plan, which reflects, among other things, the formal assumption of the 1998 plan by SS&C Holdings. As of December 31, 2010, there were outstanding options under the 1998 plan to purchase a total of 2,256,307 shares of our common stock at a weighted average exercise price of $1.79 per share.

1999 non-officer employee stock incentive plan

In 1999, the board of directors of SS&C adopted the 1999 non-officer employee stock incentive plan, or 1999 plan, to provide equity compensation to SS&C’s employees, consultants and advisors other than its executive officers and directors. In connection with the Transaction, all outstanding options to purchase SS&C common stock under the 1999 plan became fully vested and exercisable immediately prior to the effectiveness of the Acquisition. Each SS&C option that remained outstanding under the 1999 plan at the time of the Acquisition (other than options held by (1) certain individuals identified by SS&C and SS&C Holdings and (2) individuals who held options that were, in the aggregate, exercisable for fewer than 100 shares of SS&C common stock) was assumed by SS&C Holdings and was automatically converted into an option to purchase shares of common stock of SS&C Holdings. The options that were not assumed or otherwise exercised immediately prior to the Acquisition were cashed out in connection with the Acquisition. Since the Acquisition, we have granted no further options or other awards under the 1999 plan. Our ability to grant options or other awards under the 1999 plan has terminated in accordance with the terms of the plan. On May 17, 2006, our board of directors adopted, and our stockholders approved, the amendment and restatement of the 1999 plan, which reflects, among other things, the formal assumption of the 1999 plan by SS&C Holdings. As of December 31, 2010, there were outstanding options under the 1999 plan to purchase a total of 106,080 shares of our common stock at a weighted average exercise price of $5.76 per share.

2006 equity incentive plan

In August 2006, our board of directors adopted, and our stockholders approved, our 2006 equity incentive plan. Our 2006 equity incentive plan provides for the granting of options, restricted stock and other stock-based awards to our employees, consultants and directors and our subsidiaries’ employees, consultants and directors. A maximum of 11,173,819 shares of our common stock are reserved for issuance under our 2006 equity incentive plan, and the unexercised portion of any shares of common stock subject to awards that is forfeited, repurchased, expires or lapses under the 2006 equity incentive plan will again become available for the grant of awards under the 2006 equity incentive plan except for vested shares of common stock that are forfeited or repurchased after being issued from the 2006 equity incentive plan.

As of December 31, 2010, options to purchase a total of 8,266,345 shares of common stock were outstanding under our 2006 equity incentive plan at a weighted average exercise price of $9.24 per share. As of December 31, 2010, we had issued 952,813 shares of common stock under the 2006 equity incentive plan, and 1,497,711 shares remained available for future awards under the plan.

Our board of directors or a committee appointed by our board of directors administers our 2006 equity incentive plan. The administrator is authorized to take any action with respect to our 2006 equity incentive plan, including:

•	to prescribe, amend and rescind rules and regulations relating to our 2006 equity incentive plan;

•	to determine the type or types of awards to be granted under our 2006 equity incentive plan;

•	to select the persons to whom awards may be granted under our 2006 equity incentive plan;

•	to grant awards and to determine the terms and conditions of such awards;

•	to construe and interpret our 2006 equity incentive plan; and

•	to amend, suspend or terminate our 2006 equity incentive plan.

We grant stock options under our 2006 equity incentive plan pursuant to a stock grant notice and stock option agreement, which we refer to as the option agreement. Options may be incentive stock options that qualify under Section 422 of the Internal Revenue Code, or nonqualified options. Options granted under our 2006 equity incentive plan may not be exercised more than ten years after the date of grant. The option agreement provides, among other things, that:

•	each option will vest, depending on the classification of the option as a time option, performance option or superior option, as follows:

•	Time options will vest as to 25% of the number of shares underlying the option on a date certain (November 23, 2006 for the first tranche of options awarded under the plan in August 2006, but generally the first anniversary of either the date of grant or the start date for a new employee) and will continue to vest as to 1/36 of the number of shares underlying the option on the day of the month of the date of grant each month thereafter until such options are fully vested. Time options will become fully vested and exercisable immediately prior to the effective date of a liquidity event as defined in the stock option agreement.

•	A certain percentage of the performance options will vest based on the administrator’s determination as to whether our EBITDA for each fiscal year 2006 through 2010 (2007 through 2011 for options awarded in 2007) falls within the targeted EBITDA range for such year. If our EBITDA is at or above the high end of the targeted EBITDA range, 100% of the performance-based option for that year vests. If our EBITDA is below the targeted EBITDA range, the performance-based option does not vest, and if our EBITDA is within the targeted EBITDA range, between 50% and 100% of the performance-based option vests, based on linear interpolation. In February 2009, our board of directors approved the immediate vesting of the 2006, 2007 and 2008 performance-based options that did not otherwise vest during 2006, 2007 or 2008. A certain percentage of performance options will also vest immediately prior to the effective date of a liquidity event if proceeds from the liquidity event equal or exceed a certain target.

•	The superior options became performance-based options upon the closing of our IPO that vest based on our EBITDA performance in 2010 and 2011.

•	any portion of an option that is unvested at the time of a participant’s termination of service with us will be forfeited to us; and

•	any portion of an option that is vested but unexercised at the time of a participant’s termination of service with us may not be exercised after the first to occur of the following:

•	the expiration date of the option, which will be no later than ten years from the date of grant;

•	90 days following the date of the termination of service for any reason other than cause, death or disability;

•	the date of the termination of service for cause; and

•	twelve months following the termination of service by reason of the participant’s death or disability.

Restricted stock awards may also be granted under our 2006 equity incentive plan and are evidenced by a stock award agreement. Upon termination of a participant’s employment or service, shares of restricted stock that are not vested at such time will be forfeited to us. Our 2006 equity incentive plan also gives the administrator discretion to grant stock awards free of restrictions on transfer or forfeiture.

If a change in control of our company occurs, the administrator may, in its sole discretion, cause any and all awards outstanding under our 2006 equity incentive plan to terminate on or immediately prior to the date of such change in control and will give each participant the right to exercise the vested portion of such awards during a period of time prior to such change in control. Our 2006 equity incentive plan will terminate on August 8, 2016, unless the administrator terminates it sooner. Please see “Compensation discussion and analysis—Components of our executive compensation program—Stock option awards” for additional information relating to our 2006 equity incentive plan and awards thereunder.

2008 stock incentive plan

In April 2008, our board of directors adopted, and our stockholders approved, our 2008 stock incentive plan. In July 2008, our board of directors voted that the 2008 stock incentive plan would become effective after stockholder approval rather than upon the effectiveness of our IPO. On July 30, 2008, our stockholders approved the 2008 stock incentive plan, effective as of the date of approval. Our 2008 stock incentive plan provides for the granting of options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards to our employees, officers, directors, consultants and advisors, and our subsidiaries’ employees, officers, directors, consultants and advisors.

The number of shares of our common stock reserved for issuance under our 2008 stock incentive plan is equal to the sum of:

(1) 1,416,661 shares of common stock; plus

(2) an annual increase to be added on the first day of each of our fiscal years during the term of the 2008 stock incentive plan beginning in fiscal 2009 equal to the least of (i) 1,416,661 shares of common stock, (ii) 2% of the outstanding shares on such date or (iii) an amount determined by our board of directors.

As of December 31, 2010, there were 2,361,077 shares reserved for issuance under the 2008 stock incentive plan. As of December 31, 2010, options to purchase a total of 1,553,460 shares of common stock were outstanding under our 2008 stock incentive plan at a weighted average exercise price of $14.54 per share.

Furthermore, if any award expires or is terminated, surrendered or canceled without having been fully exercised, is forfeited in whole or in part (including as the result of shares subject to such award being repurchased pursuant to a contractual repurchase right), is settled in cash or otherwise results in any common stock not being issued, the unused common stock covered by such award shall again be available for the grant of awards under our 2008 stock incentive plan. In addition, shares of our common stock tendered to us by a participant in order to exercise an award shall be added to the number of shares of common stock available for the grant of awards under our 2008 stock incentive plan. However, in the case of incentive stock options, the foregoing provisions shall be subject to any limitations under the Internal Revenue Code. The maximum number of shares of common stock with respect to which awards may be granted to any participant under our 2008 stock incentive plan is 566,661 per calendar year.

Shares issued under our 2008 stock incentive plan may consist in whole or in part of authorized but unissued shares or treasury shares. We will adjust the number of shares reserved for issuance under our 2008 stock incentive plan in the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event.

Our board of directors or a committee appointed by our board of directors administers our 2008 stock incentive plan. The administrator is authorized to take any action with respect to our 2008 stock incentive plan, including:

•	to adopt, amend and repeal rules and regulations relating to our 2008 stock incentive plan;

•	to determine the type or types of awards to be granted under our 2008 stock incentive plan;

•	to select the persons to whom awards may be granted under our 2008 stock incentive plan;

•	to grant awards and to determine the terms and conditions of such awards;

•	to delegate to one or more of our officers the power to grant awards under our 2008 stock incentive plan to our employees or officers (other than executive officers);

•	to construe and interpret our 2008 stock incentive plan; and

•	to amend, suspend or terminate our 2008 stock incentive plan, subject in certain instances to stockholder approval.

We grant stock options under our 2008 stock incentive plan pursuant to a stock option grant notice and stock option agreement, which we refer to as the option agreement. Options may be incentive stock options that qualify under Section 422 of the Internal Revenue Code, or nonstatutory options. Options granted under our 2008 stock incentive plan may not be exercised more than ten years after the date of grant. The option agreement provides, among other things, that:

•	each option will vest as to 25% of the number of shares underlying the option on the first anniversary of the date of grant and will continue to vest as to an additional 1/36 of the remaining number of shares underlying the option on the day of the month of the date of grant each month thereafter until the fourth anniversary of the date of grant;

•	options will become fully vested and exercisable immediately prior to the effective date of a change in control as defined in the stock option agreement;

•	any portion of an option that is unvested at the time of a participant’s termination of service with us will be forfeited to us; and

•	any portion of an option that is vested but unexercised at the time of a participant’s termination of service with us may not be exercised after the first to occur of the following:

•	the expiration date of the option, which will be no later than ten years from the date of grant,

•	90 days following the date of the termination of service for any reason other than cause, death or disability,

•	the date of the termination of service for cause, and

•	twelve months following the termination of service by reason of the participant’s death or disability.

Stock appreciation rights, restricted stock awards, restricted stock units and other stock-based awards may also be granted under our 2008 stock incentive plan. Our 2008 stock incentive plan gives our board the ability to determine the terms and conditions for each of these types of awards, including the duration and exercise price of stock appreciation rights, and the conditions for vesting and repurchase (or forfeiture) and the issue price, if any, of restricted stock and restricted units.

If we undergo a significant corporate event such as a reorganization, merger, consolidation, liquidation, dissolution or sale, transfer, exchange or other disposition of all or substantially all of our stock or assets, exchange of our securities, issuance of warrants or other rights to purchase our securities, or the acquisition or disposition of any material assets or businesses, our 2008 stock incentive plan permits our board to take any one or more of the following actions as to all or any (or any portion of) outstanding awards (other than restricted stock awards) on such terms as the board determines:

•	provide that awards shall be assumed, or substantially equivalent awards shall be distributed, by the acquiring or succeeding corporation;

•	upon written notice to a participant, provide that the participant’s unexercised awards will terminate immediately prior to the consummation of such corporate event unless exercised by the participant within a specified period following the date of notice;

•	provide that outstanding awards shall become exercisable, realizable or deliverable, or restrictions applicable to an award shall lapse, in whole or in part prior to or upon such corporate event;

•	in the event of a corporate event under the terms of which holders of our common stock will receive a cash payment for each share surrendered in connection with the corporate event, make or provide for a cash payment to participants in exchange for the termination of all such awards;

•	provide that, in connection with our liquidation or dissolution, awards shall convert into the right to receive liquidation proceedings (net of any applicable exercise price or tax withholdings); and

•	any combination of the foregoing.

Our 2008 stock incentive plan does not obligate our board to treat all types of awards, all awards held by any participant, or all awards of the same type, identically.

Upon the occurrence of a corporate event of the type described above, other than our liquidation or dissolution, our 2008 stock incentive plan provides that our repurchase and other rights under each outstanding restricted stock award will inure to the benefit of our successor and will, unless the board determines otherwise, apply to the cash, securities or other property which our common stock was converted into or exchanged for pursuant to such corporate event in the same manner and to the same extent as it applied to our common stock subject to such restricted stock award. In the event of our liquidation or dissolution, all restrictions and conditions on all restricted stock awards then outstanding will automatically be deemed terminated or satisfied, except as otherwise provided in the restricted stock award agreement or other related agreement.

Our board may, without stockholder approval, amend any outstanding award granted under our 2008 stock incentive plan to provide an exercise price per share that is lower than the then-current exercise price per share of any such outstanding award. Our board may also, without stockholder approval, cancel any outstanding award (whether or not granted under our 2008 stock incentive plan) and grant in substitution therefor new awards under our 2008 stock incentive plan covering the same or a different number of shares of common stock and having an exercise price per share lower than the then-current exercise price per share of the cancelled award.

Our 2008 stock incentive plan will terminate ten years following board adoption, unless the board terminates it sooner.

Outstanding equity awards at 2010 fiscal year-end

The following equity awards granted to our named executive officers were outstanding as of December 31, 2010.

	Option Awards								Stock Awards
					Equity
					Incentive
					Plan Awards:
					Number of
	Number of		Number of		Securities				Number of		Market Value
	Securities		Securities		Underlying				Shares or		of Shares
	Underlying		Underlying		Unexercised				Units of		or Unit
	Unexercised		Unexercised		Unearned		Option	Option	Stock that		of Stock
	Options (#)		Options (#)		Options		Exercise	Expiration	have not		that have not
Name	Exercisable		Unexercisable		(#)		Price($)	Date	Vested(#)		Vested($)

William C. Stone	637,500	[1]	—		—		0.78	5/31/2011	153,846	[2]	$3,155,381	[3]
	1,275,000	[1]	—		—		1.89	4/8/2013	—		—
	603,439	[4]	—		—		8.77	8/9/2016	—		—
	603,439	[5]	—		—		8.77	8/9/2016	—		—
	150,860	[6]	—		150,859	[6]	8.77	8/9/2016	—		—
			127,500	[7]	—		14.53	2/4/2020	—		—
Normand A. Boulanger	212,500	[1]	—		—		4.20	10/18/2014	—		—
	49,572	[1]	—		—		1.77	2/6/2013	—		—
	452,581	[4]	—		—		8.77	8/9/2016	—		—
	452,581	[5]	—		—		8.77	8/9/2016	—		—
	113,145	[6]	—		113,145	[6]	8.77	8/9/2016	—		—
			85,000	[7]	—		14.53	2/4/2020	—		—
Patrick J. Pedonti	63,741	[1]	—		—		1.95	8/1/2012	—		—
	226,290	[4]	—		—		8.77	8/9/2016	—		—
	226,290	[5]	—		—		8.77	8/9/2016	—		—
	56,573	[6]	—		56,572	[6]	8.77	8/9/2016	—		—
			63,750	[7]	—		14.53	2/4/2020	—		—
Stephen V.R. Whitman	7,293	[1]	—		—		1.77	2/6/2013	—		—
	120,686	[4]	—		—		8.77	8/9/2016	—		—
	120,686	[5]	—		—		8.77	8/9/2016	—		—
	30,172	[6]	—		30,171	[6]	8.77	8/9/2016	—		—
			42,500	[7]	—		14.53	2/4/2020	—		—

(1)	This option was granted under our 1998 stock incentive plan and is fully vested.

(2)	Represents restricted shares of our Class A non-voting common stock granted under the 2006 equity incentive plan on March 25, 2010. The restricted shares vest over a period of three years from March 11, 2010, with one-third of the shares vesting on March 11, 2011 and the remaining two-thirds of the shares vesting in eight equal quarterly installments over the remaining two years.

(3)	Based upon the vesting of 153,846 unvested shares of our Class A non-voting common stock at $20.51 per share (the closing price of our common stock as reported on The NASDAQ Global Select Market on December 31, 2010).

(4)	This option is a time-based option awarded under our 2006 equity incentive plan and is fully vested

(5)	This option is a performance-based option awarded under our 2006 equity incentive plan that vests based on the determination by our board of directors or compensation committee as to whether our EBITDA for each fiscal year 2006 through 2010 falls within the targeted EBITDA range for such year. If our EBITDA for a particular year is at the low end of the targeted EBITDA range, 50% of the performance-based option for that year vests, and if our EBITDA is at or above the high end of the targeted EBITDA range, 100% of the performance-based option for that year vests. If our EBITDA is below the targeted EBITDA range, the performance-based option does not vest, and if our EBITDA is within the targeted EBITDA range, between 50% and 100% of the performance-based option vests, based on linear interpolation. In February 2009, our board of directors approved the immediate vesting of the 2006, 2007 and 2008 performance-based options that did not otherwise vest during 2006, 2007 or 2008. In addition, a certain percentage of this option will vest immediately prior to the effective date of a liquidity event if proceeds from the liquidity event equal or exceed specified returns on investments in us made by investment funds affiliated with Carlyle. We currently anticipate that our EBITDA for fiscal year 2010 will be at or above the targeted range. Accordingly, we have treated this option as though 100% of the performance-based option for 2010 vests.

(6)	This option was a superior option at the time of grant and became a performance-based option that vests based on the determination by our board of directors or compensation committee as to whether our EBITDA for fiscal years 2010 and 2011 falls within the targeted EBITDA ranges for such years. We currently anticipate that our EBITDA for fiscal year 2010 will be at or above the targeted range. Accordingly, we have treated this option as though 100% of the performance-based option for 2010 vests.

(7)	This option is a time-based option that vests as to 25% of the number of shares underlying the option on February 4, 2011 and as to 1/36 of the number of shares underlying the option each month thereafter until fully vested on February 4, 2014, subject to acceleration of vesting in connection with a liquidity event.

2010 option exercises

The following table sets forth information concerning stock options that were exercised by our named executive officers in 2010.

Option exercises
	Number of
	shares acquired		Value realized on
Name	on exercise(#)		exercise($)

William C. Stone	637,500	[1]	$8,708,250[2]
Normand A. Boulanger	269,178		3,561,225[3]
Patrick J. Pedonti	63,750		831,938[3]
Stephen V.R. Whitman	56,125		742,534[3]

(1)	Represents shares of our Class A non-voting common stock.

(2)	The dollar value realized on exercise represents the difference between $14.53 per share (which our board of directors determined was equal to the estimated fair value of our common stock on the date of exercise) and the per-share exercise price of the option.

(3)	The dollar value realized on exercise represents the difference between our initial public offering price of $15.00 per share (which was the date of exercise) and the respective per-share exercise price of the options.

Potential payments upon termination or change of control

William C. Stone

Effective as of March 11, 2010, we entered into an amended and restated employment agreement with Mr. Stone. The terms of the agreement are described under the caption “Employment and related agreements” above and incorporated herein by reference.

The table below reflects the amount of compensation payable to Mr. Stone in the event of termination of his employment or a liquidity event (as defined in our 2006 equity incentive plan). The amounts shown assume that such termination was effective as of December 31, 2010, and thus include amounts earned through such time and are estimates of the amounts that would be paid out to him upon his termination. The actual amounts to be paid out, if any, can only be determined at the time of his separation.

	Without cause, for
	good reason
	(including certain
Payments to	changes of
William C. Stone	control) or		For cause or
upon termination	upon notice of		without	Liquidity
or liquidity event	non-renewal[1]		good reason[2]	event[3]		Disability		Death

Base salary	$1,500,000	[4]	$—	$—		$—		$—
Annual bonus	1,000,000	[5]	—	—		500,000	[6]	500,000	[6]
Stock options	1,266,767	[7]	—	2,533,535	[8]	1,266,767	[7]	1,266,767	[7]
Restricted stock	3,155,381	[9]	—	—		3,155,381	[9]	3,155,381	[9]
Health and welfare benefits	41,692	[10]	—	—		—		—
Tax gross up payment	3,294,569	[11]	—	—		—		—
Disability benefits	—		—	—		—		—
Life insurance proceeds	—		—	—		—
Total	10,258,409		$—	2,533,535		4,922,148		4,922,148

(1)	The definition of good reason in Mr. Stone’s employment agreement includes the occurrence of a change in control (as defined in Mr. Stone’s employment agreement) where (a) Carlyle exercises its bring-along rights in accordance with the stockholders agreement, and (b) Mr. Stone votes against the transaction in his capacity as a stockholder.

(2)	In the event that Mr. Stone’s employment is terminated for cause or without good reason, he will be entitled to unpaid base salary through the date of the termination, payment of any annual bonus earned with respect to a completed fiscal year of SS&C that is unpaid as of the date of termination and any benefits due to him under any employee benefit plan, policy, program, arrangement or agreement.

(3)	Liquidity event is defined in Mr. Stone’s option agreements governing options granted under our 2006 equity incentive plan. The consummation of this offering will not constitute a liquidity event under this definition. Time-based options will become fully vested and exercisable immediately prior to the effective date of a liquidity event. Performance-based options will vest in whole or in part immediately prior to the effective date of a liquidity event if proceeds from the liquidity event equal or exceed a certain target. The payments in this column assume the liquidity event will generate sufficient proceeds to accelerate in full the performance-based options.

(4)	Consists of 200% of 2010 base salary payable promptly upon termination.

(5)	Consists of 200% of $500,000, the minimum annual bonus specified for Mr. Stone in his employment agreement.

(6)	Consists of a cash payment equal to the amount of Mr. Stone’s annual bonus for 2010, payable within 60 business days of termination. The amount of Mr. Stone’s 2010 annual bonus has not yet been determined. The figure used for the 2010 annual bonus is $500,000, the minimum annual bonus specified for Mr. Stone in his employment agreement.

(7)	Vesting acceleration with respect to unvested options to purchase an aggregate of 139,179 shares of our common stock, which is equal to 50% of all unvested options held by Mr. Stone on December 31, 2010, calculated based on the difference between the respective exercise price of the options and $20.51 (the closing price of our common stock on The Nasdaq Global Select Market on December 31, 2010).

(8)	Vesting acceleration with respect to unvested options to purchase an aggregate of 278,359 shares of our common stock, which is equal to 100% of all unvested options held by Mr. Stone on December 31, 2010, calculated based on the difference between the respective exercise price of the options and $20.51 (the closing price of our common stock on The Nasdaq Global Select Market on December 31, 2010).

(9)	Based on the vesting of 153,846 unvested shares of our Class A non-voting common stock at $20.51 per share (the closing price of our common stock as reported by The Nasdaq Global Select Market on December 31, 2010).

(10)	Represents three years of coverage under SS&C’s medical, dental and vision benefit plans.

(11)	In the event that the severance and other benefits provided for in Mr. Stone’s employment agreement or otherwise payable to him in connection with a change in control constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and will be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then Mr. Stone shall receive (a) a payment from us sufficient to pay such excise tax, and (b) an additional payment from us sufficient to pay the excise tax and U.S. federal and state income taxes arising from the payments made by us to Mr. Stone pursuant to this sentence.

In accordance with Mr. Stone’s employment agreement, none of the severance payments described above will be paid during the six-month period following his termination of employment unless we determine, in our good faith judgment, that paying such amounts at the time or times indicated above would not cause him to incur an additional tax under Section 409A of the Internal Revenue Code (in which case such amounts shall be paid at the time or times indicated above). If the payment of any amounts are delayed as a result of the previous sentence, on the first day following the end of the six-month period, we will pay Mr. Stone a lump-sum amount equal to the cumulative amounts that would have otherwise been previously paid to him under his employment agreement. Thereafter, payments will resume in accordance with the above table.

Other named executive officers

Other than Mr. Stone, none of our named executive officers has any arrangement that provides for severance payments. Our 2006 equity incentive plan provides for vesting of stock options in connection with a liquidity event. Time-based options become fully vested and exercisable immediately prior to the effective date of a liquidity event, and a certain percentage of performance-based options vest immediately prior to the effective date of a liquidity event if proceeds from the liquidity event equal or exceed a certain target. The consummation of this offering will not constitute a liquidity event under the terms of the 2006 equity incentive plan.

As of December 31, 2010, Messrs. Boulanger, Pedonti and Whitman held the following unvested stock options that would have become fully vested upon a liquidity event, assuming that certain targets with respect to proceeds from the liquidity event were met.

	Number of shares
	underlying	Value of unvested
Name	unvested options (#)	options[1]

Normand A. Boulanger	198,156	$1,836,742
Patrick J. Pedonti	120,328	1,045,446
Stephen V.R. Whitman	72,675	608,400

(1)	The value of unvested options was calculated by multiplying the number of shares underlying unvested options by $20.51 (the closing price of our common stock as reported on The NASDAQ Global Select Market on December 31, 2010) and then deducting the aggregate exercise price for these options.

Director compensation

None of our directors, except Messrs. Etherington and Michael receives compensation for serving as a director. Messrs. Etherington and Michael each receive an annual retainer fee of $25,000 and $2,500 for each board meeting attended in person. All of the directors are reimbursed for reasonable out-of-pocket expenses associated with their service on the board.

The following table contains information with respect to Mr. Etherington’s and Mr. Michael’s compensation received during the year ended December 31, 2010 for serving as a director.

2010 director compensation

	Fees Earned
	or Paid in
Name	Cash		Options Awards		Total

William Etherington	$37,500	[1]	—	[2]	$37,500
Jonathan E. Michael	32,500	[3]	101,788	[4]	134,288

(1)	For his service as a director, Mr. Etherington receives an annual retainer fee of $25,000 and $2,500 for each board meeting attended in person. Mr. Etherington was paid an aggregate of $35,000 for his service as a director in 2010, including $5,000 for board meetings that Mr. Etherington attended in person in 2009. Mr. Etherington earned $2,500 for attending a meeting in person in 2010 that will be paid in 2011.

(2)	Upon his election to the board of directors in 2006, Mr. Etherington was granted an option to purchase 21,250 shares of our common stock at an exercise price per share of $8.77. Such option was 100% vested on the date of grant.

(3)	For his service as a director, Mr. Michael receives an annual retainer fee of $25,000 and $2,500 for each board meeting attended in person. Mr. Michael was paid an aggregate of $30,000 for his service as a director in 2010. Mr. Michael earned $2,500 for attending a meeting in person in 2010 that will be paid in 2011.

(4)	Upon his election to the board of directors in 2010, Mr. Michael was granted an option to purchase 21,250 shares of our common stock at an exercise price per share of $15.29. Such option was 100% vested on the date of grant. The amount in this column reflect the aggregate grant date fair value of the option, computed in accordance with FASB Accounting Standards Topic 718. The assumptions used by us in the valuation of the option are set forth in Note 10 of the notes to our annual consolidated financial statements included elsewhere in this prospectus.

Limitation of liability and indemnification

Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breaches of their fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	voting or assenting to any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limitation of liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended.

As permitted by Delaware law, our certificate of incorporation also provides that:

•	we will indemnify our directors and officers to the fullest extent permitted by law;

•	we may indemnify our other employees and other agents to the same extent that we indemnify our officers and directors, unless otherwise determined by the board of directors; and

•	we will advance expenses to our directors and executive officers in connection with legal proceedings in connection with a legal proceeding to the fullest extent permitted by law.

The indemnification provisions contained in our certificate of incorporation are not exclusive.

In addition to the indemnification provided for in our certificate of incorporation, we have entered into indemnification agreements with each of our directors. Each indemnification agreement provides that we will indemnify the director to the fullest extent permitted by law for claims arising in his capacity as our director provided that he acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. In the event that we do not assume the defense of a claim against a director, we are required to advance his expenses in connection with his defense, provided that he undertakes to repay all amounts advanced if it is ultimately determined that he is not entitled to be indemnified by us.

We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against losses rising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provisions or otherwise as a matter of law.

Certain relationships and related transactions

Management agreement

TC Group, L.L.C. (an affiliate of Carlyle), Mr. Stone and SS&C Holdings entered into a management agreement on November 23, 2005, pursuant to which SS&C Holdings paid (1) TC Group, L.L.C. a fee of $5,233,516 for certain services provided by it to SS&C Holdings in connection with the Transaction and the financing of the Transaction and (2) Mr. Stone a fee of $2,266,484 in consideration of his commitment to contribute SS&C equity to SS&C Holdings pursuant to the contribution and subscription agreement between Mr. Stone and SS&C Holdings and as consideration for Mr. Stone’s agreement to enter into a long-term employment agreement with SS&C Holdings, including the non-competition provisions therein. The aggregate amount of these fees was allocated to Mr. Stone and TC Group, L.L.C. pro rata based on their respective ownership of SS&C Holdings following the consummation of the Transaction. SS&C Holdings also agreed to pay to TC Group, L.L.C. (1) an annual fee of $1.0 million for certain management services to be performed by it for SS&C Holdings following consummation of the Transaction and to reimburse TC Group, L.L.C. for certain out-of pocket expenses incurred in connection with the performance of such services and (2) additional reasonable compensation for other services provided by TC Group, L.L.C. to SS&C Holdings from time to time, including investment banking, financial advisory and other services with respect to acquisitions and divestitures by SS&C Holdings or sales of equity or debt interests of SS&C Holdings or any of its affiliates. The management agreement, which was amended in April 2008, terminated upon completion of our IPO.

Contribution and subscription agreement

On July 28, 2005, Mr. Stone and SS&C Holdings entered into a contribution and subscription agreement, which provided that, immediately prior to the closing date of the Transaction, Mr. Stone would contribute to SS&C Holdings 4,026,845 shares of SS&C common stock held by him in exchange for the issuance by SS&C Holdings to Mr. Stone of newly issued shares of common stock of SS&C Holdings, representing approximately 28% of the outstanding equity of SS&C Holdings. Mr. Stone and SS&C Holdings subsequently reached an understanding to allow Mr. Stone to reduce the number of shares of SS&C common stock that he would contribute to SS&C Holdings pursuant to the contribution and subscription agreement to 3,921,958 shares, with a value of approximately $146.1 million based on a per-share value of $37.25 (without giving effect to the 8.5-for-1 stock split of our common stock that was effected on March 10, 2010). Mr. Stone also agreed not to exercise any of his outstanding options to purchase SS&C common stock. Accordingly, pursuant to the merger agreement for the Acquisition, these options became vested and immediately exercisable on the closing date of the Transaction and were assumed by SS&C Holdings and converted into options to acquire common stock of SS&C Holdings. The value of these assumed options was approximately $18.9 million (calculated by multiplying the number of shares subject to each option by the amount, if any, by which $37.25 exceeded the exercise price of the options). The aggregate value of his contributed shares and options was $165.0 million and represented approximately 28% of the fully diluted outstanding equity of SS&C Holdings, after giving effect to the anticipated equity contributions by Carlyle.

Stockholders agreement

On November 23, 2005, Mr. Stone became a party to a stockholders agreement with SS&C Holdings, Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P., which includes restrictions on transfer as well as other provisions described below. The parties amended certain provisions of the stockholders agreement in April 2008 and March 2010.

Board of directors. Pursuant to the stockholders agreement our board of directors consists of seven members, with Mr. Stone occupying one seat and having the right to designate one of the remaining board members, with the stockholders affiliated with Carlyle having the right to designate four of the remaining board members, and with Mr. Stone and the stockholders affiliated with Carlyle collectively having the right to designate the remaining board member. Accordingly, Mr. Stone designated Normand A. Boulanger, and the stockholders affiliated with Carlyle designated Campbell R. Dyer, William A. Etherington, Allan M. Holt and Claudius E. Watts, IV as members of our board of directors. Mr. Stone and the stockholders affiliated with Carlyle designated Jonathan E. Michael as the seventh member of our board of directors. The number of board members which Carlyle is entitled to designate will be reduced (1) to three directors if the Carlyle holders hold less than 40% of our common stock, (2) to two directors if the Carlyle holders hold less than 30% of our common stock, and (3) to one director if the Carlyle holders hold less than 15% of our common stock. The number of board members which Mr. Stone is entitled to designate (including himself) will be reduced to one director if Mr. Stone holds less than 15% of our common stock. The Carlyle holders’ rights under the board of directors designation provisions of the stockholders agreement will terminate at such time as they hold less than 10% of our common stock. Mr. Stone’s rights under the board of directors designation provisions of the stockholders agreement will terminate at such time as he holds less than 10% of our common stock.

Bring-along rights. If any party to the stockholders agreement proposes to transfer 50% or more of all common stock held by the parties to the agreement to a third-party purchaser, then such transferring stockholder can require the other stockholders who are parties to the agreement to transfer their common stock on the same terms and conditions as the transferring holder.

Other rights. The stockholders agreement also contained certain tag-along and preemptive rights which terminated upon completion of our IPO.

Service provider stockholders agreement

On November 23, 2005, all of our members of management (other than Mr. Stone) and all employee option holders whose SS&C options were converted into options to acquire common stock of SS&C Holdings became parties to a service provider stockholders agreement with Carlyle Partners IV, L.P., CP IV Coinvestment, L.P. and SS&C Holdings. In addition, substantially all holders of options to purchase common stock of SS&C Holdings have subsequently become parties to the agreement. SS&C Holdings and the Carlyle stockholders amended certain provisions of the service provider stockholders agreement in April 2008. Under the agreement, if the Carlyle holders propose to transfer 50% or more of our outstanding common stock to a third-party purchaser, then the Carlyle holders can require the members of our management and employee option holders who are parties to the agreement to transfer their common stock and options on the same terms and conditions as the Carlyle holders (bring-along rights).

Registration rights agreement

On November 23, 2005, Mr. Stone became a party to a registration rights agreement with SS&C Holdings, Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P., which provides for certain registration rights. Under the registration rights agreement, either the Carlyle holders or

Mr. Stone can demand that we file a registration statement for all or a portion of their common stock. The Carlyle holders and Mr. Stone are also entitled to request that their shares be covered by a registration statement that we are otherwise filing with respect to common stock. These registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in certain registrations. For additional detail, see “Description of capital stock—Registration rights.”

Management rights agreement

Carlyle Partners IV, L.P., CP IV Coinvestment, L.P., SS&C Holdings and SS&C entered into a management rights agreement on November 23, 2005, pursuant to which Carlyle Partners IV, L.P. was granted (1) the right to nominate one director to serve as a member of the board of directors of SS&C Holdings and to appoint one non-voting board observer to the board of directors of SS&C, (2) reasonable access to the books and records of SS&C Holdings and SS&C and their subsidiaries and (3) the right to consult from time to time with the management of SS&C Holdings and SS&C and their subsidiaries at their respective place of business regarding operating and financial matters. The management rights agreement will terminate with respect to SS&C when SS&C Holdings and its affiliates no longer beneficially own any voting securities of SS&C. The management rights agreement will terminate with respect to SS&C Holdings when Carlyle Partners IV, L.P. and its affiliates no longer beneficially own any voting securities of SS&C Holdings.

Fund administration services agreement

On August 12, 2008, Walkers SPV Limited acting solely in its capacity as trustee of the Carlyle Series Trust and its classes or sub-trusts, Carlyle Loan Investment Ltd., CLP Cayman Holdco, Ltd., CCPMF Cayman Holdco, Carlyle Credit Partners Financing I, Ltd. (collectively, the “Funds”) and Carlyle Investment Management L.L.C. entered into a fund administration services agreement with SS&C. Pursuant to the agreement, the Funds appointed SS&C to act as administrator, registrar and transfer agent and to provide the Funds with certain fund administration services, including daily processing and reconciliation services, fund accounting services and unitholder services, and such ancillary services as are set forth in work requests that may be executed by the parties from time to time. The agreement became effective on July 1, 2008 and continued until December 31, 2010. The parties intend to extend the agreement and are continuing to operate under the terms of the agreement until an addendum is agreed upon. SS&C is paid a monthly charge based on annual rates derived from the net asset value of the Funds, subject to a minimum monthly fee. SS&C also receives certain hourly and other fees for any ancillary services that it provides under the agreement. Through December 31, 2010, the Funds paid an aggregate of $1,223,708 to us under the agreement.

Processing services agreement

On June 22, 2009, Carlyle Investment Management L.L.C. entered into a processing services agreement with SS&C. Pursuant to the agreement, SS&C provides investment accounting and data processing services. The agreement continues until June 22, 2011. SS&C will be paid a monthly charge based on annual rates derived from the net asset value of Carlyle Investment Management L.L.C., subject to a minimum monthly fee. SS&C will also receive other fees for certain ancillary services that it provides under the agreement. Through December 31, 2010, Carlyle Investment Management L.L.C. paid an aggregate of $494,783 to us under the agreement.

Acquisition of Tradeware

On December 31, 2009, SS&C acquired Tradeware Global Corp. through the merger of TG Acquisition Corp., a wholly-owned subsidiary of SS&C, with and into Tradeware, with Tradeware being the surviving company and a wholly-owned subsidiary of SS&C. At the closing of the Tradeware merger, SS&C (among other things) (i) paid an aggregate of approximately $21,500,000 to the former holders of Tradeware stock and options in exchange for their shares and options and (ii) deposited $1,000,000 into an escrow fund to secure certain obligations of former Tradeware common stock and option holders. Two former holders of Tradeware common stock, Carlyle Europe Venture Partners, L.P. (“CEVP, L.P.”) and CEVP Co-Investment, L.P. (“CEVP Co-Investment”), are investment funds affiliated with Carlyle. At the closing of the Tradeware Merger, CEVP, L.P. and CEVP Co-Investment received payments from SS&C of approximately $461,894 and $16,855, respectively, in exchange for their shares of Tradeware common stock. CEVP, L.P. and CEVP Co-Investment are eligible to receive up to approximately $36,740 and $1,341, respectively, in connection with the release of funds from escrow, if any.

Other transactions

John Stone, the brother of William C. Stone, is employed by SS&C as Vice President of Sales Management. In 2008, 2009 and 2010, John Stone was paid $142,000, $150,300 and $136,475, respectively, as salary and commissions related to his employment at SS&C.

Indemnification agreements

Our certificate of incorporation provides that we will indemnify our directors to the fullest extent permitted by Delaware law. In addition, we have entered into indemnification agreements with each of our directors that may be broader in scope than the specific indemnification provisions contained in the Delaware General Corporation Law. For more information regarding these agreements, see “Management—Limitation of liability and indemnification.”

Review, approval or ratification of transactions with related persons

Our board of directors has adopted written policies and procedures for the review of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000, and one of our executive officers, directors, director nominees or 5% stockholders (or their immediate family members), each of whom we refer to as a “related person,” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to our general counsel. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by our board’s audit committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chairman of the committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of our business;

•	whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to us of, the transaction; and

•	any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The committee may approve or ratify the transaction only if the committee determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, our best interests. The committee may impose any conditions on the related person transaction that it deems appropriate.

In addition to the transactions that are excluded by the instructions to the Securities and Exchange Commission’s related person transaction disclosure rule, our board has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

•	interests arising solely from the related person’s position as an executive officer of another entity (whether or not the person is also a director of such entity), that is a participant in the transaction, where (a) the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity and (b) the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction, and (c) the amount involved in the transaction equals less than the greater of $200,000 or 5% of the annual gross revenues of the company receiving payment under the transaction; and

•	a transaction that is specifically contemplated by provisions of our charter or bylaws.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by the compensation committee in the manner specified in its charter.

Executive compensation and stock option awards

Please see “Management” for information on the compensation of, and stock options granted to, our directors and executive officers.

Employment agreements

We have entered into an employment agreement with Mr. Stone as described in “Management—Employment and related agreements.”

Principal and selling stockholders

This table presents information concerning the beneficial ownership of the shares of our common stock as of December 31, 2010. The table also contains information about beneficial ownership, as adjusted to reflect the sale of common stock in this offering, assuming           shares of common stock are outstanding as of December 31, 2010 (which includes           shares to be sold by selling stockholders upon the exercise of outstanding options in connection with this offering) and                shares are outstanding immediately following the completion of this offering.

Specifically, the table reflects beneficial ownership information about:

•	each person we know to be the beneficial owner of more than 5% of the outstanding shares of common stock;

•	each of our directors and named executive officers;

•	all of our directors and executive officers as a group; and

•	each of our other selling stockholders.

Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Shares of common stock subject to options that are exercisable or exercisable within 60 days of December 31, 2010 are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The information in the table below with respect to each selling stockholder has been obtained from that selling stockholder. When we refer to the “selling stockholders” in this prospectus, we mean those persons listed in the table below as offering shares, as well as the pledgees, donees, assignees, transferees, successors and others who may hold any of the selling stockholders’ interest.

See “Certain relationships and related transactions” for a discussion of the material relationships between the Company and investment funds associated with Carlyle.

Unless otherwise noted below, the address of the persons and entities listed on the table is c/o SS&C Technologies Holdings, Inc., 80 Lamberton Road, Windsor, CT 06095.

	Shares beneficially			Shares beneficially
	owned prior to the			owned after the
	offering			offering
	Number	Percent	Shares Offered	Number	Percent

Beneficial Owner
5% Stockholders:
TCG Holdings, L.L.C.(1)	43,469,799	59.8%
William C. Stone(2)	18,674,081	24.6%

	Shares beneficially				Shares beneficially
	owned prior to the				owned after the
	offering				offering
	Number	Percent		Shares Offered	Number	Percent

Other Directors and Named Executive Officers:
Normand A. Boulanger(3)	1,301,617	1.8%
William A. Etherington(4)	31,250		*
Allan M. Holt(5)	—	—
Campbell R. Dyer(5)	—	—
Claudius (Bud) E. Watts IV(5)	—	—
Patrick J. Pedonti(6)	588,825		*
Stephen V. R. Whitman(7)	289,456		*
Jonathan E. Michael(8)	31,250		*
All directors and executive officers as a group (9 persons)(9)	20,916,479	26.8%

Other Selling Stockholders:
Rahul Kanwar(10)	191,518		*
Matthew Moffat(11)	57,374		*
Walid Nassereddine(12)	45,049		*

*	Represents less than one percent of the outstanding shares of common stock.

(1)	TC Group IV, L.P. is the sole general partner of Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P., the record holders of 41,782,345 and 1,687,454 shares of our common stock, respectively. TC Group IV Managing GP, L.L.C. is the sole general partner of TC Group IV, L.P. TC Group, L.L.C. is the sole managing member of TC Group IV Managing GP, L.L.C. TCG Holdings, L.L.C. is the sole managing member of TC Group, L.L.C. Accordingly, TC Group IV, L.P., TC Group IV Managing GP, L.L.C., TC Group, L.L.C. and TCG Holdings, L.L.C. each may be deemed owners of shares of our common stock owned of record by each of Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P. William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein are managing members of TCG Holdings, L.L.C. and, in such capacity, may be deemed to share beneficial ownership of shares of our common stock beneficially owned by TCG Holdings, L.L.C. Such individuals expressly disclaim any such beneficial ownership. The principal address and principal offices of TCG Holdings, L.L.C. and certain affiliates is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004-2505.

(2)	Includes 3,302,092 shares of our common stock subject to outstanding stock options exercisable on or within the 60-day period following December 31, 2010.

(3)	Consists of 1,301,617 shares of our common stock subject to outstanding stock options exercisable on or within the 60-day period following December 31, 2010.

(4)	Includes 21,250 shares of our common stock subject to outstanding stock options exercisable on or within the 60-day period following December 31, 2010.

(5)	Does not include 43,469,799 shares of our common stock held by investment funds associated with or designated by Carlyle. Messrs. Holt, Watts and Dyer are executives of Carlyle. They disclaim beneficial ownership of the shares held by investment funds associated with or designated by Carlyle.

(6)	Consists of 588,825 shares of our common stock subject to outstanding stock options exercisable on or within the 60-day period following December 31, 2010.

(7)	Consists of 289,456 shares of our common stock subject to outstanding stock options exercisable on or within the 60-day period following December 31, 2010.

(8)	Includes 21,250 shares of our common stock subject to outstanding options exercisable on or within the 60-day period following December 31, 2010.

(9)	Includes 5,524,490 shares of our common stock subject to outstanding stock options exercisable on or within the 60-day period following December 31, 2010.

(10)	Consists of 191,518 shares of our common stock subject to outstanding stock options exercisable on or within the 60-day period following December 31, 2010. Mr. Kanwar is one of our employees.

(11)	Consists of 57,374 shares of our common stock subject to outstanding stock options exercisable on or within the 60-day period following December 31, 2010. Mr. Moffat is one of our employees.

(12)	Consists of 45,049 shares of our common stock subject to outstanding stock options exercisable on or within the 60-day period following December 31, 2010. Mr. Nassereddine is one of our employees.

Description of certain indebtedness

Senior credit facilities

Overview

In connection with the Transaction, we entered into our senior credit facilities with J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC as co-lead arrangers and joint bookrunners, JPMorgan Chase Bank, N.A. as administrative agent, Wachovia Bank, National Association as syndication agent and Bank of America, N.A. as documentation agent.

The senior credit facilities consist of a revolving credit facility and term loan facility. The term loan facility has a principal amount of $275.0 million, of which the equivalent of $75.0 million ($17.0 million of which is denominated in U.S. dollars and $58.0 million of which is denominated in Canadian dollars) was drawn by SS&C Technologies Canada Corp., one of our Canadian subsidiaries as the Canadian borrower, on the closing date of the Transaction. The revolving credit facility has a principal amount of $75.0 million, of which $10.0 million was drawn on the closing date of the Transaction to pay a portion of the costs associated with the Transaction. The remainder is available for general corporate purposes, subject to certain conditions. In addition, the equivalent of up to $10.0 million of the revolving credit facility may be drawn in Canadian dollars either by us or the Canadian borrower. Our ability to draw under the revolving credit facility is conditioned upon, among other things, our continued compliance with covenants in the credit agreement, our ability to bring down the representations and warranties contained in the credit agreement and the absence of any default or event of default under the senior credit facilities.

Our revolving credit facility will mature on November 23, 2011, and the term loan facility will mature on November 23, 2012.

The term loan facility amortizes in nominal quarterly installments of 0.25% (initially $2.5 million per year) beginning on March 31, 2006 until maturity, whereby the final installment of the term loan facility will be paid on the maturity date in an amount equal to the aggregate unpaid principal amount.

In addition to the revolving credit facility and term loan facility described above, our senior credit facilities permit SS&C or the Canadian borrower to incur up to $100.0 million in total principal amount of additional term loan indebtedness, subject to certain exceptions.

Guarantees; security

The obligations under the senior credit facilities are secured and fully and unconditionally guaranteed jointly and severally by us and each of our material wholly-owned U.S. subsidiaries currently existing or that we may create or acquire, with certain exceptions as set forth in our credit agreement, pursuant to the terms of a separate guarantee and collateral agreement. The obligations of the Canadian borrower are secured and fully and unconditionally guaranteed jointly and severally by us and SS&C and each of its material wholly owned U.S. and Canadian subsidiaries currently existing or that we may create or acquire, with certain exceptions as set forth in our credit agreement, pursuant to the terms of a separate guarantee and collateral agreement.

Borrowings under the senior credit facilities, all guarantees thereof and SS&C’s obligations under related hedging agreements are secured by a perfected first priority security interest in: (1) all of SS&C’s capital stock and all of the capital stock or other equity interests held by SS&C, us and each of our existing and future U.S. subsidiary guarantors (subject to certain limitations for equity interests of foreign subsidiaries and other exceptions as set forth in the credit agreement); and (2) all of SS&C’s and our tangible and intangible assets and the tangible and intangible assets of each of our existing and future U.S. subsidiary guarantors, with certain exceptions as set forth in the credit agreement.

The Canadian borrower’s borrowings under the senior credit facilities and all guarantees thereof are secured by a perfected first priority security interest in: (1) all of SS&C’s capital stock and all of the capital stock or other equity interests held by SS&C, us and each of our existing and future U.S. and Canadian subsidiary guarantors, with certain exceptions as set forth in the credit agreement; and (2) all of SS&C’s and our tangible and intangible assets and the tangible and intangible assets of each of our existing and future U.S. and Canadian subsidiary guarantors, with certain exceptions as set forth in the credit agreement.

Interest rates and fees

Borrowings under the senior credit facilities that are denominated in U.S. dollars bear interest at a rate equal to the applicable margin plus, at our option, either: (1) a base rate determined by reference to the higher of (a) JPMorgan Chase Bank’s prime rate and (b) the federal funds rate plus 1/2 of 1%; or (2) a Eurocurrency rate on deposits in U.S. dollars for one-, two-, three- or six-month periods (or nine- or twelve-month periods if, at the time of the borrowing, all lenders agree to make such a duration available). Borrowings under the revolving credit facility that are denominated in Canadian dollars bear interest at the rate equal to the applicable margin plus a Eurocurrency rate on deposits in Canadian dollars for one-, two-, three- or six-month periods (or nine- or twelve-month periods if, at the time of the borrowing, all lenders agree to make such a duration available).

Borrowings by the Canadian borrower that are denominated in Canadian dollars bear interest at a rate equal to the applicable margin plus, at the Canadian borrower’s option, either at the Canadian dollar prime rate or the applicable banker’s acceptances discount rate. Borrowings by the Canadian borrower that are denominated in U.S. dollars bear interest at the rate equal to the applicable margin plus, at the Canadian borrower’s option, either (1) a base rate determined by reference to the higher of (a) a reference rate for determining interest rates on commercial loans denominated in U.S. dollars and (b) the federal funds rate plus 1/2 of 1%; or (2) a Eurocurrency rate on deposits in U.S. dollars for one-, two-, three- or six-month periods (or nine-or twelve-month periods if, at the time of the borrowing, all lenders agree to make such a duration available).

The applicable margin is subject to change depending on SS&C’s leverage ratio. We will also pay the lenders a commitment fee on the unused commitments under the revolving credit facility, which is payable quarterly in arrears. The commitment fee is subject to change depending on our leverage ratio.

Mandatory and optional repayment

Subject to exceptions for reinvestment of proceeds and other exceptions and materiality thresholds, we are required to prepay outstanding loans under the senior credit facilities with the net proceeds of certain asset dispositions, near-term tax refunds in certain circumstances and the incurrence of certain debt, and 50% of SS&C’s excess cash flow, subject to reduction to 25% and to 0% if certain leverage ratios are met.

We may voluntarily prepay loans or reduce commitments under the senior credit facilities, in whole or in part, subject to minimum amounts. If we prepay Eurocurrency rate loans other than at the end of an applicable interest period, we are required to reimburse lenders for their losses or expenses sustained as a result of such prepayment.

Covenants

The senior credit facilities contain negative and affirmative covenants affecting SS&C and its existing and future restricted subsidiaries, with certain exceptions set forth in the credit agreement. The senior credit facilities contain the following negative covenants and restrictions on, among others, the following:

•	liens;

•	sale-leaseback transactions;

•	debt;

•	dividends and other restricted payments;

•	redemptions and stock repurchases;

•	consolidations, mergers and acquisitions;

•	asset dispositions;

•	investments, loans and advances;

•	changes in line of business;

•	changes in fiscal year;

•	restrictive agreements with subsidiaries;

•	transactions with affiliates;

•	amendments or prepayments of subordinated indebtedness; and

•	speculative hedging agreements.

The senior credit facilities also require SS&C, and require its existing and future restricted subsidiaries, with certain exceptions set forth in the credit agreement, to meet certain financial covenants and ratios, particularly a leverage ratio and an interest coverage ratio.

The senior credit facilities contain the following affirmative covenants, among others:

•	delivery of financial and other information to the administrative agent;

•	notice to the administrative agent upon the occurrence of certain events of default, litigation and other material events;

•	conduct of business and maintenance of existence;

•	payment of material taxes and other governmental charges;

•	maintenance of properties, licenses and insurance;

•	access to books and records by the lenders;

•	compliance with applicable laws and regulations; and

•	further assurances and maintenance of collateral.

Events of default

The senior credit facilities specify certain events of default, including, among others: failure to pay principal, interest or fees, violation of covenants, material inaccuracy of representations and warranties, cross-defaults to material indebtedness, certain bankruptcy and insolvency events, certain material judgments, certain ERISA events, invalidity or subordination provisions, change of control and invalidity of guarantees or security documents.

11 3/4% senior subordinated notes due 2013

Overview

In November 2005, SS&C issued $205.0 million in aggregate principal amount of 11 3/4% Senior Subordinated Notes due 2013 pursuant to the terms of an indenture with Wells Fargo Bank, National Association, as trustee. In May 2010, using proceeds from our IPO, SS&C redeemed $71.75 million in principal amount of the 11 3/4% Senior Subordinated Notes due 2013 at a redemption price of 105.875% of the principal amount, plus accrued and unpaid interest on such amount to, but excluding, the date of redemption.

Guarantees and ranking

The notes are general unsecured senior subordinated obligations of SS&C that are subordinated in right of payment to all existing and future senior debt of SS&C, including the senior credit facilities. The notes are pari passu in right of payment to all future senior subordinated debt of SS&C. The notes are jointly and severally guaranteed on a senior subordinated basis by all existing and future direct and indirect domestic subsidiaries of SS&C that guarantee the obligations under the senior credit facilities or any of SS&C’s other indebtedness or the indebtedness of the guarantors.

Maturity and interest

The notes mature on December 1, 2013. Interest on the notes accrues at the rate of 11.75% per annum and is payable semi-annually in arrears on June 1 and December 1 of each year.

Optional redemption

The notes are redeemable, at SS&C’s option, in whole or in part, at any time on or after December 1, 2009 and prior to maturity at the applicable redemption prices set forth below (expressed as a percentage of principal amount), plus accrued and unpaid interest and liquidated damages, if any, to the relevant redemption date. Such redemption prices are set forth below, in each case if redeemed during the 12-month period commencing on December 1 of the applicable year:

Redemption Period	Price

2009	105.8750%
2010	102.9375%
2011 and thereafter	100.0%

Change of control

Upon a change of control, we are required to make an offer to redeem all of the notes at a redemption price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase.

Covenants

The indenture governing the notes contains covenants limiting, among other things, SS&C’s ability and the ability of its restricted subsidiaries to:

•	incur additional indebtedness;

•	sell assets, including capital stock of restricted subsidiaries;

•	agree to payment restrictions affecting SS&C’s restricted subsidiaries;

•	pay dividends;

•	make certain investments;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of SS&C’s assets;

•	enter into transactions with SS&C’s affiliates;

•	incur liens; and

•	designate any of SS&C’s subsidiaries as unrestricted subsidiaries.

The restrictive covenants in the indenture permit SS&C to pay dividends to us in an amount not to exceed in any fiscal year 6% of the net proceeds received by SS&C through a contribution to equity capital from such offering to enable us to pay dividends to our stockholders.

Events of default

The indenture governing the notes provides for customary events of default, including, among others: failure to pay principal, interest, fees or liquidated damages, violation of covenants, cross-defaults to material indebtedness, certain material judgments, invalidity of guarantees, and certain bankruptcy and insolvency events.

Description of capital stock

General

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, 5,000,000 shares of Class A non-voting common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, all of which preferred stock is undesignated. The following description of our capital stock and the provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to our certificate of incorporation and bylaws.

Common stock

As of December 31, 2010, there were 72,792,512 shares of our common stock outstanding and held of record by 24 stockholders, including 791,346 shares of our Class A non-voting common stock outstanding and held of record by one stockholder.

Holders of our common stock, other than holders of our Class A non-voting common stock, are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Class A non-voting common stock shall not be entitled to vote except as otherwise specifically required by law. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Each share of Class A non-voting common stock will automatically convert into one share of common stock upon (i) the expiration, with respect to the holder of Class A non-voting common stock, of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or the HSR Act, such that such holder could acquire shares of common stock issuable upon conversion of such holder’s shares of Class A non-voting common stock in compliance with the HSR Act, (ii) any other event, the occurrence of which results in the ability of a holder of Class A non-voting common stock to acquire the shares of common stock issuable upon conversion of the Class A non-voting common stock in compliance with the HSR Act or (iii) the sale, assignment, transfer or other disposition of such share of Class A non-voting common stock to a person or entity that would not be required to make a filing under the HSR Act to acquire an equal number of shares of common stock or for which the waiting period under the HSR Act applicable to such person acquiring an equal number of shares of common stock has expired.

Preferred stock

Under the terms of our certificate of incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Options

As of December 31, 2010, we had outstanding options to purchase an aggregate of 12,182,192 shares of common stock with a weighted-average exercise price of $8.51 per share, which includes           shares to be sold by selling stockholders upon the exercise of outstanding options in connection with this offering.

Registration rights

We entered into a registration rights agreement, dated as of November 23, 2005, as amended, with Mr. Stone, Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P. Under the registration rights agreement, certain holders of shares having registration rights can demand that we file a registration statement and all holders of shares having registration rights can request that their shares be covered by a registration statement that we are otherwise filing, as described below. These registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in certain registrations.

Demand Registration Rights. The holders of a majority of the common stock held by the Carlyle holders or Mr. Stone may request that we register all or a portion of their common stock for sale under the Securities Act. We must use our reasonable best efforts to effect the registration as requested, subject to our right to postpone such registration if we determine that such registration would be materially detrimental to us or our stockholders or if our board of directors determines in its good faith judgment that the registration would have an adverse effect on a then contemplated public offering of our common stock. A holder’s right to demand registration of shares is subject to the right of the underwriters to limit the number of shares included in the offering. We are required to effect four of these registrations, in the case of the Carlyle holders, and three of these registrations, in the case of Mr. Stone. We are not obligated to effect more than three of these registrations in any year. No registration will count towards such numerical limitations, however, if any shares of common stock requested to be registered are cut back by the underwriters of an offering. Neither the Carlyle holders nor Mr. Stone is entitled to make a registration request if such holder owns less than 5% of our common stock held collectively by the Carlyle holders and Mr. Stone.

Piggy-back Registration Rights. In addition, if at any time we register any shares of common stock, the holders of all shares having registration rights are entitled to notice of the registration and to include all or a portion of their common stock in the registration. We must use our reasonable best efforts to effect the registration as requested, unless we determine for any reason not to proceed with the proposed registration of the securities to be sold by us.

We will pay all registration expenses, other than underwriting discounts and selling commissions, related to any demand or piggyback registration, including the fees and expenses of one counsel selected by the selling stockholders. The registration rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions in the registration statement attributable to them.

Corporate opportunities

Our certificate of incorporation provides that Carlyle Partners IV, L.P., CP IV Coinvestment, L.P. and their respective affiliates have no obligation to offer us an opportunity to participate in business opportunities presented to such investment funds affiliated with Carlyle or their respective officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries even if the opportunity is one that we might reasonably have pursued, and that neither such investment funds affiliated with Carlyle nor their respective officers, directors, agents, stockholders, members, partners, affiliates or subsidiaries will be liable to us or our stockholders for breach of any duty by reason of any such activities unless, in the case of any person who is a director or officer of our company, such business opportunity is offered to such director or officer in writing solely in his or her capacity as an officer or director of our company. Stockholders will be deemed to have notice of and consented to this provision of our certificate of incorporation.

Anti-takeover provisions

Staggered Board. Our certificate of incorporation and bylaws divide our board of directors into three classes with staggered three-year terms. In addition, our certificate of incorporation and bylaws provide that directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors; provided that for so long as any of our stockholders has a contractual right with us to remove a director, such director may be removed, with or without cause, by the holders that have the contractual right to remove such director by the affirmative vote of at least a majority of the votes that all such holders would be entitled to cast in an annual election of directors. Under our certificate of incorporation and bylaws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office; provided that for so long as any of our stockholders has a contractual right with us to fill a specified vacancy in the board of directors, such specified vacancy shall be filled by the holders that have the contractual right to remove such director by the affirmative vote of at least a majority of the votes that all such holders would be entitled to cast in an annual election of directors. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our certificate of incorporation and bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting. Our certificate of incorporation and bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our chairman of the board, our chief executive officer or our board of directors. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Action by Written Consent. Our certificate of incorporation and bylaws provide that action may be taken by written consent of stockholders only for so long as William C. Stone, investment funds affiliated with Carlyle, and certain transferees of Carlyle collectively hold a majority of our outstanding common stock. After such time, any action taken by the stockholders must be effected at a duly called annual or special meeting. These provisions make it more procedurally difficult for a stockholder to place a proposal or nomination on the meeting agenda or to take action without a meeting, and therefore may reduce the likelihood that a stockholder will seek to take independent action to replace directors or seek a stockholder vote with respect to other matters that are not supported by management.

Super-Majority Voting. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended or repealed by a majority vote of our board of directors or the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors. In addition, the affirmative vote of the holders of at least two-thirds of the votes which all our stockholders would be entitled to cast in an election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described in the prior two paragraphs.

Authorized But Unissued Shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NASDAQ Stock Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Takeover Statute. We have opted out of Section 203 of the Delaware General Corporation Law, which would have otherwise imposed additional requirements regarding mergers and other business combinations.

Transfer agent and registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

NASDAQ Global Select Market listing

Our common stock is listed on the NASDAQ Global Select Market under the trading symbol “SSNC.”

Shares eligible for future sale

Future sales of substantial amounts of our common stock in the public market, or the availability of such shares for sale, could adversely affect the market price of our common stock. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on 72,792,512 shares of common stock outstanding as of December 31, 2010, upon completion of this offering           shares of common stock will be outstanding, reflecting           sold in this offering and assuming no exercise of options outstanding as of December 31, 2010, other than those options exercised by the selling stockholders for the purpose of selling shares in this offering. The 12,333,750 shares sold in our IPO, the 11,000,000 shares sold in this offering and any shares sold pursuant to the underwriters’ over-allotment exercise will generally be freely tradable without restriction or further registration under the Securities Act, except for any shares that may be acquired by any of our “affiliates” as that term is defined in Rule 144 under the Securities Act, which will be subject to resale limitations of Rule 144. The remaining           shares of our common stock outstanding will be restricted securities as a result of securities laws or lock-up agreements as described below. Following the expiration of the lock-up period, all shares will be eligible for resale in compliance with Rule 144 or Rule 701 under the Securities Act.

Lock-up agreements

All of our directors and officers and certain other stockholders and holders of options to purchase shares of our common stock, who collectively owned 65,989,381 shares of our common stock (including vested options and the shares of our common stock to be sold by selling stockholders in this offering) as of the date of this prospectus, have agreed that, without the prior written consent of J.P. Morgan Securities LLC, they will not, subject to limited exceptions, during the period ending 90 days after the date of this prospectus, subject to extension in specified circumstances:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

These agreements are subject to certain exceptions, and also subject to extensions for up to an additional 34 days, as described in the section of this prospectus entitled “Underwriting.”

Upon the expiration of the applicable lock-up periods, all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

Affiliate resales of restricted securities

In general, under Rule 144, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume in our common stock on the NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the Securities and Exchange Commission and the NASDAQ concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-affiliate resales of restricted securities

In general, under Rule 144, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Stock options

We have registered on registration statements on Form S-8 under the Securities Act 17,034,258 shares of our common stock issued or reserved for issuance under our equity incentive plans plus shares issuable upon exercise of outstanding options. As of the date of this prospectus, we have granted options to purchase           shares of our common stock, of which           shares are vested and exercisable. Subject to the expiration of any lock-up restrictions described above and following the completion of any applicable vesting periods, shares of our common stock issuable upon the exercise of options granted or to be granted under our equity incentive plans will be freely tradable without restriction under the Securities Act, unless such shares are held by any of our affiliates.

Registration rights

Upon the closing of this offering, the holders of           shares of common stock or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of capital stock–Registration rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

Certain material U.S. federal tax considerations

The following is a general discussion of the material U.S. federal income and estate tax considerations applicable to U.S. and non-U.S. holders with respect to their ownership and disposition of shares of our common stock. This discussion is for general information only and is not tax advice. Accordingly, all prospective holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock. For purposes of this discussion, a “U.S. holder” is a beneficial owner of our common stock that is (i) an individual citizen or resident of the United States; (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if it (A) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock (other than a partnership or any other entity that is treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, which we refer to as the Internal Revenue Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, in effect as of the date of this prospectus, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to holders described in this prospectus. We assume in this discussion that a holder holds shares of our common stock as a capital asset, which is generally property held for investment.

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular holder in light of that holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a holder and does not address the special tax rules applicable to particular holders, such as:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	regulated investment companies;

•	pension plans;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•	certain U.S. expatriates.

In addition, this discussion does not address the tax treatment of partnerships or persons who hold their common stock through partnerships or other pass-through entities for U.S. federal income tax purposes. If a partnership or other pass-through entity holds common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership or other pass-through entity. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of the acquisition, holding and disposing of our common stock through a partnership or other pass-through entity, as applicable.

There can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel with respect to the U.S. federal income or estate tax consequences to a holder of the purchase, ownership or disposition of our common stock.

U.S. holders

Distributions on our common stock

The following discussion is a summary of certain U.S. federal income tax considerations relevant to a U.S. holder of our common stock.

Distributions with respect to common stock, if any, will be includible in the gross income of a U.S. holder as ordinary dividend income to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any portion of a distribution in excess of current or accumulated earnings and profits would be treated as a return of the holder’s tax basis in its common stock and then as gain from the sale or exchange of the common stock. Under current law, if certain requirements are met, a maximum 15% U.S. federal income tax rate will apply to any dividends that are paid prior to January 1, 2013 to a U.S. holder of common stock who is an individual. Unless the reduced rate provision is extended by subsequent legislation, for tax years beginning on or after January 1, 2013, dividends will be taxed at regular ordinary income rates.

Dividend distributions to U.S. holders that are corporations may qualify for the 70% dividends received deduction, which we refer to as a DRD, which is generally available to corporations that own less than 20% of the voting power or value of the outstanding stock of the distributing U.S. corporation. A U.S. holder that is a corporation holding 20% or more of the distributing U.S. corporation may be eligible for an 80% DRD. No assurance can be given that we will have sufficient earnings and profits (as determined for U.S. federal income tax purposes) to cause any distributions to be eligible for a DRD. In addition, a DRD is available only if certain holding period and other taxable income requirements are satisfied.

Gain on sale, exchange or other disposition of our common stock

A U.S. holder of common stock will generally recognize gain or loss on the taxable sale, exchange or other disposition of such shares in an amount equal to the difference between such U.S. holder’s amount realized on the sale and its tax basis in the common stock sold. A U.S. holder’s amount realized generally is equal to the amount of cash and the fair market value of any property received in consideration of its common stock. The gain or loss generally is capital gain or loss if the U.S. holder holds the common stock as a capital asset, and long-term capital gain or loss if the common stock was held for more than one year at the time of disposition. Capital loss can generally only be used to offset capital gain (individuals may also offset excess capital losses against up to $3,000 of ordinary income per tax year). Under current law, long-term capital gain recognized by an individual U.S. holder prior to January 1, 2013 is subject to a maximum 15% U.S. federal income tax rate.

Additional tax on dividends and capital gains

For taxable years beginning after December 31, 2012, certain U.S. holders that are individuals, estates or trusts must pay up to an additional 3.8% tax on dividends and capital gains.

Non-U.S. holders

The following discussion is a summary of certain U.S. federal income tax considerations relevant to a non-U.S. holder of our common stock.

Distributions on our common stock

Distributions on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in its common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on sale, exchange or other disposition of our common stock.”

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence. If we determine, at a time reasonably close to the date of payment of a distribution on our common stock, that the distribution will not constitute a dividend because we do not anticipate having current or accumulated earnings and profits, we intend not to withhold any U.S. federal income tax on the distribution as permitted by U.S. Treasury Regulations. If we or another withholding agent withholds tax on such a distribution, a non-U.S. holder may be entitled to a refund of the tax withheld, which the non-U.S. holder may claim by timely filing a U.S. tax return with the IRS.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Internal Revenue Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing a U.S. tax return with the IRS.

Gain on sale, exchange or other disposition of our common stock

In general, a non-U.S. holder will not be subject to any U.S. federal income tax or withholding tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:

•	the gain is effectively connected with a U.S. trade or business and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained by such non-U.S. holder, in which case the non-U.S. holder generally will be taxed at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Internal Revenue Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on our common stock” also may apply;

•	the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the disposition, which may be offset by U.S. source capital losses of the non-U.S. holder, if any; or

•	we are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter), a “U.S. real property holding corporation” unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. If we are determined to be a U.S. real property holding corporation and the foregoing exception does not apply, then a purchaser will generally withhold 10% of the proceeds payable to a non-U.S. holder from a sale of our common stock and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Internal Revenue Code). Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

U.S. federal estate tax

Shares of our common stock that are owned or treated as owned at the time of death by an individual who is a citizen or resident of the United States, as specifically defined for

U.S. federal estate tax purposes, will be included in the individual’s gross estate for U.S. federal estate tax purposes.

Shares of our common stock that are owned or treated as owned at the time of death by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, are considered U.S. situs assets and will be included in the individual’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Backup withholding and information reporting

We will report to holders of our common stock and the IRS the amount of dividends paid during each calendar year, if any, and the amount of any tax withheld. All distributions to holders of our common stock are subject to any applicable withholding. Under U.S. federal income tax law, interest, dividends and other reportable payments may, under certain circumstances, be subject to “backup withholding” at the applicable rate (currently 28%). Backup withholding generally applies to a U.S. holder if the holder (i) fails to furnish its social security number or other taxpayer identification number (“TIN”), (ii) furnishes an incorrect TIN, (iii) fails to properly report interest or dividends, or (iv) under certain circumstances, fails to provide a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that it is a U.S. person that is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax and the appropriate information is timely supplied to the IRS. Certain persons are exempt from backup withholding, including, in certain circumstances, corporations, financial institutions and non-U.S. holders (provided such non-U.S. holders comply with applicable certification procedures).

Information reporting and backup withholding also will generally apply to the proceeds of a disposition of our common stock by a U.S. holder or by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Underwriting

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Morgan Stanley & Co. Incorporated, Deutsche Bank Securities Inc., Needham & Company, LLC, Raymond James & Associates, Inc., Wells Fargo Securities, LLC and William Blair & Company, L.L.C. are the principal underwriters managing our offering. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Number of
Name	shares

J.P. Morgan Securities LLC
Morgan Stanley & Co. Incorporated
Deutsche Bank Securities Inc.
Needham & Company, LLC
Raymond James & Associates, Inc.
Wells Fargo Securities, LLC
William Blair & Company, L.L.C.

Total

The underwriters are committed to purchase all the common shares offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $      per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $      per share from the public offering price. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common shares offered in this offering.

The underwriters have an option to buy up to 1,650,000 additional shares of common stock from certain of the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock. The underwriting fee is $      per share.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional shares of common stock.

Total
	Per share	No exercise	Full exercise

Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $      million.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We and all of our directors and officers and certain other stockholders and holders of options to purchase shares of our common stock, who collectively owned           shares of our common stock (including vested options and the shares of our common stock to be sold by selling stockholders in this offering) as of the date of this prospectus, have agreed that, without the prior written consent of the representatives of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives of the underwriters, it will not, during the period ending 90 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock, other than with respect to this offering.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares to the underwriters;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

•	transfers of shares of common stock or any security convertible into our common stock as a bona fide gift;

•	transfers to family members or to trusts for the benefit of the stockholder or family members of the stockholder, in each case, for estate planning purposes;

•	distributions of shares of common stock or any security convertible into or exercisable for common stock to partners, members or equityholders of the stockholder;

•	a stockholder’s entry into, or amendment of, a written trading plan designed to comply with Rule 10b5-1 under the Exchange Act, provided that no sales are made pursuant to such trading plan during the restricted period and that the establishment of such plan will not result in any public filing or other public announcement of such plan by the locked-up party or us during the restricted period; or

•	the exercise of an option to purchase shares of common stock granted under a stock incentive plan or stock purchase plan described in this prospectus or the acceptance of restricted stock awards from us and the disposition of shares of restricted stock to us pursuant to the terms of such plan.

The 90-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 90-day restricted period we issue an earnings release or a material news event relating to us occurs; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’

over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and our subsidiaries, for which they received or will receive customary fees and expenses. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, is a lender and the administrative agent under our senior credit facilities, and Wells Fargo Bank, N.A., an affiliate of Wells Fargo Securities, LLC, is a lender and syndication agent under such credit facilities. JPMorgan Chase Bank, N.A. and Wells Fargo Bank, N.A. received customary compensation for its services in connection with the senior credit facilities.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running manager(s) for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Industry and market data

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

Legal matters

Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts, has passed upon the validity of the shares of common stock offered hereby. Goodwin Procter LLP, Boston, Massachusetts, has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

Experts

The financial statements as of December 31, 2008 and 2009 and for each of the three years in the period ended December 31, 2009 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where you can find additional information

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (File No. 333-       ) under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. We file periodic reports, proxy statements and other information with the Securities and Exchange Commission pursuant to the Exchange Act. You may read and copy these periodic reports, proxy statements and other information at the Public Reference Room of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.

SS&C Technologies Holdings, Inc.

SS&C Technologies Holdings, Inc. and subsidiaries
Condensed consolidated balance sheets
(unaudited)

	September 30,	December 31,
(in thousands, except per share data)	2010	2009

ASSETS
Current assets:
Cash and cash equivalents	$86,975	$19,055
Accounts receivable, net of allowance for doubtful accounts of $1,981 and $1,425, respectively	44,834	41,600
Prepaid expenses and other current assets	5,950	6,164
Prepaid income taxes	6,282	669
Deferred income taxes	1,467	1,780

Total current assets	145,508	69,268

Property and equipment:
Leasehold improvements	5,363	5,358
Equipment, furniture, and fixtures	28,754	25,915

	34,117	31,273
Less accumulated depreciation	(20,953)	(17,237)

Net property and equipment	13,164	14,036

Deferred income taxes	649	499
Goodwill (Note 10)	895,182	885,517
Intangible and other assets, net of accumulated amortization of $143,291 and $116,670, respectively	191,136	216,321

Total assets	$1,245,639	$1,185,641

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt (Note 6)	$1,719	$4,270
Accounts payable	2,666	4,804
Income taxes payable	—	703
Accrued employee compensation and benefits	12,654	14,693
Other accrued expenses	10,530	16,938
Interest payable	5,219	2,070
Deferred maintenance and other revenue	41,656	40,400

Total current liabilities	74,444	83,878
Long-term debt, net of current portion (Note 6)	288,685	392,989
Other long-term liabilities	13,570	12,779
Deferred income taxes	40,451	50,008

Total liabilities	417,150	539,654

Commitments and contingencies (Note 8)

Stockholders’ equity (Notes 3 and 4):
Common stock:
Class A non-voting common stock, $0.01 par value, 5,000 shares authorized; 791 shares issued and outstanding, of which 154 are unvested	6	—
Common stock, $0.01 par value, 100,000 shares authorized; 71,773 shares and 60,807 shares issued, respectively, and 71,285 shares and 60,400 shares outstanding, respectively	718	608
Additional paid-in capital	740,304	587,293
Accumulated other comprehensive income	23,743	16,436
Retained earnings	69,537	46,300

	834,308	650,637
Less: cost of common stock in treasury, 488 shares and 407 shares, respectively	(5,819)	(4,650)

Total stockholders’ equity	828,489	645,987

Total liabilities and stockholders’ equity	$1,245,639	$1,185,641

See accompanying notes to condensed consolidated financial statements.

SS&C Technologies Holdings, Inc. and subsidiaries
Condensed consolidated statements of operations
(unaudited)

	Nine months ended
	September 30,	September 30,
(in thousands, except per share data)	2010	2009

Revenues:
Software licenses	$17,629	$15,632
Maintenance	54,130	48,565
Professional services	15,384	14,872
Software-enabled services	155,652	120,801

Total revenues	242,795	199,870

Cost of revenues:
Software licenses	5,754	6,304
Maintenance	24,305	20,352
Professional services	10,243	10,659
Software-enabled services	82,137	65,079

Total cost of revenues	122,439	102,394

Gross profit	120,356	97,476

Operating expenses:
Selling and marketing	18,910	15,229
Research and development	23,486	19,593
General and administrative	19,165	14,683

Total operating expenses	61,561	49,505

Operating income	58,795	47,971
Interest expense, net	(23,818)	(27,791)
Other income (expense), net	653	(1,256)
Loss on extinguishment of debt	(5,480)	—

Income before income taxes	30,150	18,924
Provision for income taxes	6,913	5,928

Net income	$23,237	$12,996

Basic earnings per share	$0.34	$0.22

Basic weighted average number of common shares outstanding	67,919	60,378

Diluted earnings per share	$0.32	$0.21

Diluted weighted average number of common and common equivalent shares outstanding	71,499	63,132

See accompanying notes to condensed consolidated financial statements.

SS&C Technologies Holdings, Inc. and subsidiaries
Condensed consolidated statements of cash flows
(unaudited)

	Nine months ended September 30,
(in thousands)	2010	2009

Cash flow from operating activities:
Net income	$23,237	$12,996
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	30,356	26,707
Amortization of loan origination costs	2,896	1,724
(Gain) loss on sale or disposition of property and equipment	(1)	13
Deferred income taxes	(12,467)	(8,727)
Stock-based compensation expense	9,181	4,363
Provision for doubtful accounts	580	300
Changes in operating assets and liabilities, excluding effects from acquisitions:
Accounts receivable	(2,009)	2,594
Prepaid expenses and other assets	80	132
Accounts payable	(2,151)	(184)
Accrued expenses and other liabilities	90	3,491
Income taxes prepaid and payable	(2,392)	(2,224)
Deferred maintenance and other revenues	229	3,815

Net cash provided by operating activities	47,629	45,000

Cash flow from investing activities:
Additions to property and equipment	(3,265)	(1,192)
Proceeds from sale of property and equipment	51	3
Cash paid for business acquisitions, net of cash acquired	(11,372)	(10,327)
Additions to capitalized software and other intangibles	(171)	(46)
Net cash used in investing activities	(14,757)	(11,562)

Cash flow from financing activities:
Repayment of debt	(107,670)	(11,735)
Proceeds from common stock issuance, net of issuance costs	134,613	—
Proceeds from the exercise of stock options	5,880	1,991
Purchase of common stock for treasury	(1,169)	(2,216)
Income tax benefit related to exercise of stock options	3,453	—

Net cash provided by (used in) financing activities	35,107	(11,960)

Effect of exchange rate changes on cash and cash equivalents	(59)	1,684

Net increase in cash and cash equivalents	67,920	23,162
Cash and cash equivalents, beginning of period	19,055	29,299
Cash and cash equivalents, end of period	$86,975	$52,461

Supplemental disclosure of cash paid for:
Interest	$19,187	$19,861
Income taxes, net	$15,679	$16,689
Supplemental disclosure of non-cash investing activities:
See Note 9 for a discussion of acquisitions

See accompanying notes to condensed consolidated financial statements.

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to condensed consolidated financial statements
(unaudited)

SS&C Technologies Holdings, Inc. is our top-level holding company. SS&C Technologies, Inc., or “SS&C,” is our primary operating company and a wholly-owned subsidiary of SS&C Technologies Holdings, Inc. “We,” “us,” “our” and the “Company” mean SS&C Technologies Holdings, Inc. and its consolidated subsidiaries, including SS&C.

1.	Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). These accounting principles were applied on a basis consistent with those of the audited consolidated financial statements contained in SS&C Technologies Holdings, Inc.’s prospectus dated March 30, 2010 (“Prospectus”) and filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2010 pursuant to Rule 424(b) of the Securities Act of 1933, as amended, among others. In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal recurring adjustments, except as noted elsewhere in the notes to the condensed consolidated financial statements) necessary for a fair statement of its financial position as of September 30, 2010, the results of its operations for the nine months ended September 30, 2010 and 2009 and its cash flows for the nine months ended September 30, 2010 and 2009. These statements do not include all of the information and footnotes required by GAAP for annual financial statements. The financial statements contained herein should be read in conjunction with the audited consolidated financial statements and footnotes as of and for the year ended December 31, 2009, which were included in the Prospectus. The December 31, 2009 consolidated balance sheet data were derived from audited financial statements but do not include all disclosures required by GAAP for annual financial statements. The results of operations for the nine months ended September 30, 2010 are not necessarily indicative of the expected results for the full year. The results of operations for the nine months ended September 30, 2010 include an adjustment of $0.3 million to reduce income tax expense related to tax attributes of prior periods.

Reclassifications

Certain amounts in the prior year consolidated financial statements have been reclassified to be comparable with the current year presentation. These reclassifications have had no effect on net income, working capital or net equity.

2.	The Transaction

The Company acquired SS&C on November 23, 2005 through the merger of Sunshine Merger Corporation, a wholly owned subsidiary of the Company, into SS&C, with SS&C surviving the merger as a wholly-owned subsidiary of the Company (the “Transaction”).

3.	Equity and stock-based compensation

In April 2010, the Company authorized 5,000,000 shares of preferred stock with a $0.01 par value per share.

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to condensed consolidated financial statements
(unaudited)—(continued)

In April 2010, the Company completed the initial public offering (“IPO”) of its common stock at an offering price of $15.00 per share. The IPO included 8,225,000 newly issued shares of common stock and 2,500,000 existing shares of the Company’s common stock sold by selling stockholders. On April 13, 2010, the underwriters of the IPO purchased an additional 1,608,750 shares of the Company’s common stock to cover over-allotments. The Company received total net proceeds from the offering, including the sale of shares to cover over-allotments, of approximately $134.6 million, none of which relates to proceeds from the sale of shares by the selling stockholders or the aggregate exercise price of stock options exercised by selling stockholders.

In March 2010, the Company’s Board of Directors approved an 8.5-for-1 stock split of the Company’s common stock to be effected in the form of a stock dividend, effective as of March 10, 2010, and an increase in authorized shares to 100,000,000 shares of the Company’s common stock and 5,000,000 shares of the Company’s Class A non-voting common stock. All share data as it relates to this Form 10-Q for prior periods has been retroactively revised to reflect the stock split and increase in authorized shares.

In February 2010, the Company’s Board of Directors amended the 2006 equity incentive plan to provide for the conversion of the outstanding superior options granted under the plan into performance-based options that vest based on EBITDA performance in 2010 and 2011. For purposes of Note 3, references to EBITDA mean the Company’s Consolidated EBITDA, as further adjusted to exclude acquired EBITDA and cost savings. This amendment affected 1,680,868 outstanding options.

In February 2010, the Company’s Board of Directors established SS&C’s annual EBITDA target range for 2010. As of that date, the Company estimated the weighted-average fair value of the performance-based options that vest upon the attainment of the 2010 EBITDA target range to be $6.90 per share. In estimating the common stock value, the Company valued the Company using the income approach and the guideline company method. The Company used the following weighted-average assumptions to estimate the option value: expected term to exercise of 2.5 years; expected volatility of 43.0%; risk-free interest rate of 1.2%; and no dividend yield. Expected volatility is based on the historical volatility of selected companies from the Company’s peer group. Expected term to exercise is based on the Company’s historical stock option exercise experience, adjusted for the Transaction.

During the nine months ended September 30, 2010, the Company recorded total stock-based compensation expense of $9.2 million, of which $7.2 million related to the performance-based options based upon management’s assessment of the probability that the Company’s EBITDA for 2010 will meet or exceed the high end of the targeted range. The annual EBITDA target for 2011 will be determined by the Company’s Board of Directors at the beginning of 2011. Time-based options represented the remaining $2.0 million of compensation expense recorded during the nine months ended September 30, 2010.

During the nine months ended September 30, 2009, the Company recorded total stock-based compensation expense of $4.4 million, of which $1.7 million related to the performance-based options based upon management’s assessment of the probability that the Company’s EBITDA for

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to condensed consolidated financial statements
(unaudited)—(continued)

2009 would fall within the targeted range and $0.1 million related to the performance-based options that were immediately vested by the Company’s Board of Directors in February. Time-based options represented the remaining 2.6 million of compensation expense recorded during the nine months ended September 30, 2009.

The amount of stock-based compensation expense recognized in the Company’s condensed consolidated statements of operations for the nine months ended September 30, 2010 and 2009 was as follows (in thousands):

	Nine months ended September 30,
Statements of operations classification	2010	2009

Cost of maintenance	$231	$89
Cost of professional services	332	163
Cost of software-enabled services	1,924	875

Total cost of revenues	2,487	1,127
Selling and marketing	1,359	754
Research and development	924	467
General and administrative	4,411	2,015

Total operating expenses	6,694	3,236
Total stock-based compensation expense	$9,181	$4,363

A summary of stock option activity for the nine months ended September 30, 2010 is as follows:

Shares of
underlying options

Outstanding at January 1, 2010	12,737,559
Granted	2,154,135
Cancelled/forfeited	(182,330)
Exercised	(1,770,035)

Outstanding at September 30, 2010	12,939,329

4.	Comprehensive income

Items defined as comprehensive income, such as foreign currency translation adjustments and unrealized gains on interest rate swaps qualifying as hedges, are separately classified in the financial statements. The accumulated balance of other comprehensive income is reported separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. Total comprehensive income consists of net income and other accumulated comprehensive income disclosed in the equity section of the balance sheet.

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to condensed consolidated financial statements
(unaudited)—(continued)

The following table sets forth the components of comprehensive income (in thousands):

	Nine Months Ended
	September 30,
	2010	2009

Net income	$23,237	$12,996
Foreign currency translation gains	5,536	29,410
Change in unrealized loss on interest rate swaps, net of tax	1,771	1,021

Total comprehensive income	$30,544	$43,427

5.	Basic and diluted earnings per share

Earnings per share (“EPS”) is calculated in accordance with relevant accounting guidance as follows: Basic earnings per share includes no dilution and is computed by dividing income available to the Company’s common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of stock options using the treasury stock method. Common equivalent shares are excluded from the computation of diluted earnings per share if the effect of including such common equivalent shares is antidilutive because their assumed proceeds exceed the average fair value of common stock.

The following table sets forth the weighted average common shares used in the computation of basic and diluted earnings per share (in thousands):

	Nine months ended
	September 30,
	2010	2009

Weighted average common shares outstanding	67,919	60,378
Weighted average common stock equivalents—options	3,580	2,754

Weighted average common and common equivalent shares outstanding	71,499	63,132

Options to purchase 1,500,319 and 311,417 shares were outstanding for the nine months ended September 30, 2010 and 2009, respectively, but were not included in the computation of diluted earnings per share because the effect of including the options would be antidilutive.

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to condensed consolidated financial statements
(unaudited)—(continued)

6.	Debt

At September 30, 2010 and December 31, 2009, debt consisted of the following (in thousands):

	September 30,	December 31,
	2010	2009

Senior credit facility, revolving portion	$—	$2,000
Senior credit facility, term loan portion, weighted-average interest rate of 2.52% and 2.39%, respectively	157,072	190,032
11 3/4% senior subordinated notes due 2013	133,250	205,000
Capital leases	82	227

	290,404	397,259
Short-term borrowings and current portion of long-term debt	(1,719)	(4,270)

Long-term debt	$288,685	$392,989

Capitalized financing costs of $1.6 million and $1.7 million were amortized to interest expense during the nine months ended September 30, 2010 and 2009, respectively.

The estimated fair value of the Company’s senior subordinated notes due 2013 was $138.9 million and $217.3 million at September 30, 2010 and December 31, 2009, respectively. The carrying value of the Company’s senior credit facility approximates its fair value given the variable rate nature of the debt.

In April 2010, the Company issued a notice of redemption for $71.75 million in principal amount of its outstanding 11 3/4% senior subordinated notes due 2013 at a redemption price of 105.875% of the principal amount, plus accrued and unpaid interest on such amount to, but excluding, May 24, 2010, the day such redemption was completed. The Company recorded a loss on extinguishment of debt of $5.5 million in connection with the redemption, which includes the redemption premium of $4.2 million and $1.3 million of capitalized financing costs.

7.	Derivatives and Hedging Activities

The Company uses interest rate swap agreements to manage a portion of its floating rate debt and follows the provisions of the accounting standards for derivative instruments and hedging activities, which requires that all derivative instruments be recorded on the balance sheet at fair value.

Quarterly variable interest payments were recognized as an increase in interest expense as follows (in thousands):

	Nine months ended September 30,
	2010	2009

Interest rate swap	$3,352	$2,815

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to condensed consolidated financial statements
(unaudited)—(continued)

Changes in the fair value of the interest rate swaps are not included in earnings but are reported as a component of accumulated other comprehensive income (“AOCI”). For the nine months ended September 30, 2010 and 2009, the change in the fair value of the interest rate swaps was as follows (in thousands):

	Nine months ended
	September 30,
	2010	2009

Amount of gain recognized in AOCI, net of tax	$1,771	$1,021

The market value of the swaps recorded in AOCI may be recognized in the statement of operations if certain terms of the senior credit facility change, if the loan is extinguished or if the swap agreements are terminated prior to maturity. As of September 30, 2010, the Company held one receive-variable/pay-fixed interest rate swap with a notional value of $100.0 million, which expires on December 31, 2010.

The Company follows the provisions of the accounting standard for fair value measurements with respect to the valuation of its interest rate swap agreements. The fair value measurement standard clarifies how companies are required to use a fair value measure for recognition and disclosure by establishing a common definition of fair value, a framework for measuring fair value, and expanding disclosures about fair value measurements.

The accounting standard for fair value measurements and disclosure establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The Company determines the fair value of its interest rate swaps based on the amount at which each could be settled, which is referred to as the exit price. This price is based upon observable market assumptions and appropriate valuation adjustments for credit risk. The Company has categorized its interest rate swaps as Level 2. The fair value of the Company’s remaining interest rate swap was a liability of $1.1 million and $4.2 million at September 30, 2010 and December 31, 2009, respectively, which are included in other accrued expenses in the accompanying condensed consolidated financial statements.

As of December 31, 2009, the Company’s contingent consideration liability associated with TheNextRound, Inc. (“TNR”) of $1.0 million was measured at fair value using estimated future cash flows based on the potential payments of the liability based on the unobservable input of the estimated post-acquisition financial results of TNR through May 2011. During the nine months ended September 30, 2010, the Company reduced this liability to its current fair value of $0.2 million. The adjustment of $0.8 million was recorded to other income.

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to condensed consolidated financial statements
(unaudited)—(continued)

8.	Commitments and contingencies

From time to time, the Company is subject to legal proceedings and claims that arise in the normal course of its business. In the opinion of management, the Company is not involved in any litigation or proceedings by third parties that management believes could have a material adverse effect on the Company or its business.

9.	Acquisitions

On February 3, 2010, the Company purchased substantially all of the assets and related business associated with the Geller Investment Partnership Services (“GIPS”) division of Geller & Company LLC for approximately $12.2 million in cash, plus the assumption of certain liabilities. GIPS provides accounting and reporting, performance, tax, administrative and investor services for private equity funds, funds of hedge funds and limited partners that invest in alternative asset classes.

The net assets and results of operations of GIPS have been included in the Company’s consolidated financial statements from February 4, 2010. The purchase price was allocated to tangible and intangible assets based on their fair value at the date of acquisition. The fair value of the intangible assets, consisting of customer relationships and contracts, was determined using the income approach. Specifically, the discounted cash flows method was utilized for the contractual relationships. The intangible assets are amortized each year based on the ratio that the projected cash flows for the intangible asset bear to the total of current and expected future cash flows for the intangible asset. The contractual relationships are amortized over approximately six years, the estimated life of the asset. A portion of the purchase price was attributed to the settlement of a $1.0 million liability associated with the Company’s acquisition of TNR. The remainder of the purchase price was allocated to goodwill.

The following summarizes the preliminary allocation of the purchase price, net of the $1.0 million described above, for the acquisition of GIPS (in thousands):

Accounts receivable	$1,680
Tangible assets acquired, net of cash received	32
Acquired customer relationships and contracts	2,500
Goodwill	8,404
Deferred revenue	(1,126)
Other liabilities assumed	(118)

Consideration paid, net of cash received	$11,372

The Company reported revenues of $4.9 million from GIPS from the acquisition date through September 30, 2010. The following unaudited pro forma condensed consolidated results of operations are provided for illustrative purposes only and assume that the acquisitions of Evare, LLC (“Evare”), Unisys Corporation’s MAXIMIS software (“MAXIMIS”), TNR, Tradeware Global Corp (“Tradeware”), and GIPS occurred on January 1, 2009. This unaudited pro forma information (in thousands) should not be relied upon as being indicative of the historical results

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to condensed consolidated financial statements
(unaudited)—(continued)

that would have been obtained if the acquisition had actually occurred on that date, or of the results that may be obtained in the future.

	Nine months ended September 30,
	2010	2009

Revenues	$243,451	$229,581
Net income	$23,313	$15,067
Basic earnings per share	$0.34	$0.25
Basic weighted average number of common shares outstanding	67,919	60,378
Diluted earnings per share	$0.33	$0.24
Diluted weighted average number of common and common equivalent shares outstanding	71,499	63,132

10.	Goodwill

The change in carrying value of goodwill for the nine months ended September 30, 2010 was as follows (in thousands):

Balance at December 31, 2009	$885,517
2010 acquisition	8,404
Adjustments to previous acquisitions	(352)
Income tax benefit on rollover options exercised	(3,873)
Effect of foreign currency translation	5,486

Balance at September 30, 2010	$895,182

11.	Product and geographic sales information

The Company operates in one reportable segment. The Company attributes net sales to an individual country based upon location of the customer. The Company manages its business primarily on a geographic basis. The Company’s geographic regions consist of the United States, Canada, Americas excluding the United States and Canada, Europe, Asia Pacific and Japan. The European region includes European countries as well as the Middle East and Africa.

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to condensed consolidated financial statements
(unaudited)—(continued)

Revenues by geography were as follows (in thousands):

	Nine months ended
	September 30,
	2010	2009

United States	$164,791	$127,213
Canada	36,697	30,437
Americas excluding	4,962	5,924
United States and Canada
Europe	30,597	30,723
Asia Pacific and Japan	5,748	5,573

	$242,795	$199,870

Revenues by product group were as follows (in thousands):

	Nine months ended September 30,
	2010	2009

Portfolio management/accounting	$194,388	$163,716
Trading/treasury operations	29,810	17,455
Financial modeling	6,905	6,592
Loan management/accounting	3,263	3,271
Property management	3,451	3,818
Money market processing	3,100	2,894
Training	1,878	2,124

	$242,795	$199,870

12.	Recent accounting pronouncements

In October 2009, the FASB issued authoritative guidance related to multiple-deliverable revenue arrangements. This updated literature establishes the accounting and reporting guidance for arrangements including multiple revenue-generating activities. The standard provides amendments to the criteria for separating deliverables, measuring and allocating arrangement consideration to one or more units of accounting. The amendments in this standard also establish a selling price hierarchy for determining the selling price of a deliverable. Significantly enhanced disclosures are also required to provide information about a vendor’s multiple-deliverable revenue arrangements, including information about the nature and terms, significant deliverables, and its performance within arrangements. The amendments also require disclosure regarding the significant judgments made and changes to those judgments and regarding the effect of the application of the relative selling-price method on the timing or amount of revenue recognition. The Company adopted the new requirements upon the

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to condensed consolidated financial statements
(unaudited)—(continued)

effective date of the guidance and such adoption did not affect the Company’s results of operations, cash flows or financial position.

13.	Subsequent events

On October 1, 2010, the Company purchased all of the outstanding stock of thinkorswim Technologies, Inc. (“TOS”) from TD Ameritrade Holding Corporation for approximately $5.2 million in cash, plus the costs of effecting the transaction and the assumption of certain liabilities. TOS is an Internet-deployed trade order management system, execution system, and liquidity engine that provides connectivity to algorithmic trading systems. The net assets and results of operations of TOS will be included in the Company’s consolidated financial statements from October 1, 2010. The relevant business combination disclosures will be included in our financial statements once the preliminary accounting has been finalized.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of SS&C Technologies Holdings, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of stockholders’ equity present fairly, in all material respects, the financial position of SS&C Technologies Holdings, Inc. and its subsidiaries at December 31, 2009 and 2008 and the results of their operations and their cash flows for the years ended December 31, 2009, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule, Schedule I — condensed financial information of SS&C Technologies Holdings, Inc., presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements and financial statement schedule in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/  PricewaterhouseCoopers LLP

Hartford, Connecticut
February 22, 2010, except for Note 17(c), as to which the date is March 11, 2010

SS&C Technologies Holdings, Inc. and subsidiaries
Consolidated balance sheets

	December 31,	December 31,
(in thousands, except per share data)	2009	2008

ASSETS
Current assets:
Cash and cash equivalents	$19,055	$29,299
Accounts receivable, net of allowance for doubtful accounts of $1,425 and $1,444, respectively (Note 3)	41,600	38,318
Prepaid expenses and other current assets	6,164	4,327
Income taxes receivable	669	—
Deferred income taxes	1,780	3,777

Total current assets	69,268	75,721

Property and equipment:
Leasehold improvements	5,358	4,852
Equipment, furniture, and fixtures	25,915	20,978

	31,273	25,830
Less accumulated depreciation	(17,237)	(11,800)

Net property and equipment	14,036	14,030

Deferred income taxes	499	—
Goodwill	885,517	822,409
Intangible and other assets, net of accumulated amortization of $116,670 and $82,520, respectively	216,321	215,193

Total assets	$1,185,641	$1,127,353

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt (Note 6)	$4,270	$2,101
Accounts payable	4,804	1,821
Income taxes payable	703	4,898
Accrued employee compensation and benefits	14,693	13,640
Other accrued expenses	16,938	9,575
Interest payable	2,070	2,007
Deferred maintenance and other revenue	40,400	30,844

Total current liabilities	83,878	64,886
Long-term debt, net of current portion (Note 6)	392,989	406,625
Other long-term liabilities	10,764	11,977
Deferred income taxes (Note 5)	52,023	56,612

Total liabilities	539,654	540,100

Commitments and contingencies (Note 13)
Stockholders’ equity (Notes 4 and 10):
Common stock, $0.01 par value, 100,000 shares authorized; 60,807 shares and 60,545 shares issued, respectively and 60,400 shares and 60,350 shares outstanding, respectively	608	605
Additional paid-in capital	587,293	579,691
Accumulated other comprehensive income (loss)	16,436	(17,890)
Retained earnings	46,300	27,282

	650,637	589,688
Less: cost of common stock in treasury, 407 shares and 195 shares, respectively	(4,650)	(2,435)

Total stockholders’ equity	645,987	587,253

Total liabilities and stockholders’ equity	$1,185,641	$1,127,353

The accompanying notes are an integral part of these consolidated financial statements.

SS&C Technologies Holdings, Inc. and subsidiaries
Consolidated statements of operations

	Year ended December 31,
(in thousands)	2009	2008	2007

Revenues:
Software licenses	$20,661	$24,844	$27,514
Maintenance	66,099	65,178	61,910
Professional services	20,889	24,352	17,491
Software-enabled services	163,266	165,632	141,253

Total revenues	270,915	280,006	248,168

Cost of revenues:
Software licenses	8,499	9,198	9,616
Maintenance	27,559	26,854	26,038
Professional services	14,154	16,118	14,277
Software-enabled services	87,528	90,263	78,951

Total cost of revenues	137,740	142,433	128,882

Gross profit	133,175	137,573	119,286

Operating expenses:
Selling and marketing	20,362	19,566	19,701
Research and development	26,513	26,804	26,282
General and administrative	19,197	26,120	24,573

Total operating expenses	66,072	72,490	70,556

Operating income	67,103	65,083	48,730
Interest income	28	409	939
Interest expense	(36,891)	(41,539)	(45,463)
Other (expense) income, net	(1,418)	1,994	1,911

Income before income taxes	28,822	25,947	6,117
Provision (benefit) for income taxes (Note 5)	9,804	7,146	(458)

Net income	$19,018	$18,801	$6,575

Basic earnings per share	$0.31	$0.31	$0.11

Basic weighted average number of common shares outstanding	60,381	60,284	60,245

Diluted earnings per share	$0.30	$0.30	$0.10

Diluted weighted average number of common and common equivalent shares outstanding	63,653	63,700	63,382

The accompanying notes are an integral part of these consolidated financial statements.

SS&C Technologies Holdings, Inc. and subsidiaries
Consolidated statements of cash flows

	Year ended December 31,
(in thousands)	2009	2008	2007

Cash flow from operating activities:
Net income	$19,018	$18,801	$6,575
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	36,028	35,038	35,047
Stock compensation expense	5,607	7,323	10,979
Foreign exchange gains on debt	—	—	(768)
Amortization of loan origination costs	2,306	2,328	2,317
Equity losses in long-term investment	—	2,098	187
Loss on sale or disposition of property and equipment	13	1	105
Deferred income taxes	(8,861)	(7,368)	(6,115)
Provision for doubtful accounts	213	865	336
Changes in operating assets and liabilities, excluding effects from acquisitions:
Accounts receivable	3,360	(1,301)	(6,635)
Prepaid expenses and other assets	(284)	(2,742)	(1,723)
Income taxes receivable and payable	(5,236)	2,552	2,790
Accounts payable	1,549	(494)	101
Accrued expenses	1,646	1,581	10,745
Deferred maintenance and other revenue	4,493	2,973	3,116

Net cash provided by operating activities	59,852	61,655	57,057

Cash flow from investing activities:
Additions to property and equipment	(2,559)	(6,746)	(7,717)
Proceeds from sale of property and equipment	3	2	8
Cash paid for business acquisitions, net of cash acquired (Note 11)	(51,477)	(17,864)	(5,130)
Additions to capitalized software	(101)	—	—

Net cash used in investing activities	(54,134)	(24,608)	(12,839)

Cash flow from financing activities:
Cash received from other borrowings	2,000	—	5,200
Repayment of debt	(19,679)	(25,574)	(42,688)
Exercise of stock options	1,998	2,398	1
Income tax benefit related to exercise of stock options	—	—	89
Purchase of common stock for treasury	(2,215)	(2,357)	(10)

Net cash used in financing activities	(17,896)	(25,532)	(37,408)

Effect of exchange rate changes on cash	1,934	(1,391)	647

Net increase (decrease) in cash and cash equivalents	(10,244)	10,124	7,457
Cash and cash equivalents, beginning of period	29,299	19,175	11,718

Cash and cash equivalents, end of period	$19,055	$29,299	$19,175

Supplemental disclosure of cash paid (refunded) for:
Interest	$34,061	$38,505	$43,451
Income taxes, net	$23,512	$12,472	$(1,627)
Supplemental disclosure of non-cash investing activities:
See Note 11 for a discussion of acquisitions

The accompanying notes are an integral part of these consolidated financial statements.

SS&C Technologies Holdings, Inc. and subsidiaries
Consolidated statements of changes in stockholders’ equity
For the years ended December 31, 2009, 2008 and 2007

	Common Stock				Accumulated
	Number		Additional		Other		Total	Total
	of Issued		Paid-in	Retained	Comprehensive	Treasury	Stockholders’	Comprehensive
(in thousands)	Shares	Amount	Capital	Earnings	Income (loss)	Stock	Equity	Income (Loss)

Balance, at December 31, 2006	60,252	$603	$558,992	$1,906	$1,699	$(68)	$563,132
Net income	—	—	—	6,575	—	—	6,575	$6,575
Foreign exchange translation adjustment	—	—	—	—	34,490	—	34,490	34,490
Change in unrealized loss on interest rate swaps, net of tax	—	—	—	—	(2,574)	—	(2,574)	(2,574)

Total comprehensive income								$38,491

Stock-based compensation expense	—	—	10,979	—	—	—	10,979
Exercise of options	2	—	1	—	—	—	1
Purchase of common stock	—	—	—	—	—	(10)	(10)

Balance, at December 31, 2007	60,254	603	569,972	8,481	33,615	(78)	612,593
Net income	—	—	—	18,801	—	—	18,801	$18,801
Foreign exchange translation adjustment	—	—	—	—	(49,078)	—	(49,078)	(49,078)
Change in unrealized loss on interest rate swaps, net of tax	—	—	—	—	(2,427)	—	(2,427)	(2,427)

Total comprehensive loss								$(32,704)

Stock-based compensation expense	—	—	7,323	—	—	—	7,323
Exercise of options	291	2	2,396	—	—	—	2,398
Purchase of common stock	—	—	—	—	—	(2,357)	(2,357)

Balance, at December 31, 2008	60,545	605	579,691	27,282	(17,890)	(2,435)	587,253
Net income	—	—	—	19,018	—	—	19,018	$19,018
Foreign exchange translation adjustment	—	—	—	—	32,879	—	32,879	32,879
Change in unrealized loss on interest rate swaps, net of tax	—	—	—	—	1,447	—	1,447	1,447

Total comprehensive income								$53,344

Stock-based compensation expense	—	—	5,607	—	—	—	5,607
Exercise of options	262	3	1,995	—	—	—	1,998
Purchase of common stock	—	—	—	—	—	(2,215)	(2,215)

Balance, at December 31, 2009	60,807	$608	$587,293	$46,300	$16,436	$(4,650)	$645,987

The accompanying notes are an integral part of these consolidated financial statements.

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to consolidated financial statements

1.	Organization

SS&C Technologies Holdings, Inc. (“Holdings” or the “Company”) was incorporated in Delaware on July 26, 2005 and its principal activity is to hold its investment in SS&C Technologies, Inc. (“SS&C”). SS&C was acquired on November 23, 2005 through a merger transaction. The acquisition was accomplished through the merger of Sunshine Merger Corporation, a wholly owned subsidiary of Holdings (previously known as Sunshine Acquisition Corporation), into SS&C, with SS&C being the surviving company and a wholly owned subsidiary of Holdings (the “Transaction”).

The Company provides software products and software-enabled services to the financial services industry, primarily in North America. The Company also has operations in the U.K., the Netherlands, Malaysia, Ireland, Australia, the Netherlands Antilles and Japan. The Company’s portfolio of over 60 products and software-enabled services allows its clients to automate and integrate front-office functions such as trading and modeling, middle-office functions such as portfolio management and reporting, and back-office functions such as accounting, performance measurement, reconciliation, reporting, processing and clearing. The Company provides its products and related services in eight vertical markets in the financial services industry:

1. Insurance and pension funds;

2. Asset management;

3. Alternative investments;

4. Financial markets;

5. Commercial lending;

6. Real estate property management;

7. Municipal finance; and

8. Treasury, banks and credit unions.

2.	Summary of significant accounting policies

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, collectibility of accounts receivable, costs to complete certain contracts, valuation of acquired assets and liabilities, valuation of stock options, income tax accruals and the value of deferred tax assets. Estimates are also used to determine the remaining economic lives and carrying value of fixed assets, goodwill and intangible assets. Actual results could differ from those estimates.

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to consolidated financial statements—(continued)

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant accounts, transactions and profits between the consolidated companies have been eliminated in consolidation. Unconsolidated investments in entities over which we do not have control but have the ability to exercise influence over operating and financial policies are accounted for under the equity method of accounting. Earnings and losses from such investments are recorded on a pre-tax basis.

Revenue recognition

The Company’s payment terms for software licenses typically require that the total fee be paid upon signing of the contract. Maintenance services are typically due in full at the beginning of the maintenance period. Professional services and software-enabled services are typically due and payable monthly in arrears. Normally the Company’s arrangements do not provide for any refund rights, and payments are not contingent on specific milestones or customer acceptance conditions. For arrangements that do contain such provisions, the Company defers revenue until the rights or conditions have expired or have been met.

Unbilled accounts receivable primarily relates to professional services and software-enabled services revenue that has been earned as of month end but is not invoiced until the subsequent month, and to software license revenue that has been earned and is realizable but not invoiced to clients until future dates specified in the client contract.

Deferred revenue consists of payments received related to product delivery, maintenance and other services, which have been paid by customers prior to the recognition of revenue. Deferred revenue relates primarily to cash received for maintenance contracts in advance of services performed.

License revenue

The Company follows the principles of accounting standards relating to software revenue recognition, which provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions. Accounting standards require that revenue recognized from software transactions be allocated to each element of the transaction based on the relative fair values of the elements, such as software products, specified upgrades, enhancements, post-contract client support, installation or training. The determination of fair value is based upon vendor-specific objective evidence (“VSOE”). The Company recognizes software license revenues allocated to software products and enhancements generally upon delivery of each of the related products or enhancements, assuming all other revenue recognition criteria are met. In the rare occasion that a software license agreement includes the right to a specified upgrade or product, the Company defers all revenues under the arrangement until the specified upgrade or product is delivered, since typically VSOE does not exist to support the fair value of the specified upgrade or product.

The Company generally recognizes revenue from sales of software or products including proprietary software upon product shipment and receipt of a signed contract, provided that

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to consolidated financial statements—(continued)

collection is probable and all other revenue recognition criteria are met. The Company sells perpetual software licenses in conjunction with professional services for installation and maintenance. For these arrangements, the total contract value is attributed first to the maintenance arrangement based on its fair value, which is derived from stated renewal rates. The contract value is then attributed to professional services based on estimated fair value, which is derived from the rates charged for similar services provided on a stand-alone basis. The Company’s software license agreements generally do not require significant modification or customization of the underlying software, and, accordingly, implementation services provided by the Company are not considered essential to the functionality of the software. The remainder of the total contract value is then attributed to the software license based on the residual method.

The Company also sells term licenses ranging from one to seven years, some of which include bundled maintenance services. For those arrangements with bundled maintenance services, VSOE does not exist for the maintenance element and therefore the total fee is recognized ratably over the contractual term of the arrangement. The Company classifies revenues from bundled term license arrangements as both software licenses and maintenance revenues by allocating a portion of the revenues from the arrangement to maintenance revenues and classifying the remainder in software licenses revenues. The Company uses its renewal rates for maintenance under perpetual license agreements for the purpose of determining the portion of the arrangement fee that is classified as maintenance revenues.

The Company occasionally enters into license agreements requiring significant customization of the Company’s software. The Company accounts for the license fees under these agreements on the percentage-of-completion basis. This method requires estimates to be made for costs to complete the agreement utilizing an estimate of development man-hours remaining. Revenue is recognized each period based on the hours incurred to date compared to the total hours expected to complete the project. Due to uncertainties inherent in the estimation process, it is at least reasonably possible that completion costs may be revised. Such revisions are recognized in the period in which the revisions are determined. Provisions for estimated losses on uncompleted contracts are determined on a contract-by-contract basis, and are made in the period in which such losses are first estimated or determined.

Maintenance agreements

Maintenance agreements generally require the Company to provide technical support and software updates (on a when-and-if-available basis) to its clients. Such services are generally provided under one-year renewable contracts. Maintenance revenues are recognized ratably over the term of the maintenance agreement.

Professional services

The Company provides consulting and training services to its clients. Revenues for such services are generally recognized over the period during which the services are performed. The Company typically charges for professional services on a time and materials basis. However, some contracts are for a fixed fee. For the fixed-fee arrangements, an estimate is made of the total hours expected to be incurred to complete the project. Due to uncertainties inherent in

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to consolidated financial statements—(continued)

the estimation process, it is at least reasonably possible that completion costs may be revised. Such revisions are recognized in the period in which the revisions are determined. Revenues are recognized each period based on the hours incurred to date compared to the total hours expected to complete the project.

Software-enabled services

The Company’s software-enabled services arrangements make its software application available to its clients for processing of transactions. The software-enabled services arrangements provide an alternative for clients who do not wish to install, run and maintain complicated financial software. Under the arrangements, the client does not have the right to take possession of the software, rather, the Company agrees to provide access to its applications, remote use of its equipment to process transactions, access to client’s data stored on its equipment, and connectivity between its environment and the client’s computing systems. Software-enabled services arrangements generally have terms of two to five years and contain monthly or quarterly fixed payments, with additional billing for increases in market value of a client’s assets, pricing and trading activity under certain contracts.

The Company recognizes software-enabled services revenues on a monthly basis as the software-enabled services are provided and when persuasive evidence of an arrangement exists, the price is fixed or determinable and collectibility is reasonably assured. The Company does not recognize any revenue before services are performed. Certain contracts contain additional fees for increases in market value, pricing and trading activity. Revenues related to these additional fees are recognized in the month in which the activity occurs based upon the Company’s summarization of account information and trading volume.

Research and development

Research and development costs associated with computer software are charged to expense as incurred. Capitalization of internally developed computer software costs begins upon the establishment of technological feasibility based on a working model. Net capitalized software costs $0.1 million are included in the December 31, 2009 and 2008 balance sheets, respectively, under “Intangible and other assets”.

The Company’s policy is to amortize these costs upon a product’s general release to the client. Amortization of capitalized software costs is calculated by the greater of (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining estimated economic life of the product, including the period being reported on, typically two to six years. It is reasonably possible that those estimates of anticipated future gross revenues, the remaining estimated economic life of the product, or both could be reduced significantly due to competitive pressures. Amortization expense related to capitalized software development costs was $0.1 million for each of the years ended December 31, 2009, 2008 and 2007.

Stock-based compensation

Using the fair value recognition provisions of relevant accounting literature, stock-based compensation cost is measured at the grant date based on the value of the award and is

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to consolidated financial statements—(continued)

recognized as expense over the appropriate service period. Determining the fair value of stock-based awards requires considerable judgment, including estimating the expected term of stock options, expected volatility of the Company’s stock price, and the number of awards expected to be forfeited. In addition, for stock-based awards where vesting is dependent upon achieving certain operating performance goals, the Company estimates the likelihood of achieving the performance goals. Differences between actual results and these estimates could have a material effect on the Company’s financial results. A deferred income tax asset is recorded over the vesting period as stock compensation expense is recorded. The realizability of the deferred tax asset is ultimately based on the actual value of the stock-based award upon exercise. If the actual value is lower than the fair value determined on the date of grant, then there could be an income tax expense for the portion of the deferred tax asset that is not realizable.

Other income

Other income, net for 2009 consists primarily of foreign currency translation losses of $1.5 million. Other income, net for 2008 consists primarily of foreign currency translation gains of $4.0 million, partially offset by a $2.0 million loss relating to an investment in a private company which is accounted for under the equity method of accounting. Other income, net for 2007 consists primarily of foreign currency translation gains of $0.6 million, property tax refunds of $0.9 million and $0.4 million related to the favorable settlement of a liability accrued at the time of the Company’s acquisition of Financial Models in 2005.

Income taxes

The Company accounts for income taxes in accordance with the relevant accounting literature. An asset and liability approach is used to recognize deferred tax assets and liabilities for the future tax consequences of items that are recognized in its financial statements and tax returns in different years. A valuation allowance is established against net deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the net deferred tax assets will not be realized.

The Company accounts for uncertain tax positions using a two-step approach. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes.

Cash and cash equivalents

The Company considers all highly liquid marketable securities with original maturities of three months or less at the date of acquisition to be cash equivalents. The Company did not hold any cash equivalents at December 31, 2009 or 2008.

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to consolidated financial statements—(continued)

Property and equipment

Property and equipment are stated at cost. Depreciation of property and equipment is calculated using a combination of straight-line and accelerated methods over the estimated useful lives of the assets as follows:

Description	Useful life

Equipment	3-5 years
Furniture and fixtures	7-10 years
Leasehold improvements	Shorter of lease term or estimated useful life

Depreciation expense for the years ended December 31, 2009, 2008 and 2007 was $4.9 million, $4.9 million and $5.1 million, respectively.

Maintenance and repairs are expensed as incurred. The costs of sold or retired assets are removed from the related asset and accumulated depreciation accounts and any gain or loss is included in other income, net.

Registration costs

During the year ended December 31, 2009, the Company incurred a total of $0.7 million in professional fees and other costs related to the planned initial public offering of its common stock. These costs are recorded in prepaid expenses and other current assets in the consolidated balance sheet at December 31, 2009. The offering was filed on December 28, 2009. During the year ended December 31, 2008, the Company expensed a total of $1.6 million in costs, which are included in general and administrative expenses, that had been incurred related to the prior proposed initial public offering of its common stock as a result of uncertainty related to the planned offering. The Company withdrew that proposed offering in October 2008.

Goodwill and intangible assets

The Company tests goodwill annually on December 31st for impairment (and in interim periods if certain events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount). The Company has completed the required impairment tests for goodwill and has determined that no impairment existed as of December 31, 2009 or 2008. There were no indefinite-lived intangible assets as of December 31, 2009 or 2008.

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to consolidated financial statements—(continued)

The following table summarizes changes in goodwill (in thousands):

Balance at December 31, 2007	$860,690
2008 acquisition	8,937
Adjustments to previous acquisitions	2
Income tax benefit on Rollover options exercised	(578)
Effect of foreign currency translation	(46,642)

Balance at December 31, 2008	822,409
2009 acquisitions	30,123
Adjustments to previous acquisitions	(147)
Income tax benefit on Rollover options exercised	(118)
Effect of foreign currency translation	33,250

Balance at December 31, 2009	$885,517

Completed technology and other identifiable intangible assets are amortized over lives ranging from three to 15 years based on the ratio that current cash flows for the intangible asset bear to the total of current and expected future cash flows for the intangible asset. Amortization expense associated with completed technology and other amortizable intangible assets was $31.0 million, $30.0 million and $29.8 million for the years ended December 31, 2009, 2008 and 2007, respectively.

A summary of the components of intangible assets is as follows (in thousands):

	December 31,
	2009	2008

Customer relationships	$233,505	$207,757
Completed technology	68,166	58,046
Trade names	18,276	17,391
Other	2,299	2,016

	322,246	285,210
Less: accumulated amortization	(116,245)	(82,236)

	$206,001	$202,974

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to consolidated financial statements—(continued)

Total estimated amortization expense, related to intangible assets, for each of the next five years, as of December 31, 2009, is expected to approximate (in thousands):

Year ending December 31,

2010	$34,123
2011	32,345
2012	29,877
2013	27,263
2014	24,792

$148,400

Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the assets’ carrying value unlikely. An impairment loss would be recognized when the sum of the expected future undiscounted net cash flows is less than the carrying amount of the asset. The Company has identified no such impairment losses. Substantially all of the Company’s long-lived assets are located in the United States and Canada.

Concentration of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, cash equivalents, marketable securities, and trade receivables. The Company has cash investment policies that limit investments to investment grade securities. Concentrations of credit risk, with respect to trade receivables, are limited due to the fact that the Company’s client base is highly diversified. As of December 31, 2009 and 2008, the Company had no significant concentrations of credit.

International operations and foreign currency

The functional currency of each foreign subsidiary is the local currency. Accordingly, assets and liabilities of foreign subsidiaries are translated to U.S. dollars at period-end exchange rates, and capital stock accounts are translated at historical rates. Revenues and expenses are translated using the average rates during the period. The resulting translation adjustments are excluded from net earnings and accumulated as a separate component of stockholder’s equity. Foreign currency transaction gains and losses are included within other income (expense) in the results of operations in the periods in which they occur.

Derivative instruments

The Company uses derivative instruments, consisting of interest rate swaps, to manage interest rate risk associated with the variable interest rate on its bank credit facility. The Company’s objective in managing interest rate risk is to manage volatility in the effective cost of debt. The

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to consolidated financial statements—(continued)

Company accounts for its derivative instruments and hedging activities in accordance with relevant accounting standards and all derivative instruments are recorded at fair value.

In order for derivative instruments to qualify for hedge accounting, the underlying hedged item must expose the Company to risks associated with market fluctuations and the financial instrument used as a hedge must reduce the Company’s exposure to market fluctuation throughout the hedge period. If these criteria are not met, a change in the market value of the financial instrument is recognized as a gain or loss and is recorded as a component of interest expense in the period of change. The Company excludes the change in the time value of money when assessing the effectiveness of the hedging relationship. All derivatives are evaluated quarterly.

Derivative instruments entered into by the Company qualify for hedge accounting and are designated as cash flow hedges. Cash flow hedges are hedges of forecasted transactions or the variability of cash flows to be received or paid related to a recognized asset or liability. For cash flow hedge transactions, changes in the fair value of the derivative instrument are reported in other comprehensive income. The gains and losses on cash flow hedge transactions reported in other comprehensive income are effectively reclassified to earnings in the periods in which earnings are affected by the variability of the cash flows of the hedged item.

Net interest paid or received pursuant to the derivative instruments is included as a component of interest expense in the period. Pending interest settlements earned/incurred on derivative instruments held at the end of a period are also included as a component of interest expense and in the accompanying consolidated balance sheet. See Note 6 for further disclosure related to the Company’s derivative instruments.

Comprehensive income

Items defined as comprehensive income, such as foreign currency translation adjustments and unrealized gains (losses) on interest rate swaps qualifying as hedges, are separately classified in the financial statements. The accumulated balance of other comprehensive income is reported separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. Total comprehensive income consists of net income and other accumulated comprehensive income disclosed in the equity section of the balance sheet.

At December 31, 2009, the Company had a balance of $19.2 million in foreign currency translation gains and a balance of $2.8 million (net of taxes of $1.4 million) in unrealized losses on interest rate swaps. At December 31, 2008, the Company had a balance of $13.6 million in foreign currency translation losses and a balance of $4.3 million (net of taxes of $2.3 million) in unrealized losses on interest rate swaps.

Reclassifications

Certain amounts in prior year consolidated financial statements have been reclassified to be comparable with current year presentation. These reclassifications have had no effect on net income or net equity.

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to consolidated financial statements—(continued)

Recent accounting pronouncements

In October 2009, the Financial Accounting Standards Board (“FASB”) issued an authoritative literature update relating to multiple-deliverable revenue arrangements. This updated literature establishes the accounting and reporting guidance for arrangements including multiple revenue-generating activities. The standard provides amendments to the criteria for separating deliverables, measuring and allocating arrangement consideration to one or more units of accounting. The amendments in this standard also establish a selling price hierarchy for determining the selling price of a deliverable. Significantly enhanced disclosures are also required to provide information about a vendor’s multiple-deliverable revenue arrangements, including information about the nature and terms, significant deliverables, and its performance within arrangements. The amendments also require providing information about the significant judgments made and changes to those judgments and about how the application of the relative selling-price method affects the timing or amount of revenue recognition. These amendments are effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010. Early application is permitted. The Company is currently evaluating the impact of this new standard.

In June 2009, the FASB issued “The FASB Accounting Standards Codification (Codification) and the Hierarchy of GAAP”, which establishes the Codification as the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. SEC rules and interpretive releases are also sources of authoritative GAAP for SEC registrants. The Codification modifies the GAAP hierarchy to include only two levels of GAAP: authoritative and nonauthoritative. The Company adopted the Codification in July 2009 and its issuance did not affect the Company’s results of operations, cash flows or financial position since it is not intended to change or alter existing GAAP.

In May 2009, the FASB issued new accounting guidance related to the accounting and disclosures of subsequent events. This guidance establishes general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company adopted this guidance upon issuance and such adoption did not have a material impact on its results of operations, cash flows or financial position.

In April 2009, the FASB issued new accounting guidance related to interim disclosures about the fair values of financial instruments, which requires disclosures about fair value of financial instruments not measured on the balance sheet at fair value in interim financial statements as well as in annual financial statements. Prior to this, fair values for these assets and liabilities were only disclosed annually. This new accounting guidance requires all entities to disclose the method(s) and significant assumptions used to estimate the fair value of financial instruments. The Company adopted this guidance upon issuance and such adoption did not have a material impact on its results of operations, cash flows or financial position.

Basic and diluted earnings per share

Earnings per share is calculated in accordance with the relevant standards. Basic earnings per share includes no dilution and is computed by dividing income available to the Company’s

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to consolidated financial statements—(continued)

common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of stock options using the treasury stock method. Common equivalent shares are excluded from the computation of diluted earnings per share if the effect of including such common equivalent shares is antidilutive because their exercise prices exceed the fair value of common stock.

The following table sets forth the weighted average common shares used in the computation of basic and diluted earnings per share (in thousands):

	Year ended December 31,
	2009	2008	2007

Weighted average common shares outstanding—used in calculation of basic earnings per share	60,381	60,284	60,245
Weighted average common stock equivalents—options	3,272	3,416	3,137
Weighted average common and common equivalent shares outstanding—used in calculation of diluted earnings per share	63,653	63,700	63,382

Options to purchase 95,479, 82,807 and 0 shares were outstanding at December 31, 2009, 2008 and 2007, respectively, but were not included in the computation of diluted earnings per share because the effect of including the options would be antidilutive.

3.	Accounts receivable

Accounts receivable are as follows (in thousands):

	December 31,
	2009	2008

Accounts receivable	$30,838	$28,785
Unbilled accounts receivable	12,187	10,977
Allowance for doubtful accounts	(1,425)	(1,444)

Total accounts receivable	$41,600	$38,318

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to consolidated financial statements—(continued)

The following table represents the activity for the allowance for doubtful accounts during the years ended December 31, 2009, 2008 and 2007 (in thousands):

	Year ended December 31,
Allowance for doubtful accounts:	2009	2008	2007

Balance at beginning of period	$1,444	$1,223	$1,638
Charge to costs and expenses	213	865	336
Write-offs, net of recoveries	(313)	(524)	(812)
Other adjustments	81	(120)	61

Balance at end of period	$1,425	$1,444	$1,223

Management establishes the allowance for doubtful accounts based on historical bad debt experience. In addition, management analyzes client accounts, client concentrations, client creditworthiness, current economic trends and changes in the client’s payment terms when evaluating the adequacy of the allowance for doubtful accounts.

4.	Stockholders’ equity

At December 31, 2009, 100,000,000 shares of common stock were authorized and 60,807,379 and 60,400,052 shares of common stock were issued and outstanding, respectively. At December 31, 2008, 100,000,000 shares of common stock were authorized and 60,544,792 and 60,350,415 shares of common stock were issued and outstanding, respectively.

During the year ended December 31, 2009, the Company repurchased 212,950 shares of common stock at an average price of $10.40 per share. During the year ended December 31, 2008, the Company repurchased 185,809 shares of common stock at an average price of $12.68 per share.

5.	Income taxes

The sources of income before income taxes were as follows (in thousands):

	Year ended December 31,
	2009	2008	2007

U.S.	$9,749	$6,671	$(11,417)
Foreign	19,073	19,276	17,534

Income before income taxes	$28,822	$25,947	$6,117

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to consolidated financial statements—(continued)

The income tax provision (benefit) consists of the following (in thousands):

	Year ended December 31,
	2009	2008	2007

Current:
Federal	$8,334	$6,580	$460
Foreign	8,727	7,746	4,406
State	1,559	94	99

Total	18,620	14,420	4,965

Deferred:
Federal	(8,063)	(7,129)	(6,262)
Foreign	(1,902)	(1,602)	441
State	1,149	1,457	398

Total	(8,816)	(7,274)	(5,423)

Total	$9,804	$7,146	$(458)

The reconciliation between the expected tax expense and the actual tax provision (benefit) is computed by applying the U.S. federal corporate income tax rate of 35% to income before income taxes as follows (in thousands):

	Year ended December 31,
	2009	2008	2007

Computed “expected” tax expense	$10,087	$9,081	$2,141
Increase (decrease) in income tax expense resulting from:
State income taxes (net of federal income tax benefit)	1,775	1,008	321
Foreign operations	(2,258)	(2,333)	(1,883)
Rate change impact on tax liabilities	—	(581)	(1,536)
Uncertain tax positions	466	702	646
Other	(266)	(731)	(147)

Provision (benefit) for income taxes	$9,804	$7,146	$(458)

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to consolidated financial statements—(continued)

The components of deferred income taxes at December 31, 2009 and 2008 are as follows (in thousands):

	2009		2008
	Deferred	Deferred	Deferred	Deferred
	tax	tax	tax	tax
	assets	liabilities	assets	liabilities

Deferred compensation	$9,186	$—	$6,327	$—
Interest rate swap	1,736	—	2,382	—
Accrued expenses	1,720	—	898	—
Net operating loss carryforwards	1,449	—	5,512	—
Tax credit carryforwards	1,333	—	237	—
Purchased in-process research and development	1,002	—	1,251	—
Impaired investment interest	860	—	738	—
Other	454	—	—	345
Acquired technology	126	—	—	691
Property and equipment	—	932	—	468
Trade names	—	5,004	—	4,750
Other intangible assets	—	6,316	—	8,122
Customer relationships	—	54,156	—	51,232

Total	17,866	66,408	17,345	65,608
Valuation allowance	(1,202)	—	(4,572)	—

Total	$16,664	$66,408	$12,773	$65,608

At December 31, 2009, the Company has not accrued deferred income taxes of $12.2 million on unremitted earnings from non-U.S. subsidiaries as such earnings are expected to be reinvested overseas and used to service Canadian debt.

The reduction in net operating loss carryforwards of $4.1 million was attributable to the expiration of a certain domestic state net operating loss carryforwards of $53.4 million. At December 31, 2009, the Company had foreign net operating loss carryforwards other than Japan of $4.2 million, which are available to offset foreign income on an infinite carryforward basis. Japan’s net operating loss carryforward of $0.4 million begins to expire in 2010.

At December 31, 2009, the Company believes that the recorded domestic state income tax credit carryforward of $1.3 million will be utilized before the state income tax credit carryforward starts to expire in 2011.

The Company has recorded valuation allowances of $1.2 million and $4.6 million at December 31, 2009 and 2008 related to net operating loss carryforwards and tax credits in certain state and foreign jurisdictions. The reduction in the valuation allowance of $3.4 million was due primarily to the expiration of state net operating loss carryforwards.

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to consolidated financial statements—(continued)

The following table summarizes the activity related to the Company’s unrecognized tax benefits for the years ended December 31, 2009 and 2008 (in thousands):

Balance at January 1, 2008	$6,457
Increases related to current year tax positions	375
Lapse of statute of limitation	(19)
Foreign exchange translation adjustment	(1,020)

Balance at December 31, 2008	5,793
Increases related to current year tax positions	759
Settlements with tax authorities	(262)
Lapse of statute of limitation	(30)
Foreign exchange translation adjustment	723

Balance at December 31, 2009	$6,983

The Company accrued potential penalties and interest on the unrecognized tax benefits of $0.6 million and $0.3 million during 2009 and 2008, respectively, and has recorded a total liability for potential penalties and interest of $1.3 million and $0.5 million at December 31, 2009 and 2008, respectively. Unrecognized tax benefits of approximately $3.6 million are likely to be recognized within the next 12 months due to a lapse of the statute of limitation. These unrecognized tax benefits relate to deductions primarily claimed on tax returns that could be reclassified as capitalized acquisition costs. The Company’s unrecognized tax benefits as of December 31, 2009 relate to domestic and foreign taxing jurisdictions.

The Company is subject to examination by tax authorities throughout the world, including such major jurisdictions as the U.S., Canada, Connecticut and New York. In these major jurisdictions, the Company is no longer subject to examination by tax authorities for years prior to 2002, 2005, 2004 and 2004, respectively. The Company’s U.S. federal income tax returns are currently under audit for the tax periods ended December 31, 2003 and 2004 and November 23, 2005. The Company’s Canadian tax returns are currently under audit for tax periods ended December 31, 2006 and 2007.

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to consolidated financial statements—(continued)

6.	Debt, derivative instruments, and capital leases

At December 31, 2009 and 2008, debt consisted of the following (in thousands):

	2009	2008

Senior credit facility, revolving portion(A)	$2,000	$—
Senior credit facility, term loan portion, weighted-average interest rate of 2.39% and 3.54%, respectively(A)	190,032	203,726
11 3/4% senior subordinated notes due 2013(B)	205,000	205,000
Capital leases	227	—

	397,259	408,726
Short-term borrowings and current portion of long-term debt	(4,270)	(2,101)

Long-term debt	$392,989	$406,625

On November 23, 2005, in connection with the Transaction, the Company (i) entered into a new $350 million credit facility, consisting of a $200 million term loan facility with SS&C as the borrower, a $75 million-equivalent term loan facility with a Canadian subsidiary as the borrower ($17 million of which is denominated in U.S. dollars and $58 million of which is denominated in Canadian dollars) and a $75 million revolving credit facility, of which $10 million was immediately drawn ($5 million of which is denominated in U.S. dollars and $5 million of which is denominated in Canadian dollars) and (ii) issued $205 million aggregate principal amount of senior subordinated notes. The portion of the term loan facility denominated in Canadian dollars was $41.9 million and $36.5 million at December 31, 2009 and 2008, respectively. The Company capitalized financing costs of approximately $17.2 million associated with these facilities. Costs of $8.5 million associated with the credit facility are being amortized over a period of seven years. Costs of $8.7 million associated with the senior subordinated notes are being amortized over a period of eight years. Costs of $2.3 million were amortized to interest expense in each of the years ended December 31, 2009, 2008 and 2007. The unamortized balance of capitalized financing costs is included in intangible and other assets in the Company’s consolidated balance sheets.

(A)	Senior credit facilities

Borrowings under the senior credit facilities bear interest at either a floating base rate or a Eurocurrency rate plus, in each case, an applicable margin. In addition, the Company pays a commitment fee in respect of unused revolving commitments at a rate that will be adjusted based on its leverage ratio. The initial commitment fee rate is 0.5% per annum. The Company is obligated to make quarterly principal payments on the term loan of approximately $2.0 million per year. Subject to certain exceptions, thresholds and other limitations, the Company is required to prepay outstanding loans under its senior credit facilities with the net proceeds of certain asset dispositions and certain debt issuances and 50% of its excess cash flow (as defined in the agreements governing the senior credit facilities), which percentage will be reduced based on the Company reaching certain leverage ratio thresholds.

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to consolidated financial statements—(continued)

The obligations under the senior credit facilities are guaranteed by all of SS&C’s existing and future wholly owned U.S. subsidiaries and by Holdings, with certain exceptions as set forth in the credit agreement. The obligations of the Canadian borrower are guaranteed by SS&C, each of its U.S. and Canadian subsidiaries and Holdings, with certain exceptions as set forth in the credit agreement. Obligations under the senior credit facilities are secured by a perfected first priority security interest in all of SS&C’s capital stock and all of the capital stock or other equity interests held by Holdings, SS&C and each of SS&C’s existing and future U.S. subsidiary guarantors (subject to certain limitations for equity interests of foreign subsidiaries and other exceptions as set forth in the credit agreement) and all of Holdings’ and SS&C’s tangible and intangible assets and the tangible and intangible assets of each of SS&C’s existing and future U.S. subsidiary guarantors, with certain exceptions as set forth in the credit agreement. The Canadian borrower’s borrowings under the senior credit facilities and all guarantees thereof are secured by a perfected first priority security interest in all of SS&C’s capital stock and all of the capital stock or other equity interests held by Holdings, SS&C and each of SS&C’s existing and future U.S. and Canadian subsidiary guarantors, with certain exceptions as set forth in the credit agreement, and all of Holdings’ and SS&C’s tangible and intangible assets and the tangible and intangible assets of each of SS&C’s existing and future U.S. and Canadian subsidiary guarantors, with certain exceptions as set forth in the credit agreement.

The senior credit facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, Holdings’, SS&C’s and most of SS&C’s subsidiaries’ ability to incur additional indebtedness, pay dividends and distributions on capital stock, create liens on assets, enter into sale and lease-back transactions, repay subordinated indebtedness, make capital expenditures, engage in certain transactions with affiliates, dispose of assets and engage in mergers or acquisitions. In addition, under the senior credit facilities, the Company is required to satisfy and maintain a maximum total leverage ratio and a minimum interest coverage ratio. As of December 31, 2009, the Company was in compliance with the financial and non-financial covenants.

The Company uses interest rate swap agreements to manage the floating rate portion of its debt portfolio. An interest rate swap is a contractual agreement to exchange payments based on underlying interest rates. In November 2005, the Company entered into three interest rate swap agreements which fixed the interest rates for $181.9 million of its variable rate debt. Two of the Company’s swap agreements, one denominated in U.S. dollars with a notional value of $50.0 million and one denominated in Canadian dollars with a remaining notional value of approximately $31.9 million U.S. dollars, expired on December 31, 2008. Under these agreements, the Company was required to pay the counterparty a stream of fixed interest payments of 4.71% and 3.93%, respectively, and in turn, receive variable interest payments based on LIBOR and the Canadian dollar Bankers’ Acceptances, respectively, from the counterparty. The Company’s third swap agreement is denominated in U.S. dollars, has a notional value of $100.0 million and expires on December 31, 2010. Under this agreement, the Company is required to pay the counterparty a stream of fixed interest payments of 4.78% and in turn, receive variable interest payments based on LIBOR (0.26% at December 31, 2009) from the counterparty. The net receipt or payment from the interest rate swap agreements is recorded in interest expense and increased net interest expense by $4.0 million and $1.9 million during the years ended December 31, 2009 and 2008, respectively, and decreased interest

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to consolidated financial statements—(continued)

expense by $1.2 million during the year ended December 31, 2007. The interest rate swaps are designated and qualify as cash flow hedges under relevant accounting guidance. As such, the swaps are accounted for as assets and liabilities in the consolidated balance sheet at fair value.

For the years ended December 31, 2009, 2008 and 2007, the Company recorded an unrealized gain of $1.4 million, and unrealized losses of $2.4 million and $2.6 million, respectively, net of tax, in other comprehensive income related to the change in fair value of the swaps. There is no income statement impact from changes in the fair value of the swap agreements as the hedges have been assessed to have no ineffectiveness. The fair value of the swaps recorded in other comprehensive income may be recognized in the statement of operations if certain terms of the senior credit facility change, if the loan is extinguished or if the swaps agreements are terminated prior to maturity.

(B)	11 3/4% Senior subordinated notes due 2013

The 11 3/4% senior subordinated notes due 2013 are unsecured senior subordinated obligations of SS&C that are subordinated in right of payment to all existing and future senior debt of SS&C, including the senior credit facilities. The senior subordinated notes will be pari passu in right of payment to all future senior subordinated debt of SS&C. The senior subordinated notes are jointly and severally fully and unconditionally guaranteed on an unsecured senior subordinated basis by all existing and future direct and indirect domestic subsidiaries of SS&C that guarantee the obligations under the senior credit facilities or any of SS&C’s other indebtedness or the indebtedness of the guarantors.

The senior subordinated notes are redeemable in whole or in part, at SS&C’s option, at any time at varying redemption prices that generally include premiums, which are defined in the indenture. In addition, upon a change of control, SS&C is required to make an offer to redeem all of the senior subordinated notes at a redemption price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest.

The indenture governing the senior subordinated notes contains a number of covenants that restrict, subject to certain exceptions, SS&C’s ability and the ability of its restricted subsidiaries to incur additional indebtedness, pay dividends, make certain investments, create liens, dispose of certain assets and engage in mergers or acquisitions. Although the indenture generally limits the ability of Holdings to obtain funds from its subsidiaries, whether by dividend or loan, the indenture permits SS&C, after an initial public offering of Holdings, to pay dividends to Holdings in an amount not to exceed in any fiscal year 6% of the net proceeds received by SS&C through a contribution to equity capital from such offering to enable Holdings to pay dividends to its stockholders. An event of default under the senior credit facility that leads to an acceleration of those amounts due also results in a default under the indenture governing the senior subordinated notes. As of December 31, 2009, SS&C was in compliance with the financial covenants.

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to consolidated financial statements—(continued)

At December 31, 2009, annual maturities of long-term debt and capital leases during the next five years and thereafter are as follows (in thousands):

Year ending December 31,

2010	$4,270
2011	2,022
2012	185,967
2013	205,000

$397,259

7.	Fair value measurements

The Company adopted the requirements of the Fair Value Measurements and Disclosure Topic as of January 1, 2008, with the exception of the application to non-recurring nonfinancial assets and nonfinancial liabilities, which was delayed and therefore adopted as of January 1, 2009. As of December 31, 2009, The Company does not have any significant nonfinancial assets and nonfinancial liabilities that are measured at fair value on a non-recurring basis.

Valuation Hierarchy. The authoritative guidance relating to fair value measurements and disclosure establishes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from or corroborated by observable market data through correlation. Level 3 inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following table provides the assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2009 and 2008 (in thousands):

Fair values at December 31, 2009	Level 1	Level 2	Level 3

Assets	$—	$—	$—
Liabilities:
Derivative financial instrument	$—	$4,159	$—
Contingent consideration	—	—	1,000

Total liabilities	$—	$4,159	$1,000

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to consolidated financial statements—(continued)

Fair values at December 31, 2008	Level 1	Level 2	Level 3

Assets	$—	$—	$—
Liabilities:
Derivative financial instrument	$—	$6,644	$—

Valuation Techniques. The Company determines the fair value of its interest rate swaps based on the amount at which it could be settled, or the exit price. This price is based upon observable market assumptions and appropriate valuation adjustments for credit risk. The Company has categorized its interest rate swaps as Level 2 of the valuation hierarchy based on inputs other than quoted prices in active markets that are either directly or indirectly observable. As of December 31, 2009 and 2008, there has not been any significant impact to the fair value of our derivative liability due to our own credit risk.

The Company’s contingent consideration liability was measured at fair value using estimated future cash flows based on the potential payments of the liability based on the unobservable input of the estimated post-acquisition financial results of TNR through May 2011 (see Note 11).

The carrying amounts and fair values of financial instruments at December 31, 2009 and 2008 are as follows (in thousands):

	2009		2008
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Financial liabilities:
Senior credit facility	$192,032	$192,032	$203,726	$203,726
11 3/4% Senior subordinated notes due 2013	205,000	217,300	205,000	180,154

The above fair values were computed based on comparable quoted market prices or an estimate of the amount to be paid to terminate or settle the agreement, as applicable. The fair values of cash and cash equivalents, accounts receivable, net, short-term borrowings, and accounts payable approximate the carrying amounts due to the short-term maturities of these instruments.

8.	Leases

The Company is obligated under noncancelable operating leases for office space and office equipment. Total rental expense was $9.7 million, $9.5 million and $9.0 million for the years ended December 31, 2009, 2008 and 2007, respectively. The lease for the corporate facility in Windsor, Connecticut expires in 2016. Future minimum lease payments under the Company’s

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to consolidated financial statements—(continued)

operating leases, excluding future sublease income, as of December 31, 2009, are as follows (in thousands):

Year ending December 31,

2010	$9,486
2011	7,482
2012	6,008
2013	4,537
2014	2,595
2015 and thereafter	3,851

$33,959

The Company subleases office space to other parties under noncancelable leases. The Company received rental income under these leases of $1.3 million, $1.4 million and $1.5 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Future minimum lease receipts under these leases as of December 31, 2009 are as follows (in thousands):

Year ending December 31,

2010	$1,257
2011	1,257
2012	1,257
2013	1,257
2014	210

$5,238

9.	Defined contribution plans

The Company has a 401(k) Retirement Plan (the “Plan”) that covers substantially all domestic employees. Each employee may elect to contribute to the Plan, through payroll deductions, up to 20% of his or her salary, subject to certain limitations. The Plan provides for a Company match of employees’ contributions in an amount equal to 50% of an employee’s contributions up to $3,000 per year. The Company offers employees a selection of various public mutual funds but does not include Company common stock as an investment option in its Plan.

During the years ended December 31, 2009, 2008 and 2007, the Company incurred $1.4 million, $1.3 million and $1.3 million, respectively, of matching contribution expenses related to this plan.

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to consolidated financial statements—(continued)

10.	Stock Option and Purchase Plans

In April 2008, the Company’s board of directors adopted, and its stockholders approved, an equity-based incentive plan (“the 2008 Plan”), which authorizes equity awards to be granted for up to 1,416,661 shares of the Company’s common stock. Under the 2008 Plan, which became effective in July 2008, the exercise price of awards is set on the grant date and may not be less than the fair market value per share on such date. Generally, awards expire ten years from the date of grant. The Company has not granted any options under the 2008 Plan.

In August 2006, the Company’s board of directors adopted the 2006 equity incentive plan (the “Plan”), which authorizes equity awards to be granted for up to 11,173,819 shares of the Company’s common stock. Under the Plan, the exercise price of awards is set on the grant date and may not be less than the fair market value per share on such date. Generally, awards expire ten years from the date of grant. The Company has granted both time-based and performance-based options under the Plan.

Time-based options granted upon adoption of the Plan vested 25% on November 23, 2006 and 1/36th of the remaining balance each month thereafter for 36 months. Time-based options granted thereafter generally vest 25% on the first anniversary of the grant date and 1/36th of the remaining balance each month thereafter for 36 months. All time-based options can vest upon a change in control, subject to certain conditions. Time-based options granted during 2009 and 2007 have a weighted-average grant date fair value of $3.34 and $4.18 per share, respectively, based on the Black-Scholes option pricing model. There were no time-based options granted during 2008. Compensation expense is recorded on a straight-line basis over the requisite service period, with the exception of the options granted upon adoption of the Plan, for which the first 25% was recorded between the grant date and November 23, 2006 to mirror the vesting. The fair value of time-based options vested during the years ended December 31, 2009, 2008 and 2007 was approximately $3.0 million, $3.4 million and $3.6 million, respectively. At December 31, 2009, there was approximately $1.1 million of unearned non-cash stock-based compensation related to time-based options that the Company expects to recognize as expense over a weighted average remaining period of approximately three years.

Certain performance-based options granted under the Plan vest upon the attainment of annual EBITDA targets for the Company during the five fiscal year periods following the date of grant. For purposes of Note 10 and Note 17, references to EBITDA mean the Company’s Consolidated EBITDA, as further adjusted to exclude acquired EBITDA and cost savings. EBITDA in excess of the EBITDA target in any given year shall be applied to the EBITDA of any previous year for which the EBITDA target was not met in full such that attainment of a prior year EBITDA target can be achieved subsequently. In the event all EBITDA targets of previous years were met in full, the excess EBITDA shall be applied to the EBITDA of future years. These performance-based options can also vest upon a change in control, subject to certain conditions. There were no such performance-based options granted during 2009 or 2008. Performance-based options of this type granted during 2007 have a weighted-average grant date fair value of $4.43 per share, respectively, based on the Black-Scholes option pricing model. Compensation expense is recorded at the time that the attainment of the annual and cumulative EBITDA targets becomes probable. In April 2007, the Company’s board of directors approved (i) the vesting, as of

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to consolidated financial statements—(continued)

April 18, 2007, of 50% of the performance-based options granted to the Company’s employees through March 31, 2007 that would have vested if the Company had met its EBITDA target for fiscal year 2006 (collectively, the “2006 Performance Options”); (ii) the vesting, conditioned upon the Company’s meeting its EBITDA target for fiscal year 2007, of the other 50% of the 2006 Performance Options; and (iii) the reduction of the Company’s EBITDA target for fiscal year 2007. The Company re-measured those awards using the Black-Scholes option-pricing model and assumptions reflecting current facts and circumstances as of the modification date. As of the modification date, the Company estimated the fair value of the modified performance-based options to be $5.35. In estimating the common stock value, the Company used several methods, including the income approach, guideline company method and comparable transaction method. The Company used the following assumptions to estimate the value of the modified performance-based options: expected term to exercise of 3.5 years; expected volatility of 41.0%; risk-free interest rate of 4.57%; and no dividend yield. Expected volatility is based on a combination of the Company’s historical volatility adjusted for the Transaction and historical volatility of the Company’s peer group. Expected term to exercise is based on the Company’s historical stock option exercise experience, adjusted for the Transaction. In March 2008, the Company’s board of directors approved (i) the vesting, conditioned upon the Company’s EBITDA for 2008 falling within the targeted range, of the 2006 and 2007 performance-based options that did not otherwise vest during 2006 or 2007, and (ii) the reduction of the Company’s annual EBITDA target range for 2008. As of that date, the Company estimated the weighted-average fair value of its performance-based options that vest upon the attainment of the 2008 EBITDA target range to be $4.83. In estimating the common stock value, the Company valued the Company using several methods, including the income approach, guideline company method and comparable transaction method. The Company used the following weighted-average assumptions to estimate the option value: expected term to exercise of 2.5 years; expected volatility of 26.0%; risk-free interest rate of 1.735%; and no dividend yield. Expected volatility is based on the historical volatility of the Company’s peer group. Expected term to exercise is based on the Company’s historical stock option exercise experience, adjusted for the Transaction. In February 2009, the Company’s board of directors approved the vesting of the 2006, 2007 and 2008 performance-based options that did not otherwise vest during 2008 and established the Company’s annual EBITDA target range for 2009. As of that date, the Company estimated the weighted-average fair value of the performance-based options that were vested by the board and those that vest upon the attainment of the 2009 EBITDA target range to be $3.65. In estimating the common stock value, the Company valued the Company using the income approach and the guideline company method. The Company used the following weighted-average assumptions to estimate the option value: expected term to exercise of 2.5 years; expected volatility of 38.0%; risk-free interest rate of 1.2%; and no dividend yield. Expected volatility is based on the historical volatility of the Company’s peer group. Expected term to exercise is based on the Company’s historical stock option exercise experience, adjusted for the Transaction.

The fair value of these performance-based options vested during the years ended December 31, 2009, 2008 and 2007 was approximately $2.6 million, $3.9 million and $7.4 million, respectively. At December 31, 2009, there was approximately $2.7 million of unearned non-cash stock-based compensation that the Company could recognize as expense over approximately the next one year when and if the attainment of the future EBITDA targets becomes probable.

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to consolidated financial statements—(continued)

For the time-based and performance-based options valued using the Black-Scholes option-pricing model, the Company used the following weighted-average assumptions:

			Performance-based
	Time-based awards		awards
	2009	2007	2007

Expected term to exercise (years)	4.0	4.0	4.5
Expected volatility	34.24%	45.85%	45.85%
Risk-free interest rate	1.89%	4.57%	4.57%
Expected dividend yield	0%	0%	0%

Expected volatility is based on a combination of the Company’s historical volatility adjusted for the Transaction and historical volatility of the Company’s peer group. Expected term to exercise is based on the Company’s historical stock option exercise experience, adjusted for the Transaction. There were no options granted during 2008 and no performance-based options granted during 2009.

The remaining performance-based options vest only upon a change in control in which certain internal rate of return targets are attained. There were no such performance-based options granted during 2009 or 2008. Performance-based options of this type granted during 2007 have a weighted-average grant date fair value of approximately $0.96 per share. Compensation expense will be recorded at the time that a change in control becomes probable. The Company did not record stock-based compensation expense related to these options during the years ended December 31, 2009, 2008 and 2007. At December 31, 2009, there was approximately $4.1 million of unearned non-cash stock-based compensation that the Company expects to recognize when and if a change in control becomes probable.

The Company generally settles stock option exercises with newly issued common shares.

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to consolidated financial statements—(continued)

The amount of stock-based compensation expense recognized in the Company’s consolidated statements of operations for the years ended December 31, 2009, 2008 and 2007 was as follows (in thousands):

Statement of operations classification	2009	2008	2007

Cost of maintenance	$114	$142	$257
Cost of professional services	208	240	343
Cost of software-enabled services	1,133	1,621	2,452

Total cost of revenues	1,455	2,003	3,052
Selling and marketing	954	1,184	1,803
Research and development	600	777	1,146
General and administrative	2,598	3,359	4,978

Total operating expenses	4,152	5,320	7,927

Total stock-based compensation expense	$5,607	$7,323	$10,979

The associated future income tax benefit recognized was $2.9 million, $2.1 million and $3.2 million for the years ended December 31, 2009, 2008 and 2007, respectively.

For the year ended December 31, 2009, the amount of cash received from the exercise of stock options was less than $0.1 million, with an associated tax benefit realized of less than $0.1 million. The intrinsic value of options exercised during the year ended December 31, 2009 was approximately $0.8 million. For the year ended December 31, 2008, the amount of cash received from the exercise of stock options was less than $0.1 million, with an associated tax benefit realized of less than $0.1 million. The intrinsic value of options exercised during the year ended December 31, 2008 was approximately $1.3 million. For the year ended December 31, 2007, the amount of cash received from the exercise of stock options was less than $0.1 million, with an associated tax benefit realized of less than $0.1 million. The intrinsic value of options exercised during the year ended December 31, 2007 was less than $0.1 million.

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to consolidated financial statements—(continued)

The following table summarizes stock option transactions for the years ended December 31, 2009, 2008 and 2007:

		Weighted average
	Shares	exercise price

Outstanding at December 31, 2006	13,714,251	$6.76
Granted	369,750	10.12
Cancelled/forfeited	(306,425)	8.70
Exercised	(1,912)	0.87

Outstanding at December 31, 2007	13,775,664	6.80
Granted	—	—
Cancelled/forfeited	(622,360)	8.88
Exercised	(291,184)	8.24

Outstanding at December 31, 2008	12,862,120	6.67
Granted	357,041	11.35
Cancelled/forfeited	(219,010)	8.91
Exercised	(262,592)	7.62

Outstanding at December 31, 2009	12,737,559	6.74

The following table summarizes information about stock options outstanding that are expected to vest and stock options outstanding that are exercisable at December 31, 2009:

Outstanding, vested options currently exercisable					Outstanding options expected to vest
			Weighted				Weighted
			average				average
	Weighted	Aggregate	remaining		Weighted	Aggregate	remaining
	average	intrinsic	contractual		average	intrinsic	contractual
Shares	exercise price	value	term (years)	Shares	exercise price	value	term (years)
	(in thousands)				(in thousands)

10,055,482	$6.10	$84,741	5.0	312,202	$11.54	$934	9.1

11.	Acquisitions

Tradeware Global Corp.

On December 31, 2009, the Company acquired Tradeware Global Corp. (“Tradeware”) for approximately $22.4 million in cash, plus the costs of effecting the transaction and the assumption of certain liabilities and net of cash acquired. The acquisition was effected through the merger of TG Acquisition Corp., a wholly-owned subsidiary of the Company, with and into Tradeware, with Tradeware being the surviving company and a wholly-owned subsidiary of the Company. Tradeware is a broker-neutral solution provider for electronic access to global equity markets.

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to consolidated financial statements—(continued)

The net assets and results of operations of Tradeware have been included in the Company’s consolidated financial statements from December 31, 2009. The purchase price was allocated to tangible and intangible assets based on their fair value at the date of acquisition. The fair value of the intangible assets, consisting of completed technology, trade name, and client relationships and client contracts, was determined using the income approach. Specifically, the relief-from-royalty method was utilized for the completed technology and trade name and the discounted cash flows method was utilized for the contractual relationships. The intangible assets are amortized each year based on the ratio that current cash flows for the intangible asset bear to the total of current and expected future cash flows for the intangible asset. The completed technology is amortized over approximately five years, the trade name is amortized over approximately 10 years, and the contractual relationships are amortized over approximately 12 years, the estimated lives of the assets. The remainder of the purchase price was allocated to goodwill and is tax deductible.

Due to the timing of the acquisition, there are no revenues from Tradeware operations included in the statement of operations for the year ended December 31, 2009.

TheNextRound, Inc.

On November 19, 2009, the Company purchased all the outstanding stock of TheNextRound, Inc. (“TNR”) for approximately $18.7 million in cash, plus the costs of effecting the transaction and the assumption of certain liabilities and net of cash acquired. TNR provides front- and back-office software solutions to the private equity and alternative investment communities.

The net assets and results of operations of TNR have been included in the Company’s consolidated financial statements from November 20, 2009. The purchase price was allocated to tangible and intangible assets based on their fair value at the date of acquisition. The fair value of the intangible assets, consisting of completed technology, trade name, client relationships and client contracts, and non-compete agreements, was determined using the income approach. Specifically, the relief-from-royalty method was utilized for the completed technology and trade name and the discounted cash flows method was utilized for the contractual relationships. The intangible assets are amortized each year based on the ratio that current cash flows for the intangible asset bear to the total of current and expected future cash flows for the intangible asset. The completed technology is amortized over approximately seven years, the trade name is amortized over approximately 10 years, the client relationships are amortized over approximately 13 years, and the non-compete agreements are amortized over approximately 2 years, the estimated lives of the assets. The Company has recorded a contingent consideration liability of $1.0 million, which is based on the attainment of certain revenue and EBITDA targets by the acquired business through May 2011. The total possible undiscounted payments could range from zero to $6.5 million. In addition, the Company recorded a $1.0 million contingent liability, which was subsequently settled concurrent with the GIPS acquisition. See Note 16 for further disclosure related to the GIPS acquisition. The Company was fully indemnified for this amount by the TNR shareholders. The remainder of the purchase price was allocated to goodwill and is tax deductible.

There are $0.9 million in revenues from TNR operations included in the consolidated statement of operations for the year ended December 31, 2009.

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to consolidated financial statements—(continued)

MAXIMIS

On May 29, 2009, the Company purchased the assets and related business associated with Unisys Corporation’s MAXIMIS software (“MAXIMIS”) for approximately $6.9 million in cash, plus the assumption of certain liabilities. MAXIMIS is a real-time, intranet-enabled investment accounting application with comprehensive support for domestic and international securities trading.

The net assets and results of operations of MAXIMIS have been included in the Company’s consolidated financial statements from May 29, 2009. The purchase price was allocated to tangible and intangible assets based on their fair value at the date of acquisition. The fair value of the intangible assets, consisting of completed technology, trade name, and client relationships and client contracts, was determined using the income approach. Specifically, the relief-from-royalty method was utilized for the completed technology and trade name and the discounted cash flows method was utilized for the contractual relationships. The intangible assets are amortized each year based on the ratio that current cash flows for the intangible asset bear to the total of current and expected future cash flows for the intangible asset. The completed technology is amortized over approximately 5.5 years, the trade name is amortized over approximately 7.5 years, and the contractual relationships are amortized over approximately 6.5 years, the estimated lives of the assets. The remainder of the purchase price was allocated to goodwill and is tax deductible.

There are $3.7 million in revenues from MAXIMIS operations included in the consolidated statement of operations for the year ended December 31, 2009.

Evare, LLC

On March 20, 2009, the Company purchased substantially all the assets of Evare, LLC (“Evare”), for approximately $3.6 million in cash, plus the costs of effecting the transaction, and the assumption of certain liabilities. Evare is a managed utility service provider for financial data acquisition, enrichment, transformation and delivery.

The net assets and results of operations of Evare have been included in the Company’s consolidated financial statements from March 21, 2009. The purchase price was allocated to tangible and intangible assets based on their fair value at the date of acquisition. The fair value of the intangible assets, consisting of trade name and client relationships and client contracts, was determined using the income approach. Specifically, the relief-from-royalty method was utilized for the trade name and the discounted cash flows method was utilized for the contractual relationships. The intangible assets are amortized each year based on the ratio that current cash flows for the intangible asset bear to the total of current and expected future cash flows for the intangible asset. The trade name is amortized over approximately seven years, and the contractual relationships are amortized over approximately four years, the estimated lives of the assets. The remainder of the purchase price was allocated to goodwill and is tax deductible.

There are $7.0 million in revenues from Evare operations included in the consolidated statement of operations for the year ended December 31, 2009.

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to consolidated financial statements—(continued)

Micro Design Services, LLC

On October 1, 2008, the Company purchased substantially all the assets of Micro Design Services, LLC (“MDS”) for approximately $17.9 million in cash, plus the costs of effecting the transaction, and the assumption of certain liabilities. MDS specializes in the design and development of real-time, mission-critical order routing and execution services for equities, options and commodities exchanges and brokerage firms. During the year ended December 31, 2009, the Company received a $0.2 million reimbursement from the escrow account established in connection with the acquisition of Micro Design Services, LLC in October 2008.

The net assets and results of operations of MDS have been included in the Company’s consolidated financial statements from October 1, 2008. The purchase price was allocated to tangible and intangible assets based on their fair value at the date of acquisition. The fair value of the intangible assets, consisting of completed technology, trade name, and client relationships and client contracts, was determined using the income approach. Specifically, the relief-from-royalty method was utilized for the completed technology and trade name and the discounted cash flows method was utilized for the contractual relationships. The intangible assets are amortized each year based on the ratio that current cash flows for the intangible asset bear to the total of current and expected future cash flows for the intangible asset. The completed technology and trade name are amortized over approximately six years, and the contractual relationships are amortized over approximately eight years, the estimated lives of the assets. The remainder of the purchase price was allocated to goodwill.

Northport, LLC

On March 12, 2007, the Company purchased substantially all the assets of Northport, LLC (“Northport”) for approximately $5.1 million in cash, plus the costs of effecting the transaction, and the assumption of certain liabilities. Northport provides accounting and management services to private equity funds.

The net assets and results of operations of Northport have been included in the Company’s consolidated financial statements from March 1, 2007. The purchase price was allocated to tangible and intangible assets based on their fair value at the date of acquisition. The fair value of the intangible assets, consisting of client relationships and client contracts, was determined using the future cash flows method. The intangible assets are amortized each year based on the ratio that current cash flows for the intangible asset bear to the total of current and expected future cash flows for the intangible asset. The intangible assets are amortized over approximately seven years, the estimated life of the assets. The remainder of the purchase price was allocated to goodwill.

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to consolidated financial statements—(continued)

The following summarizes the allocation of the purchase price for the acquisitions of Tradeware, TheNextRound, MAXIMIS, Evare, Micro Design Services and Northport (in thousands):

		TheNext			Micro
	Tradeware	Round	MAXIMIS	Evare	Design	Northport

Tangible assets acquired, net of cash received	$1,795	$1,155	$143	$1,090	$1,216	$708
Accounts receivable	1,212	3,362	—	928	—	—
Completed technology	2,700	3,200	1,485	—	2,300	—
Trade names	300	200	110	150	155	—
Acquired client relationships and contracts	8,300	4,800	5,420	1,720	5,370	1,500
Non-compete agreements	—	100	—	—	—	—
Goodwill	15,727	13,075	821	500	8,790	3,303
Deferred revenue	(2)	(3,172)	(965)	(28)	(114)	(350)
Deferred taxes	(3,344)	—	—	—	—	—
Other liabilities assumed	(4,259)	(3,999)	(108)	(810)	(18)	(31)

Consideration paid, net of cash acquired	$22,429	$18,721	$6,906	$3,550	$17,699	$5,130

The fair value of acquired accounts receivable balances approximates the contractual amounts due from acquired customers, except for approximately $1.0 million of contractual amounts that are not expected to be collected as of the acquisition date and that were also reserved by the company acquired.

The goodwill associated with each of the transactions above is a result of expected synergies from combining the operations of businesses acquired with the Company and intangible assets that do not qualify for separate recognition, such as an assembled workforce.

The following unaudited pro forma condensed consolidated results of operations is provided for illustrative purposes only and assumes that the acquisitions of Tradeware, TheNextRound, MAXIMIS, Evare, Micro Design Services and Northport occurred on January 1, 2008. This unaudited pro forma information (in thousands) should not be relied upon as being indicative of the historical results that would have been obtained if these acquisitions had actually occurred on that date, nor of the results that may be obtained in the future.

	2009	2008

Revenues	$300,269	$331,161
Net income	23,913	27,208

12.	Related party transactions

The Company has agreed to pay TC Group, L.L.C. an annual fee of $1.0 million for certain management services to be performed by TC Group, L.L.C. following the Transaction and will also pay Carlyle additional reasonable compensation for other services provided by TC Group, L.L.C. to the Company from time to time, including investment banking, financial advisory and other services. Expenses of $1.1 million, $1.1 million and $1.6 million in 2009, 2008 and 2007,

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to consolidated financial statements—(continued)

respectively, related to these services are included in general and administrative expenses in the statement of operations.

In 2008, the Company agreed to provide fund administration services to certain investment funds affiliated with The Carlyle Group. The Company recorded revenues of $0.3 million and $0.5 million under this arrangement during the years ended December 31, 2009 and 2008, respectively.

In 2009, the Company agreed to provide processing services to the Carlyle Investment Management L.L.C., including investment accounting and data processing services. The agreement continues until June 22, 2011. SS&C will be paid a monthly charge based on annual rates derived from the net asset value of Carlyle Investment Management L.L.C., subject to a minimum monthly fee. SS&C will also receive other fees for certain ancillary services that it provides under the agreement. In 2009, the Company recorded revenue of less than $0.1 million under this arrangement.

13.	Commitments and contingencies

From time to time, the Company is subject to certain other legal proceedings and claims that arise in the normal course of its business. In the opinion of management, the Company is not involved in any litigation or proceedings by third parties that management believes could have a material adverse effect on the Company or its business.

14.	Product and geographic sales information

The Company operates in one reportable segment. There were no sales to any individual clients during the periods in the three-year period ended December 31, 2009 that represented 10% or more of net sales. The Company attributes net sales to an individual country based upon location of the client.

The Company manages its business primarily on a geographic basis. The Company’s reportable regions consist of the United States, Canada, Americas excluding the United States and Canada, Europe and Asia Pacific and Japan. The European region includes European countries as well as the Middle East and Africa.

The Company relies exclusively on its operations in the Netherlands for sales of its Altair product. Total revenue derived from this product was $2.3 million, $2.7 million and $2.2 million in the years ended December 31, 2009, 2008 and 2007, respectively.

Revenues by geography were (in thousands):

	2009	2008	2007

United States	$172,323	$169,749	$147,104
Canada	41,708	44,112	40,892
Americas, excluding United States and Canada	7,393	4,448	4,672
Europe	42,152	53,860	49,612
Asia-Pacific and Japan	7,339	7,837	5,888

	$270,915	$280,006	$248,168

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to consolidated financial statements—(continued)

Long-lived assets as of December 31, were (in thousands):

	2009	2008

United States	$18,146	$20,107
Canada	4,906	5,132
Americas, excluding United States and Canada	100	141
Europe	460	300
Asia-Pacific and Japan	650	444

	$24,262	$26,124

Revenues by product group were (in thousands):

	2009	2008	2007

Portfolio management/accounting	$222,208	$225,567	$193,858
Trading/treasury operations	22,952	27,664	28,100
Financial modeling	8,475	8,685	8,919
Loan management/accounting	4,608	5,189	5,120
Property management	5,343	5,874	5,514
Money market processing	4,514	4,032	4,498
Training	2,815	2,995	2,159

	$270,915	$280,006	$248,168

15.	Selected quarterly financial data (unaudited)

	First	Second	Third	Fourth
(in thousands)	quarter	quarter	quarter	quarter

2009
Revenue	$63,722	$67,251	$68,897	$71,045
Gross profit	30,650	32,730	34,096	35,699
Operating income	14,473	15,835	17,663	19,132
Net income	3,898	3,491	5,607	6,022

	First	Second	Third	Fourth
(In thousands)	quarter	quarter	quarter	quarter

2008
Revenue	$68,523	$72,195	$71,001	$68,287
Gross profit	33,600	35,779	35,029	33,165
Operating income	15,822	17,276	15,579	16,406
Net income	3,736	3,786	4,810	6,469

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to consolidated financial statements—(continued)

16.	Subsequent events

On February 3, 2010, the Company purchased substantially all the assets and related business associated with the Geller Investment Partnership Services (“GIPS”) division of Geller & Company LLC for approximately $12.2 million in cash, plus the assumption of certain liabilities. A portion of the purchase price is attributed to the settlement of a $1.0 million liability associated with the TNR acquisition. GIPS provides accounting and reporting, performance, tax, administrative and investor services for private equity funds, funds of hedge funds and limited partners that invest in alternatives. The net assets and results of operations of GIPS will be included in the Company’s consolidated financial statements from February 4, 2010. The relevant business combination disclosures will be included in the Company’s financial statements once the preliminary accounting has been finalized.

On February 4, 2010, the Company’s compensation committee, in anticipation of the Company’s initial public offering, amended the outstanding options under the 2006 equity incentive plan to eliminate certain provisions of the options that the Company’s compensation committee believed were more typical of private-company options than options of publicly traded companies. Specifically, the Company’s compensation committee amended the options, effective upon the closing of the offering, to provide for:

•	the conversion of the outstanding superior options granted under the 2006 equity incentive plan into performance-based options that vest based on EBITDA performance in 2010 and 2011, which affects 1,680,868 outstanding options;

•	the elimination of pre-determined EBITDA ranges from the option agreements and provision for the annual proposal of EBITDA ranges by management, subject to approval by the Company’s board of directors, which EBITDA target range for 2010 was established by the Company’s board in a subsequent meeting described below; and

•	the “rolling over” of performance-based options that do not vest (in whole or in part) in any given year into performance-based options for the following year, except as otherwise provided by the Company’s board of directors, which affects 689,007 unvested performance-based options outstanding, and would affect 1,680,868 outstanding superior options, of which 701,497 are held by the Company’s named executive officers, that will be converted to performance-based options upon the closing of this offering.

On February 16, 2010, the Company entered into an amended and restated stock option agreement with William C. Stone, its Chairman of the Board and Chief Executive Officer, governing an option that SS&C originally granted to Mr. Stone on February 17, 2000 under its 1998 stock incentive plan. Pursuant to the amended and restated stock option agreement, the option (which was previously an option to purchase 637,500 shares of our common stock at an exercise price of $0.87 per share) was amended to make it an option to purchase 637,500 shares of the Company’s Class A non-voting common stock at an exercise price of $0.87 per share.

SS&C Technologies Holdings, Inc. and subsidiaries
Notes to consolidated financial statements—(continued)

17.	Subsequent events

(a) - Stock option modification (unaudited)

On February 24, 2010, the Company’s board of directors established the Company’s annual EBITDA target range for 2010 and eliminated the previously established EBITDA target for 2011. The establishment of the 2010 EBITDA target range action affected 1,512,781 options, of which 631,349 are held by the Company’s named executive officers, including 840,434 superior options, of which 350,749 are held by the Company’s named executive officers, that will be converted to 2010 performance-based options upon the closing of this offering. The total unearned non-cash stock-based compensation cost related to the performance-based awards that vest based upon achieving the 2010 EBITDA target, excluding the potential conversion of superior options to performance-based options, that the Company could recognize during 2010 is estimated to be approximately $4.6 million. In addition, it is estimated that the Company could record an expense of approximately $5.8 million of non-cash stock-based compensation related to the conversion of superior options to 2010 performance-based options during 2010.

(b) - Issuance of financial statements (unaudited)

The Company has evaluated subsequent events through February 25, 2010, which represents the date the financial statements were issued.

(c) - Common stock split (audited)

On March 10, 2010, the Company’s board of directors approved an 8.5-for-1 stock split to be effected in the form of a stock dividend and an increase in authorized shares to 100,000,000 shares of the Company’s common stock and 5,000,000 shares of the Company’s Class A non-voting common stock, respectively. All share and per share amounts presented have been retroactively restated to reflect the stock split and increase in authorized shares.

(d) - Option grants (unaudited)

During 2010, options to purchase a total of 2,019,685 shares of the Company’s common stock were awarded to the Company’s executive officers and certain of the Company’s non-executive officer employees, of which 1,615,085 were issued under the 2008 Plan and 404,600 were issued under the Plan. It is estimated that the Company will record approximately $7.0 million of non-cash stock-based compensation expense over the next four years related to these awards. The Company will finalize its accounting for the options awarded during 2010 in connection with its reporting during the quarter ending March 31, 2010.

Schedule I — condensed financial information
SS&C Technologies Holdings, Inc.
Parent company balance sheets

	December 31,
(in thousands, except per share data)	2009	2008

ASSETS
Cash and cash equivalents	$—	$—
Investments in subsidiaries	645,987	587,253

Total assets	$645,987	$587,253

LIABILITIES AND STOCKHOLDERS’ EQUITY
Commitments and contingencies
Stockholders’ equity:
Common stock, $0.01 par value, 100,000 shares authorized; 60,807 shares and 60,545 shares issued, respectively, and 60,400 and 60,350 shares outstanding, respectively	608	605
Additional paid-in capital	587,293	579,691
Accumulated other comprehensive income	16,436	(17,890)
Retained earnings	46,300	27,282

	650,637	589,688
Less: cost of common stock in treasury, 407 shares and 195 shares, respectively	(4,650)	(2,435)

Total stockholders’ equity	645,987	587,253

Total liabilities and stockholders’ equity	$645,987	$587,253

The accompanying notes are an integral part of these financial statements.

SS&C Technologies Holdings, Inc.
Parent company statements of operations

	Year ended December 31,
(in thousands)	2009	2008	2007

Revenues	$—	$—	$—
Operating costs and expenses	—	—	—
Equity in net income of subsidiaries, net of tax	19,018	18,801	6,575

Net income	$19,018	$18,801	$6,575

The accompanying notes are an integral part of these financial statements.

SS&C Technologies Holdings, Inc.
Parent company statements of cash flows

Year ended December 31,
(in thousands)	2009	2008	2007

Cash flow from operating activities:
Net income	$19,018	$18,801	$6,575
Equity in net income of subsidiaries, net of tax	(19,018)	(18,801)	(6,575)

Net cash provided by operating activities	—	—	—

Net (decrease) increase in cash and cash equivalents	—	—	—
Cash and cash equivalents, beginning of period	—	—	—

Cash and cash equivalents, end of period	$—	$—	$—

Supplemental disclosure of cash paid for:
Interest paid	$—	$—	$—
Income tax refunds, net of payments	$—	$—	$—
Income taxes paid, net of refunds	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

SS&C Technologies Holdings, Inc.
Parent company statements of changes in stockholders’ equity
For the years ended December 31, 2007, 2008 and 2009

	Common Stock				Accumulated
	Number		Additional		Other		Total	Total
	of Issued		Paid-in	Retained	Comprehensive	Treasury	Stockholders’	Comprehensive
(in thousands)	Shares	Amount	Capital	Earnings	Income (loss)	Stock	Equity	Income (Loss)

Balance, at December 31, 2006	60,252	$603	$558,992	$1,906	$1,699	$(68)	$563,132
Net income	—	—	—	6,575	—	—	6,575	$6,575
Foreign exchange translation adjustment	—	—	—	—	34,490	—	34,490	34,490
Change in unrealized loss on interest rate swaps, net of tax	—	—	—	—	(2,574)	—	(2,574)	(2,574)

Total comprehensive income								$38,491

Stock-based compensation expense	—	—	10,979	—	—	—	10,979
Exercise of options	2	—	1	—	—	—	1
Purchase of common stock	—	—	—	—	—	(10)	(10)

Balance, at December 31, 2007	60,254	603	569,972	8,481	33,615	(78)	612,593
Net income	—	—	—	18,801	—	—	18,801	$18,801
Foreign exchange translation adjustment	—	—	—	—	(49,078)	—	(49,078)	(49,078)
Change in unrealized loss on interest rate swaps, net of tax	—	—	—	—	(2,427)	—	(2,427)	(2,427)

Total comprehensive loss								$(32,704)

Stock-based compensation expense	—	—	7,323	—	—	—	7,323
Exercise of options	291	2	2,396	—	—	—	2,398
Purchase of common stock	—	—	—	—	—	(2,357)	(2,357)

Balance, at December 31, 2008	60,545	605	579,691	27,282	(17,890)	(2,435)	587,253
Net income	—	—	—	19,018	—	—	19,018	$19,018
Foreign exchange translation adjustment	—	—	—	—	32,879	—	32,879	32,879
Change in unrealized loss on interest rate swaps, net of tax	—	—	—	—	1,447	—	1,447	1,447

Total comprehensive income								$53,344

Stock-based compensation expense	—	—	5,607	—	—	—	5,607
Exercise of options	262	3	1,995	—	—	—	1,998
Purchase of common stock	—	—	—	—	—	(2,215)	(2,215)

Balance, at December 31, 2009	60,807	$608	$587,293	$46,300	$16,436	$(4,650)	$645,987

The accompanying notes are an integral part of these financial statements.

SS&C Technologies Holdings, Inc.
Notes to parent company financial statements

1.	Background and basis of presentation

SS&C Technologies Holdings, Inc. (“Holdings”) is the top-level holding company that conducts substantially all of its business operations through its direct and indirect subsidiaries. Holdings was incorporated in Delaware on July 26, 2005 in anticipation of the November 23, 2005 acquisition by its subsidiary, Sunshine Merger Corporation, of SS&C Technologies, Inc. Holdings had no operations prior to November 23, 2005.

There are significant restrictions over Holdings’ ability to obtain funds from its direct and indirect subsidiaries through dividends, loans or advances. Accordingly, these condensed financial statements have been presented on a “parent-only” basis. Under a parent-only presentation, Holdings’ investments in its consolidated subsidiaries are presented under the equity method of accounting. These parent-only financial statements should be read in conjunction with Holdings’ consolidated financial statements included elsewhere in this prospectus.

As described above, the majority of the $646.0 million of Holdings’ consolidated subsidiaries’ net assets are restricted as to the ability to be transferred to Holdings. In specific limited circumstances, Holdings can obtain funds from its direct and indirect subsidiaries. Such amounts are estimated to be less than 5% of Holdings’ consolidated net assets and are limited to the purposes of paying general and administrative expenses, including compensation to Holdings’ chief executive officer and management fees, and treasury stock purchases.

Since its inception, no cash dividends have been paid to Holdings by any of its direct or indirect subsidiaries.

2.	Debt

Holdings has no direct outstanding debt obligations, but its direct and indirect subsidiaries do. For a discussion of the debt obligations of Holdings’ direct and indirect subsidiaries, see Note 6 of the notes to the consolidated financial statements included elsewhere in this prospectus.

3.	Commitments and contingencies

Holdings has no direct commitments or contingencies, but its direct and indirect subsidiaries do. For a discussion of the commitments and contingencies of Holdings’ direct and indirect subsidiaries, see Note 13 of the notes to the consolidated financial statements included elsewhere in this prospectus.

Part II
Information not required in prospectus

Item 13.	Other expenses of issuance and distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority, Inc. filing fee.

Securities and Exchange Commission registration fee		$29,359
Financial Industry Regulatory Authority, Inc. filing fee		25,788
Printing and engraving expenses		*
Legal fees and expenses		*
Accountants’ fees and expenses		*
Miscellaneous		*

Total	$

*	To be filed by amendment.

Item 14.	Indemnification of directors and officers.

Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of its directors or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as director, notwithstanding any provision of law imposing such liability, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of us, by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, all such persons being referred to as an indemnitee, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

Our certificate of incorporation provides that we will indemnify any indemnitee who was or is a party to or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the indemnitee is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses, including attorneys’ fees, and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred by or on behalf of the indemnitee in connection with such action, suit or proceeding, and any appeal therefrom, if the indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any indemnitee has been successful, on the merits or otherwise, we will indemnify him or her against all expenses, including attorneys’ fees, actually and reasonably incurred in connection therewith. Expenses must be advanced to an indemnitee under certain circumstances.

We have entered into indemnification agreements with each of our directors in addition to the indemnification provided for in our certificate of incorporation. These indemnification agreements require us, among other things, to indemnify our directors for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director in any action or proceeding arising out of his service as one of our directors, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us with the meaning of the Securities Act, as amended, against certain liabilities.

Item 15.	Recent sales of unregistered securities.

Since the inception of SS&C Holdings we have issued the following securities that were not registered under the Securities Act (after giving effect to our 8.5-for-1 stock split of our common stock effective as of March 10, 2010):

(a)	Issuances of capital stock.

(1) On November 23, 2005, in connection with the Transaction, we issued (A) 41,782,345 shares of our common stock to Carlyle Partners IV, L.P. (an investment fund affiliated with Carlyle) and 1,687,454 shares of our common stock to CP IV Coinvestment, L.P. (an investment fund affiliated with Carlyle) for consideration of $381,000,000 and (B) 16,668,313 shares of our common stock to William C. Stone, our Chairman of the Board and Chief Executive Officer, in exchange for 3,921,958 shares of common stock of SS&C held by Mr. Stone.

(2) Between August 2006 and November 2006, we sold an aggregate of 75,650 shares of restricted common stock at a price per share of $8.77 to certain of our employees pursuant to our 2006 equity incentive plan.

(3) In March 2010, we issued 153,846 shares of our restricted Class A non-voting common stock to Mr. Stone pursuant to our 2006 equity incentive plan.

No underwriters were involved in the foregoing issuances of securities. The securities described in paragraph (a)(1) of Item 15 were issued to accredited investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. The securities described in paragraphs (a)(2) and (a)(3) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act.

(b)	Stock option grants and exercises.

(1) Since August 9, 2006, we have granted stock options to purchase an aggregate of 11,243,404 shares of our common stock with exercise prices ranging from $8.77 to $18.00 per share, to employees, directors and consultants pursuant to our 2006 equity incentive plan. Prior to March 31, 2010, we issued an aggregate of 465,146 shares of our common stock upon the exercise of stock options that were granted pursuant to our 2006 equity incentive plan for aggregate consideration of $4,077,736.

(2) In March 2010, we granted stock options to purchase an aggregate of 1,615,085 shares of our common stock with an exercise price of $14.53 per share to certain of our non-executive officer employees pursuant to our 2008 stock incentive plan.

(3) In connection with the Transaction, we assumed stock options granted to SS&C’s employees, directors and consultants pursuant to SS&C’s 1998 stock incentive plan and 1999 non-officer employee stock incentive plan that were automatically converted at the time of the Transaction into options to purchase an aggregate of 4,117,939 shares of our common stock with exercise prices ranging from $0.62 to $7.50 per share. Prior to March 31, 2010, we issued an aggregate of 985,985 shares of our common stock, including 637,500 shares of our Class A non-voting common stock, were issued upon the exercise of stock options that were granted pursuant to SS&C’s 1998 stock incentive plan and 1999 non-officer employee stock incentive plan for aggregate consideration of $1,374,386.

The grants of stock options and the issuance of shares of common stock prior to March 31, 2010 upon the exercise of the options described in this paragraph (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, or pursuant to Section 4(2) under the Securities Act, relative to transactions to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.

All of the securities described in the preceding paragraph are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16.	Exhibits and financial statement schedules.

(a) Exhibits

Number		Description

1.1		Form of Underwriting Agreement
2	.1†	Agreement and Plan of Merger, dated as of July 28, 2005, by and among the Registrant, Sunshine Merger Corporation and SS&C Technologies, Inc. is incorporated herein by reference to Exhibit 2.1 to SS&C Technologies, Inc.’s Current Report on Form 8-K, filed on July 28, 2005 (File No. 000-28430)
2	.2†	Amendment No. 1 to Agreement and Plan of Merger, dated as of August 25, 2005, by among the Registrant, Sunshine Merger Corporation and SS&C Technologies, Inc. is incorporated herein by reference to Exhibit 2.1 to SS&C Technologies, Inc.’s Current Report on Form 8-K, filed on August 30, 2005 (File No. 000-28430)
2	.3†	Asset Purchase Agreement, dated September 30, 2008, by and among SS&C Technologies New Jersey, Inc., Micro Design Services, LLC and, for the limited purposes stated therein, Roman J. Szymansky and Xavier F. Gonzales is incorporated herein by reference to Exhibit 2.1 to SS&C Technologies, Inc.’s Current Report on Form 8-K, filed on October 2, 2008 (File No. 333-135139)
3.1		Restated Certificate of Incorporation of the Registrant is incorporated herein by reference to Exhibit 3.3 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-164043) (the “2010 Form S-1”)
3.2		Amended and Restated Bylaws of the Registrant are incorporated herein by reference to Exhibit 3.4 to the 2010 Form S-1
4.1		Indenture, dated as of November 23, 2005, among Sunshine Acquisition II, Inc., SS&C Technologies, Inc., the Guarantors named on the signature pages thereto, and Wells Fargo Bank, National Association, as Trustee, relating to the 11 3/4% Senior Subordinated Notes due 2013, including the form of 11 3/4% Senior Subordinated Note due 2013, is incorporated herein by reference to Exhibit 4.1 to SS&C Technologies, Inc’s Registration Statement on Form S-4, as amended (File No. 333-135139) (the “Form S-4”)

Number	Description

4.2	First Supplemental Indenture, dated as of April 27, 2006, among Cogent Management Inc., SS&C Technologies, Inc. and Wells Fargo Bank, National Association, as Trustee, relating to the 11 3/4% Senior Subordinated Notes due 2013, is incorporated herein by reference to Exhibit 4.2 to the Form S-4
4.3	Second Supplemental Indenture, dated as of September 1, 2009, among SS&C Technologies Connecticut, LLC, SS&C Technologies, Inc. and Wells Fargo Bank, National Association, as Trustee, relating to the 11 3/4% Senior Subordinated Notes due 2013, is incorporated herein by reference to Exhibit 10.3 to SS&C Technologies, Inc.’s Current Report on Form 8-K, filed on September 4, 2009 (File No. 000-28430) (the “September 4, 2009 8-K”)
4.4	Third Supplemental Indenture, dated as of December 22, 2009, among TheNextRound, Inc., SS&C Technologies, Inc. and Wells Fargo Bank, National Association, as Trustee, relating to the 11 3/4% Senior Subordinated Notes due 2013, is incorporated herein by reference to Exhibit 10.2 to SS&C Technologies, Inc.’s Current Report on Form 8-K, filed on December 23, 2009 (File No. 000-28430) (the “December 23, 2009 8-K”)
4.5	Fourth Supplemental Indenture, dated as of April 12, 2010, among Tradeware Global Corp., SS&C Technologies, Inc. and Wells Fargo Bank, National Association, as Trustee, relating to the 11 3/4% Senior Subordinated Notes due 2013, is incorporated herein by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed on April 15, 2010 (File No. 001-34675) (the “April 15, 2010 8-K”)
4.6	Guarantee of 11 3/4% Senior Subordinated Notes due 2013 by Financial Models Company Ltd., Financial Models Holdings Inc., SS&C Fund Administration Services LLC, OMR Systems Corporation and Open Information Systems, Inc. is incorporated herein by reference to Exhibit 4.3 to the Form S-4
4.7	Guarantee of 11 3/4% Senior Subordinated Notes due 2013 by Cogent Management Inc. is incorporated herein by reference to Exhibit 4.4 to the Form S-4
4.8	Guarantee of 11 3/4% Senior Subordinated Notes due 2013 by SS&C Technologies Connecticut, LLC is incorporated herein by reference to Exhibit 10.4 to the September 4, 2009 8-K
4.9	Guarantee of 11 3/4% Senior Subordinated Notes due 2013 by TheNextRound, Inc. is incorporated herein by reference to Exhibit 10.3 to the December 23, 2009 8-K
4.10	Guarantee of 11 3/4% Senior Subordinated Notes due 2014 by Tradeware Global Corp. is incorporated by reference to Exhibit 10.3 to the April 15, 2010 8-K
4.11	Registration Rights Agreement, dated as of November 23, 2005, among Sunshine Acquisition II, Inc., SS&C Technologies, Inc. and the Guarantors named therein, as Issuers, and Wachovia Capital Markets, LLC, J.P. Morgan Securities Inc. and Banc of America Securities LLC, as Initial Purchasers, is incorporated herein by reference to Exhibit 4.5 to the Form S-4
4.12	Purchase Agreement, dated as of November 17, 2005, between Sunshine Acquisition II, Inc. and the Initial Purchasers named in Schedule I thereto is incorporated herein by reference to Exhibit 4.6 to the Form S-4
4.13	Joinder Agreement, dated as of November 23, 2005, executed by SS&C Technologies, Inc., Financial Models Company Ltd., Financial Models Holdings Inc., SS&C Fund Administration Services LLC, OMR Systems Corporation and Open Information Systems, Inc. is incorporated herein by reference to Exhibit 4.7 to the Form S-4

Number	Description

4.14	Joinder Agreement, dated as of April 27, 2006, executed by Cogent Management Inc. is incorporated herein by reference to Exhibit 4.8 to the Form S-4
4.15	Joinder Agreement, dated as of September 1, 2009, executed by SS&C Technologies Connecticut, LLC is incorporated herein by reference to Exhibit 10.5 to the September 4, 2009 8-K
4.16	Joinder Agreement, dated as of December 22, 2009, executed by TheNextRound, Inc. is incorporated herein by reference to Exhibit 10.4 to the December 23, 2009 8-K
4.17	Joinder Agreement, dated as of April 12, 2010, executed by Tradeware Global Corp. is incorporated herein by reference to Exhibit 10.4 to the April 15, 2010 8-K
4.18	Specimen certificate evidencing shares of common stock is incorporated herein by reference to Exhibit 4.15 to the 2010 Form S-1
5.1	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP
10.1	Credit Agreement, dated as of November 23, 2005, among Sunshine Acquisition II, Inc., SS&C Technologies, Inc., SS&C Technologies Canada Corp., the several lenders from time to time parties thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Administrative Agent, Wachovia Bank, National Association, as Syndication Agent, and Bank of America, N.A., as Documentation Agent, is incorporated herein by reference to Exhibit 10.1 to the Form S-4
10.2	First Amendment, dated as of March 6, 2007, to the Credit Agreement, dated as of November 23, 2005, among SS&C Technologies, Inc., SS&C Technologies Canada Corp., as CDN Borrower, the several banks and other financial institutions or entities from time to time parties to the Credit Agreement as lenders, Wachovia Bank, National Association, as Syndication Agent, JPMorgan Chase Bank, N.A., as Administrative Agent and JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Administrative Agent, is incorporated herein by reference to Exhibit 10.1 to SS&C Technologies, Inc.’s Current Report on Form 8-K, filed on March 9, 2007 (File No. 333-135139)
10.3	Guarantee and Collateral Agreement, dated as of November 23, 2005, made by the Registrant, Sunshine Acquisition II, Inc., SS&C Technologies, Inc. and certain of its subsidiaries in favor of JPMorgan Chase Bank, N.A., as Administrative Agent, is incorporated herein by reference to Exhibit 10.2 to the Form S-4
10.4	CDN Guarantee and Collateral Agreement, dated as of November 23, 2005, made by SS&C Technologies Canada Corp. and 3105198 Nova Scotia Company in favor of JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Administrative Agent, is incorporated herein by reference to Exhibit 10.3 to the Form S-4
10.5	Assumption Agreement, dated as of April 27, 2006, made by Cogent Management Inc., in favor of JPMorgan Chase Bank, N.A., as Administrative Agent, is incorporated herein by reference to Exhibit 10.4 to the Form S-4
10.6	Assumption Agreement, dated as of August 31, 2009, made by SS&C Technologies Connecticut, LLC, in favor of JPMorgan Chase Bank, N.A., as Administrative Agent, is incorporated herein by reference to Exhibit 10.1 to the September 4, 2009 8-K
10.7	Assumption Agreement, dated as of December 22, 2009, made by TheNextRound, Inc., in favor of JPMorgan Chase Bank, N.A., as Administrative Agent, is incorporated herein by reference to Exhibit 10.1 to the December 23, 2009 8-K

Number	Description

10.8	Assumption Agreement, dated as of April 12, 2010, made by Tradeware Global Corp. in favor of JPMorgan Chase Bank, N.A., as Administrative Agent, is incorporated herein by reference to Exhibit 10.1 to the April 15, 2010 8-K
10.9	Acknowledgment and Confirmation Agreement, dated as of August 31, 2009, among SS&C Technologies Canada Corp., JPMorgan Chase Bank, N.A. and JPMorgan Chase Bank, N.A., Toronto Branch, is incorporated herein by reference to Exhibit 10.2 to the September 4, 2009 8-K
10.10	Stockholders Agreement, dated as of November 23, 2005, by and among the Registrant, Carlyle Partners IV, L.P., CP IV Coinvestment, L.P., William C. Stone and Other Executive Stockholders (as defined therein) is incorporated herein by reference to Exhibit 10.5 to the Form S-4
10.11	Amendment No. 1, dated April 22, 2008, to the Stockholders Agreement dated as of November 23, 2005, by and among the Registrant, Carlyle Partners IV, L.P., CP IV Coinvestment, L.P. and William C. Stone is incorporated herein by reference to Exhibit 10.28 to the Registrant’s Registration Statements on Form S-1, as amended (File No. 333-143719) (the “2008 Form S-1”)
10.12	Amendment No. 2, dated March 2, 2010, to the Stockholders Agreement dated as of November 23, 2005, as amended by Amendment No. 1 to the Stockholders Agreement dated April 22, 2008, by and among the Registrant, Carlyle Partners IV, L.P., CP IV Coinvestment, L.P. and William C. Stone is incorporated herein by reference to Exhibit 10.1 to SS&C Technologies, Inc.’s Current Report on Form 8-K, filed on March 2, 2010 (File No. 000-28430) (the “March 2, 2010 8-K”)
10.13	Registration Rights Agreement, dated as of November 23, 2005, by and among the Registrant, Carlyle Partners IV, L.P., CP IV Coinvestment, L.P., William C. Stone and Other Executive Investors (as defined therein) is incorporated herein by reference to Exhibit 10.6 to the Form S-4
10.14	Form of Service Provider Stockholders Agreement by and among the Registrant, Carlyle Partners IV, L.P., CP IV Coinvestment, L.P. and the Service Provider Stockholders (as defined therein) is incorporated herein by reference to Exhibit 10.7 to the Form S-4
10.15	Amendment No. 1, dated April 22, 2008, to the Service Provider Stockholders Agreement dated as of November 23, 2005, by and among the Registrant, Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P. is incorporated herein by reference to Exhibit 10.29 to the 2008 Form S-1
10.16	SS&C Technologies, Inc. Management Rights Agreement, dated as of November 23, 2005, by and among Carlyle Partners IV, L.P., CP IV Coinvestment, L.P., the Registrant and SS&C Technologies, Inc. is incorporated herein by reference to Exhibit 10.9 to the Form S-4
10.17	1998 Stock Incentive Plan, including form of stock option agreement, is incorporated herein by reference to Exhibit 10.10 to the Form S-4
10.18	1999 Non-Officer Employee Stock Incentive Plan, including form of stock option agreement, is incorporated herein by reference to Exhibit 10.11 to the Form S-4
10.19	Form of Option Assumption Notice for 1998 Stock Incentive Plan and 1999 Non-Officer Employee Stock Incentive Plan is incorporated herein by reference to Exhibit 10.12 to the Form S-4

Number	Description

10.20	2006 Equity Incentive Plan is incorporated herein by reference to Exhibit 10.1 to SS&C Technologies, Inc.’s Current Report on Form 8-K, filed on August 15, 2006 (File No. 333-135139) (the “August 15, 2006 8-K”)
10.21	Forms of 2006 Equity Incentive Plan Amended and Restated Stock Option Grant Notice and Amended and Restated Stock Option Agreement are incorporated herein by reference to Exhibit 10.2 to the March 2, 2010 8-K
10.22	Form of Stock Award Agreement is incorporated herein by reference to Exhibit 10.4 to the August 15, 2006 8-K
10.23	2008 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.26 to the 2008 Form S-1
10.24	Form of 2008 Stock Incentive Plan Stock Option Grant Notice and Stock Option Agreement is incorporated herein by reference to Exhibit 10.26 to the 2010 Form S-1
10.25	Employment Agreement, dated as of March 11, 2010, by and among William C. Stone, the Registrant and SS&C Technologies, Inc. is incorporated herein by reference to Exhibit 10.27 to the 2010 Form S-1
10.26	Lease Agreement, dated September 23, 1997, by and between SS&C Technologies, Inc. and Monarch Life Insurance Company, as amended by First Amendment to Lease dated as of November 18, 1997, is incorporated herein by reference to Exhibit 10.15 to SS&C Technologies, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 000-28430)
10.27	Second Amendment to Lease, dated as of April 1999, between SS&C Technologies, Inc. and New Boston Lamberton Limited Partnership is incorporated herein by reference to Exhibit 10.12 to SS&C Technologies, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 000-28430) (the “2004 10-K”)
10.28	Third Amendment to Lease, effective as of July 1, 1999, between SS&C Technologies, Inc. and New Boston Lamberton Limited Partnership is incorporated herein by reference to Exhibit 10.13 to the 2004 10-K
10.29	Fourth Amendment to Lease, effective as of June 7, 2005, between SS&C Technologies, Inc. and New Boston Lamberton Limited Partnership, is incorporated herein by reference to Exhibit 10.5 to SS&C Technologies, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 (File No. 000-28430) (the “Q2 2005 10-Q”)
10.30	Fifth Amendment to Lease, dated as of November 1, 2006, by and between SS&C Technologies, Inc. and New Boston Lamberton Limited Partnership is incorporated herein by reference to Exhibit 10.25 to the 2008 Form S-1
10.31	Lease Agreement, dated January 6, 1998, by and between Financial Models Company Inc. and Polaris Realty (Canada) Limited, as amended by First Amendment of Lease, dated as of June 24, 1998, and as amended by Second Lease Amending Agreement, dated as of November 13, 1998, is incorporated herein by reference to Exhibit 10.6 to the Q2 2005 10-Q
10.32	Amended and Restated Stock Option Agreement, dated February 16, 2010, between the Registrant and William C. Stone is incorporated herein by reference to Exhibit 10.33 to SS&C Technologies, Inc.’s Annual Report on Form 10-K, filed on February 26, 2010 (File No. 000-28430)

Number	Description

10.33	Form of Director Indemnification Agreement is incorporated herein by reference to Exhibit 10.35 to the 2010 Form S-1
21	Subsidiaries of the Registrant
23.1	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)
23.2	Consent of PricewaterhouseCoopers LLP
24	Powers of Attorney (included in the signature pages to this registration statement)

†	The Registrant hereby agrees to furnish supplementally a copy of any omitted schedules to this agreement to the Securities and Exchange Commission upon its request.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) In a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Windsor, State of Connecticut on January 12, 2011.

SS&C TECHNOLOGIES HOLDINGS, INC.

By:	/s/ William C. Stone
William C. Stone
Chairman of the Board and Chief Executive
Officer

We, the undersigned officers and directors of SS&C Technologies Holdings, Inc., hereby severally constitute and appoint William C. Stone and Patrick J. Pedonti, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ William C. Stone William C. Stone	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	January 12, 2011

/s/ Patrick J. Pedonti Patrick J. Pedonti	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	January 12, 2011

/s/ Normand A. Boulanger Normand A. Boulanger	Director	January 12, 2011

/s/ Campbell R. Dyer Campbell R. Dyer	Director	January 12, 2011

Signatures	Title	Date

/s/ William A. Etherington William A. Etherington	Director	January 12, 2011

/s/ Allan M. Holt Allan M. Holt	Director	January 12, 2011

/s/ Jonathan E. Michael Jonathan E. Michael	Director	January 12, 2011

/s/ Claudius E. Watts IV Claudius E. Watts IV	Director	January 12, 2011

Exhibit index

Number		Description

1.1		Form of Underwriting Agreement
2	.1†	Agreement and Plan of Merger, dated as of July 28, 2005, by and among the Registrant, Sunshine Merger Corporation and SS&C Technologies, Inc. is incorporated herein by reference to Exhibit 2.1 to SS&C Technologies, Inc.’s Current Report on Form 8-K, filed on July 28, 2005 (File No. 000-28430)
2	.2†	Amendment No. 1 to Agreement and Plan of Merger, dated as of August 25, 2005, by among the Registrant, Sunshine Merger Corporation and SS&C Technologies, Inc. is incorporated herein by reference to Exhibit 2.1 to SS&C Technologies, Inc.’s Current Report on Form 8-K, filed on August 30, 2005 (File No. 000-28430)
2	.3†	Asset Purchase Agreement, dated September 30, 2008, by and among SS&C Technologies New Jersey, Inc., Micro Design Services, LLC and, for the limited purposes stated therein, Roman J. Szymansky and Xavier F. Gonzales is incorporated herein by reference to Exhibit 2.1 to SS&C Technologies, Inc.’s Current Report on Form 8-K, filed on October 2, 2008 (File No. 333-135139)
3.1		Restated Certificate of Incorporation of the Registrant is incorporated herein by reference to Exhibit 3.3 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-164043) (the “2010 Form S-1”)
3.2		Amended and Restated Bylaws of the Registrant are incorporated herein by reference to Exhibit 3.4 to the 2010 Form S-1
4.1		Indenture, dated as of November 23, 2005, among Sunshine Acquisition II, Inc., SS&C Technologies, Inc., the Guarantors named on the signature pages thereto, and Wells Fargo Bank, National Association, as Trustee, relating to the 11 3/4% Senior Subordinated Notes due 2013, including the form of 11 3/4% Senior Subordinated Note due 2013, is incorporated herein by reference to Exhibit 4.1 to SS&C Technologies, Inc’s Registration Statement on Form S-4, as amended (File No. 333-135139) (the “Form S-4”)
4.2		First Supplemental Indenture, dated as of April 27, 2006, among Cogent Management Inc., SS&C Technologies, Inc. and Wells Fargo Bank, National Association, as Trustee, relating to the 11 3/4% Senior Subordinated Notes due 2013, is incorporated herein by reference to Exhibit 4.2 to the Form S-4
4.3		Second Supplemental Indenture, dated as of September 1, 2009, among SS&C Technologies Connecticut, LLC, SS&C Technologies, Inc. and Wells Fargo Bank, National Association, as Trustee, relating to the 11 3/4% Senior Subordinated Notes due 2013, is incorporated herein by reference to Exhibit 10.3 to SS&C Technologies, Inc.’s Current Report on Form 8-K, filed on September 4, 2009 (File No. 000-28430) (the “September 4, 2009 8-K”)
4.4		Third Supplemental Indenture, dated as of December 22, 2009, among TheNextRound, Inc., SS&C Technologies, Inc. and Wells Fargo Bank, National Association, as Trustee, relating to the 11 3/4% Senior Subordinated Notes due 2013, is incorporated herein by reference to Exhibit 10.2 to SS&C Technologies, Inc.’s Current Report on Form 8-K, filed on December 23, 2009 (File No. 000-28430) (the “December 23, 2009 8-K”)

Number	Description

4.5	Fourth Supplemental Indenture, dated as of April 12, 2010, among Tradeware Global Corp., SS&C Technologies, Inc. and Wells Fargo Bank, National Association, as Trustee, relating to the 11 3/4% Senior Subordinated Notes due 2013, is incorporated herein by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed on April 15, 2010 (File No. 001-34675) (the “April 15, 2010 8-K”)
4.6	Guarantee of 11 3/4% Senior Subordinated Notes due 2013 by Financial Models Company Ltd., Financial Models Holdings Inc., SS&C Fund Administration Services LLC, OMR Systems Corporation and Open Information Systems, Inc. is incorporated herein by reference to Exhibit 4.3 to the Form S-4
4.7	Guarantee of 11 3/4% Senior Subordinated Notes due 2013 by Cogent Management Inc. is incorporated herein by reference to Exhibit 4.4 to the Form S-4
4.8	Guarantee of 11 3/4% Senior Subordinated Notes due 2013 by SS&C Technologies Connecticut, LLC is incorporated herein by reference to Exhibit 10.4 to the September 4, 2009 8-K
4.9	Guarantee of 11 3/4% Senior Subordinated Notes due 2013 by TheNextRound, Inc. is incorporated herein by reference to Exhibit 10.3 to the December 23, 2009 8-K
4.10	Guarantee of 11 3/4% Senior Subordinated Notes due 2014 by Tradeware Global Corp. is incorporated by reference to Exhibit 10.3 to the April 15, 2010 8-K
4.11	Registration Rights Agreement, dated as of November 23, 2005, among Sunshine Acquisition II, Inc., SS&C Technologies, Inc. and the Guarantors named therein, as Issuers, and Wachovia Capital Markets, LLC, J.P. Morgan Securities Inc. and Banc of America Securities LLC, as Initial Purchasers, is incorporated herein by reference to Exhibit 4.5 to the Form S-4
4.12	Purchase Agreement, dated as of November 17, 2005, between Sunshine Acquisition II, Inc. and the Initial Purchasers named in Schedule I thereto is incorporated herein by reference to Exhibit 4.6 to the Form S-4
4.13	Joinder Agreement, dated as of November 23, 2005, executed by SS&C Technologies, Inc., Financial Models Company Ltd., Financial Models Holdings Inc., SS&C Fund Administration Services LLC, OMR Systems Corporation and Open Information Systems, Inc. is incorporated herein by reference to Exhibit 4.7 to the Form S-4
4.14	Joinder Agreement, dated as of April 27, 2006, executed by Cogent Management Inc. is incorporated herein by reference to Exhibit 4.8 to the Form S-4
4.15	Joinder Agreement, dated as of September 1, 2009, executed by SS&C Technologies Connecticut, LLC is incorporated herein by reference to Exhibit 10.5 to the September 4, 2009 8-K
4.16	Joinder Agreement, dated as of December 22, 2009, executed by TheNextRound, Inc. is incorporated herein by reference to Exhibit 10.4 to the December 23, 2009 8-K
4.17	Joinder Agreement, dated as of April 12, 2010, executed by Tradeware Global Corp. is incorporated herein by reference to Exhibit 10.4 to the April 15, 2010 8-K
4.18	Specimen certificate evidencing shares of common stock is incorporated herein by reference to Exhibit 4.15 to the 2010 Form S-1
5.1	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP

Number	Description

10.1	Credit Agreement, dated as of November 23, 2005, among Sunshine Acquisition II, Inc., SS&C Technologies, Inc., SS&C Technologies Canada Corp., the several lenders from time to time parties thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Administrative Agent, Wachovia Bank, National Association, as Syndication Agent, and Bank of America, N.A., as Documentation Agent, is incorporated herein by reference to Exhibit 10.1 to the Form S-4
10.2	First Amendment, dated as of March 6, 2007, to the Credit Agreement, dated as of November 23, 2005, among SS&C Technologies, Inc., SS&C Technologies Canada Corp., as CDN Borrower, the several banks and other financial institutions or entities from time to time parties to the Credit Agreement as lenders, Wachovia Bank, National Association, as Syndication Agent, JPMorgan Chase Bank, N.A., as Administrative Agent and JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Administrative Agent, is incorporated herein by reference to Exhibit 10.1 to SS&C Technologies, Inc.’s Current Report on Form 8-K, filed on March 9, 2007 (File No. 333-135139)
10.3	Guarantee and Collateral Agreement, dated as of November 23, 2005, made by the Registrant, Sunshine Acquisition II, Inc., SS&C Technologies, Inc. and certain of its subsidiaries in favor of JPMorgan Chase Bank, N.A., as Administrative Agent, is incorporated herein by reference to Exhibit 10.2 to the Form S-4
10.4	CDN Guarantee and Collateral Agreement, dated as of November 23, 2005, made by SS&C Technologies Canada Corp. and 3105198 Nova Scotia Company in favor of JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Administrative Agent, is incorporated herein by reference to Exhibit 10.3 to the Form S-4
10.5	Assumption Agreement, dated as of April 27, 2006, made by Cogent Management Inc., in favor of JPMorgan Chase Bank, N.A., as Administrative Agent, is incorporated herein by reference to Exhibit 10.4 to the Form S-4
10.6	Assumption Agreement, dated as of August 31, 2009, made by SS&C Technologies Connecticut, LLC, in favor of JPMorgan Chase Bank, N.A., as Administrative Agent, is incorporated herein by reference to Exhibit 10.1 to the September 4, 2009 8-K
10.7	Assumption Agreement, dated as of December 22, 2009, made by TheNextRound, Inc., in favor of JPMorgan Chase Bank, N.A., as Administrative Agent, is incorporated herein by reference to Exhibit 10.1 to the December 23, 2009 8-K
10.8	Assumption Agreement, dated as of April 12, 2010, made by Tradeware Global Corp. in favor of JPMorgan Chase Bank, N.A., as Administrative Agent, is incorporated herein by reference to Exhibit 10.1 to the April 15, 2010 8-K
10.9	Acknowledgment and Confirmation Agreement, dated as of August 31, 2009, among SS&C Technologies Canada Corp., JPMorgan Chase Bank, N.A. and JPMorgan Chase Bank, N.A., Toronto Branch, is incorporated herein by reference to Exhibit 10.2 to the September 4, 2009 8-K
10.10	Stockholders Agreement, dated as of November 23, 2005, by and among the Registrant, Carlyle Partners IV, L.P., CP IV Coinvestment, L.P., William C. Stone and Other Executive Stockholders (as defined therein) is incorporated herein by reference to Exhibit 10.5 to the Form S-4

Number	Description

10.11	Amendment No. 1, dated April 22, 2008, to the Stockholders Agreement dated as of November 23, 2005, by and among the Registrant, Carlyle Partners IV, L.P., CP IV Coinvestment, L.P. and William C. Stone is incorporated herein by reference to Exhibit 10.28 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-143719) (the “2008 Form S-1”)
10.12	Amendment No. 2, dated March 2, 2010, to the Stockholders Agreement dated as of November 23, 2005, as amended by Amendment No. 1 to the Stockholders Agreement dated April 22, 2008, by and among the Registrant, Carlyle Partners IV, L.P., CP IV Coinvestment, L.P. and William C. Stone is incorporated herein by reference to Exhibit 10.1 to SS&C Technologies, Inc.’s Current Report on Form 8-K, filed on March 2, 2010 (File No. 000-28430) (the “March 2, 2010 8-K”)
10.13	Registration Rights Agreement, dated as of November 23, 2005, by and among the Registrant, Carlyle Partners IV, L.P., CP IV Coinvestment, L.P., William C. Stone and Other Executive Investors (as defined therein) is incorporated herein by reference to Exhibit 10.6 to the Form S-4
10.14	Form of Service Provider Stockholders Agreement by and among the Registrant, Carlyle Partners IV, L.P., CP IV Coinvestment, L.P. and the Service Provider Stockholders (as defined therein) is incorporated herein by reference to Exhibit 10.7 to the Form S-4
10.15	Amendment No. 1, dated April 22, 2008, to the Service Provider Stockholders Agreement dated as of November 23, 2005, by and among the Registrant, Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P. is incorporated herein by reference to Exhibit 10.29 to the Form S-1
10.16	SS&C Technologies, Inc. Management Rights Agreement, dated as of November 23, 2005, by and among Carlyle Partners IV, L.P., CP IV Coinvestment, L.P., the Registrant and SS&C Technologies, Inc. is incorporated herein by reference to Exhibit 10.9 to the Form S-4
10.17	1998 Stock Incentive Plan, including form of stock option agreement, is incorporated herein by reference to Exhibit 10.10 to the Form S-4
10.18	1999 Non-Officer Employee Stock Incentive Plan, including form of stock option agreement, is incorporated herein by reference to Exhibit 10.11 to the Form S-4
10.19	Form of Option Assumption Notice for 1998 Stock Incentive Plan and 1999 Non-Officer Employee Stock Incentive Plan is incorporated herein by reference to Exhibit 10.12 to the Form S-4
10.20	2006 Equity Incentive Plan is incorporated herein by reference to Exhibit 10.1 to SS&C Technologies, Inc.’s Current Report on Form 8-K, filed on August 15, 2006 (File No. 333-135139) (the “August 15, 2006 8-K”)
10.21	Forms of 2006 Equity Incentive Plan Amended and Restated Stock Option Grant Notice and Amended and Restated Stock Option Agreement are incorporated herein by reference to Exhibit 10.2 to the March 2, 2010 8-K

Number	Description

10.22	Form of Stock Award Agreement is incorporated herein by reference to Exhibit 10.4 to the August 15, 2006 8-K
10.23	2008 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.26 to the Form S-1
10.24	Form of 2008 Stock Incentive Plan Stock Option Grant Notice and Stock Option Agreement is incorporated herein by reference to Exhibit 10.26 to the 2010 Form S-1
10.25	Employment Agreement, dated as of March 11, 2010, by and among William C. Stone, the Registrant and SS&C Technologies, Inc. is incorporated herein by reference to Exhibit 10.27 to the 2010 Form S-1
10.26	Lease Agreement, dated September 23, 1997, by and between SS&C Technologies, Inc. and Monarch Life Insurance Company, as amended by First Amendment to Lease dated as of November 18, 1997, is incorporated herein by reference to Exhibit 10.15 to SS&C Technologies, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 000-28430)
10.27	Second Amendment to Lease, dated as of April 1999, between SS&C Technologies, Inc. and New Boston Lamberton Limited Partnership is incorporated herein by reference to Exhibit 10.12 to SS&C Technologies, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 000-28430) (the “2004 10-K”)
10.28	Third Amendment to Lease, effective as of July 1, 1999, between SS&C Technologies, Inc. and New Boston Lamberton Limited Partnership is incorporated herein by reference to Exhibit 10.13 to the 2004 10-K
10.29	Fourth Amendment to Lease, effective as of June 7, 2005, between SS&C Technologies, Inc. and New Boston Lamberton Limited Partnership, is incorporated herein by reference to Exhibit 10.5 to SS&C Technologies, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 (File No. 000-28430) (the “Q2 2005 10-Q”)
10.30	Fifth Amendment to Lease, dated as of November 1, 2006, by and between SS&C Technologies, Inc. and New Boston Lamberton Limited Partnership is incorporated herein by reference to Exhibit 10.25 to the 2008 Form S-1
10.31	Lease Agreement, dated January 6, 1998, by and between Financial Models Company Inc. and Polaris Realty (Canada) Limited, as amended by First Amendment of Lease, dated as of June 24, 1998, and as amended by Second Lease Amending Agreement, dated as of November 13, 1998, is incorporated herein by reference to Exhibit 10.6 to the Q2 2005 10-Q
10.32	Amended and Restated Stock Option Agreement, dated February 10, 2010, between the Registrant and William C. Stone is incorporated herein by reference to Exhibit 10.33 to SS&C Technologies, Inc.’s Annual Report on Form 10-K, filed on February 26, 2010 (File No. 000-28430)
10.33	Form of Director Indemnification Agreement is incorporated herein by reference to Exhibit 10.35 to the 2010 Form S-1
21	Subsidiaries of the Registrant

Number	Description

23.1	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)
23.2	Consent of PricewaterhouseCoopers LLP
24	Powers of Attorney (included in the signature pages to this registration statement)

†	The Registrant hereby agrees to furnish supplementally a copy of any omitted schedules to this agreement to the Securities and Exchange Commission upon its request.